           As filed with the Securities and Exchange Commission on June 25, 2002

                                                      Registration No. 333-85284


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-6

              FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF
               SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON
                                  FORM N-8B-2

                          PRE-EFFECTIVE AMENDMENT NO. 1

                              SEPARATE ACCOUNT A OF
                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
                           (Exact name of Registrant)

                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
                               (Name of Depositor)

                              38500 Woodward Avenue
                        Bloomfield Hills, Michigan 48304
              (Address of Depositor's Principal Executive Offices)

                               James D. Gallagher
                          Secretary and General Counsel
                The Manufacturers Life Insurance Company (U.S.A.)
                                73 Tremont Street
                                Boston, MA 02108
                     (Name and Address of Agent for Service)

                                    Copy to:
                              J. Sumner Jones, Esq.
                              Jones & Blouch L.L.P.
                        1025 Thomas Jefferson Street, NW
                              Washington, DC 20007


Title of Securities Being Registered:  Variable Life Insurance Contracts

Approximate date of commencement of proposed public offering: As soon after the effective date of this registration statement as is practicable.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                              Separate Account A of
                The Manufacturers Life Insurance Company (U.S.A.)
                       Registration Statement on Form S-6
                              Cross-Reference Sheet

FORM

N-8B-2

ITEM NO.                        CAPTION IN PROSPECTUS

1        Cover Page; General Information About Manufacturers (Separate Account
         A)

2        Cover Page; General Information About Manufacturers (Manufacturers
         (U.S.A.))

3        *

4        Other Information (Distribution of the Policy)

5        General Information About Manufacturers Life (Separate Account A)

6        General Information About Manufacturers (Separate Account A)

7        *

8        *

9        Other Information (Litigation)

10 Death Benefits; Premium Payments; Charges and Deductions; Policy Value; Policy Loans; Policy Surrender and Partial Withdrawals; Lapse and Reinstatement; Other Provisions of the Policy; Other Information

11       General Information About Manufacturers (Manufacturers Investment
         Trust)

12       General Information About Manufacturers (Manufacturers Investment
         Trust)

13       Charges and Deductions

14 Issuing A Policy; Other Information (Responsibilities Assumed By Manufacturers Life)

15       Issuing A Policy

16       General Information About Manufacturers (Manufacturers Investment
         Trust)

17       Policy Surrender and Partial Withdrawals

18       General Information About Manufacturers

19 Other Information (Reports to Policyholders; Responsibilities Assumed By Manufacturers Life)

20       *

21       Policy Loans

22       *

23       *

24       Other Provisions of the Policy

25       General Information About Manufacturers (Manulife U.S.A.)

26       *

27 General Information About Manufacturers (Manulife U.S.A.); Other Information (Distribution of the Policy)

28       Other Information (Officers and Directors)

29       General Information About Manufacturers (Manulife U.S.A.)

30       *

31       *

32       *

33       *

34       *

35       *

36       *

37       *

38 Other Information (Distribution of the Policies; Responsibilities of Manufacturers Life)

39       Other Information (Distribution of the Policies)

40       *

41       Other Information (Distribution of the Policy)

42       Other Information (Distribution of the Policy)

43       *

44       Policy Values --Determination of Policy Value; Units and Unit Values)

45       *

46 Policy Surrender and Partial Withdrawals; Other Information -- Payment of Proceeds)

47       General Information About Manufacturers (Manufacturers Investment
         Trust)

48       *

49       *

50       General Information About Manufacturers

51 Issuing a Policy; Death Benefits; Premium Payments; Charges and Deductions; Policy Value; Policy Loans; Policy Surrender and Partial Withdrawals; Lapse and Reinstatement; Other Policy Provisions

52       Other Information (Substitution of Portfolio Shares)

53 General Information About Manufacturers Life (Separate Account A); Tax Treatment of the Policy

54       *

55       *

56       *

57       *

58       *

59       Financial Statements

* Omitted since answer is negative or item is not applicable.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

PROSPECTUS

                              SEPARATE ACCOUNT A OF
                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

                         VENTURE VUL [EPVUL] ACCUMULATOR
                A FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

This prospectus describes Venture VUL [EPVUL] Accumulator, a flexible premium variable universal life insurance policy (the "Policy") offered by The Manufacturers Life Insurance Company (U.S.A.) (the "Company," "Manulife USA," "we" or "us").

The Policy is designed to provide lifetime insurance protection together with flexibility as to:

-    the timing and amount of premium payments,

-    the investments underlying the Policy Value, and

-    the amount of insurance coverage.

This flexibility allows you, the policyowner, to pay premiums and adjust insurance coverage in light of your current financial circumstances and insurance needs.

Policy Value may be accumulated on a fixed basis or vary with the investment performance of the sub-accounts of Manulife USA's Separate Account A (the "Separate Account"). The assets of each sub-account will be used to purchase shares of a particular investment portfolio (a "Portfolio") of Manufacturers Investment Trust (the "Trust"). The accompanying prospectus for the Trust, and the corresponding Statement of Additional Information, describe the investment objectives of the Portfolios in which you may invest net premiums. Other sub-accounts and Portfolios may be added in the future.

THE POLICY IS NOT SUITABLE FOR SHORT-TERM INVESTMENT PURPOSES. ALSO PROSPECTIVE PURCHASERS SHOULD NOTE THAT IT MAY NOT BE ADVISABLE TO PURCHASE A POLICY AS A REPLACEMENT FOR EXISTING INSURANCE POLICY.

The Securities and Exchange Commission (the "SEC") maintains a web site (http://www.sec.gov) that contains material incorporated by reference and other information regarding registrants that file electronically with the SEC.

PLEASE READ THIS PROSPECTUS CAREFULLY AND KEEP IT FOR FUTURE REFERENCE. IT IS VALID ONLY WHEN ACCOMPANIED BY A CURRENT PROSPECTUS FOR THE TRUST.

THE SEC HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                The Manufacturers Life Insurance Company (U.S.A.)
                              38500 Woodward Avenue
                        Bloomfield Hills, Michigan 48304

                   THE DATE OF THIS PROSPECTUS IS _____, 2002

TABLE OF CONTENTS TABLE OF CONTENTS
DEFINITIONS....................................................................
POLICY SUMMARY.................................................................
    General....................................................................
    Death Benefits.............................................................
    Optional Term Rider........................................................
    Cash Value Enhancement Riders..............................................
    Return of Premium Rider....................................................
    Premiums...................................................................
    Policy Value...............................................................
    Policy Loans...............................................................
    Surrender and Partial Withdrawals..........................................
    Lapse and Reinstatement....................................................
    Charges and Deductions.....................................................
    Investment Options and Investment Advisers ................................
    Investment Management Fees and Expenses....................................
    Table of Charges and Deductions............................................
    Table of Investment Management Fees and Expenses..........................
    Table of Investment Options and Investment Subadvisers....................
GENERAL INFORMATION ABOUT MANULIFE USA, THE SEPARATE ACCOUNT AND THE TRUST....
    Manulife USA..............................................................
    The Separate Account......................................................
    The Trust.................................................................
    Investment Objectives of the Portfolios...................................
ISSUING A POLICY..............................................................
    Requirements..............................................................
    Temporary Insurance Agreement.............................................
    Right to Examine the Policy...............................................
    Life Insurance Qualification..............................................
DEATH BENEFITS................................................................
    Death Benefit Options.....................................................
    Changing the Death Benefit Option.........................................
    Changing the Face Amount..................................................
PREMIUM PAYMENTS..............................................................
    Initial Premiums..........................................................
    Subsequent Premiums.......................................................
    Maximum Premium Limitation................................................
    Premium Allocation........................................................
    Investment Credit.........................................................
CHARGES AND DEDUCTIONS........................................................
    Premium Charge............................................................
    Surrender Charges.........................................................
    Monthly Deductions........................................................
    Charges for Transfers.....................................................
    Reduction in Charges......................................................
SPECIAL PROVISIONS FOR EXCHANGES..............................................
COMPANY TAX CONSIDERATIONS....................................................
POLICY VALUE..................................................................
    Determination of the Policy Value.........................................
    Units and Unit Values.....................................................
    Transfers of Policy Value.................................................
POLICY LOANS..................................................................
    Effect of Policy Loan.....................................................
    Interest Charged on Policy Loans..........................................
    Loan Account..............................................................
POLICY SURRENDER AND PARTIAL WITHDRAWALS......................................
    Policy Surrender..........................................................
    Partial Withdrawals.......................................................
LAPSE AND REINSTATEMENT.......................................................
    Lapse.....................................................................

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    No-Lapse Guarantee........................................................
    No-Lapse Guarantee Cumulative Premium Test................................
    Reinstatement.............................................................
THE GENERAL ACCOUNT...........................................................
    Fixed Account.............................................................
OTHER PROVISIONS OF THE POLICY................................................
    Cash Value Enhancement Riders.............................................
    Return of Premium Rider...................................................
    Policyowner Rights........................................................
    Beneficiary...............................................................
    Validity..................................................................
    Misstatement of Age or Sex................................................
    Suicide Exclusion.........................................................
    Supplementary Benefits....................................................
TAX TREATMENT OF THE POLICY...................................................
    Life Insurance Qualification..............................................
    Tax Treatment of Policy Benefits..........................................
    Alternate Minimum Tax.....................................................
    Income Tax Reporting......................................................
OTHER INFORMATION.............................................................
    Payment of Proceeds.......................................................
    Reports to Policyowners...................................................
    Distribution of the Policies..............................................
    Responsibilities of MFC...................................................
    Voting Rights.............................................................
    Substitution of Portfolio Shares..........................................
    Records and Accounts......................................................
    State Regulations.........................................................
    Litigation................................................................
    Independent Auditors......................................................
    Further Information.......................................................
    Officers and Directors....................................................
    Optional Term Rider.......................................................
ILLUSTRATIONS.................................................................

APPENDIX A - SAMPLE ILLUSTRATIONS OF POLICY VALUES, CASH SURRENDER
             VALUES AND DEATH BENEFITS.......................................A-1
APPENDIX B - AUDITED FINANCIAL STATEMENTS....................................B-1

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION WHERE IT WOULD NOT BE LAWFUL. YOU SHOULD RELY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS, THE PROSPECTUS OF MANUFACTURERS INVESTMENT TRUST, OR THE STATEMENT OF ADDITIONAL INFORMATION OF MANUFACTURERS INVESTMENT TRUST. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT.

THE PURPOSE OF THIS VARIABLE LIFE INSURANCE POLICY IS TO PROVIDE INSURANCE PROTECTION FOR THE BENEFICIARY NAMED THEREIN. NO CLAIM IS MADE THAT THIS VARIABLE LIFE INSURANCE POLICY IS IN ANY WAY SIMILAR OR COMPARABLE TO A SYSTEMATIC INVESTMENT PLAN OF A MUTUAL FUND.

Examine this prospectus carefully. The Policy Summary will briefly describe the Policy. More detailed information will be found further in the prospectus.

Cash Accum II 7/2002 [P-B Cash Accum II  7/2002
EPVUL II 7/2002

DEFINITIONS

Additional Rating
is an increase to the Cost of Insurance Rate for insureds who do not meet, at a minimum, the Company's underwriting requirements for the standard Risk Classification.

Age
on any date is the life insured's age on his or her nearest birthday to the Policy Date. If no specific age is mentioned, age means the life insured's age on the Policy Anniversary nearest to the birthday.

Attained Age
is the Age at issue plus the number of whole years that have elapsed since the Policy Date.

Business Day
is any day that the New York Stock Exchange is open for business. A Business Day ends at the close of regularly scheduled daytime trading of the New York Stock Exchange on that day.

Cash Surrender Value
is the Policy Value less the Surrender Charge and any outstanding monthly deductions due.

Gross Withdrawal
is the amount of partial Net Cash Surrender Value the policyowner requests plus any Surrender Charge applicable to the withdrawal.

Effective Date
is the date the underwriters approve issuance of the Policy. If the Policy is approved without the initial premium, the Effective Date will be the date the Company receives at least the minimum initial premium at our Service Office. The Company will take the first Monthly Deduction on the Effective Date.

Fixed Account
is that part of the Policy Value which reflects the value the policyowner has in the general account of the Company.

Investment Account
is that part of the Policy Value which reflects the value the policyowner has in one of the sub-accounts of the Separate Account.

Issue Date
is the date the Company issued the Policy. The Issue Date is also the date from which the Suicide and Validity provisions of the Policy are measured.

Life Insured
is the person whose life is insured under this Policy.

Loan Account
is that part of the Policy Value which reflects the value transferred from the Fixed Account or the Investment Accounts as collateral for a policy loan.

Loan Interest Credited Differential
is the difference between the rate of interest charged on a Policy Loan and the rate of interest credited to amounts in the Loan Account.

Maximum Loanable Amount
is 100% of the Policy Net Cash Surrender Value less estimated charges to the next Policy anniversary, including loan interest.

Minimum Death Benefit
is on any date the Policy Value on that date multiplied by the applicable minimum death benefit percentage for the Attained Age of the life insured.

Monthly No-Lapse Guarantee Premium
is one-twelfth of the No-Lapse Guarantee Premium.

Net Cash Surrender Value
is the Cash Surrender Value less the Policy Debt.

Net Policy Value
is the Policy Value less the value in the Loan Account.

Net Premium
is the gross premium paid less the Premium Charge. It is the amount of premium allocated to the Fixed Account and/or Investment Accounts.

No-Lapse Guarantee
is a provision of the Policy which occurs when the Policy is in the No-Lapse Guarantee Period, and meets the No-Lapse Guarantee Cumulative Premium Test. If such a condition is met the Policy will not lapse, even when the Net Cash Surrender Value falls to or below zero.

No-Lapse Guarantee Period
is the period, set at issue, during which the No-Lapse Guarantee is provided. The No-Lapse Guarantee period is fixed at the lesser of (a) twenty years or (b) the number of years remaining until the life insured's age is 95, depending upon applicable state law requirements. Certain states may have a shorter guarantee period. The No Lapse Guarantee Period for a particular Policy is stated in the Policy.

No-Lapse Guarantee Premium
is the annual premium used to determine the Monthly No-Lapse Guarantee Premium. It is set at issue and is recalculated, prospectively, whenever any of the following changes occur under the Policy:

-    the Face Amount of insurance changes.
-    a Supplementary Benefit is added, changed or terminated.
-    the Risk Classification of the life insured changes.
- a temporary Additional Rating is added (due to a face amount increase), or terminated.
-    the death benefit option changes.

No-Lapse Guarantee Cumulative Premium
is the minimum amount due to satisfy the No-Lapse Guarantee Cumulative Premium Test. This amount equals the sum, from issue to the date of the test, of the Monthly No-Lapse Guarantee Premiums.

No-Lapse Guarantee Cumulative Premium Test is a test that, if satisfied, during the No Lapse Guarantee Period will keep the policy in force when the Net Cash Surrender Value is less than zero. The test is satisfied if the sum of all premiums paid, less any Gross Withdrawals and less any Policy Debt, is greater than or equal to the sum of the monthly No-Lapse Guarantee Premiums due since the Policy Date.

Policy Date
is the date coverage takes effect under the Policy, provided the Company receives the minimum initial premium at its Service Office, and is the date from which charges for the first monthly deduction are calculated, and the date from which Policy Years, Policy Months, and Policy Anniversaries are determined.

Policy Debt
as of any date equals (a) plus (b) plus (c) minus (d), where:

(a)  is the total amount of loans borrowed as of such date;
(b) is the total amount of any unpaid loan interest charges which have been borrowed against the Policy on a Policy Anniversary;
(c) is any interest charges accrued from the last Policy Anniversary to the current date; and
(d)  is the total amount of loan repayments as of such date.

Policy Value
is the sum of the values in the Loan Account, the Fixed Account, and the Investment Accounts.

Service Office Address
is 200 Bloor Street East, Toronto, Ontario, Canada M4W 1E5.

Surrender Charge Period
is the period following the Policy Date or following any increase in Face Amount during which the Company will assess Surrender Charges. Surrender Charges will apply during this period if the policy terminates due to default, if the policyowner surrenders the policy or makes a partial withdrawal.

Surrender Charge Premium Limit
is used to determine the Surrender Charge. The Surrender Charge Premium Limit for the initial Face Amount is stated in the Policy. The Company will advise the policyowner of the Surrender Charge Premium Limit for any increase in Face Amount.

Written Request
is the policyowner's request to the Company which must be in a form satisfactory to the Company, signed and dated by the policyowner, and received at the Service Office.


POLICY SUMMARY

GENERAL

We have prepared the following summary as a general description of the most important features of the Policy. It is not comprehensive and you should refer to the more detailed information contained in this prospectus. Unless otherwise indicated or required by the context, the discussion throughout this prospectus assumes that the Policy has not gone into default, there is no outstanding Policy Debt, and the death benefit is not determined by the minimum death benefit percentage. The Policy's provisions may vary in some states and the terms of your Policy and any endorsement or rider supersede the disclosure in this prospectus.

DEATH BENEFITS

There are two death benefit options. Under Option 1, the death benefit is the FACE AMOUNT OF THE POLICY at the date of death. Under Option 2, the death benefit is the FACE AMOUNT PLUS THE POLICY VALUE OF THE POLICY at the date of death. If on the date of death of the insured, the Policy is being kept in force under the No-Lapse Guarantee provision, the death benefit will be the Face Amount of the Policy only. The actual death benefit will be the greater of the death benefit under the applicable death benefit option or the Minimum Death Benefit. The Minimum Death Benefit is on any date the Policy Value on that date multiplied by the applicable minimum death benefit percentage for the Attained Age of the life insured. A table of Minimum Death Benefit Percentages is located under "Death Benefits - Minimum Death Benefit." You may change the death benefit option and increase or decrease the Face Amount subject to the limitations described in this Prospectus.

OPTIONAL TERM RIDER

The Policy may be issued with an optional term insurance rider (the "Term Rider") which provides an additional insurance amount which is level term life insurance. The benefit of the Term Rider is that the cost of insurance will always be less than or equal to the cost of insurance under the Policy. HOWEVER, UNLIKE THE DEATH BENEFIT UNDER THE POLICY, THE DEATH BENEFIT UNDER THE TERM RIDER IS NOT PROTECTED BY THE NO-LAPSE GUARANTEE AFTER THE SECOND POLICY YEAR AND TERMINATES AT THE LIFE INSURED'S ATTAINED AGE 100.

CASH VALUE ENHANCEMENT RIDERS


The Policy may be issued with one of two optional Cash Value Enhancement riders. The benefit of these riders is that the Cash Surrender Value of a Policy is enhanced during the period for which Surrender Charges are applicable. Under the Cash Value Enhancement Rider, the enhancement is provided by reducing the Surrender Charge that would otherwise have applied upon Policy surrender or lapse. The Cash Value Enhancement Rider does not apply to decreases in Face Amount or partial withdrawals. Under the Cash Value Enhancement Plus Rider, there will be no Surrender Charge. The decision to add one of these two riders must be made at issuance of the Policy and, once made, is irrevocable. Adding either of these riders may result in different premium and asset-based risk charges under the Policy.


RETURN OF PREMIUM RIDER


The Policy may be issued with an optional Return of Premium rider if death benefit Option 1 is elected. This rider provides an additional death benefit payable upon the death of the life insured after the Company receives due proof of death. The Return of Premium Death Benefit is calculated as follows:

The return of premium rider death benefit is equal to the initial premium. Any subsequent premiums will increase the death benefit at the time of the premium payment by the amount of the premium. Any partial withdrawal will reduce the death benefit at the time of withdrawal by an amount equal to the withdrawal plus any applicable Surrender Charge (except that the rider death benefit will not be reduced to less than zero). The Return of Premium rider is not protected by the No-Lapse Guarantee after the second Policy Year.

PREMIUMS

You may pay premiums at any time and in any amount, subject to certain limitations as described under "Premium Payments - Subsequent Premiums." Net Premiums will be allocated, according to your instructions and at the Company's discretion, to one or more of our general account and the sub-accounts of the Separate Account. You may change your allocation instructions at any time. You may also transfer amounts among the accounts.

POLICY VALUE

The Policy has a Policy Value reflecting premiums paid, certain charges for expenses and cost of insurance, and the investment performance of the accounts to which you have allocated premiums.

POLICY LOANS

You may borrow an amount not to exceed the Maximum Loanable Amount. Loan interest at a rate of 5.25% during the first ten Policy Years and 4% thereafter is due on each Policy Anniversary. We will deduct all outstanding Policy Debt from proceeds payable at the insured's death or upon surrender.

SURRENDER AND PARTIAL WITHDRAWALS

You may make a partial withdrawal of your Policy Value. A partial withdrawal may result in a reduction in the Face Amount of or the death benefit under the Policy and an assessment of a portion of the Surrender Charges to which the Policy is subject.

You may surrender your Policy for its Net Cash Surrender Value at any time while the life insured is living. The Net Cash Surrender Value is equal to the Policy Value less any Surrender Charge and outstanding monthly deductions due minus the Policy Debt.

LAPSE AND REINSTATEMENT

Unless the No-Lapse Guarantee Cumulative Premium Test has been met, a Policy will lapse (and terminate without value) when its Net Cash Surrender Value is insufficient to pay the next monthly deduction and a grace period of 61 days expires without your having made an adequate payment.

The Policies, therefore, differ in two important respects from conventional life insurance policies. First, the failure to make planned premium payments will not itself cause a Policy to lapse. Second, a Policy can lapse even if planned premiums have been paid.

A policyowner may reinstate a lapsed Policy at any time within the five year period following lapse provided the Policy was not surrendered for its Net Cash Surrender Value. We will require evidence of insurability along with a certain amount of premium as described under "Reinstatement."

CHARGES AND DEDUCTIONS

We assess certain charges and deductions in connection with the Policy. These include:

     -    charges deducted from premiums paid,


     - monthly deductions for administration, asset-based risk , cost of insurance, and face amount charges,


     -    charges assessed on surrender or lapse, and

     - if applicable, a charge for any supplementary benefits added to the Policy.


The charges are summarized in the Table of Charges and Deductions. We may allow you to request that the sum of the charges assessed monthly for the cost of insurance, face amount, and administrative expenses be deducted from the Fixed Account or one or more of the sub-accounts of the Separate Account.


In addition, there are charges deducted from each Portfolio of the Trust. These charges are summarized in the Table of Investment Management Fees and Expenses.

The Policy may be issued with either one of the two optional Cash Value Enhancement riders which we offer. In the case of the Cash Value Enhancement rider, the Surrender Charge is reduced upon the surrender or lapse of a Policy. In the case of the Cash Value Enhancement Plus rider, the Surrender Charge is eliminated. If a Policy is issued with either of these riders, it will have different premium charges and the same or higher asset-based risk charges as noted under the "Table of Charges and Deductions."

INVESTMENT OPTIONS AND INVESTMENT ADVISERS

You may allocate Net Premiums to the Fixed Account or to one or more of the sub-accounts of the Separate Account. Each of the sub-accounts invests in the shares of one of the Portfolios of the Trust.

The Trust receives investment advisory services from Manufacturers Securities Services, LLC ("MSS"). MSS is a registered investment adviser under the Investment Advisers Act of 1940, as amended.

The Trust also employs subadvisers. The Table of Investment Options and Investment Subadvisers shows the subadvisers that provide investment subadvisory services to the indicated Portfolios.

Allocating net premiums only to one or a small number of the investment options (other than the Lifestyle Trusts) should not be considered a balanced investment strategy. In particular, allocating net premiums to a small number of investment options that concentrate their investments in a particular business or market sector will increase the risk that the value of your Policy will be more volatile since these investment options may react similarly to business or market specific events. Examples of business or market sectors where this risk historically has been and may continue to be particularly high include: (a) technology related businesses, including internet related businesses, (b) small cap securities and (c) foreign securities. The Company does not provide advice regarding appropriate investment allocations. Please discuss this matter with your financial adviser.

INVESTMENT MANAGEMENT FEES AND EXPENSES

Each sub-account of the Separate Account purchases shares of one of the Portfolios at net asset value. The net asset value of those shares reflects investment management fees and certain expenses of the Portfolios. The fees and expenses for each Portfolio for the Trust's last fiscal year are shown in the Table of Investment Management Fees and Expenses below. These fees and expenses are described in detail in the accompanying Trust prospectus to which reference should be made.

TABLE OF CHARGES AND DEDUCTIONS


The table below sets forth the charges and deductions for the Policy. The Policy may be issued with either one of two optional riders, the Cash Value Enhancement Rider and the Cash Value Enhancement Plus Rider. Adding either one of these riders to the Policy will alter certain charges under the Policy. The charges associated with these riders are discussed below. In addition, there are other riders available under the policy which also have additional charges.

--------------------------------------------------------------------------------
       Premium      The Policy provides for a deduction of 7.5% of the premium
       Charges:     paid during the first 10 Policy Years and 5% of each premium paid thereafter. Where the Cash Value Enhancement Rider is used, the premium charges are increased to 8.5% of the
                    premium paid during the first 10 Policy Years and 5.5%
                    thereafter. Where the Cash Value Enhancement Plus Rider is used, the premium charges are 3.25% for the first 10 Policy
                    Years and 2.25% thereafter.
--------------------------------------------------------------------------------
       Monthly      An administration charge of $40 per Policy Month is deducted
       Deductions:  in the first five Policy Years. In subsequent years, the administration charge is $20 per Policy Month. The monthly administration charge does not vary with the Cash Value
                    Enhancement options.

                    A monthly asset-based risk charge is assessed against the Policy value in the Investment Accounts at an annual rate of 0%. This rate is guaranteed not to exceed 0.30%. Where the Cash Value Enhancement Rider is used, the asset-based risk charges are the same as those provided in the Policy - an annual rate of 0% guaranteed not to exceed 0.30%. Where the Cash Value Enhancement Plus Rider is used, the current asset-based risk charges are at an annual rate of 1% for the first 15 Policy Years and 0.25% thereafter. The guaranteed rates are 1.30% for the first 15 Policy Years and 0.55% thereafter.

                    There is a monthly per $1000 Face Amount charge for the first 10 years. The monthly charge per $1000 of Face Amount varies by the Age of the life insured at issuance (or the Attained Age of the life insured at the time of an increase) and the
--------------------------------------------------------------------------------

\

--------------------------------------------------------------------------------
                    death benefit option in effect. (See the chart under "Charges and Deductions - Face Amount Charge" for the exact per $1000 charge.)


                    A COST OF INSURANCE CHARGE is assessed monthly based on the amount at risk under the Policy. The rate of this charge does not vary with the Cash Value Enhancement options.


  Surrender         A Surrender Charge is assessed upon surrender of the Policy,
  Charges:          a partial withdrawal of Net Cash Surrender Value or lapse of the Policy occurring during the first 15 years following the Policy Date or the effective date of a Face Amount increase.
                    The Surrender Charge is calculated separately for the initial Face Amount and each Face Amount increase. The length of the Surrender Charge period varies based on Age of the Insured on the date of issue or increase in Face Amount as follows:

                                 Age     Surrender Charge Period
                                 0-50          15 years
                                 51            14 years
                                 52            13 years
                                 53            12 years
                                 54            11 years
                                 55+           10 years


                    The Surrender Charge is the sum of (i) plus (ii), multiplied by (iii), multiplied by the Grading Percentage, where:


                    (i) is the Rate per $1000 of initial Face Amount (or Face Amount increase);

                    (ii) is 120% of the lesser of (a) the premiums paid per $1000 of Face Amount during the first Policy Year (or premiums attributable to each $1000 of Face Amount increase for the year following the increase) or (b) the Surrender Charge Premium Limit set out in the Policy for the initial Face Amount (or furnished by the Company with respect to a Face Amount increase); and

                    (iii) is the initial Face Amount (or Face Amount increase) divided by 1000.

                    The Rate per $1000 of initial Face Amount is based on the life insured's Age at issuance of the Policy and the death benefit option in effect. The Rate per $1000 of Face Amount increase is based on the life insured's Attained Age and the death benefit option in effect at the time of the increase. (See the chart under "Charges and Deductions - Surrender Charges" for the exact Rate per $1000 of initial Face Amount.)

                    The Grading Percentage starts at 100% for the first Policy Month and grades down evenly each subsequent Policy Month reaching zero at the end of a maximum of 15 years.

                    If the Policy is issued with a Cash Value Enhancement Rider, the Surrender Charge calculated as described above is reduced by 90% for a surrender or lapse occurring in the first Policy Year, 80% in the second Policy Year, 60% in the third Policy Year, 40% in the fourth Policy Year and 20% in the fifth Policy Year.


                    If the Policy is issued with a Cash Value Enhancement Plus Rider, there is no Surrender Charge.


                    The Maximum Surrender Charge is $44.17 per $1,000 Face Amount (assumes death benefit option 2 is elected and the first year premium is $34.31 per $1,000 Face Amount).

--------------------------------------------------------------------------------
    Loan            A fixed loan interest rate of 5.25% is charged during the
    Charges:        first 10 Policy Years and 4% thereafter. Interest is
                    credited to amounts in the Loan Account at a rate of 4%.
                    This rate is guaranteed not to be less than 4.00% during the first 10 policy years and 3.50% thereafter.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   Transfer         A charge of $25 per transfer is assessed for each transfer
    Charge:         in excess of 12 in a Policy Year.
--------------------------------------------------------------------------------

  Dollar Cost       The charge for a transfer made under the Dollar Cost
  Averaging         Averaging  program will not exceed $5.
  Charge:

--------------------------------------------------------------------------------
  Asset             The charge for a transfer made under the Asset Allocation
  Allocation        Balancer  program will not exceed $15.
  Balancer
  Charge:
--------------------------------------------------------------------------------

TABLE OF INVESTMENT MANAGEMENT FEES AND EXPENSES


                     TRUST ANNUAL EXPENSES (SERIES I SHARES)
        (as a percentage of Trust average net assets for the fiscal year ended December 31, 2001)(A)


-----------------------------------------------------------------------------------------------------
                                                                                     Total Trust
                                                Series I       Other Expenses        Annual Expenses
                                Management      Rule 12b-1     (After Expense        (After Expense
Trust Portfolio                 Fees            Fees           Reimbursement)        Reimbursement)
-----------------------------------------------------------------------------------------------------
Internet Technologies           1.000%             0.150%         0.110%             1.26%
-----------------------------------------------------------------------------------------------------
Pacific Rim Emerging Markets    0.700%             0.150%         0.380%             1.23%
-----------------------------------------------------------------------------------------------------
Telecommunications              0.950%             0.150%         0.340%             1.44%B
-----------------------------------------------------------------------------------------------------
Science & Technology            0.916%E            0.150%         0.060%             1.13%
-----------------------------------------------------------------------------------------------------
International Small Cap         0.950%             0.150%         0.500%             1.60%
-----------------------------------------------------------------------------------------------------
Health Sciences                 0.942% E           0.150%         0.350%             1.44%B
-----------------------------------------------------------------------------------------------------
Aggressive Growth               0.850%             0.150%         0.070%             1.07%
-----------------------------------------------------------------------------------------------------
Emerging Small Company          0.900%             0.150%         0.070%             1.12%
-----------------------------------------------------------------------------------------------------
Small Company Blend             0.900%             0.150%         0.120%             1.17%
-----------------------------------------------------------------------------------------------------
Dynamic Growth                  0.850%             0.150%         0.080%             1.08%
-----------------------------------------------------------------------------------------------------
Mid Cap Growth                  0.850%             0.150%         0.390%             1.39% B
-----------------------------------------------------------------------------------------------------
Mid Cap Opportunities           0.850%             0.150%         0.440%             1.44%B
-----------------------------------------------------------------------------------------------------
Mid Cap Stock                   0.775%             0.150%         0.080%             1.00%
-----------------------------------------------------------------------------------------------------
All Cap Growth                  0.785%             0.150%         0.060%             0.99%
-----------------------------------------------------------------------------------------------------
Financial Services              0.800%             0.150%         0.260%             1.21%B
-----------------------------------------------------------------------------------------------------
Overseas                        0.800%             0.150%         0.150%             1.10%
-----------------------------------------------------------------------------------------------------
International Stock             0.838%E            0.150%         0.170%             1.16%
-----------------------------------------------------------------------------------------------------
International Value             0.850%             0.150%         0.150%             1.15%
-----------------------------------------------------------------------------------------------------
Capital Appreciation            0.750%             0.150%         0.300%             1.20%
-----------------------------------------------------------------------------------------------------
Strategic Opportunities         0.700%             0.150%         0.060%             0.91%
-----------------------------------------------------------------------------------------------------
Quantitative Mid Cap            0.650%             0.150%         0.100%             0.90%B
-----------------------------------------------------------------------------------------------------
Global Equity                   0.750%             0.150%         0.110%             1.01%
-----------------------------------------------------------------------------------------------------
Strategic Growth                0.750%             0.150%         0.200%             1.10%B
-----------------------------------------------------------------------------------------------------
Growth                          0.697%             0.150%         0.060%             0.91%
-----------------------------------------------------------------------------------------------------
Large Cap Growth                0.750%             0.150%         0.080%             0.98%
-----------------------------------------------------------------------------------------------------
All Cap Value                   0.800%             0.150%         0.470%             1.42%B
-----------------------------------------------------------------------------------------------------
Capital Opportunities           0.750%             0.150%         0.500%G            1.40%B G
-----------------------------------------------------------------------------------------------------
Quantitative Equity             0.599%             0.150%         0.060%             0.81%
-----------------------------------------------------------------------------------------------------
Blue Chip Growth                0.702% E           0.150%         0.060%             0.91%
-----------------------------------------------------------------------------------------------------
Utilities                       0.750%             0.150%         0.500%G            1.40%B G
-----------------------------------------------------------------------------------------------------
Real Estate Securities          0.645%             0.150%         0.070%             0.87%
-----------------------------------------------------------------------------------------------------
Small Company Value             0.891% E           0.150%         0.110%             1.15%
-----------------------------------------------------------------------------------------------------
Mid Cap Value                   0.800%             0.150%         0.200%             1.15%B
-----------------------------------------------------------------------------------------------------
Value                           0.642%             0.150%         0.060%             0.85%
-----------------------------------------------------------------------------------------------------
Tactical Allocation             0.750%             0.150%         0.400%             1.30%
-----------------------------------------------------------------------------------------------------
Fundamental Value               0.798%             0.150%         0.120%             1.07% B
-----------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------
Growth & Income                  0.529%             0.150%         0.050%             0.73%
-----------------------------------------------------------------------------------------------------
U.S. Large Cap Value             0.725%             0.150%         0.050%             0.93%
-----------------------------------------------------------------------------------------------------
Equity-Income                    0.711%E            0.150%         0.050%             0.91%
-----------------------------------------------------------------------------------------------------
Income & Value                   0.650%             0.150%         0.070%             0.87%
-----------------------------------------------------------------------------------------------------
Balanced                         0.563%             0.150%         0.100%             0.81%
-----------------------------------------------------------------------------------------------------
High Yield                       0.625%             0.150%         0.060%             0.84%
-----------------------------------------------------------------------------------------------------
Strategic Bond                   0.625%             0.150%         0.080%             0.86%
-----------------------------------------------------------------------------------------------------
Global Bond                      0.600%             0.150%         0.220%             0.97%

-----------------------------------------------------------------------------------------------------
                                                                                      TOTAL TRUST
                                                 SERIES I       OTHER EXPENSES        ANNUAL EXPENSES
                                 MANAGEMENT      RULE 12B-1     (AFTER EXPENSE        (AFTER EXPENSE
TRUST PORTFOLIO                  FEES            FEES           REIMBURSEMENT)        REIMBURSEMENT)
-----------------------------------------------------------------------------------------------------
Total Return                     0.600%             0.150%         0.060%             0.81%
-----------------------------------------------------------------------------------------------------
Investment Quality Bond          0.500%             0.150%         0.090%             0.74%
-----------------------------------------------------------------------------------------------------
Diversified Bond                 0.600%             0.150%         0.070%             0.82%
-----------------------------------------------------------------------------------------------------
U.S. Government Securities       0.550%             0.150%         0.060%             0.76%
-----------------------------------------------------------------------------------------------------
Money Market                     0.350%             0.150%         0.050%             0.55%
-----------------------------------------------------------------------------------------------------
Small Cap Index F                0.375%             0.150%         0.075%             0.60%
-----------------------------------------------------------------------------------------------------
International Index F            0.400%             0.150%         0.050%             0.60%
-----------------------------------------------------------------------------------------------------
Mid Cap Index F                  0.375%             0.150%         0.075%             0.60%
-----------------------------------------------------------------------------------------------------
Total Stock Market Index F       0.375%             0.150%         0.060%             0.59%
-----------------------------------------------------------------------------------------------------
500 Index F                      0.375%             0.150%         0.050%             0.57%
-----------------------------------------------------------------------------------------------------
Lifestyle Aggressive 1000        0.065%             0.000%         0.010%             0.075%C, D
-----------------------------------------------------------------------------------------------------
Lifestyle Growth 820             0.054%             0.000%         0.021%             0.075%C, D
-----------------------------------------------------------------------------------------------------
Lifestyle Balanced 640           0.054%             0.000%         0.021%             0.075%C, D
-----------------------------------------------------------------------------------------------------
Lifestyle Moderate 460           0.062%             0.000%         0.013%             0.075%C, D
-----------------------------------------------------------------------------------------------------
Lifestyle Conservative 280       0.069%             0.000%         0.006%             0.075%C, D
-----------------------------------------------------------------------------------------------------




A Effective January 1, 2002, the Trust implemented a Series I Rule 12b-1 plan while simultaneously reducing its advisory fees and implementing advisory fee breakpoints. The Trust Annual Expense chart reflects these changes.


B Annualized; For the period April 30, 2001 (commencement of operations) to December 31, 2001.

C The investment adviser to the Trust, Manufacturers Securities Services, LLC ("MSS" or the "Adviser") has voluntarily agreed to pay certain expenses of each Lifestyle Trust as noted below. (For purposes of the expense reimbursement, total expenses of a Lifestyle Trust includes the advisory fee but excludes (a) the expenses of the Underlying Portfolios, (b) taxes,
     (c) portfolio brokerage, (d) interest, (e) litigation and (f) indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the Trust's business.)

If total expenses of a Lifestyle Trust (absent reimbursement) exceed 0.075%, the Adviser will reduce the advisory fee or reimburse expenses of that Lifestyle Trust by an amount such that total expenses of the Lifestyle Trust equal 0.075%. If the total expenses of the Lifestyle Trust (absent reimbursement) are equal to or less than 0.075%, then no expenses will be reimbursed by the Adviser. This voluntary expense reimbursement may be terminated at any time. If such expense reimbursement was not in effect, Total Trust Annual Expenses would be higher (based on current advisory fees and the Other Expenses of the Lifestyle Trusts for the fiscal year ended December 31, 2001) as noted in the chart below:

-----------------------------------------------------------------------------------------------------
                                                                                        TOTAL TRUST
                                  MANAGEMENT         RULE              OTHER            ANNUAL
TRUST PORTFOLIO                   FEES               12B-1 FEES        EXPENSES         EXPENSES
-----------------------------------------------------------------------------------------------------
Lifestyle Aggressive 1000         0.065%             0.000%            1.081%           1.146%
-----------------------------------------------------------------------------------------------------
Lifestyle Growth 820              0.054%             0.000%            0.998%           1.052%
-----------------------------------------------------------------------------------------------------
Lifestyle Balanced 640            0.054%             0.000%            0.914%           0.968%
-----------------------------------------------------------------------------------------------------
Lifestyle Moderate 460            0.062%             0.000%            0.823%           0.885%
-----------------------------------------------------------------------------------------------------
Lifestyle Conservative 280        0.069%             0.000%            0.790%           0.859%
-----------------------------------------------------------------------------------------------------

D Each Lifestyle Trust will invest in shares of the Underlying Portfolios. Therefore, each Lifestyle Trust will bear its pro rata share of the fees and expenses incurred by the Underlying Portfolios in which it invests, and the investment return of each Lifestyle Trust will be net of the Underlying Portfolio expenses. Each Lifestyle Portfolio must bear its own expenses. However, the Adviser is currently paying certain of these expenses as described in footnote ( C ) above.

E Effective June 1, 2000, the Adviser voluntarily agreed to waive a portion of its advisory fee for the Science & Technology Trust, Health Sciences Trust, Small Company Value Trust, the Blue Chip Growth Trust, the Equity-Income Trust and the International Stock Trust. Once the combined assets exceed specified amounts, the fee reduction is increased. The percentage fee reduction for each asset level is as follows:

                                                 FEE REDUCTION
     COMBINED ASSET LEVELS              (AS A PERCENTAGE OF THE ADVISORY FEE)

     First $750 million                                0.00%
     Between $750 million and $1.5 billion             5.00%
     Between $1.5 billion and $3.0 billion             7.50%
     Over $3.0 billion                                10.00%



     The fee reductions are applied to the advisory fees of each of the six portfolios. (However, in the case of the Small Company Value Trust, the fee reduction will be reduced by 0.05% of the first $500 million in net assets.) This voluntary fee waiver may be terminated at any time by the adviser. As of December 31, 2001, the combined asset level for all six portfolios was approximately $4.097 billion resulting in a fee reduction of 5.00%. There is no guarantee that the combined asset level will remain at this amount. If the combined asset level were to decrease to a lower breakpoint, the fee reduction would decrease as well.


F MSS has voluntarily agreed to pay expenses of each Index Trust (excluding the advisory fee) that exceed the following amounts: 0.050% in the case of the International Index Trust and 500 Index Trust and 0.075% in the case of the Small Cap Index Trust, the Mid Cap Index Trust and Total Stock Market Index Trust. For Series I shares, if such expense reimbursement were not in effect, it is estimated that "Other Expenses" and "Total Trust Annual Expenses" would be 0.07% and 0.62%, respectively, for the International Index Trust, 0.075% and 0.60%, respectively, for the Small Cap Index Trust, and 0.075% and 0.60%, respectively, for the Mid Cap Index Trust and 0.060% and 0.59%, respectively, for the Total Stock Market Index Trust. It is estimated that the expense reimbursement will not be effective during the year end December 31, 2002 for the 500 Index Trust. The expense reimbursement may be terminated at any time by MSS.

G For all portfolios except the Lifestyle Trusts, the Adviser reduces its advisory fee or reimburses the portfolio if the total of all expenses (excluding advisory fees, taxes, portfolio brokerage commissions, interest, litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the portfolio's business) exceed certain annual rates. In the case of the Capital Opportunities and Utilities Trusts, the Adviser reimbursed the portfolios for certain expenses for the year ended December 31, 2001. For Series I shares, if such expense reimbursement were not in effect, it is estimated that "Other Expenses" and "Total Trust Annual Expenses" would be 0.560% and 1.46%, respectively, for the Capital Opportunities Trust and 0.610% and 1.51%, respectively for the Utilities Trust. These voluntary expense reimbursements may be terminated at any time.


                                                                                                                 TOTAL TRUST
                                                                             OTHER EXPENSES                     ANNUAL EXPENSES
 TRUST PORTFOLIO                 MANAGEMENT          SERIES I                (AFTER EXPENSE                     (AFTER EXPENSE
                                    FEES          RULE 12B-1FEE               REIMBURSEMENT)                    REIMBURSEMENT)
-----------------------------------------------------------------------------------------------------------------------------
Small Mid-Cap Growth               0.850%              0.150%                    0.100% H                           1.100% A
-----------------------------------------------------------------------------------------------------------------------------
Small-Mid Cap                      0.950%              0.150%                    0.100% H                           1.200% A
-----------------------------------------------------------------------------------------------------------------------------
International Equity Select        0.900%              0.150%                    0.150% H                           1.200% A
-----------------------------------------------------------------------------------------------------------------------------
Select Growth                      0.800%              0.150%                    0.100% H                           1.050% A
-----------------------------------------------------------------------------------------------------------------------------
Global Equity Select               0.900%              0.150%                    0.150% H                           1.200% A
-----------------------------------------------------------------------------------------------------------------------------
Core Value                         0.850%              0.150%                    0.100% H                           1.100% A
-----------------------------------------------------------------------------------------------------------------------------
High Grade Bond                    0.600%              0.150%                    0.100% H                           0.850% A
-----------------------------------------------------------------------------------------------------------------------------

H MSS has voluntarily agreed to pay expense of each portfolio that exceed the following amounts: .15% for the International Equity Select Trust and Global Equity Select Trust and .10% for the Small-Mid Cap Growth Trust, Small-Mid Cap Trust, Select Growth Trust, Core Value Trust and High Grade Bond Trust. If such expense reimbursement were not in effect, it is estimated that "Other Expenses" and "Total Trust Annual Expenses" would be 2.22% and 3.27%, respectively, for the International Equity Select Trust, 2.14% and 3.19%, respectively, for the Global Equity Select Trust, 2.19% and 3.18%, respectively, for the Small-Mid Cap Growth Trust, 1.99% and 3.09%, respectively, for the Small-Mid Cap Trust , 2.10% and 3.05%, respectively, for the Select Growth Trust, 2.10% and 3.10%, respectively, for the Core Value Trust and 1.97% and 2.72%, respectively, for the High Grade Bond Trust. It is estimated that the expense reimbursement will remain in effect during the year end December 31, 2002. The expense reimbursement may be terminated at any time by MSS.

TABLE OF INVESTMENT OPTIONS AND INVESTMENT SUBADVISERS

The Trust currently has the following subadvisers who manage the portfolios of the Trust which are investment options for this Policy, one of which is Manufacturers Adviser Corporation ("MAC"). Both MSS and MAC are affiliates of ours.

SUBADVISER                                 PORTFOLIO

A I M Capital Management, Inc.             All Cap Growth Trust
                                           Aggressive Growth Trust


Capital Guardian Trust Company             Small Company Blend Trust
                                           U.S. Large Cap Value Trust
                                           Income & Value Trust
                                           Diversified Bond Trust

Cohen & Steers Capital Management, Inc.    Real Estate Securities Trust


Davis  Advisors                            Financial Services Trust
                                           Fundamental Value Trust


The Dreyfus Corporation                    All Cap Value Trust

Fidelity Management & Research Company     Strategic Opportunities Trust
                                           Large Cap Growth Trust
                                           Overseas Trust
Founders Asset Management LLC              International Small Cap Trust

Franklin Advisers, Inc.                    Emerging Small Company Trust

INVESCO Funds Group, Inc.                  Telecommunications Trust
                                           Mid Cap Growth Trust

Janus Capital Corporation                  Dynamic Growth Trust

Jennison Associates LLC                    Capital Appreciation Trust

Lord, Abbett & Co.                         Mid Cap Value Trust

Manufacturers Adviser Corporation          Pacific Rim Emerging Markets Trust
                                           Quantitative Equity Trust
                                           Quantitative Mid Cap Trust
                                           Money Market Trust
                                           Index Trusts
                                           Lifestyle Trusts(A)
                                           Balanced Trust

Massachusetts Financial Services Company   Strategic Growth Trust
                                           Capital Opportunities Trust
                                           Utilities Trust


Miller Anderson                            Value Trust
                                           High Yield Trust


Munder Capital Management                  Internet Technologies Trust

Pacific Investment Management Company      Global Bond Trust
                                           Total Return Trust

Putnam Investment Management, L.L.C.       Mid Cap Opportunities Trust
                                           Global Equity Trust

Salomon Brothers Asset Management Inc    U.S. Government Securities Trust
                                         Strategic Bond Trust

SSgA Funds Management, Inc.              Growth Trust
                                         Lifestyle Trusts(A)

T. Rowe Price Associates, Inc.           Science & Technology Trust
                                         Small Company Value Trust
                                         Health Sciences Trust
                                         Blue Chip Growth Trust
                                         Equity-Income Trust

T. Rowe Price International, Inc.        International Stock Trust

Templeton Investment Counsel, Inc.       International Value Trust

UBS Global Asset Management              Tactical Allocation Trust
(formerly, Brinson Advisors, Inc.)


Wellington Management Company, LLP       Growth & Income Trust
                                         Investment Quality Bond Trust
                                         Mid Cap Stock Trust

---------------------------------------------------------------------------------------
Allegiance Capital, Inc                            High Grade Bond Trust
---------------------------------------------------------------------------------------
Kayne Anderson Rudnick Investment Management, LLC  Small-Mid Cap Trust
---------------------------------------------------------------------------------------
Lazard Asset Management                            Global Equity Select Trust
                                                   International Equity Select Trust
---------------------------------------------------------------------------------------
Navellier Management Inc.                          Small-Mid Cap Growth Trust
---------------------------------------------------------------------------------------
Rorer Asset Management, LLC                        Core Value Trust
---------------------------------------------------------------------------------------
Roxbury Capital Management, LLC                    Select Growth Trust
---------------------------------------------------------------------------------------

-----------------

(A) SSgA Funds Management, Inc. provides subadvisory consulting services to Manufacturers Adviser Corporation regarding management of the Lifestyle Trusts.

GENERAL INFORMATION ABOUT MANULIFE USA, THE SEPARATE ACCOUNT AND THE TRUST

MANULIFE USA

We are a stock life insurance company incorporated in Maine on August 20, 1955 by a special act of the Maine legislature and redomesticated under the laws of Michigan. We are a licensed life insurance company in the District of Columbia and all states of the United States except New York. Our ultimate parent is Manulife Financial Corporation ("MFC"), a publicly traded company, based in Toronto, Canada. MFC is the holding company of The Manufacturers Life Insurance Company ("Manufacturers Life") and its subsidiaries, collectively known as Manulife Financial. The Manufacturers Life Insurance Company is one of the largest life insurance companies in North America and ranks among the 60 largest life insurers in the world as measured by assets. However, neither Manufacturers Life nor any of its affiliated companies guarantees the investment performance of the Separate Account.

RATINGS

The Manufacturers Life Insurance Company and The Manufacturers Life Insurance Company (U.S.A.) have received the following ratings from independent ratings agencies:

     A++ A.M. Best
     Superior companies have a very strong ability to meet their obligations; 1st category of 16

     AAA Fitch
     Exceptionally strong capacity to meet policyholder and contract obligations; 1st category of 24

     AA+ Standard & Poor's
     Very strong financial security characteristics; 2nd category of 21

     Aa2 Moody's
     Excellent in financial strength; 3rd category of 21

These ratings, which are current as of the date of this prospectus and are subject to change, are assigned to Manulife USA as a measure of the Company's ability to honor the death benefit and no lapse guarantees but not specifically to its products, the performance (return) of these products, the value of any investment in these products upon withdrawal or to individual securities held in any portfolio.

THE SEPARATE ACCOUNT

The Manufacturers Life Insurance Company of America ("ManAmerica") established its Separate Account Three on August 22, 1986 as a separate account under Pennsylvania law. Since December 9, 1992, it has been operated under Michigan law. On January 1, 2002, ManAmerica transferred substantially all of its assets and liabilities to Manulife USA. As a result of this transaction, Manulife USA became the owner of all of ManAmerica's assets, including the assets of the Separate Account Three (now referred to as Separate Account A of Manulife USA) and assumed all of ManAmerica's obligations including those under the Policies. The ultimate parent of both ManAmerica and Manulife USA is Manulife Financial Corporation ("MFC"). Separate Account A of Manulife USA (the "Separate Account") holds assets that are segregated from all of Manulife USA's other assets. The Separate Account is currently used only to support variable life insurance policies.

ASSETS OF THE SEPARATE ACCOUNT

Manulife USA is the legal owner of the assets in the Separate Account. The income, gains, and losses of the Separate Account, whether or not realized, are, in accordance with applicable contracts, credited to or charged against the Account without regard to the other income, gains, or losses of Manulife USA. Manulife USA will at all times maintain assets in the Separate Account with a total market value at least equal to the reserves and other liabilities relating to variable benefits under all policies participating in the Separate Account. These assets may not be charged with liabilities which arise from any other business Manulife USA conducts. However, all obligations under the variable life insurance policies are general corporate obligations of Manulife USA.

REGISTRATION

The Separate Account is registered with the SEC under the Investment Company Act of 1940, as amended (the"1940 Act") as a unit investment trust. A unit investment trust is a type of investment company which invests its assets in specified securities, such as the shares of one or more investment companies, rather than in a portfolio of unspecified securities. Registration under the 1940 Act does not involve any supervision by the SEC of the management or investment policies or practices of the Separate Account. For state law purposes the Separate Account is treated as a part or division of Manulife USA.

THE TRUST

Each sub-account of the Separate Account will purchase shares only of Series I (formerly referred to as Class A) of a particular Portfolio. The Trust is registered under the 1940 Act as an open-end management investment company. Each of the Trust portfolios, except the Lifestyle Trusts and the Equity Index Trust, are subject to a Rule 12b-1 fee of .15% of a portfolio's Series I net assets. The Separate Account will purchase and redeem shares of the Portfolios at net asset value. Shares will be redeemed to the extent necessary for Manulife USA to provide benefits under the Policies, to transfer assets from one sub-account to another or to the general account as requested by policyowners, and for other purposes not inconsistent with the Policies. Any dividend or capital gain distribution received from a Portfolio with respect to the Policies will be reinvested immediately at net asset value in shares of that Portfolio and retained as assets of the corresponding sub-account.

The Trust shares are issued to fund benefits under both variable annuity contracts and variable life insurance policies issued by the Company or life insurance companies affiliated with the Company. Manulife USA may also purchase shares through its general account for certain limited purposes including initial portfolio seed money. For a description of the procedures for handling potential conflicts of interest arising from the funding of such benefits see the accompanying Trust prospectus.

INVESTMENT OBJECTIVES OF THE PORTFOLIOS

The investment objectives and certain policies of the Portfolios currently available to policyowners through corresponding sub-accounts are set forth below. There is, of course, no assurance that these objectives will be met. A full description of the Trust, its investment objectives, policies and restrictions, the risks associated therewith, its expenses, and other aspects of its operation is contained in the accompanying Trust prospectus, which should be read together with this prospectus.

ELIGIBLE PORTFOLIOS

The Portfolios of the Trust available under the Policies are as follows:

The INTERNET TECHNOLOGIES TRUST seeks long-term capital appreciation by investing the portfolio's assets primarily in companies engaged in Internet-related business (such businesses also include Intranet-related businesses).

The PACIFIC RIM EMERGING MARKETS TRUST seeks long-term growth of capital by investing in a diversified portfolio that is comprised primarily of common stocks and equity-related securities of corporations domiciled in countries in the Pacific Rim region.

The TELECOMMUNICATIONS TRUST seeks capital appreciation (with earning income as a secondary objective) by investing, under normal market conditions, primarily in equity securities of companies engaged in the telecommunications sector, that is, in the design, development, manufacture, distribution or sale of communications services and equipment and companies that are involved in supplying equipment or services to such companies.

The SCIENCE & TECHNOLOGY TRUST seeks long-term growth of capital by investing, under normal market condition, at least 80% of its net assets (plus any borrowings for investment purposes) in common stocks of companies expected to benefit from the development, advancement, and use of science and technology. Current income is incidental to the portfolio's objective.

The INTERNATIONAL SMALL CAP TRUST seeks capital appreciation by investing primarily in securities issued by foreign companies which have total market capitalization or annual revenues of $1.5 billion or less. These securities may represent companies in both established and emerging economies throughout the world.

The HEALTH SCIENCES TRUST seeks long-term capital appreciation by investing, under normal market conditions, at least 80% of its net assets (plus any borrowings for investment purposes) in common stocks of companies engaged in the research, development, production, or distribution of products or services related to health care, medicine, or the life sciences (collectively termed "health sciences").

The AGGRESSIVE GROWTH TRUST seeks long-term capital appreciation by investing the portfolio's asset principally in common stocks, convertible bonds, convertible preferred stocks and warrants of companies which in the opinion of the subadviser are expected to achieve earnings growth over time at a rate in excess of 15% per year. Many of these companies are in the small and medium-sized category.

The EMERGING SMALL COMPANY TRUST seeks long-term growth of capital by investing, under normal market conditions, at least 80% of its net assets (plus any borrowings for investment purposes) in common stock equity securities of companies with market capitalizations that approximately match the range of capitalization of the Russell 2000 Growth Index* ("small cap stocks") at the time of purchase.

The SMALL COMPANY BLEND TRUST seeks long-term growth of capital and income by investing the portfolio's assets, under normal market conditions, primarily in equity and equity-related securities of companies with market capitalizations that approximately match the range of capitalization of the Russell 2000 Index at the time of purchase.

The DYNAMIC GROWTH TRUST seeks long-term growth of capital by investing the portfolio's assets primarily in equity securities selected for their growth potential. Normally at least 50% of its equity assets are invested in medium-sized companies.

The MID CAP GROWTH TRUST seeks capital appreciation by investing primarily in common stocks of mid-sized companies - those with market capitalizations between $2.5 billion and $15 billion at the time of purchase.

The MID CAP OPPORTUNITIES TRUST seeks capital appreciation by investing, under normal market conditions, primarily in common stocks and other equity securities of U.S. mid-size companies.

The MID CAP STOCK TRUST seeks long-term growth of capital by investing primarily in equity securities of mid-size companies with significant capital appreciation potential.

The ALL CAP GROWTH TRUST seeks long-term capital appreciation by investing the portfolio's assets, under normal market conditions, principally in common stocks of companies that are likely to benefit from new or innovative products, services or processes, as well as those that have experienced above average, long-term growth in earnings and have excellent prospects for future growth.

The FINANCIAL SERVICES TRUST seeks growth of capital by investing primarily in common stocks of financial companies. During normal market conditions, at least 65% (80% after July 31, 2002) of the portfolio's net assets (plus any borrowings for investment purposes) are invested in companies that are principally engaged in financial services. A company is "principally engaged" in financial services if it owns financial services-related assets constituting at least 50% of the value of its total assets, or if at least 50% of its revenues are derived from its provision of financial services.

The OVERSEAS TRUST seeks growth of capital by investing, under normal market conditions, at least 80% of its net assets (plus any borrowings for investment purposes) in foreign securities (including American Depositary Receipts (ADRs) and European Depositary Receipts (EDRs)). The portfolio expects to invest primarily in equity securities.

The INTERNATIONAL STOCK TRUST seeks long-term growth of capital by investing primarily in common stocks of established, non-U.S. companies.

The INTERNATIONAL VALUE TRUST seeks long-term growth of capital by investing, under normal market conditions, primarily in equity securities of companies located outside the U.S., including emerging markets.

The CAPITAL APPRECIATION TRUST seeks long-term capital growth by investing at least 65% of its total assets in equity-related securities of companies that exceed $1 billion in market capitalization and that the subadviser believes have above-average growth prospectus. These companies are generally medium-to-large capitalization companies.

The STRATEGIC OPPORTUNITIES TRUST (formerly, Mid Cap Blend Trust) seeks growth of capital by investing primarily in common stocks of U.S. issuers and securities convertible into or carrying the right to buy common stocks.

The QUANTITATIVE MID CAP TRUST seeks long-term growth of capital by investing, under normal market conditions, at least 80% of its total assets (plus any borrowings for investment purposes) in U.S. mid-cap stocks, convertible preferred stocks, convertible bonds and warrants.

The GLOBAL EQUITY TRUST seeks long-term capital appreciation by investing, under normal market conditions, at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of companies in at least three different countries, including the U.S. The portfolio may invest in companies of any size but emphasizes mid- and large-capitalization companies that the subadviser believes are undervalued.

The STRATEGIC GROWTH TRUST seeks capital appreciation by investing, under normal market conditions, at least 65% of the portfolio's total assets in common stocks and related securities (such as preferred stocks, bonds, warrants or rights convertible into stock and depositary receipts for these securities) of companies which the subadviser believes offer superior prospects for growth.

The GROWTH TRUST seeks long-term growth of capital by investing primarily in large capitalization growth securities (market capitalizations of approximately $1 billion or greater).

The LARGE CAP GROWTH TRUST seeks long-term growth of capital by investing, under normal market conditions, at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of companies with large market capitalizations.

The ALL CAP VALUE TRUST seeks capital appreciation by investing, under normal market conditions, at least 65% of the portfolio's total assets in the stocks of value companies of any size.

The CAPITAL OPPORTUNITIES TRUST seeks capital appreciation by investing, under normal market conditions, at least 65% of the portfolio's total assets in common stocks and related securities, such as preferred stock, convertible securities and depositary receipts. The portfolio focuses on companies which the subadviser believes have favorable growth prospects and attractive valuations based on current and expected earnings or cash flow.

The QUANTITATIVE EQUITY TRUST seeks to achieve intermediate and long-term growth through capital appreciation and current income by investing in common stocks and other equity securities of well established companies with promising prospects for providing an above average rate of return.


The BLUE CHIP GROWTH TRUST seeks to achieve long-term growth of capital (current income is a secondary objective) by investing at least 65% of the portfolio's total assets in the common stocks of large and medium-sized blue chip companies. Many of the stocks in the portfolio are expected to pay dividends.


The UTILITIES TRUST seeks capital growth and current income (income above that available from a portfolio invested entirely in equity securities) by investing, under normal market conditions, at least 80% of the portfolio's net assets (plus any borrowings for investment purposes) in equity and debt securities of domestic and foreign companies in the utilities industry.

The REAL ESTATE SECURITIES TRUST seeks to achieve a combination of long-term capital appreciation and current income by investing, under normal market conditions, at least 80% of its net assets (plus any borrowings for investment purposes) in securities of real estate companies.

The SMALL COMPANY VALUE TRUST seeks long-term growth of capital by investing, under normal market conditions, primarily in small companies whose common stocks are believed to be undervalued. Under normal market conditions, the portfolio will invest at least 80% of its net assets (plus any borrowings for investment purposes) in companies with a market capitalization that do not exceed the maximum market capitalization of any security in the Russell 2000 Index at the time of purchase.


The MID CAP VALUE TRUST seeks capital appreciation by investing, under normal market conditions, at least 80% of the portfolio's net assets (plus any borrowings for investment purposes) in mid-sized companies, with market capitalizations of roughly $500 million to $10 billion.


The VALUE TRUST seeks to realize an above-average total return over a market cycle of three to five years, consistent with reasonable risk, by investing primarily in common and preferred stocks, convertible securities, rights and warrants to purchase common stocks, ADRs and other equity securities of companies with equity capitalizations usually greater than $300 million.

The TACTICAL ALLOCATION TRUST seeks total return, consisting of long-term capital appreciation and current income, by allocating the portfolio's assets between (i) a stock portion that is designed to track the performance of the S&P 500 Composite Stock Price Index, and (ii) a fixed income portion that consists of either five-year U.S. Treasury notes or U.S. Treasury bills with remaining maturities of 30 days.

The FUNDAMENTAL VALUE TRUST seeks growth of capital by investing, under normal market conditions, primarily in common stocks of U.S. companies with market capitalizations of at least $5 billion that the subadviser believes are undervalued. The portfolio may also invest in U.S. companies with smaller capitalizations.

The GROWTH & INCOME TRUST seeks long-term growth of capital and income, consistent with prudent investment risk, by investing primarily in a diversified portfolio of common stocks of U.S. issuers which the subadviser believes are of high quality.

The U.S. LARGE CAP VALUE TRUST seeks long-term growth of capital and income by investing the portfolio's assets, under normal market conditions, primarily in equity and equity-related securities of companies with market capitalization greater than $500 million.

The EQUITY-INCOME TRUST seeks to provide substantial dividend income and also long-term capital appreciation by investing primarily in dividend-paying common stocks, particularly of established companies with favorable prospects for both increasing dividends and capital appreciation.

The INCOME & VALUE TRUST seeks the balanced accomplishment of (a) conservation of principal and (b) long-term growth of capital and income by investing the portfolio's assets in both equity and fixed-income securities. The subadviser has full discretion to determine the allocation between equity and fixed income securities.

The BALANCED TRUST seeks current income and capital appreciation by investing the portfolio's assets in a balanced portfolio of (i) equity securities and (ii) fixed income securities.

The HIGH YIELD TRUST seeks to realize an above-average total return over a market cycle of three to five years, consistent with reasonable risk, by investing primarily in high yield debt securities, including corporate bonds and other fixed-income securities.

The STRATEGIC BOND TRUST seeks a high level of total return consistent with preservation of capital by giving its subadviser broad discretion to deploy the portfolio's assets among certain segments of the fixed income market as the subadviser believes will best contribute to achievement of the portfolio's investment objective.

The GLOBAL BOND TRUST seeks to realize maximum total return, consistent with preservation of capital and prudent investment management by investing the portfolio's asset primarily in fixed income securities denominated in major foreign currencies, baskets of foreign currencies (such as the ECU), and the U.S. dollar.

The TOTAL RETURN TRUST seeks to realize maximum total return, consistent with preservation of capital and prudent investment management by investing, under normal market conditions, at least 65% of the portfolio's assets in a diversified portfolio of fixed income securities of varying maturities. The average portfolio duration will normally vary within a three- to six-year time frame based on the subadviser's forecast for interest rates.

The INVESTMENT QUALITY BOND TRUST seeks a high level of current income consistent with the maintenance of principal and liquidity, by investing in a diversified portfolio of investment grade bonds and tends to focus its investment on corporate bonds and U.S. Government bonds with intermediate to longer term maturities. The portfolio may also invest up to 20% of its assets in non-investment grade fixed income securities.

The DIVERSIFIED BOND TRUST seeks high total return consistent with the conservation of capital by investing, under normal market conditions, at least 80% of the portfolio's net assets (plus any borrowings for investment purposes) in fixed income securities.

The U.S. GOVERNMENT SECURITIES TRUST seeks a high level of current income consistent with preservation of capital and maintenance of liquidity, by investing in debt obligations and mortgage-backed securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities and derivative securities such as collateralized mortgage obligations backed by such securities.

The MONEY MARKET TRUST seeks maximum current income consistent with preservation of principal and liquidity by investing in high quality money market instruments with maturities of 397 days or less issued primarily by U. S. entities.

The SMALL CAP INDEX TRUST seeks to approximate the aggregate total return of a small cap U.S. domestic equity market index by attempting to track the performance of the Russell 2000 Index.*

The INTERNATIONAL INDEX TRUST seeks to approximate the aggregate total return of a foreign equity market index by attempting to track the performance of the Morgan Stanley European Australian Far East Free Index (the "MSCI EAFE Index").*

The MID CAP INDEX TRUST seeks to approximate the aggregate total return of a mid cap U.S. domestic equity market index by attempting to track the performance of the S&P Mid Cap 400 Index.*

The TOTAL STOCK MARKET INDEX seeks to approximate the aggregate total return of a broad U.S. domestic equity market index by attempting to track the performance of the Wilshire 5000 Equity Index.*

The 500 INDEX TRUST seeks to approximate the aggregate total return of a broad U.S. domestic equity market index by attempting to track the performance of the S&P 500 Composite Stock Price Index.*

The LIFESTYLE AGGRESSIVE 1000 TRUST seeks to provide long-term growth of capital (current income is not a consideration) by investing 100% of the Lifestyle Trust's assets in other portfolios of the Trust ("Underlying Portfolios") which invest primarily in equity securities.

The LIFESTYLE GROWTH 820 TRUST seeks to provide long-term growth of capital with consideration also given to current income by investing approximately 20% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 80% of its assets in Underlying Portfolios which invest primarily in equity securities.

The LIFESTYLE BALANCED 640 TRUST seeks to provide a balance between a high level of current income and growth of capital with a greater emphasis given to capital growth by investing approximately 40% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 60% of its assets in Underlying Portfolios which invest primarily in equity securities.

The LIFESTYLE MODERATE 460 TRUST seeks to provide a balance between a high level of current income and growth of capital with a greater emphasis given to current income by investing approximately 60% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 40% of its assets in Underlying Portfolios which invest primarily in equity securities.

The LIFESTYLE CONSERVATIVE 280 TRUST seeks to provide a high level of current income with some consideration also given to growth of capital by investing approximately 80% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 20% of its assets in Underlying Portfolios which invest primarily in equity securities.


[The SMALL-MID CAP GROWTH TRUST seeks long-term growth of capital by investing principally in equity securities issued of fast growing companies that offer innovative products, services, or technologies to a rapidly expanding marketplace.


The SMALL-MID CAP TRUST seeks to achieve long-term capital appreciation, with dividend income as a secondary consideration, by investing principally in common stocks of small and mid cap companies that the subadviser believes are of high quality.

The INTERNATIONAL EQUITY SELECT TRUST seeks long-term capital appreciation by investing primarily in equity securities, principal American Depository Receipts and common stocks, of relatively large non-U.S. companies with market capitalizations in the range of the Morgan Stanley Capital International (MSCI) Europe, Australia and Far East Index that the subadviser believes are undervalued based on their earnings, cash flow or asset values.

The SELECT GROWTH TRUST seeks long-term growth of capital by investing primarily large-cap equity securities.

The GLOBAL EQUITY SELECT TRUST seeks long-term capital by investing primarily in equity securities, including American and Global Depository Receipts and common stocks, of relatively large U.S. and non-U.S. companies with market capitalizations in the range of the Morgan Stanley Capital International (MSCI) World Index that the subadviser believes are undervalued based on their earnings, cash flow or asset values.

The CORE VALUE TRUST seeks long-term capital appreciation by investing, under normal market conditions, primarily in equity and equity-related securities of companies with market capitalization greater than $1 billion at the time of purchase.


The HIGH GRADE BOND TRUST seeks to maximize total return, consistent with the preservation of capital and prudent investment management, by investing primarily (at least 80% under normal market conditions) in investment grade, fixed income securities of varying maturities.


*"Standard & Poor's(R)," "S&P 500(R)," "Standard and Poor's 500(R)" and "Standard and Poor's 400(R)" are trademarks of The McGraw-Hill Companies, Inc. "Russell 2000(R)" is a trademark of Frank Russell Company. "Wilshire 5000(R)" is a trademark of Wilshire Associates. "Morgan Stanley European Australian Far East Free" and "EAFE(R)" are trademarks of Morgan Stanley & Co. Incorporated. None of the Index Trusts are sponsored, endorsed, managed, advised, sold or promoted by any of these companies, and none of these companies make any representation regarding the advisability of investing in the Trust.

ISSUING A POLICY

REQUIREMENTS

To purchase a Policy, an applicant must submit a completed application. A Policy will not be issued until the underwriting process has been completed to the Company's satisfaction.

Policies may be issued on a basis which does not take into account the insured's sex, with prior approval from the Company. A Policy will generally be issued only on the lives of insureds from ages 0 through 90.

Each Policy has a Policy Date, an Effective Date and an Issue Date (See "Definitions" above).

The Policy Date is the date from which the first monthly deductions are calculated and from which Policy Years, Policy Months and Policy Anniversaries are determined. The Effective Date is the date the Company becomes obligated under the Policy and when the first monthly deductions are deducted from the Policy Value. The Issue Date is the date from which Suicide and Validity are measured.

If an application accepted by the Company is not accompanied by a check for the initial premium and no request to backdate the Policy has been made:

(i) the Policy Date and the Effective Date will be the date the Company receives the check at its Service Office, and

(ii) the Issue Date will be the date the Company issues the Policy.

The initial premium must be received within 60 days after the Issue Date, and the life insured must be in good health on the date the initial premium is received. If the premium is not paid or if the application is rejected, we will cancel the Policy and return any partial premiums paid to the applicant.

MINIMUM INITIAL FACE AMOUNT

We will generally issue a Policy only if it has a Face Amount of at least $100,000 [$500,000].

BACKDATING A POLICY

Under limited circumstances, the Company may backdate a Policy, upon request, by assigning a Policy Date earlier than the date the application is signed. However, in no event will a Policy be backdated earlier than the earliest date allowed by state law, which is generally three months to one year prior to the date of application for the Policy. Monthly deductions will be made for the period the Policy Date is backdated. Regardless of whether or not a Policy is backdated, we will credit Net Premiums received prior to the Effective Date of a Policy with interest from the date of receipt at the rate of return then being earned on amounts allocated to the Money Market Trust.

As of the Effective Date, the premiums paid plus interest credited, net of the premium charge, will be allocated among the Investment Accounts and/or Fixed Account in accordance with the policyowner's instructions unless such amount is first allocated to the Money Market Trust for the duration of the Right to Examine period.

TEMPORARY INSURANCE AGREEMENT

In accordance with the Company's underwriting practices, temporary insurance coverage may be provided under the terms of a Temporary Insurance Agreement. Generally, temporary life insurance may not exceed $1,000,000 and may not be in effect for more than 90 days. This temporary insurance coverage will be issued on a conditional receipt basis, which means that any benefits under such temporary coverage will only be paid if the life insured meets the Company's usual and customary underwriting standards for the coverage applied for.

The acceptance of an application is subject to the Company's underwriting rules, and we reserve the right to request additional information or to reject an application for any reason.

Persons failing to meet standard underwriting classification may be eligible for a Policy with an Additional Rating assigned to it.

RIGHT TO EXAMINE THE POLICY

You may return a Policy for a refund within 10 days after you received it. Some states provide a longer period of time to exercise this right. The Policy will indicate if a longer time period applies. The Policy may be mailed or delivered to the Manulife USA agent who sold it or to our Service Office. Immediately on such delivery or mailing, the Policy shall be deemed void from the beginning. Within seven days after we receive the returned Policy at our Service Office, we will refund to the policyowner an amount equal to either:

(1)  the amount of all premiums paid or

(2) (a) the difference between payments made and amounts allocated to the Separate Account and the Fixed Account; plus

     (b) the value of the amount allocated to the Separate Account and the Fixed Account as of the date the returned Policy is received by the Company; minus

     (c) any partial withdrawals made and policy loans taken.

Whether the amount described in (1) or (2) is refunded depends on the requirements of the applicable state.

If you request an increase in Face Amount which results in new Surrender Charges, you will have the same rights as described above to cancel the increase. If canceled, the Policy Value and the surrender charges will be recalculated to the amounts they would have been had the increase not taken place. You may request a refund of all or any portion of premiums paid during the right to examine period, and the Policy Value and the surrender charges will be recalculated to the amounts they would have been had the premiums not been paid.

We reserve the right to delay the refund of any premium paid by check until the check has cleared.

LIFE INSURANCE QUALIFICATION

A Policy must satisfy either one of two tests to qualify as a life insurance contract for purposes of Section 7702 of the Internal Revenue Code of 1986, as amended (the "Code"). At the time of application, the policyowner must choose either the Cash Value Accumulation Test or the Guideline Premium Test. The test cannot be changed once the Policy is issued.

CASH VALUE ACCUMULATION TEST

Under the Cash Value Accumulation Test ("CVAT"), the Policy Value may not at any time exceed the Net Single Premium. The Net Single Premium is the one payment that would be needed on a specific date to fund future Policy benefits, assuming guaranteed charges and 4% net interest. To ensure that a Policy meets the CVAT, the Company will generally increase the death benefit, temporarily, to the required minimum amount. However, we reserve the right to require evidence of insurability should a premium payment cause the death benefit to increase by more than the premium payment amount. Any excess premiums will be refunded.

GUIDELINE PREMIUM TEST

Under the Guideline Premium Test, the sum of premiums paid into the Policy may not at any time exceed the Guideline Premium Limitation as of such time. The Guideline Premium Limitation is, as of any date, the greater of:

(a)  the Guideline Single Premium, or

(b)  the sum of the Guideline Level Premiums to such date.

If you elected this test, the Guideline Single Premium and the Guideline Level Premium are as set forth in the Policy.

The Guideline Premium Test requires a life insurance policy to meet minimum ratios of life insurance coverage to policy value. This is achieved by ensuring that the death benefit is at all times at least equal to the Minimum Death Benefit. The Minimum Death Benefit on any date is defined as the Policy Value on that date times the applicable minimum death benefit percentage for the Attained Age of the life insured. See "Death Benefits - Minimum Death Benefit."

The Guideline Premium Test restricts the maximum premiums that may be paid into a life insurance policy for a given death benefit. The policy's death benefit must also be at least equal to the Minimum Death Benefit.

Changes to the Policy may affect the maximum amount of premiums, such as:

-    a change in the Policy's Face Amount.

-    a change in the death benefit option.

-    partial withdrawals.

-    addition or deletion of Supplementary Benefits.

Any of the above changes could cause the total premiums paid to exceed the new maximum limit. In this situation, the Company may refund any excess premiums paid. In addition, these changes could reduce the future premium limitations.

DEATH BENEFITS

If the Policy is in force at the time of the death of the life insured, the Company will pay an insurance benefit. The amount payable will be the death benefit under the selected death benefit option, plus any amounts payable under any Supplementary Benefits added to the Policy, less the Policy Debt and less any outstanding monthly deductions due. The insurance benefit will be paid in one lump sum unless another form of settlement option is agreed to by the beneficiary and the Company. If the insurance benefit is paid in one sum, the Company will pay interest from the date of death to the date of payment. If the life insured should die after we receive a request for surrender, no insurance benefit will be payable, and we will pay only the Net Cash Surrender Value.

DEATH BENEFIT OPTIONS

There are two death benefit options, described below. The actual death benefit is the amount shown below under the applicable death benefit option or, if greater, the Minimum Death Benefit as described below.

DEATH BENEFIT OPTION 1

Under Option 1, the death benefit is the Face Amount of the Policy at the date of death.

DEATH BENEFIT OPTION 2

Under Option 2, the death benefit is the Face Amount plus the Policy Value of the Policy at the date of death.




If any partial withdrawals are made, the death benefit, whether it is Option 1 and 2, will be less than it would be if no withdrawals were made. Making a partial withdrawal will result in a reduction in the Face Amount of insurance for Death Benefit Option 1. See "Policy Surrender and Partial Withdrawals - Reduction in Face Amount due to a Partial Withdrawal."

If the life insured should die during a grace period, the death benefit will be reduced by the amount of any monthly deductions due, and the Policy Value will be calculated as of the date of the default giving rise to the grace period.

MINIMUM DEATH BENEFIT.

The Minimum Death Benefit depends on whether the policyowner elected the Guideline Premium Test or the Cash Value Accumulation Test for qualification of the Policy as life insurance under the Code. See "Issuing a Policy - Life Insurance Qualification."

If you elected the Guideline Premium Test, the sum of the death benefit as described above and the benefit payable under any Supplementary Term Insurance on the life insured will never be less than the Policy Value at the date of death multiplied by the applicable minimum death benefit percentage in the table below.

----------------------------------------------------------
       TABLE OF MINIMUM DEATH BENEFIT PERCENTAGES
----------------------------------------------------------
     ATTAINED AGE             APPLICABLE PERCENTAGE

     40 and under                      250%
          45                           215%
          50                           185%
          55                           150%
          60                           130%
          65                           120%
          70                           115%
          75                           105%
          90                           105%
     95 and above                      100%
----------------------------------------------------------

For ages not shown, the applicable percentage can be found by reducing the above applicable percentages proportionately.

If you elected the Cash Value Accumulation Test, on any date the sum of the death benefit as described above, plus the benefit payable under any Supplementary Term Insurance on the life insured, will always be equal to the amount required on such date to produce a Policy Value that does not exceed the Net Single Premium required to fund future benefits under the policy.

CHANGING THE DEATH BENEFIT OPTION


You may change the death benefit option as described below once each Policy Year after the first Policy Year by submitting a written request for a change to our Service Office. The change will become effective as of the beginning of the next Policy Month following the date we approve the request. The Company reserves the right to limit a request for a change if the change would cause the Policy to fail to qualify as life insurance for tax purposes. We will not allow a change in death benefit option if it would cause the Face Amount to decrease below $100,000 [$500,000].


A change in the death benefit option will result in a change in the Policy's Face Amount in order to avoid any change in the amount of the death benefit, as follows:

CHANGE FROM OPTION 1 TO OPTION 2

The new Face Amount will be equal to the Face Amount prior to the change minus the Policy Value as of the date of the change.

CHANGE FROM OPTION 2 TO OPTION 1

The new Face Amount will be equal to the Face Amount prior to the change plus the Policy Value as of the date of the change.

No new Surrender Charges will apply to an increase in Face Amount solely due to a change in the death benefit option.

CHANGING THE FACE AMOUNT

Subject to the limitations stated in this prospectus, you may, upon written request, increase or decrease the Face Amount of the Policy. The Company reserves the right to limit a change in Face Amount so as to prevent the Policy from failing to qualify as life insurance for tax purposes.

INCREASE IN FACE AMOUNT

You may increase the Face Amount once each Policy Year after the first Policy Year. Any increase in Face Amount must be at least $50,000 or such other Minimum Face Amount Increase as the Company may establish on 90 days written notice to you. An increase will become effective at the beginning of the Policy Month following the date we approve the requested increase. Increases in Face Amount are subject to satisfactory evidence of insurability. We reserve the right to refuse a requested increase if the life insured's Attained Age at the effective date of the increase would be greater than the maximum issue age for new Policies at that time.

NEW SURRENDER CHARGES FOR AN INCREASE

An increase in Face Amount will usually result in the Policy being subject to new Surrender Charges. The new Surrender Charges will be computed as if a new Policy were being purchased for the increase in Face Amount. The premiums attributable to the new Face Amount will not exceed the Surrender Charge Premium Limit associated with that increase. There will be no new Surrender Charges associated with restoration of a prior decrease in Face Amount. As with the purchase of a Policy, a policyowner will have a right to examine with respect to any increase resulting in new Surrender Charges.

An additional premium may be required for a Face Amount increase, and a new No-Lapse Guarantee Premium will be determined, if the No-Lapse Guarantee is in effect at the time of the face amount increase.

INCREASE WITH PRIOR DECREASES

If, at the time of the increase, there have been prior decreases in Face Amount, these prior decreases will be restored first. The insurance coverage eliminated by the decrease of the oldest Face Amount will be deemed to be restored first.

CHANGING BOTH THE FACE AMOUNT AND THE DEATH BENEFIT OPTION

If you request to change both the Face Amount and the death benefit option in the same month, the death benefit option change shall be deemed to occur first.

DECREASE IN FACE AMOUNT


Decreases in Face Amount may be made once each Policy Year after the first Policy Year. Any decrease in Face Amount must be at least $50,000 or such other Minimum Face Amount Decrease as the Company may establish on 90 days written notice to you. A written request from a policyowner for a decrease in the Face Amount will be effective at the beginning of the Policy Month following the date we approve the requested decrease. If there have been previous increases in Face Amount, the decrease will be applied to the most recent increase first and thereafter to the next most recent increases successively. Under no circumstances should the sum of all decreases cause the Policy to fall below the minimum Face Amount of $100,000 [$500,000]. For information on Surrender Charges on a decrease in Face Amount, see "Charges and Deductions - Surrender Charges."


PREMIUM PAYMENTS

INITIAL PREMIUMS

No premiums will be accepted prior to receipt of a completed application by the Company. All premiums received prior to the Effective Date of the Policy will be held in the general account and credited with interest from the date of receipt at the rate of return then being earned on amounts allocated to the Money Market Trust.


The minimum initial premium is one-twelfth of the No-Lapse Guarantee Premium.


On the later of the Effective Date or the date a premium is received, the Net Premiums paid plus interest credited will be allocated among the Investment Accounts or the Fixed Account in accordance with the policyowner's instructions unless such amount is first allocated to the Money Market Trust for the duration of the Right to Examine period.

SUBSEQUENT PREMIUMS

After the payment of the initial premium, premiums may be paid at any time and in any amount until the life insured's Attained Age 100, subject to the limitations on premium amount described below.

A Policy will be issued with a planned premium, which is based on the amount of premium the policyowner wishes to pay. We will send notices to the policyowner setting forth the planned premium at the payment interval selected by the policyowner. However, the policyowner is under no obligation to make the indicated payment.

The Company may refuse any premium payment that would cause the Policy to fail to qualify as life insurance under the Code. We also reserve the right to request evidence of insurability if a premium payment would result in an increase in the death benefit that is greater than the increase in Policy Value.

Payment of premiums will not guarantee that the Policy will stay in force. Conversely, failure to pay premiums will not necessarily cause the Policy to lapse.

All Net Premiums received on or after the Effective Date will be allocated among Investment Accounts or the Fixed Account as of the Business Day we receive the premiums at our Service Office unless such amount is first allocated to the Money Market Trust for the duration of the Right to Examine period. Monthly deductions are due on the Policy Date and at the beginning of each Policy Month thereafter. However, if due prior to the Effective Date, they will be taken on the Effective Date instead of the dates they were due.

MAXIMUM PREMIUM LIMITATION

If the Policy is issued under the Guideline Premium Test, in no event may the total of all premiums paid exceed the then current maximum premium limitations established by federal income tax law for a Policy to qualify as life insurance.

If, at any time, a premium is paid which would result in total premiums exceeding the above maximum premium limitation, the Company will only accept that portion of the premium which will make the total premiums equal to the maximum. Any part of the premium in excess of that amount will be returned and no further premiums will be accepted until allowed by the then current maximum premium limitation.

PREMIUM ALLOCATION

Premiums may be allocated to the Fixed Account for accumulation at a rate of interest equal to at least 3% or to one or more of the Investment Accounts for investment in the Portfolio shares held by the corresponding sub-account of the Separate Account. Allocations among the Investment Accounts and the Fixed Account are made as a percentage of the premium. The percentage allocation to any account may be any whole number between zero and 100, provided the total allocation equals 100. You may change the way in which premiums are allocated at any time without charge. The change will take effect on the date a written request for change satisfactory to the Company is received at the Service Office. Changes may also be made by telephone if a valid authorization form is on file with us.


INVESTMENT CREDIT

After the tenth policy anniversary, we may credit your Investment Account annually on the Policy Anniversary Date with an amount equal to the percentage credit listed below multiplied by the value of your Investment Account on this date, provided the Investment Account is not subject to an existing loan. The investment credit percentages are 0.075% for policy anniversary years 11-20 and 0.175% thereafter. Any credit will be added to your Investment Account according to your most recent allocation instructions. This credit is not guaranteed and we reserve the right to discontinue making such payments at any time.


CHARGES AND DEDUCTIONS


The Company makes various charges under the Policy. Charges are deducted from premiums, monthly from Policy Values and upon surrender of a Policy, a decrease in Face Amount, a partial withdrawal or lapse of a Policy. These charges are discussed below.


The Policy may be issued with either one of two optional riders, the Cash Value Enhancement Rider and the Cash Value Enhancement Plus Rider. Adding either rider to the Policy will alter certain charges under the Policy. The charges associated with these riders are discussed under "Other Provisions of the Policy
- Cash Value Enhancement Riders."

PREMIUM CHARGES


During the first 10 Policy Years, Manulife USA deducts a premium charge from each premium payment equal to 7.5% of the premium. Thereafter, the premium charge is equal to 5% of the premium. The premium charge is designed to cover a portion of the Company's acquisition and sales expenses and premium taxes. Premium taxes vary from state to state, ranging from 0% to 3.5%.


SURRENDER CHARGES


The Company will deduct a Surrender Charge if, during the first 15 years (or during the shorter periods noted below) following the Policy Date or the effective date of a Face Amount increase:


-    the Policy is surrendered for its Net Cash Surrender Value,

-    a partial withdrawal is made,

- the Face Amount is decreased in excess of the Surrender Charge Decrease Exemption,

-    the Policy lapses.

The Surrender Charge, together with a portion of the premium charge, is designed to compensate the Company for some of the expenses it incurs in selling and distributing the Policies, including agents' commissions, advertising, agent training and the printing of prospectuses and sales literature. The Surrender Charge is calculated separately for the initial Face Amount and each Face Amount increase.

The Surrender Charge period varies based on the age of the Insured on the date of issuance of the Policy or the date of any Face Amount increase (as applicable) as follows:

                           Age              Surrender Charge Period

                           0-50             15 Years
                           51               14 Years
                           52               13 Years
                           53               12 Years
                           54               11 Years
                           55+              10 Years


The Surrender Charge is the sum of (i) plus (ii), multiplied by (iii), multiplied by the applicable Grading Percentage, where:

(i)  is the Rate per $1000 of initial Face Amount (or Face Amount increase);


(ii) is 120% of the lesser of (a) the premiums paid in the first Policy Year per $1000 of initial Face Amount (or the premiums attributable to each $1000 of Face Amount increase in the first year following the increase) or (b) the Surrender Charge Premium Limit set out in the Policy for the initial Face Amount (or furnished by the Company with respect to a Face Amount increase); and


(iii) is the initial Face Amount (or the Face Amount increase) divided by 1000.


The Rate per $1000 of initial Face Amount is based on the life insured's Age at issuance of the Policy and the death benefit option in effect. The Rate per $1000 of Face Amount increase is based on the life insured's Attained Age and the death benefit option in effect at the time of an increase. The Rates per $1000 are set forth in the following table.

              TABLE OF GUARANTEED SURRENDER CHARGE RATES PER $ 1000
                     OF FACE AMOUNT OR FACE AMOUNT INCREASE

--------------------------------------------------------------------------------
Age at Issuance or               Death Benefit          Death Benefit
Attained Age at Increase         Options 1                 Option 2
--------------------------------------------------------------------------------
25 or less                         $7.54                    $6.50
--------------------------------------------------------------------------------
26 - 35                            $6.61                    $5.78
--------------------------------------------------------------------------------
36 - 45                            $6.09                    $4.85
--------------------------------------------------------------------------------
46 - 55                            $4.13                    $4.65
--------------------------------------------------------------------------------
56 - 65                            $2.99                    $1.96
--------------------------------------------------------------------------------
66+                                $2.48                    $1.96
--------------------------------------------------------------------------------

The Grading Percentage varies with the Policy Month in which the transaction causing the assessment of the Surrender Charge occurs. As indicated in the following table, the Grading Percentage starts at 100% for the first Policy Month and grades down evenly each Policy Month reaching zero at the end of a maximum of 15 years.

             GRADING PERCENTAGES DURING THE SURRENDER CHARGE PERIOD
        (Applicable to the Initial Face Amount and Subsequent Increases)
             The Grading Percentages Will Not Exceed The Following:


------------------- -------------------------------------------------
   SURRENDER                AGE AND GRADING PERCENTAGE**
  CHARGE PERIOD*
------------------- -------- ------- ------- -------- ------- -------
                     0-50      51      52      53       54     55+
------------------- -------- ------- ------- -------- ------- -------
        1            100%     100%    100%    100%     100%    100%
------------------- -------- ------- ------- -------- ------- -------
        2             93%     93%     92%      92%     91%     90%
------------------- -------- ------- ------- -------- ------- -------
        3             87%     86%     85%      83%     82%     80%
------------------- -------- ------- ------- -------- ------- -------
        4             80%     79%     77%      75%     73%     70%
------------------- -------- ------- ------- -------- ------- -------
        5             73%     71%     69%      67%     64%     60%
------------------- -------- ------- ------- -------- ------- -------
        6             67%     64%     62%      58%     55%     50%
------------------- -------- ------- ------- -------- ------- -------
        7             60%     57%     54%      50%     45%     40%
------------------- -------- ------- ------- -------- ------- -------
        8             53%     50%     46%      42%     36%     30%
------------------- -------- ------- ------- -------- ------- -------
        9             47%     43%     38%      33%     27%     20%
------------------- -------- ------- ------- -------- ------- -------
        10            40%     36%     31%      25%     18%     10%
------------------- -------- ------- ------- -------- ------- -------
        11            33%     29%     23%      17%      9%      0%
------------------- -------- ------- ------- -------- ------- -------
        12            27%     21%     15%      8%       0%
------------------- -------- ------- ------- -------- ------- -------
        13            20%     14%      8%      0%
------------------- -------- ------- ------- -------- ------- -------
        14            13%      7%      0%
------------------- -------- ------- ------- -------- ------- -------
        15            7%       0%
------------------- -------- ------- ------- -------- ------- -------
        16            0%
------------------- -------- ------- ------- -------- ------- -------


* The Grading Percentages shown are at the beginning of each Policy Year. Proportionate Grading Percentages apply for other Policy Months.


** Age for the Initial Face amount refers to the Age at Policy Date. For a subsequent Face Amount increase, Age refers to the attained age at the time of the increase.


ILLUSTRATION OF SURRENDER CHARGE CALCULATION

ASSUMPTIONS


-    45 year old male (standard risk and nonsmoker status)


-    Death Benefit Option 1


-    $ 20,000 in premiums have been paid on the Policy in the first Policy Year

- Surrender Charge Premium Limit for the Policy is $16.06 per thousand of Face Amount

- Face Amount of the Policy at issue is $500,000 and no increases have occurred


-    Policy is surrendered during the first month of the first policy year.

SURRENDER CHARGE


The Surrender Charge to be assessed would be $12,680 determined as follows:

(1) First, the applicable Rate per $1000 of initial Face Amount as set forth in the table above ($6.09) is added to 120% of the lesser of the premiums paid per $1000 of initial Face Amount or the Surrender Charge Premium Limit.

$6.09 plus (120%) x [the lesser of $20,000/(500,000/1000) or $16.06 = $25.36.


(2) Next, this figure is multiplied by the initial Face Amount divided by 1000.


$25.36 x [500,000/1000 or 500] = $12,680.

(3) Finally, the figure obtained in step 2 is multiplied by the applicable Grading Percentage for the first month of the first Policy Year (100%).

$12,680 x 100% = $12,680.


Depending upon the Face Amount of the Policy, the Age of the life insured at issuance, premiums paid under the Policy and the performance of the underlying investment options, the Policy may have no Cash Surrender Value and, therefore, the policyowner may receive no surrender proceeds upon surrendering the Policy.

SURRENDER CHARGES ON A PARTIAL WITHDRAWAL

A partial withdrawal made during the Surrender Charge Period will result in the assessment of a pro-rata portion of the Surrender Charges to which the Policy is subject. The portion of the Surrender Charges assessed will be based on the ratio of the amount of the withdrawal to the Net Cash Surrender Value of the Policy as of the date of the withdrawal. It will equal (a) divided by (b), multiplied by (c), where:

(a) is the amount of the partial Net Cash Surrender Value withdrawal;

(b) is the Net Cash Surrender Value prior to the withdrawal; and

(c) is the current total Surrender Charge prior to the withdrawal.

The Surrender Charges will be deducted from the Policy Value at the time of the partial withdrawal on a pro-rata basis from each of the Investment Accounts and the Fixed Account unless you direct that the Surrender Charges be deducted from one or more Investment Accounts or the Fixed Account. If the amount in the accounts is not sufficient to pay the Surrender Charges assessed, then the amount of the withdrawal will be reduced.

Whenever a portion of the Surrender Charges is deducted as a result of a partial withdrawal, the Policy's remaining Surrender Charges will be reduced in the same proportion that the Surrender Charge deducted bears to the total Surrender Charge immediately before the partial withdrawal.

SURRENDER CHARGE ON DECREASE IN FACE AMOUNT

If the Face Amount of insurance is decreased, a pro-rata Surrender Charge will be deducted from the Policy Value for decreases in excess of the Surrender Charge Decrease Exemption. A decrease in Face Amount caused by a change from Death Benefit Option 1 to Option 2 will not incur a pro-rata Surrender Charge. Each time a pro-rata Surrender Charge is deducted for a Face Amount decrease, the remaining Surrender Charge will be reduced in the same proportion that the Surrender Charge deducted bears to the total Surrender Charge immediately before the Face Amount decrease.


The Surrender Charge Decrease Exemption is 10% of the initial Face Amount . Once Cumulative Face Amount decreases exceed 10% of the initial Face Amount, the Surrender Charge Decease Exemption no longer applies and a surrender charge will be applied to Face Amount decreases in excess of the Exemption amount. This amount is set at issuance of the Policy and applies to decreases in the initial Face Amount of insurance only. This exemption does not apply to a full surrender of the Policy or a partial withdrawal of Net Cash Surrender Value.

MONTHLY DEDUCTIONS

On the Policy Date and at the beginning of each Policy Month, a deduction is taken from the Net Policy Value to cover certain charges in connection with the Policy until the Policy Anniversary when the life insured reaches Attained Age 100, unless certain riders are in effect in which case such charges may continue. If there is a Policy Debt under the Policy, loan interest and principal will continue to be payable at the beginning of each Policy Month. Monthly deductions due prior to the Effective Date will be taken on the Effective Date instead of the dates they were due. These monthly deductions consist of:

-    an administration charge;

-    an asset-based risk charge;


-    a Face Amount charge; and


-    a cost of insurance charge.

If applicable, there may be additional monthly charges for any Supplementary Benefits added to the Policy.

All of the monthly deductions, except for the asset-based risk charge, may be allocated among the Investment Accounts and the Fixed Account as specified by the policyowner and approved by us. Absent such specification, the monthly deductions, except the asset-based risk charge, will be allocated among the Investment Accounts and the Fixed Account in the same proportion as the Policy value in each bears to the Net Policy Value. The asset-based risk charge will be allocated among the Investment Accounts in the same proportion as the value in each Investment Account bears to the total value of all Investment Accounts.

ADMINISTRATION CHARGE


The administration charge is designed to cover certain administrative expenses associated with the Policy, including maintaining policy records, collecting premiums and processing death claims, surrender and withdrawal requests and various changes permitted under the Policy. During the first 5 Policy Years, this monthly charge will be $40. For all subsequent Policy Years, the monthly administration charge will be $20.

FACE AMOUNT CHARGE

There is a monthly per $1000 Face Amount charge. The monthly charge per $1000 of Face Amount varies by the Age of the life insured at issuance (or the Attained Age of the life insured at the time of an increase) and the death benefit option in effect as set forth in the following table. This charge applies to the Face Amount for the first 10 Policy Years.



                        DEATH           DEATH
                        BENEFIT         BENEFIT
                        OPTION 1        OPTION 2
   -----------------------------------------------------
   Age*/                First  Ten      First Ten
   Attained Age*        Policy Years    Policy Years
   -----------------------------------------------------
   25 or less           $0.08           $0.04
   -----------------------------------------------------
   35                   $0.11           $0.06
   -----------------------------------------------------
   45                   $0.22           $0.10
   -----------------------------------------------------
   55                   $0.31           $0.17
   -----------------------------------------------------
   65                   $0.60           $0.39
   -----------------------------------------------------
   75                   $0.89           $0.61
   -----------------------------------------------------
   85+                  $1.18           $0.83
   -----------------------------------------------------
   * The monthly charge for non-decennial ages is found
     by interpolating the two nearest tabular entries
   -----------------------------------------------------

ASSET-BASED RISK CHARGE


A charge is assessed against the Investment Accounts monthly at an annual rate of 0%. This rate is guaranteed not to exceed 0.30%. This charge is to compensate the Company for the sales, administrative and other expenses it may incur. The Company will realize a gain from this charge to the extent it is not needed to provide benefits and pay expenses under the Policy.


COST OF INSURANCE CHARGE

The monthly cost of insurance charge is determined as the rate of the cost of insurance for a specific Policy Month, as described below, multiplied by the net amount at risk.


For Death Benefit Option 1, the net amount at risk is equal to the greater of zero or the result of (a) minus (b), where:

(a) is the Face Amount of insurance as of the first day of the Policy Month, divided by 1.0024663; and


(b) is the Policy Value as of the first day of the Policy Month after the deduction of all charges other than the monthly cost of insurance.

For Death Benefit Option 2, the net amount at risk is equal to the Face Amount of insurance as of the first day of the Policy Month, divided by 1.0024663.

The rates for the cost of insurance, as of the Policy Date and subsequently for each Face Amount increase, are based on the life insured's Age, sex and Risk Classification, the duration that coverage has been in force and the net amount at risk.

The Company applies unisex rates where appropriate under the law. This currently includes the state of Montana and policies purchased by employers and employee organizations in connection with employment-related insurance or benefit programs.

The cost of insurance rates reflect the Company's expectations as to future mortality experience. The rates may be re-determined from time to time on a basis which does not unfairly discriminate within any class of life insured. In no event will the cost of insurance rates exceed the guaranteed rates set forth in the Policy except to the extent that an extra charge is imposed because of an additional rating applicable to the life insured. After the first Policy Year, the cost of insurance will generally increase on each Policy Anniversary. The guaranteed rates are based on a unismoker version of the 1980 Commissioners Smoker Distinct, Age Nearest Birthday, Mortality tables.

CHARGES FOR TRANSFERS

A charge of $25 will be imposed on each transfer in excess of twelve in a Policy Year. The charge will be deducted from the Investment Account or the Fixed Account to which the transfer is being made. All transfer requests received by the Company on the same Business Day are treated as a single transfer request.

REDUCTION IN CHARGES

The Policy is available for purchase by corporations and other groups or sponsoring organizations. Group or sponsored arrangements may include reduction or elimination of withdrawal charges and deductions for employees, officers, directors, agents and immediate family members of the foregoing. The Company reserves the right to reduce any of the Policy's charges in certain cases where it is expected that the amount or nature of such cases will result in savings of sales, underwriting, administrative, commission or other costs. Eligibility for these reductions and the amount of reductions will be determined by a number of factors, including the number of lives to be insured, the total premiums expected to be paid, total assets under management for the policyowner, the nature of the relationship among the insured individuals, the purpose for which the Policies are being purchased, expected persistency of the individual Policies, and any other circumstances which the Company believes to be relevant to the expected reduction of its expenses. Some of these reductions may be guaranteed and others may be subject to withdrawal or modification, on a uniform case basis. Reductions in charges will not be unfairly discriminatory to any policyowners. The Company may modify from time to time, on a uniform basis, both the amounts of reductions and the criteria for qualification.

SPECIAL PROVISIONS FOR EXCHANGES

The Company will permit owners of certain fixed life insurance contracts issued by the Company to exchange their contracts for the Policies described in this prospectus (and likewise, owners of Policies described in this prospectus may also exchange their Policies for certain fixed life insurance contracts issued by the Company). Policyowners considering an exchange should consult their tax advisor as to the tax consequences of an exchange.

Company Tax Considerations

At the present time, the Company makes no specific charge to the Separate Account for any federal, state, or local taxes that the Company incurs that may be attributable to the Separate Account or to the Policies. The Company, however, reserves the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Separate Account or to the Policies.

POLICY VALUE

DETERMINATION OF THE POLICY VALUE

A Policy has a Policy Value, a portion of which is available to the policyowner by making a policy loan or partial withdrawal, or upon surrender of the Policy. The Policy Value may also affect the amount of the death benefit. The Policy Value at any time is equal to the sum of the values in the Investment Accounts, the Fixed Account, and the Loan Account.

INVESTMENT ACCOUNTS

An Investment Account is established under each Policy for each sub-account of the Separate Account to which net premiums or transfer amounts have been allocated. Each Investment Account under a Policy measures the interest of the Policy in the corresponding sub-account. The value of the Investment Account established for a particular sub-account is equal to the number of units of that sub-account credited to the Policy times the value of such units.

FIXED ACCOUNT

Amounts in the Fixed Account do not vary with the investment performance of any sub-account. Instead, these amounts are credited with interest at a rate determined by Manulife USA. For a detailed description of the Fixed Account, see "The General Account - Fixed Account."

LOAN ACCOUNT

Amounts borrowed from the Policy are transferred to the Loan Account. Amounts in the Loan Account do not vary with the investment performance of any sub-account. Instead, these amounts are credited with interest at a rate which is equal to the amount charged on the outstanding Policy Debt less the Loan Interest Credited Differential. For a detailed description of the Loan Account, see "Policy Loans - Loan Account".

UNITS AND UNIT VALUES

CREDITING AND CANCELING UNITS

Units of a particular sub-account are credited to a Policy when net premiums are allocated to that sub-account or amounts are transferred to that sub-account. Units of a sub-account are canceled whenever amounts are deducted, transferred or withdrawn from the sub-account. The number of units credited or canceled for a specific transaction is based on the dollar amount of the transaction divided by the value of the unit on the Business Day on which the transaction occurs. The number of units credited with respect to a premium payment will be based on the applicable unit values for the Business Day on which the premium is received at the Service Office, except for any premiums received before the Effective Date. For premiums received before the Effective Date, the values will be determined on the Effective Date.

A Business Day is any day that the New York Stock Exchange is open for business. A Business Day ends at the close of regularly scheduled day-time trading of the New York Stock Exchange (currently 4:00 p.m. Eastern Time) on that day.

Units are valued at the end of each Business Day. When an order involving the crediting or canceling of units is received after the end of a Business Day, or on a day which is not a Business Day, the order will be processed on the basis of unit values determined on the next Business Day. Similarly, any determination of Policy Value, Investment Account value or death benefit to be made on a day which is not a Business Day will be made on the next Business Day.

UNIT VALUES

The value of a unit of each sub-account was initially fixed at $10.00 or 12.00. For each subsequent Business Day the unit value for that sub-account is determined by multiplying the unit value for the immediately preceding Business Day by the net investment factor for the sub-account on such subsequent Business Day.

The net investment factor for a sub-account on any Business Day is equal to (a) divided by (b) where:

(a) is the net asset value of the underlying Portfolio shares held by that sub-account as of the end of such Business Day before any policy transactions are made on that day; and

(b) is the net asset value of the underlying Portfolio shares held by that sub-account as of the end of the immediately preceding Business Day after all policy transactions were made for that day.

The value of a unit may increase, decrease, or remain the same, depending on the investment performance of a sub-account from one Business Day to the next.

TRANSFERS OF POLICY VALUE

At any time, the policyowner may transfer Policy Value from one sub-account to another or to the Fixed Account. Transfers involving the Fixed Account are subject to certain limitations noted below under "Transfers Involving Fixed Accounts." Transfer requests must be in writing in a form satisfactory to the Company, or by telephone if a currently valid telephone transfer authorization form is on file.

We reserve the right to impose limitations on transfers, including the maximum amount that may be transferred. We reserve the right to modify or terminate the transfer privilege at any time in accordance with applicable law. Transfers may also be delayed when any of the events described under items (i) through (iii) in "Payment of Proceeds" occurs. Transfer privileges are also subject to any restrictions that may be imposed by the Trust. In addition, we reserve the right to defer the transfer privilege at any time when we are unable to purchase or redeem shares of the Trust.

While the Policy is in force, you may transfer the Policy Value from any of the Investment Accounts to the Fixed Account without incurring transfer charges:

(a)  within eighteen months after the Issue Date; or

(b) within 60 days of the effective date of a material change in the investment objectives of any of the sub-accounts or within 60 days of the date of notification of such change, whichever is later.

Such transfers will not count against the twelve transfers that may be made free of charge in any Policy Year.

TRANSFERS INVOLVING FIXED ACCOUNT

The maximum amount that you may transfer from the Fixed Account in any one Policy Year is the greater of $500 or 15% of the Fixed Account Value at the previous Policy Anniversary. Any transfer which involves a transfer out of the Fixed Account may not involve a transfer to the Investment Account for the Money Market Trust.

TELEPHONE TRANSFERS

Although failure to follow reasonable procedures may result in the Company being liable for any losses resulting from unauthorized or fraudulent telephone transfers, the Company will not be liable for following instructions communicated by telephone that the Company reasonably believes to be genuine. The Company will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. Such procedures shall consist of confirming that a valid telephone authorization form is on file, tape recording of all telephone transactions and providing written confirmation thereof.

DOLLAR COST AVERAGING

The Company offers policyowners an optional Dollar Cost Averaging ("DCA") program. Under the DCA program, the policyowner will designate an amount which will be transferred monthly from one Investment Account into any other Investment Account(s) or the Fixed Account. The charge for a transfer made under the DCA program will not exceed $5. The Company will provide you with 90 days' written notice of any change in the current charge. If insufficient funds exist to effect a DCA transfer, the transfer will not be effected and the policyowner will be so notified.

The Company reserves the right to cease to offer this program as of 90 days after written notice of termination is sent to the policyowner.

ASSET ALLOCATION BALANCER TRANSFERS

Under the optional Asset Allocation Balancer program, the policyowner will designate an allocation of Policy Value among Investment Accounts. At six-month intervals beginning six months after the Policy Date, the Company will transfer amounts among the Investment Accounts as necessary to maintain the policyowner's chosen allocation. A change to the policyowner's premium allocation instructions will automatically result in a change in Asset Allocation Balancer instructions so that the two are identical unless the policyowner either instructs the Company otherwise or has elected the DCA program. The charge for a transfer made under the Asset Allocation Balancer program will not exceed $15. The Company will provide you with 90 days' written notice of any change in the current charge.

The Company reserves the right to cease to offer this program as of 90 days after written notice is sent to the policyowner.

POLICY LOANS

While a Policy is in force and has an available loan value, a policyowner may borrow against the Policy Value in an amount not to exceed the Maximum Loanable Amount. The Policy serves as the only security for the loan. Policy loans may have tax consequences. See "Tax Treatment of Policy Benefits - Interest on Policy Loans After Year 10" and "Tax Treatment of Policy Benefits - Policy Loan Interest."

EFFECT OF POLICY LOAN

A Policy loan will have an effect on future Policy Values, since that portion of the Policy Value in the Loan Account will increase in value at the crediting interest rate rather than varying with the performance of the underlying Portfolios or increasing in value at the rate of interest credited for amounts allocated to the Fixed Account. A Policy loan may cause a Policy to be more susceptible to going into default since a policy loan will be reflected in the Net Cash Surrender Value. See "Lapse and Reinstatement." In addition, a Policy loan may result in a Policy's failing to satisfy the No-Lapse Guarantee Cumulative Premium Test since the Policy Debt is subtracted from the sum of the premiums paid in determining whether this test is satisfied. Finally, a Policy loan will affect the amount payable on the death of the life insured, since the death benefit is reduced by the Policy Debt at the date of death in arriving at the insurance benefit.

INTEREST CHARGED ON POLICY LOANS

Interest on the Policy Debt will accrue daily and be payable annually on the Policy Anniversary. During the first 10 Policy Years, the rate of interest charged will be an effective annual rate of 5.25%. Thereafter, the rate of interest charged will be an effective annual rate of 4%. If the interest due on a Policy Anniversary is not paid by the policyowner, the interest will be borrowed against the Policy and added to the Policy Debt.

Interest on the Policy Debt will continue to accrue daily if there is an outstanding loan when monthly deductions and premium payments cease at the life insured's Attained Age 100. The Policy will go into default at any time the Policy Debt exceeds the Policy Value. At least 61 days prior to termination, the Company will send you a notice of the pending termination. Payment of interest on the Policy Debt during the 61 day grace period will bring the Policy out of default.

LOAN ACCOUNT

When a loan is made, an amount equal to the loan principal, plus interest to the next Policy Anniversary, will be deducted from the Investment Accounts or the Fixed Account and transferred to the Loan Account. Amounts transferred into the Loan Account cover the loan principal plus loan interest due to the next Policy Anniversary. The policyowner may designate how the amount to be transferred to the Loan Account is allocated among the accounts from which the transfer is to be made. In the absence of instructions, the amount to be transferred will be allocated to each account in the same proportion as the value in each Investment Account and the Fixed Account bears to the Net Policy Value. A transfer from an Investment Account will result in the cancellation of units of the underlying sub-account equal in value to the amount transferred from the Investment Account. However, since the Loan Account is part of the Policy Value, transfers made in connection with a loan will not change the Policy Value.

INTEREST CREDITED TO THE LOAN ACCOUNT


Interest will be credited to amounts in the Loan Account at an effective annual rate of 4%. This rate is guaranteed not to be less than 3.5%. The actual rate credited is equal to the rate of interest charged on the policy loan less the Loan Interest Credited Differential, which is currently 1.25% during the first ten policy years and 0% thereafter, and is guaranteed not to exceed 1.25% during the first ten policy years and 0.5% thereafter. The Company may change the Loan Interest Credited Differential as of 90 days after sending you written notice of such change.


For a Policy that is not a Modified Endowment Contract ("MEC"), the tax consequences associated with a loan interest credited differential of 0% are unclear. A tax advisor should be consulted before effecting a loan to evaluate the tax consequences that may arise in such a situation. If we determine, in our sole discretion, that there is a substantial risk that a loan will be treated as a taxable distribution under federal tax law as a result of the differential between the credited interest rate and the loan interest rate, we retain the right to increase the loan interest rate to an amount that would result in the transaction being treated as a loan under federal tax law.

LOAN ACCOUNT ADJUSTMENTS

On the first day of each Policy Anniversary the difference between the Loan Account and the Policy Debt is transferred to the Loan Account from the Investment Accounts or the Fixed Account. Amounts transferred to the Loan Account will be taken from the Investment Accounts and the Fixed Account in the same proportion as the value in each Investment Account and the Fixed Account bears to the Net Policy Value.

LOAN REPAYMENTS

You may repay the Policy Debt in whole or in part at any time prior to the death of the life insured, provided that the Policy is in force. When a repayment is made, the amount is credited to the Loan Account and transferred to the Fixed Account or the Investment Accounts. We will allocate loan repayments first to the Fixed Account until the associated Loan Sub-Account is reduced to zero and then to each Investment Account in the same proportion as the value in the corresponding Loan Sub-Account bears to the value of the Loan Account.

Amounts paid to the Company not specifically designated in writing as loan repayments will be treated as premiums. Where permitted by applicable state law, when a portion of the Loan Account amount is allocated to the Fixed Account, the Company may require that any amounts paid to it be applied to outstanding loan balances.

POLICY SURRENDER AND PARTIAL WITHDRAWALS

POLICY SURRENDER

You may surrender a Policy for its Net Cash Surrender Value at any time while the life insured is living. The Net Cash Surrender Value is equal to the Policy Value less any Surrender Charges and outstanding monthly deductions due (the "Cash Surrender Value") minus the Policy Debt. If there have been any prior Face Amount increases, the Surrender Charge will be the sum of the Surrender Charge for the Initial Face Amount plus the Surrender Charge for each increase. The Net Cash Surrender Value will be determined as of the end of the Business Day on which we receive the Policy and your written request for surrender at our Service Office. After a Policy is surrendered, the insurance coverage and all other benefits under the Policy will terminate.

PARTIAL WITHDRAWALS

You may make a partial withdrawal of the Net Cash Surrender Value once each Policy Month after the first Policy Anniversary. You may specify the portion of the withdrawal to be taken from each Investment Account and the Fixed Account. In the absence of instructions, the withdrawal will be allocated among such accounts in the same proportion as the Policy Value in each account bears to the Net Policy Value. For information on Surrender Charges on a partial withdrawal, see "Charges and Deductions - Surrender Charges."


Withdrawals will be limited if they would otherwise cause the Face Amount to fall below $100,000 [$500,000].


REDUCTION IN FACE AMOUNT DUE TO A PARTIAL WITHDRAWAL

If Death Benefit Option 1 is in effect when a partial withdrawal is made and the death benefit equals the Face Amount, the Face Amount of the Policy will be reduced by the amount of the withdrawal plus any applicable Surrender Charge. Otherwise, if the death benefit is the Minimum Death Benefit as described under "Death Benefit - Minimum Death Benefit," the Face Amount will be reduced by the amount, if any, by which the withdrawal plus the pro-rata Surrender Charge exceeds the difference between the death benefit and the Face Amount.

If Death Benefit Option 2 is in effect, partial withdrawals do not affect the Face Amount of a Policy.

When the Face Amount of a Policy is based on one or more increases subsequent to issuance of the Policy, a reduction resulting from a partial withdrawal will be applied in the same manner as a requested decrease in Face Amount, i.e., against the Face Amount provided by the most recent increase, then against the next most recent increases successively and finally against the initial Face Amount.

LAPSE AND REINSTATEMENT

LAPSE

Unless the No-Lapse Guarantee is in effect, a Policy will go into default if at the beginning of any Policy Month the Policy's

Net Cash Surrender Value would be zero or below after deducting the monthly deduction then due. Therefore, a Policy could lapse eventually if increases in Policy Value (prior to deduction of Policy charges) are not sufficient to cover Policy charges. A lapse could have adverse tax consequences as described under "Tax Treatment of the Policy - Tax Treatment of Policy Benefits - Surrender or Lapse." The Company will notify the policyowner of the default and will allow a 61 day grace period in which you may make a premium payment sufficient to bring the Policy out of default. The required payment will be equal to the amount necessary to bring the Net Cash Surrender Value to zero, if it was less than zero on the date of default, plus the monthly deductions due at the date of default and payable at the beginning of each of the two Policy Months thereafter, plus any applicable premium charge. If we do not receive the required payment by the end of the grace period, the Policy will terminate with no value.

NO-LAPSE GUARANTEE




In those states where it is permitted, as long as the No-Lapse Guarantee Cumulative Premium Test is satisfied during the No-Lapse Guarantee Period, as described below, the Company will guarantee that the Policy will not go into default even if adverse investment experience or other factors should cause the Policy's Net Cash Surrender Value to fall to zero or below during such period.

The Monthly No-Lapse Guarantee Premium is one-twelfth of the No-Lapse Guarantee Premium.

The No-Lapse Guarantee Premium is set at issuance of the Policy and reflects any Additional Rating and Supplementary Benefits, if applicable. It is subject to change if there is (i) a change in the Face Amount of the Policy, (ii) a change of the death benefit option, (iii) a decrease in the Face Amount of insurance due to a partial withdrawal, or (iv) any change in the Supplementary Benefits added to the Policy or the Risk Classification of the life insured.

The No-Lapse Guarantee Period is described under "Definitions."

While the No-Lapse Guarantee is in effect, the Company will determine, at the beginning of any Policy Month that a Policy would otherwise be in default, whether the No-Lapse Guarantee Cumulative Premium Test, described below, has been met. If the test has not been satisfied, the Company will notify the policyowner of that fact and allow a 61-day grace period in which you may make a premium payment sufficient to keep the policy from going into default. This required payment, as described in the notification, will be equal to the lesser of:

(a) the outstanding premium requirement to satisfy the No-Lapse Guarantee Cumulative Premium Test at the date of default plus the Monthly No-Lapse Guarantee Premium due for the next two Policy Months, or

(b) the amount necessary to bring the Net Cash Surrender Value to zero plus the monthly deductions due, plus the next two monthly deductions plus the applicable premium charge.

If we do not receive the required payment by the end of the grace period, the No-Lapse Guarantee and the Policy will terminate.




NO-LAPSE GUARANTEE CUMULATIVE PREMIUM TEST

The No-Lapse Guarantee Cumulative Premium Test is satisfied if, as of the beginning of the Policy Month that your Policy would otherwise be in default, the sum of all premiums paid to date, less any Policy Debt and less any gross withdrawals taken on or before the date of the test, is equal to or exceeds the sum of the Monthly No-Lapse Guarantee Premiums due from the Policy Date to the date of the test.

DEATH DURING GRACE PERIOD

If the life insured should die during the grace period, the Policy Value used in the calculation of the death benefit will be the Policy Value as of the date of default and the insurance benefit will be reduced by any outstanding monthly deductions due at the time of death.

REINSTATEMENT

A policyowner may, by making a written request, reinstate a Policy which has terminated after going into default at any time within the five-year period following the date of termination subject to the following conditions:

(a) Evidence of the life insured's insurability, satisfactory to the Company, is provided to the Company; and

(b) A premium equal to the amount that was required to bring the Policy out of default immediately prior to termination, plus the amount needed to keep the Policy in force to the next scheduled date for payment of the Planned Premium, must be paid to the Company.

If the reinstatement is approved, the date of reinstatement will be the later of the date we approve the policyowner's request or the date we receive the required payment at our Service Office. In addition, any Surrender Charges will be reinstated to the amount they were at the date of default. The Policy Value on the date of reinstatement, prior to the crediting of any Net Premium paid on the reinstatement, will be equal to the Policy Value on the date the Policy terminated.

THE GENERAL ACCOUNT

The general account of Manulife USA consists of all assets owned by the Company other than those in the Separate Account and other separate accounts of the Company. Subject to applicable law, Manulife USA has sole discretion over the investment of the assets of the general account.

By virtue of exclusionary provisions, interests in the general account of Manulife USA have not been registered under the Securities Act of 1933 and the general account has not been registered as an investment company under the 1940 Act. Accordingly, neither the general account nor any interests therein are subject to the provisions of these acts, and as a result the staff of the SEC has not reviewed the disclosures in this prospectus relating to the general account. Disclosures regarding the general account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in a prospectus.

FIXED ACCOUNT

A policyowner may elect to allocate net premiums to the Fixed Account or to transfer all or a portion of the Policy Value to the Fixed Account from the Investment Accounts. The Company will hold the reserves required for any portion of the Policy Value allocated to the Fixed Account in its general account. Transfers from the Fixed Account to the Investment Accounts are subject to restrictions.

POLICY VALUE IN THE FIXED ACCOUNT

The Policy Value in the Fixed Account is equal to:

     (a)  the portion of the net premiums allocated to it; plus
     (b)  any amounts transferred to it; plus
     (c)  interest credited to it; less
     (d)  any charges deducted from it; less
     (e)  any partial withdrawals from it; less
     (f)  any amounts transferred from it.

INTEREST ON THE FIXED ACCOUNT

An allocation of Policy Value to the Fixed Account does not entitle the policyowner to share in the investment experience of the general account. Instead, we guarantee that the Policy Value in the Fixed Account will accrue interest daily at an effective annual rate of at least 3%, without regard to the actual investment experience of the general account. Consequently, if you pay the planned premiums, allocate all net premiums only to the general account and make no transfers, partial withdrawals, or policy loans, the minimum amount and duration of the death benefit of the Policy will be determinable and guaranteed.

OTHER PROVISIONS OF THE POLICY

CASH VALUE ENHANCEMENT RIDERS


The Policy may be issued with one of two optional Cash Value Enhancement riders:
(1) the Cash Value Enhancement Rider or (2) the Cash Value Enhancement Plus Rider. The decision to add either one of these two riders to a Policy must be made at issuance of the Policy and, once made, is irrevocable. The benefit of these riders is that the Cash Surrender Value of a Policy is enhanced during the period for which Surrender Charges are applicable. Under the Cash Value Enhancement Rider, the enhancement is provided by reducing the Surrender Charge that would otherwise have applied upon Policy surrender or lapse. The Cash Value Enhancement Rider does not apply to decreases in Face Amount or partial withdrawals. Under the Cash Value Enhancement Plus Rider, there will be no Surrender Charge.

Under each of the riders, the enhancement in Cash Surrender Value is equal to the Surrender Charge multiplied by the applicable Cash Value Enhancement Factor. The applicable Cash Value Enhancement Factors under the two riders during the Surrender Charge Period are set forth below:


                         CASH VALUE ENHANCEMENT FACTORS
          (Applicable to Initial Face Amount and Subsequent Increases)


                      Cash Value Enhancement         Cash Value Enhancement
     Policy Year             Rider                          Plus Rider
     -----------      ----------------------         ----------------------
          1                   90                              100
          2                   80                              100
          3                   60                              100
          4                   40                              100
          5                   20                              100
         6+                    0                              100


Adding either of the Cash Value Enhancement riders to a Policy will alter certain of the charges under the Policy, as illustrated in the following table. There will be no change in the monthly administration and cost of insurance charges under the Policy.

                  COMPARATIVE MONTHLY CHARGES WITH ADDITION OF
                          CASH VALUE ENHANCEMENT RIDERS


-----------------------------------------------------------------------------------------------------
            Charges
-----------------------------------------------------------------------------------------------------
                                                       THE POLICY
-----------------------------------------------------------------------------------------------------
Premium Charge                    7.5%  for first  10 Policy Years and  5% thereafter
-----------------------------------------------------------------------------------------------------
Asset-Based Risk Charge           0%  per Policy Year (guaranteed not to exceed  0.3%)
-----------------------------------------------------------------------------------------------------

                                       THE POLICY WITH CASH VALUE ENHANCEMENT RIDER
-----------------------------------------------------------------------------------------------------
Premium Charge                    8.5%  for first  10 Policy Years and   5.5% thereafter
-----------------------------------------------------------------------------------------------------
Asset-Based Risk Charge           0%  per Policy Year (guaranteed not to exceed  0.3%)
-----------------------------------------------------------------------------------------------------

                                       THE POLICY WITH CASH VALUE ENHANCEMENT PLUS RIDER
-----------------------------------------------------------------------------------------------------
Premium Charge                    3.25% for first  10 Policy Years and  2.25% thereafter
-----------------------------------------------------------------------------------------------------
Asset-Based Risk Charge           1% per Policy Year for the first  15 Policy Years (guaranteed not to exceed  1.30%) and  0.25% thereafter (guaranteed not to exceed
                                 0.55%)
-----------------------------------------------------------------------------------------------------


RETURN OF PREMIUM RIDER DEATH BENEFIT

The Policy may be issued with an optional Return of Premium Death Benefit rider if death benefit Option 1 is elected. This rider provides an additional death benefit payable upon the death of the life insured after the Company receives due proof of death. The Return of Premium Death Benefit is calculated as follows:


The Return of Premium Rider death benefit is equal to the initial premium. Any subsequent premiums will increase the rider death benefit at the time of the premium payment by the amount of the premium. Any partial withdrawal will reduce the death benefit at the time of withdrawal by an amount equal to the withdrawal plus any applicable Surrender Charge (except that the rider death benefit will not be reduced to less than zero).

     Cessation of Increases. Increases in the Return of Premium Death Benefit coverage will cease at the earlier of:

     (a) the Policy Anniversary coincident with or next following the date we receive your written request for cessation of any further increases;

     (b) the beginning of the Policy Month coincident with or next following the date we approve your written request for a change to Death Benefit Option 2; or

     (c) the date as of which Monthly Deductions cease and no further premiums may be paid in determining the amount of the Return of Premium death benefit coverage.


     Decreases in Coverage. The Return of Premium Death Benefit may be decreased if requested by the policyowner. The decrease will take effect at the beginning of the Policy Month on or next following the date the Company approves the request. The Return of Premium Rider Death Benefit coverage will be reduced by the amount of the requested decreased. Decreases in the death benefit are not subject to pro-rata Surrender Charges.

     Partial Withdrawals. If the Policyowner makes a written request for a partial withdrawal of net cash surrender value while this rider is inforce, the Company will process the withdrawal so that it first reduces the amount of the Return of Premium Death Benefit coverage. Any withdrawals will be subject to a pro-rata surrender charge as described under "Charges and Deductions - Surrender Charges." In addition, the Face Amount will be reduced by the amount by which the withdrawal plus the Surrender Charge exceeds the amount of the Return of Premium Rider Death Benefit.

     No Lapse Guarantee. The No Lapse Guarantee provisions of the Policy apply to the Return of Premium Rider Death Benefit for the first two Policy Years only.

POLICYOWNER RIGHTS

Unless otherwise restricted by a separate agreement, the policyowner may, until the life insured's death:

     -    Vary the premiums paid under the Policy.

     -    Change the death benefit option.

     -    Change the premium allocation for future premiums.

     -    Transfer amounts between sub-accounts.

     -    Take loans and/or partial withdrawals.

     -    Surrender the contract.

     -    Transfer ownership to a new owner.

     - Name a contingent owner that will automatically become owner if the policyowner dies before the insured.

     -    Change or revoke a contingent owner.

     -    Change or revoke a beneficiary.

ASSIGNMENT OF RIGHTS

Manulife USA will not be bound by an assignment until it receives a copy of the assignment at its Service Office. We assume no responsibility for the validity or effects of any assignment.

BENEFICIARY

One or more beneficiaries of the Policy may be appointed by the policyowner by naming them in the application. Beneficiaries may be appointed in three classes
- primary, secondary, and final. Beneficiaries in the same class will share equally in the insurance benefit payable to them. Beneficiaries may be revocable or irrevocable. Unless an irrevocable designation has been elected, you may change the beneficiary during the life insured's lifetime by giving written notice to the Company in a form satisfactory to us. The change will take effect as of the date such notice is signed. If the life insured dies and there is no surviving beneficiary, the policyowner, or the policyowner's estate if the policyowner is the life insured, will be the beneficiary. If a beneficiary dies before the seventh day after the death of the life insured, we will pay the insurance benefit as if the beneficiary had died before the life insured.

VALIDITY

The Company will not contest the validity of a Policy after it has been in force during any life insured's lifetime for two years from the Issue Date. We will not contest the validity of an increase in Face Amount, after such increase or addition has been in force during the lifetime of the life insured for two years. If a Policy has been reinstated and been in force during the lifetime of the life insured for less than two years from the reinstatement date, the Company can contest any misrepresentation of a fact material to the reinstatement.

MISSTATEMENT OF AGE OR SEX

If the stated age or sex, or both, of the life insured in the Policy are incorrect, we will change the Face Amount so that the death benefit will be that which the most recent monthly charge for the cost of insurance would have purchased for the correct age and sex.

SUICIDE EXCLUSION

If the life insured dies by suicide within two years after the Issue Date (or within the maximum period permitted by the state in which the Policy was delivered, if less than two years), the Policy will terminate and the Company will pay only the premiums paid less any partial Net Cash Surrender Value withdrawal and less any Policy Debt.

If the life insured dies by suicide within two years after the effective date of an increase in Face Amount, the death benefit for that increase will be limited to the Monthly Deductions taken for the increase.

The Company reserves the right to obtain evidence of the manner and cause of death of the life insured.

SUPPLEMENTARY BENEFITS

Subject to certain requirements, one or more Supplementary Benefits may be added to a Policy, including those providing a death benefit guarantee, term insurance for an additional insured, providing accidental death coverage, waiving monthly deductions upon disability, accelerating benefits in the event of a terminal illness, and, in the case of corporate-owned policies, permitting a change of the life insured (a taxable event). More detailed information concerning these supplementary benefits may be obtained from an authorized agent of the Company. The cost, if any, for supplementary benefits will be deducted as part of the monthly deductions.

TAX TREATMENT OF THE POLICY

The following summary provides a general description of the federal income tax considerations associated with the Policy and does not purport to be complete or to cover all situations. This discussion is not intended as tax advice. Counsel or other competent tax advisors should be consulted for more complete information. This discussion is based upon the Company's understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service (the "IRS"). No representation is made as to the likelihood of continuation of the present federal income tax laws nor of the current interpretations by the IRS. MANULIFE USA DOES NOT MAKE ANY GUARANTEE REGARDING THE TAX STATUS OF ANY POLICY OR ANY TRANSACTION REGARDING THE POLICY.

The Policy may be used in various arrangements, including non-qualified deferred compensation or salary continuation plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if the use of the Policy in any such arrangement, the value of which depends in part on the tax consequences, is contemplated, a qualified tax advisor should be consulted for advice on the tax attributes of the particular arrangement.

The Company is taxed as a life insurance company. Because the operations of the Separate Account are a part of, and are taxed with, the Company's operations, the Separate Account is not separately taxed as a "regulated investment company" under the Code. Under existing Federal income tax laws, the Company is not taxed on the investment income and capital gains of the Separate Account, but the operations of the Separate Account may reduce the Company's Federal income taxes. For example, the Company may be eligible for certain tax credits or deductions relating to foreign taxes paid and dividends received by Trust portfolios. The Company's use of these tax credits and deductions will not adversely affect or benefit the Separate Account. The Company does not anticipate that it will be taxed on the income and gains of the Separate Account in the future, but if the Company is, it may impose a corresponding charge against the Separate Account.

LIFE INSURANCE QUALIFICATION

There are several requirements that must be met for a Policy to be considered a Life Insurance Contract under the Code, and thereby to enjoy the tax benefits of such a contract:

- The Policy must satisfy the definition of life insurance under Section 7702 of the Code.

- The investments of the Separate Account must be "adequately diversified" in accordance with Section 817(h) of the Code and Treasury Regulations.

- The Policy must be a valid life insurance contract under applicable state law.

- The policyowner must not possess "incidents of ownership" in the assets of the Separate Account.

These four items are discussed in detail below.

DEFINITION OF LIFE INSURANCE

Section 7702 of the Code sets forth a definition of a life insurance contract for federal tax purposes. For a Policy to be a life insurance contract, it must satisfy either the Cash Value Accumulation Test or the Guideline Premium and the Cash Value Corridor Tests. By limiting cash value at any time to the net single premium that would be required in order to fund future benefits under the Policy, the Cash Value Accumulation Test in effect requires a minimum death benefit for a given Policy Value. The Guideline Premium Test also requires a minimum death benefit, but in addition limits the total premiums that can be paid into a Policy for a given amount of death benefit.

With respect to a Policy that is issued on the basis of a standard rate class, the Company believes (largely in reliance on IRS Notice 88-128 and the proposed mortality charge regulations under Section 7702, issued on July 5, 1991) that such a Policy should meet the Section 7702 definition of a life insurance contract.

With respect to a Policy that is issued on a substandard basis (i.e., a rate class involving higher-than-standard mortality risk), there is less guidance, in particular as to how mortality and other expense requirements of Section 7702 are to be applied in determining whether such a Policy meets the Section 7702 definition of a life insurance contract. Thus it is not clear whether or not such a Policy would satisfy Section 7702, particularly if the policyowner pays the full amount of premiums permitted under the Policy.

The Secretary of the Treasury (the "Treasury") is authorized to prescribe regulations implementing Section 7702. However, while proposed regulations and other interim guidance have been issued, final regulations have not been adopted and guidance as to how Section 7702 is to be applied is limited. If a Policy were determined not to be a life insurance contract for purposes of Section 7702, such a Policy would not provide the tax advantages normally provided by a life insurance policy.

If it is subsequently determined that a Policy does not satisfy Section 7702, the Company may take whatever steps are appropriate and reasonable to attempt to cause such a Policy to comply with Section 7702. For these reasons, the Company reserves the right to restrict Policy transactions as necessary to attempt to qualify it as a life insurance contract under Section 7702.

DIVERSIFICATION

Section 817(h) of the Code requires that the investments of the Separate Account be "adequately diversified" in accordance with Treasury regulations in order for the Policy to qualify as a life insurance contract under Section 7702 of the Code (discussed above). The Separate Account, through the Trust, intends to comply with the diversification requirements prescribed in Treas. Reg. Sec. 1.817-5, which affect how the Trust's assets are to be invested. The Company believes that the Separate Account will thus meet the diversification requirement, and the Company will monitor continued compliance with the requirement.

STATE LAW

A policy must qualify as a valid life insurance contract under applicable state laws. State regulations require that the policyowner have appropriate insurable interest in the life insured. Failure to establish an insurable interest may result in the Policy not qualifying as a life insurance contract for federal tax purposes.

INVESTOR CONTROL

In certain circumstances, owners of variable life insurance policies may be considered the owners, for federal income tax purposes, of the assets of the separate account used to support their Policies. In those circumstances, income and gains from the separate account assets would be includible in the variable policyowner's gross income. The IRS has stated in published rulings that a variable policyowner will be considered the owner of separate account assets if the policyowner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department has also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the policyowner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyowners may direct their investments to particular sub-accounts without being treated as owners of the underlying assets." As of the date of this prospectus, no such guidance has been issued.

The ownership rights under the Policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that policyowners were not owners of separate account assets. For example, the Policy has many more portfolios to which policyowners may allocate premium payments and Policy Values than were available in the policies described in the rulings. These differences could result in an owner being treated as the owner of a pro-rata portion of the assets of the Separate Account. In addition, the Company does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. The Company therefore reserves the right to modify the Policy as necessary to attempt to prevent an owner from being considered the owner of a pro rata share of the assets of the Separate Account.

TAX TREATMENT OF POLICY BENEFITS

The following discussion assumes that the Policy will qualify as a life insurance contract for federal income tax purposes.

The Company believes that the proceeds and cash value increases of a Policy should be treated in a manner consistent with a fixed-benefit life insurance policy for federal income tax purposes. Depending on the circumstances, the exchange of a Policy, a change in the Policy's death benefit option, a Policy loan, partial withdrawal, surrender, change in ownership, the addition of an accelerated death benefit rider, or an assignment of the Policy may have federal income tax consequences. In addition, federal, state and local transfer, and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each policyowner or beneficiary.

DEATH BENEFIT

The death benefit under the Policy should be generally excludable from the gross income of the beneficiary under Section 101(a)(1) of the Code. A transfer of the Policy for valuable consideration, however, may cause a portion of the death benefit to be taxable. (See "Other Transactions" below.)

In general, at the insured's death, an estate tax is imposed on assets that are treated as part of the insured's estate. Death benefits are included in the insured's estate if the estate is the beneficiary under the policy, if the insured owned the policy at death, or if the insured had retained certain incidents of ownership in the policy. In addition, if within three years of the insured's death, the insured made a gift of the policy or relinquished those incidents of ownership which would have otherwise caused the policy to be treated as part of the insured's estate, the death benefit will be included in the insured's estate.

CASH VALUES

Generally, the policyowner will not be deemed to be in constructive receipt of the Policy Value, including increments thereof, until there is a distribution. This includes additions attributable to interest, dividends, appreciation or gains realized on transfers among sub-accounts.

INVESTMENT IN THE POLICY

Investment in the Policy means:

- the aggregate amount of any premiums or other consideration paid for the Policy; minus

- the aggregate amount, other than loan amounts, received under the Policy which has been excluded from the gross income of the policyowner (except that the amount of any loan from, or secured by, a Policy that is a modified enfowment contract ("MEC"), to the extent such amount has been excluded from gross income, will be disregarded); plus

- the amount of any loan from, or secured by a Policy that is a MEC to the extent that such amount has been included in the gross income of the policyowner.

The repayment of a policy loan, or the payment of interest on a loan, does not affect the Investment in the Policy.

SURRENDER OR LAPSE

Upon a complete surrender or lapse of a Policy or when benefits are paid at a Policy's maturity date, if the amount received plus the amount of Policy Debt exceeds the total Investment in the Policy, the excess will generally be treated as ordinary income subject to tax.

If, at the time of lapse or surrender, a Policy has a loan, the loan is extinguished and the amount of the loan is a deemed payment to the policyholder. If the amount of this deemed payment exceeds the investment in the contract, the excess is taxable income and is subject to Internal Revenue Service reporting requirements.

DISTRIBUTIONS

The tax consequences of distributions from, and loans taken from or secured by, a Policy depend on whether the Policy is classified as a MEC.

DISTRIBUTIONS FROM NON-MECS

A distribution from a non-MEC is generally treated as a tax-free recovery by the policyowner of the Investment in the Policy to the extent of such Investment in the Policy, and as a distribution of taxable income only to the extent the distribution exceeds the Investment in the Policy. In general, loans from, or secured by, a non-MEC are not treated as distributions. Instead, such loans are treated as indebtedness of the policyowner. (But see the discussion of the tax treatment of loans made after year ten in the section "Interest on Policy Loans After Year 10").

FORCE OUTS

An exception to this general rule occurs in the case of a decrease in the Policy's death benefit or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and that results in a cash distribution to the policyowner in order for the Policy to continue to comply with the Section 7702 definitional limits. Such a cash distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy) under rules prescribed in Section 7702. Changes include partial withdrawals and death benefit option changes.

DISTRIBUTIONS FROM MECS

Policies classified as MECs will be subject to the following tax rules:

- First, all partial withdrawals from such a Policy are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Policy Value immediately before the distribution over the Investment in the Policy at such time.

- Second, loans taken from or secured by such a Policy and assignments or pledges of any part of its value are treated as partial withdrawals from the Policy and taxed accordingly. Past-due loan interest that is added to the loan amount is treated as a loan.

- Third, a 10% additional income tax is imposed on the portion of any distribution (including distributions on surrender) from, or loan taken from or secured by, such a policy that is included in income except where the distribution or loan:

-    is made on or after the policyowner attains age 591/2;

-    is attributable to the policyowner becoming disabled; or

- is part of a series of substantially equal periodic payments for the life (or life expectancy) of the policyowner or the joint lives (or joint life expectancies) of the policyowner and the policyowner's beneficiary.

These exceptions are not likely to apply in situations where the Policy is not owned by an individual.

Definition of Modified Endowment Contracts

Section 7702A establishes a class of life insurance contracts designated as "Modified Endowment Contracts" or "MECs," which applies to Policies entered into or materially changed after June 20, 1988.

In general, a Policy will be a MEC if the accumulated premiums paid at any time during the first seven Policy Years exceed the "seven-pay premium limit". The seven-pay premium limit on any date is equal to the sum of the net level premiums that would have been paid on or before such date if the policy provided for paid-up future benefits after the payment of seven level annual premiums (the "seven-pay premium").

The rules relating to whether a Policy will be treated as a MEC are extremely complex and cannot be adequately described in the limited confines of this summary. Therefore, a current or prospective policyowner should consult with a competent adviser to determine whether a transaction will cause the Policy to be treated as a MEC.

Material Changes

A Policy that is not a MEC may become a MEC if it is "materially changed." If there is a material change to the Policy, the seven-year testing period for MEC status is restarted. The material change rules for determining whether a Policy is a MEC are complex. In general, however, the determination of whether a Policy will be a MEC after a material change depends upon the relationship among the death benefit of the Policy at the time of such change, the Policy Value at the time of the change, and the additional premiums paid into the Policy during the seven years starting with the date on which the material change occurs.

Reductions in Face Amount

If there is a reduction in benefits during the first seven Policy Years, the seven-pay premium limit is recalculated as if the policy had been originally issued at the reduced benefit level. Failure to comply would result in classification as a MEC regardless of any efforts by the Company to provide a payment schedule that will not violate the seven pay test.

Exchanges

A life insurance contract received in exchange for a MEC will also be treated as a MEC.

Processing of Premiums

If a premium, which would cause the Policy to become a MEC, is received within 23 days of the next Policy Anniversary, the Company will not apply the portion of the premium which would cause MEC status ("excess premium") to the Policy when received. The excess premium will be placed in a suspense account until the next anniversary date, at which point the excess premium, along with interest, earned on the excess premium at a rate of 3.5% from the date the premium was received, will be applied to the Policy. (Any amount that would still be excess premium on the next anniversary will be refunded to the policyowner.) The policyowner will be advised of this action and will be offered the opportunity to have the premium credited as of the original date received or to have the premium returned. If the policyowner does not respond, the premium and interest will be applied to the Policy as of the first day of the next anniversary. The interest credited will be taxable to the owner in the year earned.

If a premium, which would cause the Policy to become a MEC, is received more than 23 days prior to the next Policy Anniversary, the Company will refund any excess premium to the policyowner. The portion of the premium which is not excess will be applied as of the date received. The policyowner will be advised of this action and will be offered the opportunity to return the premium and have it credited to the account as of the original date received.

If, in connection with the application or issue of the Policy, the policyowner acknowledges that the policy is or will become a MEC, excess premiums that would cause MEC status will be credited to the account as of the original date received.

Multiple Policies

All MEC's that are issued by a company (or its affiliates) to the same policyowner during any calendar year are treated as one MEC for purposes of determining the amount includible in gross income under Section 72(e) of the Code.

POLICY LOAN INTEREST

Generally, personal interest paid on any loan under a Policy which is owned by an individual is not deductible. For policies purchased on or after January 1, 1996, interest on any loan under a Policy owned by a taxpayer and covering the life of any individual who is an officer or employee of or is financially interested in the business carried on by the taxpayer will not be tax deductible unless the employee is a key person within the meaning of Section 264 of the Code. A deduction will not be permitted for interest on a loan under a Policy held on the life of a key person to the extent the aggregate of such loans with respect to contracts covering the key person exceed $50,000. The number of employees who can qualify as key persons depends in part on the size of the employer but cannot exceed 20 individuals.

Furthermore, if a non-natural person owns a Policy, or is the direct or indirect beneficiary under a Policy, section 264(f) of the Code disallows a pro-rata portion of the taxpayer's interest expense allocable to unborrowed Policy cash values attributable to insurance held on the lives of individuals who are not 20% (or more) owners of the taxpayer-entity, officers, employees, or former employees of the taxpayer.

The portion of the interest expense that is allocable to unborrowed Policy cash values is an amount that bears the same ratio to that interest expense as the taxpayer's average unborrowed Policy cash values under such life insurance policies issued after June 8, 1997 bear to the sum of such average unborrowed cash values and the average adjusted bases for all other assets of the taxpayer.

If the policyowner is an individual, and if the taxpayer is a business and is not the policyowner, but is the direct or indirect beneficiary under the Policy, then the amount of unborrowed cash value of the Policy taken into account in computing the portion of the taxpayer's interest expense allocable to unborrowed Policy cash values cannot exceed the benefit to which the taxpayer is directly or indirectly entitled under the Policy.

INTEREST ON POLICY LOANS AFTER YEAR 10


Interest is credited to amounts in the Loan Account at an effective annual rate of 4%. This rate is guaranteed not to be less than 3.5%. The actual rate credited is equal to the rate of interest charged on the policy loan, less the Loan Interest

Credited Differential, which is currently 1.25% during the first ten policy years and 0% thereafter, and is guaranteed not to exceed 1.25% during the first ten policy years and 0.5% thereafter. The tax consequences associated with a loan interest credited differential of 0% are unclear. A tax adviser should be consulted before effecting a loan to evaluate the tax consequences that may arise in such a situation. If we determine, in our sole discretion, that there is a substantial risk that a loan will be treated as a taxable distribution under Federal tax law as a result of no differential between the credited interest rate and the loan interest rate, the Company retains the right to decrease the crediting rate under the loan to an amount that would result in the transaction being treated as a loan under Federal tax law. If this amount is not prescribed by any IRS ruling or regulation or any court decision, the amount of increase will be that which the Company considers to be most likely to result in the transaction being treated as a loan under Federal tax law.


POLICY EXCHANGES

A policyowner generally will not recognize gain upon the exchange of a Policy for another life insurance policy covering the same life insured and issued by the Company or another insurance company, except to the extent that the policyowner receives cash in the exchange or is relieved of Policy indebtedness as a result of the exchange. The receipt of cash or forgiveness of indebtedness is treated as "boot" which is taxable up to the amount of the gain in the policy. In no event will the gain recognized exceed the amount by which the Policy Value (including any unpaid loans) exceeds the policyowner's Investment in the Policy.

OTHER TRANSACTIONS

A transfer of the Policy, a change in the owner, a change in the life insured, a change in the beneficiary, and certain other changes to the Policy, as well as particular uses of the Policy (including use in a so called "split-dollar" arrangement) may have tax consequences depending upon the particular circumstances and should not be undertaken prior to consulting with a qualified tax adviser. For instance, if the owner transfers the Policy or designates a new owner in return for valuable consideration (or, in some cases, if the transferor is relieved of a liability as a result of the transfer), then the death benefit payable upon the death of the life insured may in certain circumstances be includible in taxable income to the extent that the death benefit exceeds the prior consideration paid for the transfer and any premiums or other amounts subsequently paid by the transferee. Further, in such a case, if the consideration received exceeds the transferor's Investment in the Policy, the difference will be taxed to the transferor as ordinary income.

Federal estate and state and local estate, inheritance and other tax consequences of ownership or receipt of Policy proceeds depend on the individual circumstances of each policyowner and beneficiary.

ALTERNATE MINIMUM TAX

Corporate owners may be subject to Alternate Minimum Tax on the annual increases in Cash Surrender Values and on the death benefit proceeds.

INCOME TAX REPORTING

In certain employer-sponsored life insurance arrangements, including equity split dollar arrangements, participants may be required to report for income tax purposes, one or more of the following:

-    the value each year of the life insurance protection provided;

-    an amount equal to any employer-paid premiums;

-    income equal to imputed interest on a deemed employer loan; or

- some or all of the amount by which the current value exceeds the employer's interest in the Policy.

Participants should consult with their tax adviser to determine the tax consequences of these arrangements.

OTHER INFORMATION

PAYMENT OF PROCEEDS

As long as the Policy is in force, Manulife USA will ordinarily pay any policy loans, surrenders, partial withdrawals or insurance benefit within seven days after receipt at its Service Office of all the documents required for such a payment. The Company may delay for up to six months the payment from the Fixed Account of any policy loans, surrenders, partial withdrawals, or insurance benefit. In the case of any such payments from any Investment Account, the Company may delay payment during any period during which (i) the New York Stock Exchange is closed for trading (except for normal weekend and holiday closings),
(ii) trading on the New York Stock Exchange is restricted, and (iii) an emergency exists as a result of which disposal of securities held in the Separate Account is not reasonably practicable or it is not reasonably practicable to determine the value of the Separate Account's net assets; provided that applicable rules and regulations of the SEC shall govern as to whether the conditions described in (ii) and (iii) exist.

REPORTS TO POLICYOWNERS

Within 30 days after each Policy Anniversary, Manulife USA will send the policyowner a statement showing, among other things:

-    the amount of death benefit;

- the Policy Value and its allocation among the Investment Accounts, the Fixed Account and the Loan Account;

- the value of the units in each Investment Account to which the Policy Value is allocated;

-    the Policy Debt and any loan interest charged since the last report;

- the premiums paid and other Policy transactions made during the period since the last report; and

-    any other information required by law.

Each policyowner will also be sent an annual and a semi-annual report for the Trust which will include a list of the securities held in each Portfolio as required by the 1940 Act.

DISTRIBUTION OF THE POLICIES

Manulife Financial Securities LLC ("Manulife Financial Securities"), an indirect wholly-owned subsidiary of MFC, will act as the principal underwriter of, and continuously offer, the Policies pursuant to a Distribution Agreement with Manulife USA. Manulife Financial Securities is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers. Manulife Financial Securities is located at 73 Tremont Street, Boston, MA 02108 and is organized as a Delaware limited liability company. The sole member of Manulife Financial Securities is Manulife USA. The Policies will be sold by registered representatives of either Manulife Financial Securities or other broker-dealers having distribution agreements with Manulife Financial Securities who are also authorized by state insurance departments to do so. The Policies will be sold in all states of the United States except New York.

The commissions payable to a registered representative on sales of the Policy will not exceed: (a) 115% [110%] of premiums paid in the first year of the Policy plus (b) 2% of all premiums paid in years after the first year plus (c) 1.00% of the Net Policy Value per year. Commissions relating to a particular premium payment are generally paid in the year that the premium payment is made. However, these commissions may also, under certain circumstances, be paid over a period of time. Representatives who meet certain productivity standards with regard to the sale of the Policies and certain other policies issued by Manufacturers Life of America or Manufacturers Life will be eligible for additional compensation.

RESPONSIBILITIES OF MFC

MFC entered into an agreement with Manulife Financial Securities pursuant to which MFC, on behalf of Manulife Financial Securities will pay the sales commissions in respect of the Policies and certain other policies issued by Manulife USA, prepare and maintain all books and records required to be prepared and maintained by Manulife Financial Securities with respect to the Policies and such other policies, and send all confirmations required to be sent by Manulife Financial Securities with respect to the Policies and such other policies. Manulife Financial Securities will promptly reimburse MFC for all sales commissions paid by MFC and will pay MFC for its other services under the agreement in such amounts and at such times as agreed to by the parties.

Finally, Manulife USA may, from time to time in its sole discretion, enter into one or more reinsurance agreements with other life insurance companies under which policies issued by it may be reinsured, such that its total amount at risk under a policy would be limited for the life of the insured.

VOTING RIGHTS

As stated previously, all of the assets held in each sub-account of the Separate Account will be invested in shares of a particular Portfolio of the Trust. Manulife USA is the legal owner of those shares and as such has the right to vote upon certain matters that are required by the 1940 Act to be approved or ratified by the shareholders of a mutual fund and to vote upon any other matters that may be voted upon at a shareholders' meeting. However, Manulife USA will vote shares held in the sub-accounts in accordance with instructions received from policyowners having an interest in such sub-accounts. Shares held in each sub-account for which no timely instructions from policyowners are received, including shares not attributable to the Policies, will be voted by Manulife USA in the same proportion as those shares in that sub-account for which instructions are received. Should the applicable federal securities laws or regulations change so as to permit Manulife USA to vote shares held in the Separate Account in its own right, it may elect to do so.

The number of shares in each sub-account for which instructions may be given by a policyowner is determined by dividing the portion of the Policy Value derived from participation in that sub-account, if any, by the value of one share of the corresponding Portfolio. The number will be determined as of a date chosen by Manulife USA, but not more than 90 days before the shareholders' meeting. Fractional votes are counted. Voting instructions will be solicited in writing at least 14 days prior to the meeting.

Manulife USA may, if required by state officials, disregard voting instructions if such instructions would require shares to be voted so as to cause a change in the sub-classification or investment policies of one or more of the Portfolios, or to approve or disapprove an investment management contract. In addition, the Company itself may disregard voting instructions that would require changes in the investment policies or investment adviser, provided that Manulife USA reasonably disapproves such changes in accordance with applicable federal regulations. If Manulife USA does disregard voting instructions, it will advise policyowners of that action and its reasons for such action in the next communication to policyowners.

SUBSTITUTION OF PORTFOLIO SHARES

Although we believe it to be unlikely, it is possible that in the judgment of the management of Manulife USA, one or more of the Portfolios may become unsuitable for investment by the Separate Account because of a change in investment policy or a change in the applicable laws or regulations, because the shares are no longer available for investment, or for some other reason. In that event, Manulife USA may seek to substitute the shares of another Portfolio or of an entirely different mutual fund. Before this can be done, the approval of the SEC and one or more state insurance departments may be required.

Manulife USA also reserves the right (i) to combine other separate accounts with the Separate Account, (ii) to create new separate accounts, (iii) to establish additional sub-accounts within the Separate Account to invest in additional portfolios of the Trust or another management investment company, (iv) to eliminate existing sub-accounts and to stop accepting new allocations and transfers into the corresponding portfolio, (v) to combine sub-accounts or to transfer assets in one sub-account to another sub-account or (vi) to transfer assets from the Separate Account to another separate account and from another separate account to the Separate Account. The Company also reserves the right to operate the Separate Account as a management investment company or other form permitted by law, and to de-register the Separate Account under the 1940 Act. Any such change would be made only if permissible under applicable federal and state law.

RECORDS AND ACCOUNTS

The Service Office will perform administrative functions, such as decreases, increases, surrenders and partial withdrawals, and fund transfers on behalf of the Company.

All records and accounts relating to the Separate Account and the Portfolios will be maintained by the Company. All financial transactions will be handled by the Company. All reports required to be made and information required to be given will be provided by the Company.

STATE REGULATIONS

Manulife USA is subject to the regulation and supervision by the Michigan Department of Insurance, which periodically examines its financial condition and operations. It is also subject to the insurance laws and regulations of all jurisdictions in which it is authorized to do business. The Policies have been filed with insurance officials, and meet all standards set by law, in each jurisdiction where they are sold.

Manulife USA is required to submit annual statements of its operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business for the purposes of determining solvency and compliance with local insurance laws and regulations.

LITIGATION

No litigation is pending that would have a material effect upon the Separate Account or the Trust.

INDEPENDENT AUDITORS

The consolidated financial statements of The Manufacturers Life Insurance Company (U.S.A.) at December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 and the financial statements of Separate Account A of The Manufacturers Life Insurance Company (U.S.A.), formerly known as Separate Account Three of The Manufacturers Life Insurance Company America, at December 31, 2001 and 2000, and for each of the two years in the period ended December 31, 2001, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

FURTHER INFORMATION

A registration statement under the Securities Act of 1933 has been filed with the SEC relating to the offering described in this prospectus. This prospectus does not include all the information set forth in the registration statement. The omitted information may be obtained from the SEC's principal office in Washington D.C. upon payment of the prescribed fee. The SEC also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC which is located at http://www.sec.gov.

For further information you may also contact Manulife USA's Home Office, the address and telephone number of which are on the first page of the prospectus.

OFFICERS AND DIRECTORS



                    POSITION WITH
NAME                MANULIFE USA               PRINCIPAL OCCUPATION
---------------------------------------------------------------------------------------------------------------------------------
James Boyle (43)**  President, U.S.            President,  U.S. Annuities,  Manulife USA, January 2002 to present;  Senior Vice
                    Annuities, Director        President,  U.S. Annuities,  The Manufacturers Life Insurance Company, July 1999
                                               to present; President, The Manufacturers Life Insurance Company of North
                                               America, July 1999 to December 2001; Vice President, Institutional Markets, Manulife
                                               Financial, May 1998 to June 1999; Vice President, Administration of U.S.
                                               Annuities, Manulife Financial, September 1996 to May 1998; Vice President, Treasurer
                                               and Chief Administrative Officer, North American Funds, June 1994 to
                                               September 1996.

Robert A. Cook      President,                 President, U.S. Individual Insurance, Manulife USA, January 2002 to present;
(47)**              U.S. Insurance; Director   Senior Vice President, U.S. Individual Insurance, Manulife USA, January 1999 to
                                               December 2001; Senior Vice President, The Manufacturers Life Insurance
                                               Company, January 1999 to present; Vice President, Product Management, The
                                               Manufacturers Life Insurance Company, January 1996 to December 1998; Sales
                                               and Marketing Director, The Manufacturers Life Insurance Company, 1994 to 1995.

Peter Copestake     Vice President, Finance    Vice President, Finance, Manulife USA, December 1999 to present; Vice
(46)***                                        President & Treasurer,  The Manufacturers Life Insurance Company,  November 1999
                                               to present; Vice President, Asset Liability Management, Canadian Imperial
                                               Bank of Commerce (CIBC), 1991 to 1999; Director, Capital Management, Bank
                                               of Montreal, 1986-1990; Inspector General of Banks, Department of Finance,
                                               1980-1985.

John D. DesPrez     Chairman and President     President, Manulife USA, January 1999 to date; Executive Vice President, U.S.
III (45)**                                     Operations, The Manufacturers Life Insurance Company, January 1999 to present;
                                               Senior Vice President, U.S. Annuities, The Manufacturers Life Insurance
                                               Company, September 1996 to December 1998; President of The Manufacturers
                                               Life Insurance Company of North America, September 1996 to December, 1998;
                                               Vice President, Mutual Funds, North American Security Life Insurance
                                               Company, January 1995 to September 1996.


                    POSITION WITH
NAME                MANULIFE USA               PRINCIPAL OCCUPATION
---------------------------------------------------------------------------------------------------------------------------------
James D.            Vice President,            Vice President, Secretary & General Counsel, Manulife USA, January
Gallagher (47)**    Secretary and              1996 to present; Vice President,  Chief Legal Officer & Government  Relations,
                    General                    Counsel U.S. Operations, The Manufacturers Life Insurance Company, January
                                               1996 to present; President, The Manufacturers Life Insurance Company of New
                                               York, August 1999 to present; Vice President, Secretary and General
                                               Counsel, The Manufacturers Life Insurance Company of America, January 1997
                                               to present; Secretary and General Counsel, Manufacturers Adviser
                                               Corporation, January 1997 to present; Vice President, Secretary and General
                                               Counsel, The Manufacturers Life Insurance Company of North America, 1994 to
                                               December 2001.

Donald Guloien      Executive Vice             Executive Vice President & Chief Investments Officer, Manulife USA, June 2001
(45)***             President and              to present; Executive Vice President & Chief Investment Officer, The Investment
                    Chief                      Officer Manufacturers Life Insurance Company, March 2001 to present; Executive
                                               Vice President, Business Development, The Manufacturers Life Insurance
                                               Company, January 1999 to March 2001; Senior Vice President, Business
                                               Development, The Manufacturers Life Insurance Company, 1994 to December 1998.

Geoffrey Guy        Director                   Executive Vice President and Chief Actuary, The Manufacturers Life Insurance
(54)***                                        Company, February 2000 to present; Senior Vice President and Chief Actuary, The
                                               Manufacturers Life Insurance Company, 1996 to 2000; Vice President and
                                               Chief Actuary, The Manufacturers Life Insurance Company, 1993 to 1996; Vice
                                               President and Chief Financial Officer, U.S. Operations, The Manufacturers
                                               Life Insurance Company, 1987 to 1993.

John Lyon           Vice President             Vice President & Chief Financial Officer, Investments, Manulife USA, June 2001
(49) ***            and Chief                  to  present; Vice President & Chief Financial Officer, Investments, The
                    Financial Officer,         Manufacturers Life Insurance Company; April 2001 to present; Vice President,
                    Investments;               Business Development, The Manufacturers Life Insurance Company, 1995-2001;
                    Director                   Assistant Vice President, Business Development, The Manufacturers Life
                                               Insurance Company, 1994-1995; Director/Manager, Corporate Finance, The
                                               Manufacturers Life Insurance Company, 1992-1994.

Steven Mannik       President,  Reinsurance,   Manulife USA, January 2001 to present; Senior Vice President, Reinsurance
(43)***             Director                   Operations, The Manufacturers Life Insurance Company, President, Reinsurance;
                                               June 2001 to present; President, Manulife Reinsurance Corporation (U.S.A.),
                                               June, 2001 to December 2001; Vice President, Business Development, The
                                               Manufacturers Life Insurance Company, 1999 to June 2001; Principal, Towers
                                               Perrin, 1988 to 1999.

James O'Malley      President,                 President, U.S. Pensions, Manulife USA, January 2002 to present, Senior Vice
(55)***             U.S. Pensions;             President, U.S. Pensions, Manulife USA, January 1999 to December present;
                    Director                   Senior Vice President, U.S. Pensions, The Manufacturers Life Insurance Company,
                                               January 1999 to present; Vice President, Systems New Business Pensions, The
                                               Manufacturers Life Insurance Company, 1984 to December 1998.

Rex Schlaybaugh,    Director                   Member, Dykema Gossett, PLLC, 1982 to present; Vice Chairman, Oxford Automotive, Inc.
Jr. (52)****                                   1997 to present

                    POSITION WITH
NAME                MANULIFE USA               PRINCIPAL OCCUPATION
------------------- -------------------------- ---------------------------------------------------------------------------------
John Ostler         Executive Vice President   Executive Vice President and Chief Financial Officer, Manulife USA, January
(48)***             and Chief Financial        2002 to present; Vice President and Chief Financial Officer, Manulife USA,
                    Officer                    October 1, 2000 to present; Vice President and Chief  Financial  Officer,  U.S.
                                               Operations, The Manufacturers Life Insurance Company, October 1, 2000 to present;
                                               Vice President and Corporate Actuary, The Manufacturers Life Insurance Company,
                                               March 1998 to September 2000; Vice President & CFO U.S. Individual Insurance,
                                               The Manufacturers Life Insurance Company, 1992 to March 1998; Vice President,
                                               U.S. Insurance Products, The Manufacturers Life Insurance Company, 1990 - 1992;
                                               Assistant Vice President & Pricing Actuary, US Insurance, The Manufacturers Life
                                               Insurance Company, 1988-1990.

Warren Thomson      Senior Vice President,     Senior Vice President, Investments, Manulife USA, June 2001 to present; Senior
(47)***             Investments                Vice President, Investments, The Manufacturers Life Insurance Company, May 2001
                                               to Present; President, Norfolk Capital Partners Inc. 2000 - May 2001; Managing
                                               Director, Public Sector Finance, New Capital Group Inc. 1995-2000; Tax Partner,
                                               Coopers & Lybrand Chartered Accounts, 1994-1995; Taxation Vice President, The
                                               Manufacturers Life Insurance Company, 1987-1994.


Denis Turner        Senior Vice                Senior Vice  President and  Treasurer, Manulife USA, January 2002 to present;
(45)***             President and              Vice  President and Treasurer, Manulife USA, May 1999 to December 2001; Vice
                    Treasurer                  President and Chief Accountant, U.S. Operations, The Manufacturers Life
                                               Insurance Company , May 1999 to present; Vice President and Treasurer, The
                                               Manufacturers Life Insurance Company of America, May 1999 to present; Assistant
                                               Vice President, Financial Operations, Reinsurance Division, The Manufacturers
                                               Life Insurance Company, February 1998 to April 1999; Assistant Vice President &
                                               Controller, Reinsurance Division, The Manufacturers Life Insurance Company,
                                               November 1995, to January 1998, Assistant Vice President, Corporate Controllers,
                                               The Manufacturers Life Insurance Company, January 1989 to October 1995.



**Principal business address is Manulife Financial, 73 Tremont Street, Boston, MA 02108.


***Principal business address is Manulife Financial, 200 Bloor Street East, Toronto, Ontario Canada M4W 1E5.


****Principal business address is Dykema Gossett, 800 Michigan National Tower, Lansing, Michigan 48933.

OPTIONAL TERM RIDER

The Policy may be issued with an optional term insurance rider (the "Term Rider"). The benefit of the term rider is that the cost of insurance will always be less than or equal to the cost of insurance on the Policy. HOWEVER, UNLIKE THE DEATH BENEFIT UNDER THE POLICY, THE DEATH BENEFIT UNDER THE TERM RIDER IS NOT PROTECTED BY THE NO LAPSE GUARANTEE AFTER THE SECOND POLICY YEAR AND TERMINATES AT AGE 100.

ILLUSTRATIONS

The tables set forth in Appendix A illustrate the way in which a Policy's Death Benefit, Policy Value, and Cash Surrender Value could vary over an extended period of time.

APPENDIX A - SAMPLE ILLUSTRATIONS OF POLICY VALUES, CASH SURRENDER VALUES AND DEATH BENEFITS

The following tables have been prepared to help show how values under the Policy change with investment performance. The tables include both Policy Values and Cash Surrender Values as well as Death Benefits. The Policy Value is the sum of the values in the Investment Accounts, as the tables assume no values in the Fixed Account or Loan Account. The Cash Surrender Value is the Policy Value less any applicable surrender charges. The tables illustrate how Policy Values and Cash Surrender Values, which reflect all applicable charges and deductions, and Death Benefits of the Policy on an insured of given age would vary over time if the return on the assets of the Portfolios was a uniform, gross, after-tax, annual rate of 0%, 6% or 12%. The Policy Values, Death Benefits and Cash Surrender Values would be different from those shown if the returns averaged 0%, 6% or 12%, but fluctuated over and under those averages throughout the years. The charges reflected in the tables include those for deductions from premiums, surrender charges, and monthly deductions.

The amounts shown for the Policy Value, Death Benefit and Cash Surrender Value as of each Policy Year reflect the fact that the net investment return on the assets held in the sub-accounts is lower than the gross, after-tax return. This is because the expenses and fees borne by Manufacturers Investment Trust are deducted from the gross return. The illustrations reflect an average of those Portfolios' current expenses (excluding those of the Equity Index Trust), which is approximately 0.937% per annum. The gross annual rates of return of 0%, 6% and 12% correspond to approximate net annual rates of return of - 0.937%, 5.063% and 11.063%. The illustrations reflect the current expense reimbursements in effect for the Lifestyle Trusts and the Index Trusts. In the absence of such expense reimbursements, the average of the Portfolio's current expenses would have been 1.019% per annum and the gross annual rates of return of 0%, 6% and 12% would have corresponded to approximate net annual rates of return of - 1.019, 4.981% and 10.981%. The expense reimbursements for the Lifestyle Trusts and the Index Trusts are expected to remain in effect during the fiscal year ended December 31, 2002. Were the expense reimbursements to terminate, the average of the Portfolios' current expenses would be higher and the approximate net annual rates of return would be lower.

The tables assume that no premiums have been allocated to the Fixed Account, that planned premiums are paid on the Policy Anniversary and that no transfers, partial withdrawals, Policy loans, changes in death benefit options or changes in face amount have been made. The tables reflect the fact that no charges for federal, state or local taxes are currently made against the Separate Account. If such a charge is made in the future, it would take a higher gross rate of return to produce after-tax returns of 0%, 6% and 12% than it does now.

There are two tables shown for each combination of age and death benefit option for a Policy issued to a male non-smoker (assuming no optional riders are elected):

- one based on current cost of insurance charges assessed by the Company and reflecting a 20 year no lapse guarantee

- one based on the maximum cost of insurance charges based on the 1980 Commissioners Smoker Distinct Mortality Tables and reflecting a 20 year no lapse guarantee.

In addition there is one table shown for death benefit option 3 issued to a male non-smoker (assuming the Cash Value Enhancement Rider is elected) and one table shown for death benefit option 1 issued to a male non-smoker (assuming the Cash Value Enhancement Plus Rider is elected).

Current cost of insurance charges are not guaranteed and may be changed. Upon request, Manufacturers Life of America will furnish a comparable illustration based on the proposed life insured's issue age, sex (unless unisex rates are required by law, or are requested) and risk classes, any additional ratings and the death benefit option, face amount and planned premium requested. Illustrations for smokers would show less favorable results than the illustrations shown below.

From time to time, in advertisements or sales literature for the Policies that quote performance data of one or more of the Portfolios, the Company may include Cash Surrender Values and Death Benefit figures computed using the same methodology as that used in the following illustrations, but with the average annual total return of the Portfolio for which performance data is shown in the advertisement replacing the hypothetical rates of return shown in the following tables. This information may be shown in the form of graphs, charts, tables and examples.

The Policies have been offered to the public only since approximately July, 2002. However, total return data may be advertised for as long a period of time as the underlying Portfolio has been in existence. The results for any period prior to the Policies' being offered would be calculated as if the Policies had been offered during that period of time, with all charges assumed to be those applicable to the Policies.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 35 (STANDARD)
                   $250,000 FACE AMOUNT DEATH BENEFIT OPTION 1
                          $3,845 ANNUAL PLANNED PREMIUM
  ASSUMING CURRENT CHARGES AND NOT REFLECTING ANY CASH VALUE ENHANCEMENT RIDERS

                                0% Hypothetical                      6% Hypothetical                       12% Hypothetical
                            Gross Investment Return              Gross Investment Return               Gross Investment Return
                            -----------------------              -----------------------               -----------------------

 End Of                             Cash                                  Cash                                  Cash
 Policy   Accumulated   Policy    Surrender      Death        Policy    Surrender    Death        Policy     Surrender      Death
Year (1)  Premiums (2)   Value    Value (3)     Benefit       Value     Value (3)    Benefit      Value      Value (3)      Benefit
--------  ------------   -----    ---------     -------       -----     ---------    -------      -----      ---------      -------
       1        3,837    2,664           0      250,000         2,849           0     250,000        3,035            0      250,000
       2        7,866    5,293       1,159      250,000         5,833       1,699     250,000        6,396        2,263      250,000
       3       12,097    7,880       4,073      250,000         8,949       5,143     250,000       10,110        6,304      250,000
       4       16,539   10,432       6,956      250,000        12,213       8,737     250,000       14,225       10,749      250,000
       5       21,204   12,951       9,762      250,000        15,633      12,445     250,000       18,786       15,598      250,000
       6       26,101   15,670      12,808      250,000        19,458      16,596     250,000       24,091       21,230      250,000
       7       31,243   18,346      15,814      250,000        23,459      20,928     250,000       29,967       27,436      250,000
       8       36,643   20,978      18,734      250,000        27,645      25,401     250,000       36,476       34,233      250,000
       9       42,312   23,571      21,654      250,000        32,029      30,112     250,000       43,694       41,777      250,000
      10       48,265   26,118      24,532      250,000        36,616      35,030     250,000       51,695       50,108      250,000
      15       82,804   40,290      40,263      250,000        65,548      65,520     250,000      110,055      110,028      250,000
      20      126,884   52,873      52,873      250,000       101,949     101,949     250,000      208,670      208,670      327,611
      25      183,144   63,821      63,821      250,000       148,827     148,827     250,000      376,482      376,482      504,486
      30      254,946   72,252      72,252      250,000       209,559     209,559     255,662      660,053      660,053      805,265
      35      346,587   68,475      68,475      250,000       285,544     285,544     331,231    1,128,782    1,128,782    1,309,388
      40      463,546   44,104      44,104      250,000       380,512     380,512     407,148    1,906,272    1,906,272    2,039,711
      45      612,819        0(4)        0(4)   250,000(4)    503,114     503,114     528,270    3,220,110    3,220,110    3,381,115
      50      803,333        0(4)        0(4)   250,000(4)    653,187     653,187     685,847    5,376,188    5,376,188    5,644,998
      55    1,046,483        0(4)        0(4)   250,000(4)    831,342     831,342     872,909    8,844,197    8,844,197    9,286,407
      60    1,356,810        0(4)        0(4)   250,000(4)  1,060,336   1,060,336   1,070,940   14,638,277   14,638,277   14,784,660
      65    1,752,875        0(4)        0(4)   250,000(4)  1,389,209   1,389,209   1,389,209   24,976,802   24,976,802   24,976,802


(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Fixed Account.

(2)      Assumes net interest of 5% compounded annually.

(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 20 Policy Years. Provided the Death Benefit Guarantee Cumulative Premium Test has been and continues to be met, the Death Benefit Guarantee will keep the Policy in force until age 100.

(4) In the absence of additional premium payments, the Policy will lapse, unless the Death Benefit Guarantee is in effect.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 35 (STANDARD)
                   $250,000 FACE AMOUNT DEATH BENEFIT OPTION 1
                          $3,845 ANNUAL PLANNED PREMIUM
  ASSUMING MAXIMUM CHARGES AND NOT REFLECTING ANY CASH VALUE ENHANCEMENT RIDERS

                                0% Hypothetical                      6% Hypothetical                       12% Hypothetical
                            Gross Investment Return              Gross Investment Return               Gross Investment Return
                            -----------------------              -----------------------               -----------------------

 End Of                             Cash                                  Cash                                  Cash
 Policy   Accumulated   Policy    Surrender      Death        Policy    Surrender    Death        Policy     Surrender      Death
Year (1)  Premiums (2)   Value    Value (3)     Benefit       Value     Value (3)    Benefit      Value      Value (3)      Benefit
--------  ------------   -----    ---------     -------       -----     ---------    -------      -----      ---------      -------
       1        3,837    2,654           0      250,000         2,839           0     250,000        3,025            0      250,000
       2        7,866    4,787         653      250,000         5,309       1,176     250,000        5,855        1,721      250,000
       3       12,097    6,859       3,052      250,000         7,862       4,056     250,000        8,955        5,148      250,000
       4       16,539    8,868       5,392      250,000        10,499       7,023     250,000       12,351        8,875      250,000
       5       21,204   10,807       7,619      250,000        13,217      10,029     250,000       16,069       12,880      250,000
       6       26,101   12,913      10,051      250,000        16,264      13,402     250,000       20,396       17,534      250,000
       7       31,243   14,936      12,405      250,000        19,402      16,870     250,000       25,137       22,606      250,000
       8       36,643   16,878      14,635      250,000        22,636      20,392     250,000       30,341       28,097      250,000
       9       42,312   18,733      16,816      250,000        25,964      24,047     250,000       36,054       34,136      250,000
      10       48,265   20,499      18,912      250,000        29,392      27,806     250,000       42,333       40,746      250,000
      15       82,804   29,939      29,911      250,000        50,526      50,498     250,000       87,564       87,536      250,000
      20      126,884   36,207      36,207      250,000        75,076      75,076     250,000      162,678      162,678      255,405
      25      183,144   37,641      37,641      250,000       103,213     103,213     250,000      286,964      286,964      384,532
      30      254,946   31,784      31,784      250,000       135,926     135,926     250,000      489,066      489,066      596,661
      35      346,587   12,858      12,858      250,000       175,239     175,239     250,000      815,277      815,277      945,721
      40      463,546        0(4)        0(4)   250,000(4)    227,968     227,968     250,000    1,345,955    1,345,955    1,440,172
      45      612,819        0(4)        0(4)   250,000(4)    301,220     301,220     316,281    2,220,799    2,220,799    2,331,839
      50      803,333        0(4)        0(4)   250,000(4)    388,070     388,070     407,474    3,612,034    3,612,034    3,792,636
      55    1,046,483        0(4)        0(4)   250,000(4)    486,972     486,972     511,321    5,771,283    5,771,283    6,059,847
      60    1,356,810        0(4)        0(4)   250,000(4)    611,352     611,352     617,465    9,285,237    9,285,237    9,378,090
      65    1,752,875        0(4)        0(4)   250,000(4)    790,609     790,609     790,609   15,480,050   15,480,050   15,480,050

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Fixed Account.

(2)      Assumes net interest of 5% compounded annually.

(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 20 Policy Years. Provided the Death Benefit Guarantee Cumulative Premium Test has been and continues to be met, the Death Benefit Guarantee will keep the Policy in force until age 100.

(4) In the absence of additional premium payments, the Policy will lapse, unless the Death Benefit Guarantee is in effect.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 35 (STANDARD)
                   $250,000 FACE AMOUNT DEATH BENEFIT OPTION 2
                         $10,782 ANNUAL PLANNED PREMIUM
  ASSUMING CURRENT CHARGES AND NOT REFLECTING ANY CASH VALUE ENHANCEMENT RIDERS

                                0% Hypothetical                      6% Hypothetical                       12% Hypothetical
                            Gross Investment Return              Gross Investment Return               Gross Investment Return
                            -----------------------              -----------------------               -----------------------

 End Of                             Cash                                  Cash                                  Cash
 Policy   Accumulated   Policy    Surrender      Death        Policy    Surrender    Death        Policy     Surrender      Death
Year (1)  Premiums (2)   Value    Value (3)     Benefit       Value     Value (3)    Benefit      Value      Value (3)      Benefit
--------  ------------   -----    ---------     -------       -----     ---------    -------      -----      ---------      -------
       1       11,439    9,169       4,780      259,169         9,744      5,355      259,744       10,320        5,931      260,320
       2       23,450   18,241      14,138      268,241        19,971     15,867      269,971       21,770       17,667      271,770
       3       36,062   27,210      23,430      277,210        30,696     26,916      280,696       34,467       30,688      284,467
       4       49,304   36,082      32,631      286,082        41,951     38,500      291,951       48,556       45,105      298,556
       5       63,209   44,861      41,695      294,861        53,766     50,600      303,766       64,192       61,027      314,192
       6       77,808   53,779      50,938      303,779        66,407     63,566      316,407       81,794       78,953      331,794
       7       93,138   62,592      60,079      312,592        79,666     77,153      329,666      101,321       98,808      351,321
       8      109,234   71,301      69,074      321,301        93,575     91,347      343,575      122,985      120,757      372,985
       9      126,135   79,910      78,007      329,910       108,168    106,265      358,168      147,025      145,122      397,025
      10      143,881   88,413      86,838      338,413       123,474    121,899      373,474      173,697      172,122      423,697
      15      246,841  131,824     131,796      381,824       215,162    215,135      465,162      361,870      361,843      691,171
      20      378,247  172,059     172,059      422,059       331,438    331,438      581,438      677,901      677,901    1,064,305
      25      545,959  209,522     209,522      459,522       480,798    480,798      730,798    1,215,387    1,215,387    1,628,618
      30      760,005  242,378     242,378      492,378       669,997    669,997      919,997    2,123,635    2,123,635    2,590,835
      35    1,033,190  256,985     256,985      506,985       895,334    895,334    1,145,334    3,624,827    3,624,827    4,204,800
      40    1,381,849  245,911     245,911      495,911     1,156,777  1,156,777    1,406,777    6,114,820    6,114,820    6,542,857
      45    1,826,838  204,948     204,948      454,948     1,459,390  1,459,390    1,709,390   10,322,598   10,322,598   10,838,728
      50    2,394,768  122,755     122,755      372,755     1,800,878  1,800,878    2,050,878   17,227,686   17,227,686   18,089,070
      55    3,119,607        0(4)        0(4)   250,000(4)  2,167,862  2,167,862    2,417,862   28,334,229   28,334,229   29,750,941
      60    4,044,705        0(4)        0(4)   250,000(4)  2,550,028  2,550,028    2,800,028   46,890,239   46,890,239   47,359,141
      65    5,225,391        0(4)        0(4)   250,000(4)  2,899,148  2,899,148    3,149,148   79,479,184   79,479,184   79,729,184

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Fixed Account.

(2)      Assumes net interest of 5% compounded annually.

(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 20 Policy Years. Provided the Death Benefit Guarantee Cumulative Premium Test has been and continues to be met, the Death Benefit Guarantee will keep the Policy in force until age 100.

(4) In the absence of additional premium payments, the Policy will lapse, unless the Death Benefit Guarantee is in effect.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 35 (STANDARD)
                   $250,000 FACE AMOUNT DEATH BENEFIT OPTION 2
                         $10,782 ANNUAL PLANNED PREMIUM
  ASSUMING MAXIMUM CHARGES AND NOT REFLECTING ANY CASH VALUE ENHANCEMENT RIDERS

                                0% Hypothetical                      6% Hypothetical                       12% Hypothetical
                            Gross Investment Return              Gross Investment Return               Gross Investment Return
                            -----------------------              -----------------------               -----------------------

 End Of                             Cash                                  Cash                                  Cash
 Policy   Accumulated   Policy    Surrender      Death        Policy    Surrender    Death        Policy     Surrender      Death
Year (1)  Premiums (2)   Value    Value (3)     Benefit       Value     Value (3)    Benefit      Value      Value (3)      Benefit
--------  ------------   -----    ---------     -------       -----     ---------    -------      -----      ---------      -------
       1       11,439    9,140       4,751      259,140         9,714      5,325      259,714       10,288        5,899      260,288
       2       23,450   17,667      13,564      267,667        19,372     15,268      269,372       21,147       17,043      271,147
       3       36,062   26,049      22,270      276,049        29,448     25,669      279,448       33,128       29,349      283,128
       4       49,304   34,283      30,832      284,283        39,956     36,505      289,956       46,348       42,897      296,348
       5       63,209   42,363      39,197      292,363        50,909     47,744      300,909       60,931       57,766      310,931
       6       77,808   50,525      47,684      300,525        62,570     59,729      312,570       77,272       74,431      327,272
       7       93,138   58,519      56,006      308,519        74,715     72,202      324,715       95,295       92,782      345,295
       8      109,234   66,348      64,120      316,348        87,368     85,140      337,368      115,181      112,953      365,181
       9      126,135   74,003      72,100      324,003       100,542     98,639      350,542      137,118      135,215      387,118
      10      143,881   81,485      79,910      331,485       114,259    112,684      364,259      161,325      159,750      411,325
      15      246,841  118,288     118,261      368,288       194,250    194,223      444,250      328,295      328,268      627,044
      20      378,247  149,603     149,603      399,603       291,362    291,362      541,362      598,836      598,836      940,173
      25      545,959  173,574     173,574      423,574       407,528    407,528      657,528    1,038,886    1,038,886    1,392,107
      30      760,005  187,805     187,805      437,805       544,477    544,477      794,477    1,754,490    1,754,490    2,140,478
      35    1,033,190  187,600     187,600      437,600       701,523    701,523      951,523    2,909,473    2,909,473    3,374,989
      40    1,381,849  166,022     166,022      416,022       875,004    875,004    1,125,004    4,788,423    4,788,423    5,123,613
      45    1,826,838  110,510     110,510      360,510     1,053,105  1,053,105    1,303,105    7,885,900    7,885,900    8,280,195
      50    2,394,768    8,605       8,605      258,605     1,220,423  1,220,423    1,470,423   12,811,677   12,811,677   13,452,261
      55    3,119,607        0(4)        0(4)   250,000(4)  1,345,460  1,345,460    1,595,460   20,456,246   20,456,246   21,479,058
      60    4,044,705        0(4)        0(4)   250,000(4)  1,396,562  1,396,562    1,646,562   32,897,162   32,897,162   33,226,134
      65    5,225,391        0(4)        0(4)   250,000(4)  1,037,131  1,037,131    1,287,131   53,950,950   53,950,950   54,200,950

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Fixed Account.

(2)      Assumes net interest of 5% compounded annually.

(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 20 Policy Years. Provided the Death Benefit Guarantee Cumulative Premium Test has been and continues to be met, the Death Benefit Guarantee will keep the Policy in force until age 100.

(4) In the absence of additional premium payments, the Policy will lapse, unless the Death Benefit Guarantee is in effect.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 35 (STANDARD)
                   $250,000 FACE AMOUNT DEATH BENEFIT OPTION 3
                   $10,500 ANNUAL PLANNED PREMIUM FOR 7 YEARS
    ASSUMING CURRENT CHARGES AND REFLECTING THE CASH VALUE ENHANCEMENT RIDER

                                0% Hypothetical                      6% Hypothetical                       12% Hypothetical
                            Gross Investment Return              Gross Investment Return               Gross Investment Return
                            -----------------------              -----------------------               -----------------------

 End Of                             Cash                                  Cash                                  Cash
 Policy   Accumulated   Policy    Surrender      Death        Policy    Surrender    Death        Policy     Surrender      Death
Year (1)  Premiums (2)   Value    Value (3)     Benefit       Value     Value (3)    Benefit      Value      Value (3)      Benefit
--------  ------------   -----    ---------     -------       -----     ---------    -------      -----      ---------      -------
       1       10,159    9,107       9,107      260,500         9,682       9,682     260,500       10,259       10,259      260,500
       2       20,825   18,027      18,027      271,000        19,743      19,743     271,000       21,528       21,528      271,000
       3       32,025   26,757      26,757      281,500        30,187      30,187     281,500       33,899       33,899      281,500
       4       43,785   35,306      35,306      292,000        41,040      41,040     292,000       47,491       47,491      292,000
       5       56,134   43,679      43,679      302,500        52,317      52,317     302,500       62,427       62,427      302,500
       6       69,099   52,109      52,109      313,000        64,275      64,275     313,000       79,088       79,088      313,000
       7       82,713   60,355      60,355      323,500        76,694      76,694     323,500       97,390       97,390      323,500
       8       86,848   58,454      58,454      323,500        79,024      79,024     323,500      106,330      106,330      329,098
       9       91,191   56,570      56,570      323,500        81,430      81,430     323,500      116,139      116,139      348,356
      10       95,750   54,692      54,692      323,500        83,909      83,909     323,500      126,891      126,891      368,951
      15      122,204   46,995      46,995      323,500        99,594      99,594     323,500      201,006      201,006      502,299
      20      155,967   40,041      40,041      323,500       122,205     122,205     323,500      329,953      329,953      714,139
      25      199,058   31,229      31,229      323,500       150,247     150,247     323,500      542,685      542,685    1,028,340
      30      254,054   18,846      18,846      323,500       184,433     184,433     323,500      888,943      888,943    1,491,372
      35      324,244        0(4)        0(4)         0(4)    220,325     220,325     331,853    1,410,459    1,410,459    2,124,429
      40      413,827                                         255,987     255,987     351,219    2,172,758    2,172,758    2,981,066
      45      528,160                                         292,969     292,969     372,967    3,295,521    3,295,521    4,195,393
      50      674,080                                         331,465     331,465     397,083    4,939,504    4,939,504    5,917,348
      55      860,316                                         370,644     370,644     423,845    7,314,831    7,314,831    8,364,772
      60    1,098,006                                         415,661     415,661     452,412   10,860,731   10,860,731   11,820,990
      65    1,401,365                                         489,540     489,540     491,143   16,929,187   16,929,187   16,984,608

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) the Cash Value Accumulation Test is used, (c) no policy loan has been made, (d) no partial withdrawal of the Cash Surrender Value has been made, (e) no premiums have been allocated to the Fixed Account, and (f) the Cash Value Enhancement Rider is used.

(2)      Assumes net interest of 5% compounded annually.

(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 20 Policy Years. Provided the Death Benefit Guarantee Cumulative Premium Test has been and continues to be met, the Death Benefit Guarantee will keep the Policy in force until age 100.

(4)      In the absence of additional premium payments, the Policy will lapse.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 35 (STANDARD)
                   $250,000 FACE AMOUNT DEATH BENEFIT OPTION 3
                   $10,500 ANNUAL PLANNED PREMIUM FOR 7 YEARS
    ASSUMING MAXIMUM CHARGES AND REFLECTING THE CASH VALUE ENHANCEMENT RIDER

                                0% Hypothetical                      6% Hypothetical                       12% Hypothetical
                            Gross Investment Return              Gross Investment Return               Gross Investment Return
                            -----------------------              -----------------------               -----------------------

 End Of                             Cash                                  Cash                                  Cash
 Policy   Accumulated   Policy    Surrender      Death        Policy    Surrender    Death        Policy     Surrender      Death
Year (1)  Premiums (2)   Value    Value (3)     Benefit       Value     Value (3)    Benefit      Value      Value (3)      Benefit
--------  ------------   -----    ---------     -------       -----     ---------    -------      -----      ---------      -------
       1       10,159    9,078       9,078      260,500         9,652       9,652     260,500       10,226       10,226      260,500
       2       20,825   17,451      17,451      271,000        19,144      19,144     271,000       20,906       20,906      271,000
       3       32,025   25,592      25,592      281,500        28,944      28,944     281,500       32,573       32,573      281,500
       4       43,785   33,502      33,502      292,000        39,059      39,059     292,000       45,321       45,321      292,000
       5       56,134   41,176      41,176      302,500        49,495      49,495     302,500       59,250       59,250      302,500
       6       69,099   48,849      48,849      313,000        60,503      60,503     313,000       74,725       74,725      313,000
       7       82,713   56,273      56,273      323,500        71,852      71,852     323,500       91,642       91,642      323,500
       8       86,848   53,518      53,518      323,500        73,022      73,022     323,500       99,010       99,010      323,500
       9       91,191   50,731      50,731      323,500        74,160      74,160     323,500      107,045      107,045      323,500
      10       95,750   47,909      47,909      323,500        75,263      75,263     323,500      115,797      115,797      336,691
      15      122,204   34,533      34,533      323,500        81,816      81,816     323,500      173,804      173,804      434,325
      20      155,967   19,385      19,385      323,500        89,947      89,947     323,500      269,531      269,531      583,364
      25      199,058     0(4)           0(4)         0(4)     94,586      94,586     323,500      414,287      414,287      785,036
      30      254,054                                          91,735      91,735     323,500      630,422      630,422    1,057,653
      35      324,244                                          72,086      72,086     323,500      946,719      946,719    1,425,946
      40      413,827                                          14,263      14,263     323,500    1,401,713    1,401,713    1,923,177
      45      528,160                                               0(4)        0(4)        0(4) 2,037,956    2,037,956    2,594,439
      50      674,080                                                                            2,922,049    2,922,049    3,500,509
      55      860,316                                                                            4,130,789    4,130,789    4,723,706
      60    1,098,006                                                                            5,857,641    5,857,641    6,375,548
      65    1,401,365                                                                            8,564,476    8,564,476    8,592,514

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) the Cash Value Accumulation Test is used, (c) no policy loan has been made, (d) no partial withdrawal of the Cash Surrender Value has been made, (e) no premiums have been allocated to the Fixed Account, and (f) the Cash Value Enhancement Rider is used.

(2)      Assumes net interest of 5% compounded annually.

(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 20 Policy Years. Provided the Death Benefit Guarantee Cumulative Premium Test has been and continues to be met, the Death Benefit Guarantee will keep the Policy in force until age 100.

(4)      In the absence of additional premium payments, the Policy will lapse.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 35 (STANDARD)
                   $512,025 FACE AMOUNT DEATH BENEFIT OPTION 1
                         $100,000 PLANNED SINGLE PREMIUM
  ASSUMING CURRENT CHARGES AND REFLECTING THE CASH VALUE ENHANCEMENT PLUS RIDER

                                0% Hypothetical                      6% Hypothetical                       12% Hypothetical
                            Gross Investment Return              Gross Investment Return               Gross Investment Return
                            -----------------------              -----------------------               -----------------------

 End Of                             Cash                                  Cash                                  Cash
 Policy   Accumulated   Policy    Surrender      Death        Policy    Surrender    Death        Policy     Surrender      Death
Year (1)  Premiums (2)   Value    Value (3)     Benefit       Value     Value (3)    Benefit      Value      Value (3)      Benefit
--------  ------------   -----    ---------     -------       -----     ---------    -------      -----      ---------      -------
       1      105,000   93,654      93,654      512,025        99,362      99,362     512,025      105,070      105,070      512,025
       2      110,250   90,599      90,599      512,025       102,061     102,061     512,025      114,202      114,202      512,025
       3      115,763   87,570      87,570      512,025       104,837     104,837     512,025      124,215      124,215      512,025
       4      121,551   84,579      84,579      512,025       107,707     107,707     512,025      135,210      135,210      512,025
       5      127,628   81,625      81,625      512,025       110,675     110,675     512,025      147,287      147,287      512,025
       6      134,010   78,935      78,935      512,025       113,981     113,981     512,025      160,799      160,799      512,025
       7      140,710   76,260      76,260      512,025       117,387     117,387     512,025      175,633      175,633      512,025
       8      147,746   73,597      73,597      512,025       120,897     120,897     512,025      191,923      191,923      512,025
       9      155,133   70,950      70,950      512,025       124,520     124,520     512,025      209,823      209,823      512,025
      10      162,889   68,308      68,308      512,025       128,252     128,252     512,025      229,488      229,488      512,025
      15      207,893   58,316      58,316      512,025       152,809     152,809     512,025      366,306      366,306      699,645
      20      265,330   48,686      48,686      512,025       188,022     188,022     512,025      606,990      606,990      952,974
      25      338,635   35,872      35,872      512,025       231,582     231,582     512,025    1,011,814    1,011,814    1,355,831
      30      432,194   17,204      17,204      512,025       284,519     284,519     512,025    1,687,373    1,687,373    2,058,595
      35      551,602        0(4)        0(4)         0(4)    339,527     339,527     512,025    2,788,808    2,788,808    3,235,017
      40      703,999                                         398,633     398,633     512,025    4,592,213    4,592,213    4,913,668
      45      898,501                                         479,175     479,175     512,025    7,603,213    7,603,213    7,983,374
      50    1,146,740                                         594,359     594,359     624,077   12,480,149   12,480,149   13,104,156
      55    1,463,563                                         728,229     728,229     764,640   20,220,815   20,220,815   21,231,855
      60    1,867,919                                         898,930     898,930     907,919   32,997,747   32,997,747   33,327,725
      65    2,383,990                                       1,145,021   1,145,021   1,145,021   55,548,812   55,548,812   55,548,812

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) no policy loan has been made, (b) no partial withdrawal of the Cash Surrender Value has been made, (c) no premiums have been allocated to the Fixed Account, and (d) the Cash Value Enhancement Plus Rider is used.

(2)      Assumes net interest of 5% compounded annually.

(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 20 Policy Years. Provided the Death Benefit Guarantee Cumulative Premium Test has been and continues to be met, the Death Benefit Guarantee will keep the Policy in force until age 100.

(4)      In the absence of additional premium payments, the Policy will lapse.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 35 (STANDARD)
                   $512,025 FACE AMOUNT DEATH BENEFIT OPTION 1
                         $100,000 PLANNED SINGLE PREMIUM
  ASSUMING MAXIMUM CHARGES AND REFLECTING THE CASH VALUE ENHANCEMENT PLUS RIDER

                                0% Hypothetical                      6% Hypothetical                       12% Hypothetical
                            Gross Investment Return              Gross Investment Return               Gross Investment Return
                            -----------------------              -----------------------               -----------------------

 End Of                             Cash                                  Cash                                 Cash
 Policy   Accumulated   Policy    Surrender      Death        Policy    Surrender    Death         Policy    Surrender      Death
Year (1)  Premiums (2)   Value    Value (3)     Benefit       Value     Value (3)    Benefit       Value     Value (3)      Benefit
--------  ------------   -----    ---------     -------       -----     ---------    -------       -----     ---------      -------
       1      105,000   93,371      93,371      512,025        99,062      99,062     512,025       104,753     104,753      512,025
       2      110,250   89,227      89,227      512,025       100,611     100,611     512,025       112,671     112,671      512,025
       3      115,763   85,100      85,100      512,025       102,154     102,154     512,025       121,305     121,305      512,025
       4      121,551   80,978      80,978      512,025       103,683     103,683     512,025       130,719     130,719      512,025
       5      127,628   76,847      76,847      512,025       105,185     105,185     512,025       140,984     140,984      512,025
       6      134,010   72,934      72,934      512,025       106,897     106,897     512,025       152,432     152,432      512,025
       7      140,710   68,980      68,980      512,025       108,567     108,567     512,025       164,920     164,920      512,025
       8      147,746   64,981      64,981      512,025       110,194     110,194     512,025       178,559     178,559      512,025
       9      155,133   60,920      60,920      512,025       111,760     111,760     512,025       193,457     193,457      512,025
      10      162,889   56,789      56,789      512,025       113,259     113,259     512,025       209,748     209,748      512,025
      15      207,893   37,848      37,848      512,025       123,051     123,051     512,025       321,265     321,265      613,615
      20      265,330   15,128      15,128      512,025       134,812     134,812     512,025       511,989     511,989      803,823
      25      338,635        0(4)        0(4)         0(4)    140,504     140,504     512,025       818,600     818,600    1,096,924
      30      432,194                                         133,393     133,393     512,025     1,311,151   1,311,151    1,599,604
      35      551,602                                          97,818      97,818     512,025     2,095,931   2,095,931    2,431,280
      40      703,999                                               0(4)        0(4)        0(4)  3,356,976   3,356,976    3,591,964
      45      898,501                                                                             5,411,481   5,411,481    5,682,055
      50    1,146,740                                                                             8,635,249   8,635,249    9,067,011
      55    1,463,563                                                                            13,570,576  13,570,576   14,249,105
      60    1,867,919                                                                            21,506,967  21,506,967   21,722,036
      65    2,383,990                                                                            35,354,891  35,354,891   35,354,891

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) no policy loan has been made, (b) no partial withdrawal of the Cash Surrender Value has been made, (c) no premiums have been allocated to the Fixed Account, and (d) the Cash Value Enhancement Plus Rider is used.

(2)      Assumes net interest of 5% compounded annually.

(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 20 Policy Years. Provided the Death Benefit Guarantee Cumulative Premium Test has been and continues to be met, the Death Benefit Guarantee will keep the Policy in force until age 100.

(4)      In the absence of additional premium payments, the Policy will lapse.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

APPENDIX A - SAMPLE ILLUSTRATIONS OF POLICY VALUES, CASH SURRENDER VALUES AND DEATH BENEFITS

The following tables have been prepared to help show how values under the Policy change with investment performance. The tables include both Policy Values and Cash Surrender Values as well as Death Benefits. The Policy Value is the sum of the values in the Investment Accounts, as the tables assume no values in the Fixed Account or Loan Account. The Cash Surrender Value is the Policy Value less any applicable surrender charges. The tables illustrate how Policy Values and Cash Surrender Values, which reflect all applicable charges and deductions, and Death Benefits of the Policy on an insured of given age would vary over time if the return on the assets of the Portfolios was a uniform, gross, after-tax, annual rate of 0%, 6% or 12%. The Policy Values, Death Benefits and Cash Surrender Values would be different from those shown if the returns averaged 0%, 6% or 12%, but fluctuated over and under those averages throughout the years. The charges reflected in the tables include those for deductions from premiums, surrender charges, and monthly deductions.

The amounts shown for the Policy Value, Death Benefit and Cash Surrender Value as of each Policy Year reflect the fact that the net investment return on the assets held in the sub-accounts is lower than the gross, after-tax return. This is because the expenses and fees borne by Manufacturers Investment Trust are deducted from the gross return. The illustrations reflect an average of those Portfolios' current expenses (excluding those of the Equity Index Trust), which is approximately 0.863% per annum. The gross annual rates of return of 0%, 6% and 12% correspond to approximate net annual rates of return of - 0.863%, 5.137% and 11.137%. The illustrations reflect the current expense reimbursements in effect for the Lifestyle Trusts and the Index Trusts. In the absence of such expense reimbursements, the average of the Portfolio's current expenses would have been 1.857% per annum and the gross annual rates of return of 0%, 6% and 12% would have corresponded to approximate net annual rates of return of - 1.857%, 4.143% and 10.143%. The expense reimbursements for the Lifestyle Trusts and the Index Trusts are expected to remain in effect during the fiscal year ended December 31, 2002. Were the expense reimbursements to terminate, the average of the Portfolios' current expenses would be higher and the approximate net annual rates of return would be lower.

The tables assume that no premiums have been allocated to the Fixed Account, that planned premiums are paid on the Policy Anniversary and that no transfers, partial withdrawals, Policy loans, changes in death benefit options or changes in face amount have been made. The tables reflect the fact that no charges for federal, state or local taxes are currently made against the Separate Account. If such a charge is made in the future, it would take a higher gross rate of return to produce after-tax returns of 0%, 6% and 12% than it does now.

There are two tables shown for each combination of age and death benefit option for a Policy issued to a male non-smoker (assuming no optional riders are elected):

- one based on current cost of insurance charges assessed by the Company and reflecting a 20 year no lapse guarantee

- one based on the maximum cost of insurance charges based on the 1980 Commissioners Smoker Distinct Mortality Tables and reflecting a 20 year no lapse guarantee.

In addition there is one table shown for death benefit option 3 issued to a male non-smoker (assuming the Cash Value Enhancement Rider is elected) and one table shown for death benefit option 1 issued to a male non-smoker (assuming the Cash Value Enhancement Plus Rider is elected).

Current cost of insurance charges are not guaranteed and may be changed. Upon request, Manufacturers Life of America will furnish a comparable illustration based on the proposed life insured's issue age, sex (unless unisex rates are required by law, or are requested) and risk classes, any additional ratings and the death benefit option, face amount and planned premium requested. Illustrations for smokers would show less favorable results than the illustrations shown below.

From time to time, in advertisements or sales literature for the Policies that quote performance data of one or more of the Portfolios, the Company may include Cash Surrender Values and Death Benefit figures computed using the same methodology as that used in the following illustrations, but with the average annual total return of the Portfolio for which performance data is shown in the advertisement replacing the hypothetical rates of return shown in the following tables. This information may be shown in the form of graphs, charts, tables and examples.

 The Policies have been offered to the public only since approximately July, 2002. However, total return data may be advertised for as long a period of time as the underlying Portfolio has been in existence. The results for any period prior to the Policies' being offered would be calculated as if the Policies had been offered during that period of time, with all charges assumed to be those applicable to the Policies.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 35 (STANDARD)
                   $500,000 FACE AMOUNT DEATH BENEFIT OPTION 1
                          $7,382 ANNUAL PLANNED PREMIUM
  ASSUMING CURRENT CHARGES AND NOT REFLECTING ANY CASH VALUE ENHANCEMENT RIDERS

                                0% Hypothetical                      6% Hypothetical                       12% Hypothetical
                            Gross Investment Return              Gross Investment Return               Gross Investment Return
                            -----------------------              -----------------------               -----------------------

 End Of                             Cash                                  Cash                                 Cash
 Policy   Accumulated   Policy    Surrender      Death        Policy    Surrender    Death         Policy    Surrender      Death
Year (1)  Premiums (2)   Value    Value (3)     Benefit       Value     Value (3)    Benefit       Value     Value (3)      Benefit
--------  ------------   -----    ---------     -------       -----     ---------    -------       -----     ---------      -------
       1        7,353    5,527           0      500,000         5,896          0      500,000        6,267            0      500,000
       2       15,074   10,987       2,895      500,000        12,076      3,984      500,000       13,211        5,119      500,000
       3       23,181   16,365       8,912      500,000        18,537     11,084      500,000       20,892       13,439      500,000
       4       31,693   21,675      14,870      500,000        25,309     18,504      500,000       29,407       22,602      500,000
       5       40,631   26,922      20,680      500,000        32,411     26,169      500,000       38,854       32,612      500,000
       6       50,015   32,332      26,729      500,000        40,095     34,492      500,000       49,578       43,975      500,000
       7       59,869   37,660      32,704      500,000        48,139     43,183      500,000       61,463       56,508      500,000
       8       70,216   42,905      38,512      500,000        56,561     52,168      500,000       74,640       70,247      500,000
       9       81,080   48,075      44,321      500,000        65,388     61,635      500,000       89,262       85,508      500,000
      10       92,487   53,158      50,052      500,000        74,630     71,525      500,000      105,480      102,374      500,000
      15      158,670   81,477      81,423      500,000       132,987    132,933      500,000      223,933      223,879      500,000
      20      243,139  106,723     106,723      500,000       206,704    206,704      500,000      424,734      424,734      666,833
      25      350,945  128,794     128,794      500,000       302,041    302,041      500,000      767,539      767,539    1,028,502
      30      488,535  145,920     145,920      500,000       426,072    426,072      519,808    1,348,763    1,348,763    1,645,491
      35      664,139  138,761     138,761      500,000       581,583    581,583      674,636    2,312,809    2,312,809    2,682,859
      40      888,259   90,538      90,538      500,000       776,649    776,649      831,015    3,917,324    3,917,324    4,191,537
      45    1,174,299        0(4)        0(4)    500,00(4)  1,029,334  1,029,334    1,080,801    6,637,674    6,637,674    6,969,558
      50    1,539,367        0(4)        0(4)    500,00(4)  1,339,834  1,339,834    1,406,826   11,117,374   11,117,374   11,673,243
      55    2,005,297        0(4)        0(4)    500,00(4)  1,709,949  1,709,949    1,795,447   18,348,275   18,348,275   19,265,689
      60    2,599,954        0(4)        0(4)    500,00(4)  2,187,204  2,187,204    2,209,076   30,468,624   30,468,624   30,773,310
      65    3,358,904        0(4)        0(4)    500,00(4)  2,874,119  2,874,119    2,874,119   52,159,973   52,159,973   52,159,973


(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Fixed Account.

(2)      Assumes net interest of 5% compounded annually.

(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 20 Policy Years. Provided the Death Benefit Guarantee Cumulative Premium Test has been and continues to be met, the Death Benefit Guarantee will keep the Policy in force until age 100.

(4) In the absence of additional premium payments, the Policy will lapse, unless the Death Benefit Guarantee is in effect.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 35 (STANDARD)
                   $500,000 FACE AMOUNT DEATH BENEFIT OPTION 1
                          $7,382 ANNUAL PLANNED PREMIUM
  ASSUMING MAXIMUM CHARGES AND NOT REFLECTING ANY CASH VALUE ENHANCEMENT RIDERS

                                0% Hypothetical                      6% Hypothetical                       12% Hypothetical
                            Gross Investment Return              Gross Investment Return               Gross Investment Return
                            -----------------------              -----------------------               -----------------------

 End Of                             Cash                                  Cash                                 Cash
 Policy   Accumulated   Policy    Surrender      Death        Policy    Surrender    Death         Policy    Surrender      Death
Year (1)  Premiums (2)   Value    Value (3)     Benefit       Value     Value (3)    Benefit       Value     Value (3)      Benefit
--------  ------------   -----    ---------     -------       -----     ---------    -------       -----     ---------      -------
       1        7,353    5,509           0      500,000         5,877          0      500,000        6,246            0      500,000
       2       15,074    9,975       1,882      500,000        11,028      2,936      500,000       12,128        4,036      500,000
       3       23,181   14,322       6,870      500,000        16,361      8,909      500,000       18,580       11,127      500,000
       4       31,693   18,543      11,738      500,000        21,877     15,072      500,000       25,655       18,850      500,000
       5       40,631   22,628      16,385      500,000        27,571     21,329      500,000       33,411       27,168      500,000
       6       50,015   26,807      21,204      500,000        33,694     28,091      500,000       42,172       36,569      500,000
       7       59,869   30,824      25,869      500,000        40,004     35,049      500,000       51,780       46,825      500,000
       8       70,216   34,684      30,291      500,000        46,515     42,122      500,000       62,336       57,943      500,000
       9       81,080   38,371      34,617      500,000        53,222     49,469      500,000       73,934       70,181      500,000
      10       92,487   41,884      38,778      500,000        60,135     57,029      500,000       86,693       83,587      500,000
      15      158,670   60,683      60,629      500,000       102,797    102,743      500,000      178,716      178,662      500,000
      20      243,139   73,206      73,206      500,000       152,624    152,624      500,000      332,188      332,188      521,535
      25      350,945   76,108      76,108      500,000       210,145    210,145      500,000      586,493      586,493      785,900
      30      488,535   64,435      64,435      500,000       277,680    277,680      500,000    1,001,409    1,001,409    1,221,719
      35      664,139   26,579      26,579      500,000       360,039    360,039      500,000    1,673,387    1,673,387    1,941,129
      40      888,259        0(4)        0(4)   500,000(4)    472,702    472,702      505,791    2,770,212    2,770,212    2,964,127
      45    1,174,299        0(4)        0(4)   500,000(4)    625,375    625,375      656,644    4,584,327    4,584,327    4,813,543
      50    1,539,367        0(4)        0(4)   500,000(4)    806,701    806,701      847,036    7,479,322    7,479,322    7,853,288
      55    2,005,297        0(4)        0(4)   500,000(4)  1,014,011  1,014,011    1,064,711   11,988,506   11,988,506   12,587,932
      60    2,599,954        0(4)        0(4)   500,000(4)  1,275,558  1,275,558    1,288,314   19,350,535   19,350,535   19,544,040
      65    3,358,904        0(4)        0(4)   500,000(4)  1,653,340  1,653,340    1,653,340   32,366,611   32,366,611   32,366,611

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Fixed Account.

(2)      Assumes net interest of 5% compounded annually.

(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 20 Policy Years. Provided the Death Benefit Guarantee Cumulative Premium Test has been and continues to be met, the Death Benefit Guarantee will keep the Policy in force until age 100.

(4) In the absence of additional premium payments, the Policy will lapse, unless the Death Benefit Guarantee is in effect.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 35 (STANDARD)
                   $500,000 FACE AMOUNT DEATH BENEFIT OPTION 2
                         $21,266 ANNUAL PLANNED PREMIUM
  ASSUMING CURRENT CHARGES AND NOT REFLECTING ANY CASH VALUE ENHANCEMENT RIDERS

                                0% Hypothetical                      6% Hypothetical                       12% Hypothetical
                            Gross Investment Return              Gross Investment Return               Gross Investment Return
                            -----------------------              -----------------------               -----------------------

 End Of                             Cash                                  Cash                                 Cash
 Policy   Accumulated   Policy    Surrender      Death        Policy    Surrender    Death         Policy    Surrender      Death
Year (1)  Premiums (2)   Value    Value (3)     Benefit       Value     Value (3)    Benefit       Value     Value (3)      Benefit
--------  ------------   -----    ---------     -------       -----     ---------    -------       -----     ---------      -------
       1       22,566   18,556       9,965      518,556        19,705      11,114     519,705       20,856       12,265      520,856
       2       46,259   36,930      28,898      536,930        40,401      32,369     540,401       44,011       35,979      544,011
       3       71,138   55,109      47,711      555,109        62,121      54,724     562,121       69,706       62,308      569,706
       4       97,260   73,106      66,351      573,106        84,933      78,178     584,933       98,236       91,481      598,236
       5      124,689   90,928      84,731      590,928       108,894     102,697     608,894      129,922      123,726      629,922
       6      153,489  108,799     103,237      608,799       134,297     128,735     634,297      165,354      159,792      665,354
       7      183,729  126,474     121,555      626,474       160,961     156,042     660,961      204,687      199,768      704,687
       8      215,481  143,954     139,594      643,954       188,952     184,591     688,952      248,355      243,995      748,355
       9      248,820  161,246     157,520      661,246       218,340     214,615     718,340      296,846      293,121      796,846
      10      283,827  178,337     175,254      678,337       249,187     246,104     749,187      350,684      347,601      850,684
      15      486,932  265,744     265,690      765,744       434,304     434,250     934,304      731,198      731,145    1,396,589
      20      746,151  347,085     347,085      847,085       669,930     669,930   1,169,930    1,372,405    1,372,405    2,154,675
      25    1,076,988  423,153     423,153      923,153       973,732     973,732   1,473,732    2,466,562    2,466,562    3,305,193
      30    1,499,229  490,228     490,228      990,228     1,360,074   1,360,074   1,860,074    4,321,700    4,321,700    5,272,474
      35    2,038,127  520,949     520,949    1,020,949     1,822,727   1,822,727   2,322,727    7,398,543    7,398,543    8,582,310
      40    2,725,913  500,263     500,263    1,000,263     2,363,089   2,363,089   2,863,089   12,519,398   12,519,398   13,395,756
      45    3,603,722  419,560     419,560      919,560     2,993,237   2,993,237   3,493,237   21,201,596   21,201,596   22,261,676
      50    4,724,053  255,906     255,906      755,906     3,711,117   3,711,117   4,211,117   35,498,714   35,498,714   37,273,650
      55    6,153,910        0(4)        0(4)   500,000(4)  4,493,186   4,493,186   4,993,186   58,576,116   58,576,116   61,504,921
      60    7,978,811        0(4)        0(4)   500,000(4)  5,322,891   5,322,891   5,822,891   97,258,281   97,258,281   98,230,864
      65   10,307,898        0(4)        0(4)   500,000(4)  6,108,845   6,108,845   6,608,845  165,442,392  165,442,392  165,942,392

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Fixed Account.

(2)      Assumes net interest of 5% compounded annually.

(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 20 Policy Years. Provided the Death Benefit Guarantee Cumulative Premium Test has been and continues to be met, the Death Benefit Guarantee will keep the Policy in force until age 100.

(4) In the absence of additional premium payments, the Policy will lapse, unless the Death Benefit Guarantee is in effect.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 35 (STANDARD)
                   $500,000 FACE AMOUNT DEATH BENEFIT OPTION 2
                         $21,266 ANNUAL PLANNED PREMIUM
  ASSUMING MAXIMUM CHARGES AND NOT REFLECTING ANY CASH VALUE ENHANCEMENT RIDERS

                                0% Hypothetical                      6% Hypothetical                       12% Hypothetical
                            Gross Investment Return              Gross Investment Return               Gross Investment Return
                            -----------------------              -----------------------               -----------------------

 End Of                             Cash                                  Cash                                 Cash
 Policy   Accumulated   Policy    Surrender      Death        Policy    Surrender    Death         Policy    Surrender      Death
Year (1)  Premiums (2)   Value    Value (3)     Benefit       Value     Value (3)    Benefit       Value     Value (3)      Benefit
--------  ------------   -----    ---------     -------       -----     ---------    -------       -----     ---------      -------
       1       22,566   18,499       9,908      518,499        19,645      11,054     519,645       20,791       12,200      520,791
       2       46,259   35,781      27,749      535,781        39,203      31,170     539,203       42,763       34,731      542,763
       3       71,138   52,784      45,386      552,784        59,622      52,224     559,622       67,024       59,627      567,024
       4       97,260   69,500      62,745      569,500        80,934      74,179     580,934       93,812       87,057      593,812
       5      124,689   85,918      79,722      585,918       103,165      96,969     603,165      123,382      117,186      623,382
       6      153,489  102,271      96,709      602,271       126,598     121,036     626,598      156,280      150,719      656,280
       7      183,729  118,299     113,380      618,299       151,022     146,103     651,022      192,590      187,671      692,590
       8      215,481  134,008     129,648      634,008       176,486     172,125     676,486      232,680      228,320      732,680
       9      248,820  149,381     145,656      649,381       203,018     199,293     703,018      276,938      273,213      776,938
      10      283,827  164,417     161,334      664,417       230,667     227,584     730,667      325,809      322,726      825,809
      15      486,932  238,509     238,455      738,509       392,189     392,136     892,189      663,479      663,425    1,267,244
      20      746,151  301,845     301,845      801,845       589,066     589,066   1,089,066    1,212,357    1,212,357    1,903,401
      25    1,076,988  350,654     350,654      850,654       825,605     825,605   1,325,605    2,108,129    2,108,129    2,824,893
      30    1,499,229  380,077     380,077      880,077     1,105,835   1,105,835   1,605,835    3,569,708    3,569,708    4,355,044
      35    2,038,127  380,626     380,626      880,626     1,429,113   1,429,113   1,929,113    5,936,687    5,936,687    6,886,556
      40    2,725,913  338,299     338,299      838,299     1,789,024   1,789,024   2,289,024    9,800,206    9,800,206   10,486,220
      45    3,603,722  227,778     227,778      727,778     2,163,026   2,163,026   2,663,026   16,190,607   16,190,607   17,000,137
      50    4,724,053   23,874      23,874      523,874     2,521,582   2,521,582   3,021,582   26,388,105   26,388,105   27,707,510
      55    6,153,910        0(4)        0(4)   500,000(4)  2,803,120   2,803,120   3,303,120   42,270,742   42,270,742   44,384,279
      60    7,978,811        0(4)        0(4)   500,000(4)  2,945,880   2,945,880   3,445,880   68,202,221   68,202,221   68,884,243
      65   10,307,898        0(4)        0(4)   500,000(4)  2,277,771   2,277,771   2,777,771  112,289,320  112,289,320  112,789,320

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Fixed Account.

(2)      Assumes net interest of 5% compounded annually.

(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 20 Policy Years. Provided the Death Benefit Guarantee Cumulative Premium Test has been and continues to be met, the Death Benefit Guarantee will keep the Policy in force until age 100.

(4) In the absence of additional premium payments, the Policy will lapse, unless the Death Benefit Guarantee is in effect.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 35 (STANDARD)
                   $500,000 FACE AMOUNT DEATH BENEFIT OPTION 3
                   $21,000 ANNUAL PLANNED PREMIUM FOR 7 YEARS
    ASSUMING CURRENT CHARGES AND REFLECTING THE CASH VALUE ENHANCEMENT RIDER

                                0% Hypothetical                      6% Hypothetical                       12% Hypothetical
                            Gross Investment Return              Gross Investment Return               Gross Investment Return
                            -----------------------              -----------------------               -----------------------

 End Of                             Cash                                  Cash                                 Cash
 Policy   Accumulated   Policy    Surrender      Death        Policy    Surrender    Death         Policy    Surrender      Death
Year (1)  Premiums (2)   Value    Value (3)     Benefit       Value     Value (3)    Benefit       Value     Value (3)      Benefit
--------  ------------   -----    ---------     -------       -----     ---------    -------       -----     ---------      -------
       1       20,304   18,703      18,703      521,000        19,870      19,870     521,000       21,038       21,038      521,000
       2       41,623   37,039      37,039      542,000        40,531      40,531     542,000       44,164       44,164      542,000
       3       64,008   54,997      54,997      563,000        61,999      61,999     563,000       69,571       69,571      563,000
       4       87,512   72,597      72,597      584,000        84,320      84,320     584,000       97,504       97,504      584,000
       5      112,192   89,849      89,849      605,000       107,534     107,534     605,000      128,220      128,220      605,000
       6      138,105  106,982     106,982      626,000       131,908     131,908     626,000      162,241      162,241      626,000
       7      165,314  123,753     123,753      647,000       157,239     157,239     647,000      199,641      199,641      647,000
       8      173,580  120,225     120,225      647,000       162,417     162,417     647,000      218,403      218,403      675,970
       9      182,259  116,720     116,720      647,000       167,773     167,773     647,000      238,996      238,996      716,864
      10      191,372  113,223     113,223      647,000       173,303     173,303     647,000      261,587      261,587      760,591
      15      244,244   99,042      99,042      647,000       208,020     208,020     647,000      417,406      417,406    1,043,069
      20      311,724   86,434      86,434      647,000       258,050     258,050     647,000      689,172      689,172    1,491,622
      25      397,848   70,092      70,092      647,000       320,786     320,786     647,000    1,139,030    1,139,030    2,158,359
      30      507,766   46,604      46,604      647,000       398,340     398,340     668,292    1,873,779    1,873,779    3,143,623
      35      648,053        0(4)        0(4)         0(4)    479,692     479,692     722,510    2,984,766    2,984,766    4,495,646
      40      827,098                                         560,854     560,854     769,503    4,615,070    4,615,070    6,331,965
      45    1,055,610                                         645,705     645,705     822,021    7,025,114    7,025,114    8,943,387
      50    1,347,255                                         734,698     734,698     880,141   10,566,719   10,566,719   12,658,549
      55    1,719,477                                         826,018     826,018     944,581   15,702,396   15,702,396   17,956,252
      60    2,194,536                                         931,214     931,214   1,013,548   23,394,318   23,394,318   25,462,742
      65    2,800,846                                       1,102,269   1,102,269   1,105,878   36,590,350   36,590,350   36,710,137

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) the Cash Value Accumulation Test is used, (c) no policy loan has been made, (d) no partial withdrawal of the Cash Surrender Value has been made, (e) no premiums have been allocated to the Fixed Account, and (f) the Cash Value Enhancement Rider is used.

(2)      Assumes net interest of 5% compounded annually.

(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 20 Policy Years. Provided the Death Benefit Guarantee Cumulative Premium Test has been and continues to be met, the Death Benefit Guarantee will keep the Policy in force until age 100.

(4)      In the absence of additional premium payments, the Policy will lapse.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 35 (STANDARD)
                   $500,000 FACE AMOUNT DEATH BENEFIT OPTION 3
                   $21,000 ANNUAL PLANNED PREMIUM FOR 7 YEARS
    ASSUMING MAXIMUM CHARGES AND REFLECTING THE CASH VALUE ENHANCEMENT RIDER

                                0% Hypothetical                      6% Hypothetical                       12% Hypothetical
                            Gross Investment Return              Gross Investment Return               Gross Investment Return
                            -----------------------              -----------------------               -----------------------

 End Of                             Cash                                  Cash                                 Cash
 Policy   Accumulated   Policy    Surrender      Death        Policy    Surrender    Death         Policy    Surrender      Death
Year (1)  Premiums (2)   Value    Value (3)     Benefit       Value     Value (3)    Benefit       Value     Value (3)      Benefit
--------  ------------   -----    ---------     -------       -----     ---------    -------       -----     ---------      -------
       1       20,304   18,645      18,645      521,000        19,809     19,809      521,000       20,973       20,973      521,000
       2       41,623   35,884      35,884      542,000        39,331     39,331      542,000       42,919       42,919      542,000
       3       64,008   52,664      52,664      563,000        59,507     59,507      563,000       66,914       66,914      563,000
       4       87,512   68,982      68,982      584,000        80,351     80,351      584,000       93,154       93,154      584,000
       5      112,192   84,831      84,831      605,000       101,875    101,875      605,000      121,849      121,849      605,000
       6      138,105  100,444     100,444      626,000       124,342    124,342      626,000      153,492      153,492      626,000
       7      165,314  115,565     115,565      647,000       147,527    147,527      647,000      188,109      188,109      647,000
       8      173,580  110,321     110,321      647,000       150,374    150,374      647,000      203,720      203,720      647,000
       9      182,259  105,005     105,005      647,000       153,183    153,183      647,000      220,755      220,755      662,149
      10      191,372   99,611      99,611      647,000       155,948    155,948      647,000      239,257      239,257      695,665
      15      244,244   74,015      74,015      647,000       172,298    172,298      647,000      361,919      361,919      904,410
      20      311,724   44,953      44,953      647,000       193,246    193,246      647,000      564,790      564,790    1,222,413
      25      397,848    2,925       2,925      647,000       209,098    209,098      647,000      872,698      872,698    1,653,683
      30      507,766        0(4)        0(4)         0(4)    213,123    213,123      647,000    1,334,117    1,334,117    2,238,237
      35      648,053                                         189,568    189,568      647,000    2,011,880    2,011,880    3,030,288
      40      827,098                                         102,780    102,780      647,000    2,990,475    2,990,475    4,102,989
      45    1,055,610                                               0(4 )      0(4)         0(4) 4,364,147    4,364,147    5,555,818
      50    1,347,255                                                                            6,280,076    6,280,076    7,523,305
      55    1,719,477                                                                            8,909,422    8,909,422   10,188,243
      60    2,194,536                                                                           12,678,118   12,678,118   13,799,063
      65    2,800,846                                                                           18,600,779   18,600,779   18,661,674

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) the Cash Value Accumulation Test is used, (c) no policy loan has been made, (d) no partial withdrawal of the Cash Surrender Value has been made, (e) no premiums have been allocated to the Fixed Account, and (f) the Cash Value Enhancement Rider is used.

(2)      Assumes net interest of 5% compounded annually.

(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 20 Policy Years. Provided the Death Benefit Guarantee Cumulative Premium Test has been and continues to be met, the Death Benefit Guarantee will keep the Policy in force until age 100.

(4)      In the absence of additional premium payments, the Policy will lapse.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 35 (STANDARD)
                   $512,025 FACE AMOUNT DEATH BENEFIT OPTION 1
                         $100,000 PLANNED SINGLE PREMIUM
  ASSUMING CURRENT CHARGES AND REFLECTING THE CASH VALUE ENHANCEMENT PLUS RIDER

                                0% Hypothetical                      6% Hypothetical                       12% Hypothetical
                            Gross Investment Return              Gross Investment Return               Gross Investment Return
                            -----------------------              -----------------------               -----------------------

 End Of                             Cash                                  Cash                                 Cash
 Policy   Accumulated   Policy    Surrender      Death        Policy    Surrender    Death         Policy    Surrender      Death
Year (1)  Premiums (2)   Value    Value (3)     Benefit       Value     Value (3)    Benefit       Value     Value (3)      Benefit
--------  ------------   -----    ---------     -------       -----     ---------    -------       -----     ---------      -------
       1      105,000   93,725      93,725      512,025        99,433      99,433     512,025      105,141      105,141      512,025
       2      110,250   90,737      90,737      512,025       102,207     102,207     512,025      114,358      114,358      512,025
       3      115,763   87,772      87,772      512,025       105,065     105,065     512,025      124,470      124,470      512,025
       4      121,551   84,841      84,841      512,025       108,021     108,021     512,025      135,581      135,581      512,025
       5      127,628   81,945      81,945      512,025       111,081     111,081     512,025      147,795      147,795      512,025
       6      134,010   79,309      79,309      512,025       114,485     114,485     512,025      161,466      161,466      512,025
       7      140,710   76,685      76,685      512,025       117,995     117,995     512,025      176,486      176,486      512,025
       8      147,746   74,070      74,070      512,025       121,617     121,617     512,025      192,993      192,993      512,025
       9      155,133   71,469      71,469      512,025       125,360     125,360     512,025      211,142      211,142      512,025
      10      162,889   68,869      68,869      512,025       129,218     129,218     512,025      231,095      231,095      513,031
      15      207,893   59,061      59,061      512,025       154,553     154,553     512,025      370,127      370,127      706,943
      20      265,330   49,600      49,600      512,025       190,954     190,954     512,025      615,403      615,403      966,182
      25      338,635   36,920      36,920      512,025       236,257     236,257     512,025    1,029,312    1,029,312    1,379,278
      30      432,194   18,338      18,338      512,025       291,753     291,753     512,025    1,722,357    1,722,357    2,101,275
      35      551,602        0(4)        0(4)         0(4)    351,118     351,118     512,025    2,856,236    2,856,236    3,313,233
      40      703,999                                         418,501     418,501     512,025    4,719,101    4,719,101    5,049,438
      45      898,501                                         515,238     515,238     541,000    7,839,619    7,839,619    8,231,600
      50    1,146,740                                         641,678     641,678     673,762   12,911,520   12,911,520   13,557,096
      55    1,463,563                                         789,109     789,109     828,565   20,990,147   20,990,147   22,039,654
      60    1,867,919                                         977,660     977,660     987,436   34,368,452   34,368,452   34,712,137
      65    2,383,990                                       1,249,854   1,249,854   1,249,854   58,050,913   58,050,913   58,050,913

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) no policy loan has been made, (b) no partial withdrawal of the Cash Surrender Value has been made, (c) no premiums have been allocated to the Fixed Account, and (d) the Cash Value Enhancement Plus Rider is used.

(2)      Assumes net interest of 5% compounded annually.

(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 20 Policy Years. Provided the Death Benefit Guarantee Cumulative Premium Test has been and continues to be met, the Death Benefit Guarantee will keep the Policy in force until age 100.

(4)      In the absence of additional premium payments, the Policy will lapse.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 35 (STANDARD)
                   $512,025 FACE AMOUNT DEATH BENEFIT OPTION 1
                         $100,000 PLANNED SINGLE PREMIUM
  ASSUMING MAXIMUM CHARGES AND REFLECTING THE CASH VALUE ENHANCEMENT PLUS RIDER

                                0% Hypothetical                      6% Hypothetical                       12% Hypothetical
                            Gross Investment Return              Gross Investment Return               Gross Investment Return
                            -----------------------              -----------------------               -----------------------

 End Of                             Cash                                  Cash                                 Cash
 Policy   Accumulated   Policy    Surrender      Death        Policy    Surrender    Death          Policy   Surrender      Death
Year (1)  Premiums (2)   Value    Value (3)     Benefit       Value     Value (3)    Benefit        Value    Value (3)      Benefit
--------  ------------   -----    ---------     -------       -----     ---------    -------        -----    ---------      -------
       1      105,000   93,442      93,442      512,025        99,132      99,132     512,025       104,824     104,824      512,025
       2      110,250   89,365      89,365      512,025       100,756     100,756     512,025       112,826     112,826      512,025
       3      115,763   85,299      85,299      512,025       102,379     102,379     512,025       121,557     121,557      512,025
       4      121,551   81,235      81,235      512,025       103,991     103,991     512,025       131,085     131,085      512,025
       5      127,628   77,158      77,158      512,025       105,581     105,581     512,025       141,481     141,481      512,025
       6      134,010   73,296      73,296      512,025       107,387     107,387     512,025       153,083     153,083      512,025
       7      140,710   69,387      69,387      512,025       109,155     109,155     512,025       165,748     165,748      512,025
       8      147,746   65,431      65,431      512,025       110,885     110,885     512,025       179,591     179,591      512,025
       9      155,133   61,409      61,409      512,025       112,560     112,560     512,025       194,725     194,725      512,025
      10      162,889   57,314      57,314      512,025       114,175     114,175     512,025       211,286     211,286      512,025
      15      207,893   38,503      38,503      512,025       124,650     124,650     512,025       324,777     324,777      620,324
      20      265,330   15,863      15,863      512,025       137,416     137,416     512,025       519,346     519,346      815,374
      25      338,635        0(4)        0(4)         0(4)    144,537     144,537     512,025       833,180     833,180    1,116,461
      30      432,194                                         139,527     139,527     512,025     1,339,022   1,339,022    1,633,607
      35      551,602                                         107,270     107,270     512,025     2,147,718   2,147,718    2,491,352
      40      703,999                                          12,972      12,972     512,025     3,451,529   3,451,529    3,693,136
      45      898,501                                               0(4)        0(4)        0(4)  5,582,660   5,582,660    5,861,793
      50    1,146,740                                                                             8,938,413   8,938,413    9,385,334
      55    1,463,563                                                                            14,094,305  14,094,305   14,799,020
      60    1,867,919                                                                            22,412,165  22,412,165   22,636,287
      65    2,383,990                                                                            36,966,900  36,966,900   36,966,900

(1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) no policy loan has been made, (b) no partial withdrawal of the Cash Surrender Value has been made, (c) no premiums have been allocated to the Fixed Account, and (d) the Cash Value Enhancement Plus Rider is used.

(2)      Assumes net interest of 5% compounded annually.

(3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 20 Policy Years. Provided the Death Benefit Guarantee Cumulative Premium Test has been and continues to be met, the Death Benefit Guarantee will keep the Policy in force until age 100.

(4)      In the absence of additional premium payments, the Policy will lapse.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                             THE MANUFACTURERS LIFE

                                INSURANCE COMPANY

                                     (U.S.A.)

                              AUDITED CONSOLIDATED

                              FINANCIAL STATEMENTS

                                   YEARS ENDED

                        DECEMBER 31, 2001, 2000 AND 1999

                           [MANULIFE FINANCIAL LOGO]

                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

                    AUDITED CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

                                    CONTENTS

REPORT OF INDEPENDENT AUDITORS...............................................1


AUDITED CONSOLIDATED FINANCIAL STATEMENTS

     CONSOLIDATED BALANCE SHEETS.............................................2

     CONSOLIDATED STATEMENTS OF INCOME.......................................3

     CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS...............4

     CONSOLIDATED STATEMENTS OF CASH FLOWS...................................5

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS..............................6

                         REPORT OF INDEPENDENT AUDITORS

THE BOARD OF DIRECTORS
THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

We have audited the accompanying consolidated balance sheets of The Manufacturers Life Insurance Company (U.S.A.) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in capital and surplus, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Manufacturers Life Insurance Company (U.S.A.) and subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the financial statements, in 2001, the Company changed its accounting for certain investments.

                                                           /s/ ERNST & YOUNG LLP

Philadelphia, Pennsylvania
March 22, 2002

THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

CONSOLIDATED BALANCE SHEETS

As at December 31 ($ millions)
ASSETS                                                                                 2001                      2000
----------------------------------------------------------------------------------------------------------------------
INVESTMENTS:
Securities available-for-sale, at fair value:
       Fixed-maturity (amortized cost: 2001  $9,656  ; 2000 $9,580)               $   10,108                $   9,797
       Equity (cost: 2001 $889 ; 2000 $707)                                              845                      852
Mortgage loans                                                                         1,675                    1,539
Real estate                                                                              969                      986
Policy loans                                                                           2,226                    1,998
Short-term investments                                                                   539                      715
----------------------------------------------------------------------------------------------------------------------
TOTAL INVESTMENTS                                                                 $   16,362                $  15,887
----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents                                                         $      109                $      98
Deferred acquisition costs                                                             2,302                    2,066
Deferred income taxes                                                                     79                      125
Due from affiliates                                                                      508                      511
Amounts recoverable from reinsurers                                                      767                      572
Other assets                                                                             641                      757
Separate account assets                                                               30,217                   29,681
----------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                      $   50,985                $  49,697
======================================================================================================================
 LIABILITIES, CAPITAL AND SURPLUS
----------------------------------------------------------------------------------------------------------------------
LIABILITIES:
Policyholder liabilities and accruals                                             $   17,415                $  16,240
Note payable                                                                             200                      200
Due to affiliate                                                                         250                      250
Other liabilities                                                                        601                      778
Separate account liabilities                                                          30,217                   29,681
----------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                                 $   48,683                $  47,149
======================================================================================================================
CAPITAL AND SURPLUS:
Capital stock                                                                     $        5                $       5
Retained earnings                                                                      2,176                    2,260
Accumulated other comprehensive income                                                   121                      283
----------------------------------------------------------------------------------------------------------------------
TOTAL CAPITAL AND SURPLUS                                                         $    2,302                $   2,548
----------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES, CAPITAL AND SURPLUS                                            $   50,985                $  49,697
======================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31
($ millions)                                                                       2001             2000           1999
------------------------------------------------------------------------------------------------------------------------
REVENUE:

     Premiums                                                                   $  794          $    814       $    881
     Fee income                                                                    903               958            746
     Net investment income                                                       1,115             1,135          1,121
     Realized investment gains                                                      35               137             27
     Other                                                                          12                --              5
------------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                                                                   $2,859          $  3,044       $  2,780
------------------------------------------------------------------------------------------------------------------------
BENEFITS AND EXPENSES:

     Policyholder benefits and claims                                           $1,567          $  1,535       $  1,429
     Operating expenses and commissions                                            600               617            494
     Amortization of deferred acquisition costs                                    277               180             40
     Interest expense                                                               30                19              8
     Policyholder dividends                                                        348               339            323
     Minority interest expense                                                      --                16             16
------------------------------------------------------------------------------------------------------------------------
TOTAL BENEFITS AND EXPENSES                                                     $2,822          $  2,706       $  2,310
------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                                                          37               338            470
------------------------------------------------------------------------------------------------------------------------
INCOME TAX (BENEFIT) EXPENSE                                                        (4)               90            177
------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                      $   41          $    248       $    293
========================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS

                                                                                    ACCUMULATED
                                                                                       OTHER           TOTAL
  FOR THE YEARS ENDED DECEMBER 31                     CAPITAL    RETAINED           COMPREHENSIVE    CAPITAL AND
  ($ millions)                                         STOCK     EARNINGS           INCOME (LOSS)      SURPLUS
-----------------------------------------------------------------------------------------------------------------
  BALANCE AT JANUARY 1, 1999                           $  5          $1,697             $ 149         $ 1,851
  Comprehensive income                                   --             293               (21)            272
-----------------------------------------------------------------------------------------------------------------
  BALANCE, DECEMBER 31, 1999                           $  5          $1,990             $ 128         $ 2,123
-----------------------------------------------------------------------------------------------------------------
  Comprehensive income                                   --             248               155             403
  Contributed surplus                                    --              22                --              22
-----------------------------------------------------------------------------------------------------------------
  BALANCE, DECEMBER 31, 2000                           $  5          $2,260             $ 283         $ 2,548
  Comprehensive income                                   --              41              (162)           (121)
  Dividend to shareholder                                --            (125)               --            (125)
-----------------------------------------------------------------------------------------------------------------
  BALANCE, DECEMBER 31, 2001                           $  5          $2,176             $ 121         $ 2,302
=================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31
($ millions)                                                            2001                 2000           1999
-----------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:

Net Income                                                           $     41           $     248       $    293
Adjustments to reconcile net income to net cash provided by
operating activities:
     Additions to policyholder liabilities and accruals                   442                 330            404
     Deferred acquisition costs                                          (538)               (590)          (463)
     Amortization of deferred acquisition costs                           277                 180             40
     Amounts recoverable from reinsurers                                  (91)                 23            334
     Realized investment gains                                            (35)               (137)           (27)
     Decreases to deferred income taxes                                    60                  34            194
     Amounts due from affiliates                                            3                 259             22
     Other assets and liabilities, net                                    (38)               (244)           258
     Other, net                                                             3                 (62)            58
-----------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                            $    124           $      41       $  1,113
-----------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
Fixed-maturity securities sold, matured or repaid                    $  9,976           $   6,584       $  4,302
Fixed-maturity securities purchased                                   (10,031)             (6,792)        (4,763)
Equity securities sold                                                    412               1,185            303
Equity securities purchased                                              (587)             (1,012)          (349)
Mortgage loans advanced                                                  (334)               (187)          (148)
Mortgage loans repaid                                                     200                 274            314
Real estate sold                                                           42                 101             54
Real estate purchased                                                     (29)                (58)          (219)
Policy loans advanced, net                                               (228)               (155)          (133)
Short-term investments                                                    176                (431)          (251)
Separate account seed money                                                --                  --             32
Other investments, net                                                    (26)                196           (355)
-----------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                $   (429)          $    (295)      $ (1,213)
-----------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
Deposits and interest credited to policyholder account balances      $  1,934           $   1,336       $  1,263
Withdrawals from policyholder account balances                         (1,532)             (1,579)          (987)
Amounts due to affiliates                                                 150                 250             --
Principal repayment of amounts due to affiliates                         (150)                 --             --
Net reinsurance recoverable (payable)                                      39                  87           (158)
Dividend to shareholder                                                  (125)                 --             --
Borrowed funds                                                             --                 107             50
-----------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                            $    316           $     201       $    168
-----------------------------------------------------------------------------------------------------------------
CASH:
Increase (decrease) during the year                                        11                 (53)            68
Balance, beginning of year                                                 98                 151             83
-----------------------------------------------------------------------------------------------------------------
BALANCE, END OF YEAR                                                 $    109           $      98       $    151
=================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2001
                            (IN MILLIONS OF DOLLARS)

1.       ORGANIZATION

         The Manufacturers Life Insurance Company (U.S.A.) ("ManUSA") is an indirectly wholly-owned subsidiary of Manulife Financial Corporation, a Canadian-based publicly traded company. Manulife Financial Corporation ("MFC") and its subsidiaries are collectively known as "Manulife Financial". ManUSA and its subsidiaries, collectively known as the "Company", operate in the life insurance industry, offering a broad range of insurance and wealth management related products. These products are offered both on an individual and group basis and are marketed primarily in the United States.

         In December of 2000 through an issuance of shares, the Company acquired the remaining 21.6% minority interest in Manulife-Wood Logan Holding Co. Inc ("MWLH"), a subsidiary of the Company, from MRL Holding, LLC ("MRL-LLC"), an affiliated company. As this was a related party transaction, the purchase was accounted for at MRL-LLC's carrying value and no goodwill was generated.

2.       SIGNIFICANT ACCOUNTING POLICIES

     a)  BASIS OF PRESENTATION

         The accompanying consolidated financial statements of ManUSA have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and include accounts and operations, after intercompany eliminations, of ManUSA and its subsidiaries.

         The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates.

     b)  RECENT ACCOUNTING STANDARDS

         In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires the purchase method of accounting to be used for all future business combinations. SFAS No. 142 eliminates the practice of amortizing goodwill through periodic charges to earnings and establishes a new methodology for recognizing and measuring goodwill and other intangible assets. Under this new accounting standard, the Company will cease goodwill amortization effective January 1, 2002. The Company is currently considering the other provisions of the new standard. The impact of adopting these two standards on the Company's financial statements is not expected to be material.

         EITF Issue No. 99-20 ("EITF 99-20"), "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets", applies to all securities, purchased or retained, which represent beneficial interests in securitized assets, unless they meet certain exception criteria. Such securities include many collateralized mortgage, bond, debt and loan obligations, mortgage-backed securities, and asset-backed securities. EITF 99-20 significantly changes the method of assessing "other than temporary impairments" and for recognizing interest income. A decline in fair value below the "amortized cost" basis is considered to be an other than temporary impairment whenever there is an adverse change in the amount or timing of cash flows to be received, regardless of the resulting yield, unless the decrease is solely a result of changes in market interest rates. Interest income is based on prospective estimates of future cash flows. EITF 99-20 was effective for fiscal quarters beginning after March 15, 2001. We reviewed all applicable securities held by the Company since April 1, 2001 and deemed the impact of this new accounting clarification as immaterial.

     c)  INVESTMENTS

         The Company classifies all of its fixed-maturity and equity securities as available-for-sale and records these securities at fair value. The cost of fixed-maturity securities is adjusted for the amortization of premiums and accretion of discounts, which are calculated using the effective interest method. For the mortgage-backed bond portion of the fixed-maturity securities portfolio, the Company recognizes amortization using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. The net investment in the security is adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of the security. That adjustment is included in net investment income.

         Realized gains and losses on sales of securities classified as available-for-sale are recognized in net income using the specific-identification method. Temporary changes in the fair value of securities available-for-sale are reflected directly in accumulated other comprehensive income after adjustments for deferred taxes, deferred acquisition costs, policyholder liabilities and unearned revenue liability.

         Mortgage loans are reported at unpaid principal balances, net of a provision for losses. The provision for losses is established for mortgage loans both on a specific as well as on an aggregate basis. Mortgage loans are considered to be impaired when the Company has determined that it is probable that all amounts due under contractual terms will not be collected. Impaired loans are reported at the lower of unpaid principal or fair value of the underlying collateral.

         Real estate held for investment is carried at cost, less accumulated depreciation and provisions for impairment and write-downs, if applicable. Real estate held for sale is carried at the lower of cost or market value where changes in estimates of market value are recognized as realized gains or losses in the income statement.

         Policy loans are reported at aggregate unpaid balances, which approximates fair value.

         Short-term investments, which include investments with maturities of less than one year and greater than ninety days as at the date of acquisition, are reported at amortized cost which approximates fair value.

     d)  CASH EQUIVALENTS

         The Company considers all highly liquid debt instruments purchased with an original maturity date of three months or less to be cash equivalents. Cash equivalents are stated at cost plus accrued interest, which approximates fair value.

     e)  DEFERRED ACQUISITION COSTS ("DAC")

         Commissions and other expenses, which vary with and are primarily related to the production of new business, are deferred to the extent recoverable from future gross profits and included as an asset. The portion of DAC associated with variable annuity and variable life insurance contracts, universal life insurance contracts, investment contracts, and participating life insurance contracts is charged to expense in relation to the estimated gross profits of those contracts. This amortization is adjusted retrospectively when current gross profits or estimates of future gross profits are revised. Certain changes in assumptions regarding the variable annuity product line were made which refined the amortization pattern. DAC associated with all other insurance contracts is amortized over the premium-paying period of the related policies. Assuming the unrealized gains or losses on securities had been realized at year-end, DAC is adjusted for the impact on current and estimated future gross profits. The impact of any such adjustments is included in net unrealized gains (losses) in accumulated other comprehensive income. DAC is reviewed annually to determine recoverability from future income and if not recoverable, is immediately expensed.

     f)  POLICYHOLDER LIABILITIES AND ACCRUALS

         Policyholder liabilities for traditional non-participating life insurance policies and for accident and health policies are computed using the net level premium method. The calculations are based upon estimates as to future mortality, morbidity, persistency, maintenance expenses, and interest rate yields that were applicable in the year of issue. The assumptions include a provision for the risk of adverse deviation.

         For payout annuities in loss recognition, policyholder liabilities are computed using estimates of expected mortality, expenses, and investment yields as determined at the time these contracts first moved into loss recognition. Payout annuity reserves are adjusted for the impact of net unrealized gains associated with the underlying assets.

         For variable annuity and variable life contracts, universal life insurance contracts, and investment contracts with no substantial mortality or morbidity risk, policyholder liabilities equal the policyholder account values. Account values are increased for deposits received and interest credited and are reduced by withdrawals, mortality charges, and administrative expenses charged to the policyholders.

         For traditional participating life insurance policies, policyholder liabilities are computed using the net level premium reserve for death and endowment policy benefits. Mortality and interest assumptions are the same as the non-forfeiture benefit assumptions at the time the policy was issued. Interest rate assumptions used in the calculation of the liabilities for traditional participating life insurance policies range from 2.5% to 7.0%. As of December 31, 2001, participating insurance expressed as a percentage of insurance in force is 69.1%.

         For participating policies inforce as of September 23, 1999, the demutualization of The Manufacturers Life Insurance Company ("MLT"), an indirect parent, separate sub-accounts were established within the participating accounts of the Company. These sub-accounts permit this participating business to be operated as separate "closed block" of business. As at December 31, 2001, $7,441 (2000 - $7,048) of both assets and actuarial liabilities related to the participating policyholders' account are included in the closed block.

         ManUSA's Board of Directors approves the amount of policyholder dividends to be paid annually. The aggregate amount of policyholder dividends is calculated based on actual interest, mortality, morbidity and expense experience for the year, and on management's judgment as to the appropriate level of equity to be retained by the Company. The carrying value of this liability approximates the earned amount and fair value as at December 31, 2001.

     g)  SEPARATE ACCOUNTS

         Separate account assets and liabilities represent funds that are separately administered, principally for investment contracts related to group pension business as well as for variable annuity and variable life contracts, and for which the contract holder, rather than the Company, bears the investment risk. Separate account contract holders have no claim against the assets of the general account of the Company. Separate account assets are recorded at market value. Operations of the separate accounts are not included in the accompanying financial statements. However, fees charged on separate account policyholder funds are included in revenue of the Company.

     h)  REVENUE RECOGNITION

         Premiums on long-duration life insurance contracts are recognized as revenue when due. Premiums on short-duration contracts are earned over the related contract period. Net premiums on limited-payment contracts are recognized as revenue and the difference between the gross premium received and the net premium is deferred and recognized in income based on either a constant relationship to insurance in force or the present value of annuity benefits, depending on the product type.

         Fee income from annuity contracts, pension contracts, and insurance contracts consist of charges for mortality, expense, surrender and administration that have been assessed against the policyholder account balances. To the extent such charges compensate the Company for future services, they are deferred and recognized in income over the period earned using the same assumptions as those associated with the amortization of DAC.

         Interest on fixed-maturity securities and performing mortgage loans is recorded as income when earned and is adjusted for any amortization of premiums or discounts. Interest on restructured mortgage loans is recorded as income based on the rate to be paid; interest on delinquent mortgage loans is recorded as income on a cash basis. Dividends are recorded as income on ex-dividend dates.

     i)  POLICYHOLDER BENEFITS AND CLAIMS

         Benefits for variable annuity and variable life contracts, for universal life insurance contracts, and for investment pension contracts include interest credited to policyholder account values and benefit claims incurred during the period in excess of policyholder account values.

     j)  REINSURANCE

         The Company routinely utilizes reinsurance transactions to minimize exposure to large risks. Life reinsurance is accomplished through various plans including yearly renewable term, co-insurance, and modified co-insurance. Reinsurance premiums, policy charges for cost of insurance, and claims are accounted for on a basis consistent with that used in accounting for the original policies issued and the terms of the reinsurance contracts. Premiums, fees, and claims are reported net of reinsured amounts.

         The amount recoverable from reinsures and pertaining to policyholder liabilities is presented as a separate asset on the balance sheet. For those claims paid and covered by a reinsurance treaty, a reinsurance receivable has been included as part of other assets.

     k)  INCOME TAX

         Income taxes have been provided for in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that likely will be in effect when the differences are expected to reverse. The measurement of deferred tax assets is reduced by a valuation allowance if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

         ManUSA joins its direct parent, Manulife Reinsurance Corporation (U.S.A.) ("MRC"), its indirect parent, The Manufacturers Investment Corporation ("MIC"), and its subsidiary, The Manufacturers Life Insurance Company of America ("MLA"), in filing a U.S. consolidated income tax return as a life insurance group under the provisions of the Internal Revenue Service. A separate life insurance group for certain of ManUSA's subsidiaries is also in place. In accordance with the income tax-sharing agreements, the Company's income tax provision (or benefit) is computed as if ManUSA and the companies within the two groups filed separate income tax returns. Tax benefits from operating losses are provided at the U.S. statutory rate plus any tax credits attributable, provided the consolidated group utilizes such benefits currently.

     l)  FOREIGN EXCHANGE

         The balance sheet and statement of income of the Company's foreign operations as well as non-U.S. dollar investments are translated into U.S. dollars using exchange rates in effect at the balance sheet date and average exchange rates prevailing during the respective periods. Translation adjustments are included in accumulated other comprehensive income.

     m)  DERIVATIVES

         The Company adopted the Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by Statement of Financial Accounting Standards No. 138, on January 1, 2001. As a result, all derivative instruments are reported on the Consolidated Balance Sheet at their fair value, with changes in fair value recorded in income or equity, depending on the nature of the derivative instrument. Changes in the fair value of derivatives not designated as hedges are recognized in current period earnings. There was no cumulative transition adjustment at the time of adoption.

         For fair value hedges, the Company is hedging changes in the fair value of assets, liabilities or firm commitments with changes in fair values of the derivative instruments. Both sets of changes are recorded through income. For cash flow hedges, the Company is hedging the variability of cash flows related to forecasted transactions. The effective portion of changes in the fair value of cash flow hedges is recorded in other comprehensive income and reclassified into income in the same period or periods during which the hedged transaction affects earnings. The Company estimates that deferred net losses of $4 after tax, included in other comprehensive income as at December 31, 2001, will be reclassified into earnings within the next twelve months. Cash flow hedges include hedges of certain forecasted transactions of varying periods up to a maximum of 40 years.

     n)  RECLASSIFICATIONS

         Certain prior year amounts have been reclassified to conform to the current year presentation.

3.       INVESTMENTS AND INVESTMENT INCOME

     a)  FIXED-MATURITY AND EQUITY SECURITIES

         At December 31, 2001, all fixed-maturity and equity securities have been classified as available-for-sale and reported at fair value. The amortized cost and fair value is summarized as follows:

                                                                    GROSS            GROSS
                                            AMORTIZED COST        UNREALIZED        UNREALIZED        FAIR VALUE
          AS AT DECEMBER 31                                         GAINS            LOSSES
          ($ millions)                        2001      2000     2001    2000     2001     2000     2001      2000
          ----------------------------------------------------------------------------------------------------------
          FIXED-MATURITY SECURITIES:

          U.S. government                   $1,963    $1,240      $65    $103    $ (9)    $ --   $ 2,019    $1,343
          Foreign governments                1,290     1,730      169     204      (2)      --     1,457     1,934
          Corporate                          5,728     5,561      297     111     (98)    (215)    5,927     5,457
          Asset - backed                       675     1,049       32      21      (2)      (7)      705     1,063
          ----------------------------------------------------------------------------------------------------------
          TOTAL FIXED-MATURITY
          SECURITIES                         9,656     9,580      563     439    (111)    (222)   10,108     9,797
          ----------------------------------------------------------------------------------------------------------
          EQUITY SECURITIES                  $ 889     $ 707     $ 93    $210  $ (137)    $(65)    $ 845     $ 852
          ----------------------------------------------------------------------------------------------------------

         Proceeds from sales of fixed-maturity securities during 2001 were $10,063 (2000 - $6,584 and 1999 - $4,302). Gross gains and losses of
         $225 and $98 respectively, were realized on those sales (2000 - $71 and $242 respectively, 1999 - $49 and $167 respectively).

     Proceeds from the sale of equity securities during 2001 were $412 (2000 - $1,185 and 1999 - $303). Gross gains and losses of $20 and $31 respectively, were realized on those sales (2000 - $319 and $60 respectively, 1999 - $84 and $39 respectively).

     The contractual maturities of fixed-maturity securities at December 31, 2001 are shown below.

AS AT DECEMBER 31, 2001
($ millions)                                                         AMORTIZED COST      FAIR VALUE
----------------------------------------------------------------------------------------------------
Fixed-maturity securities, excluding mortgage-backed securities:
     One year or less                                                 $        230      $        242
     Greater than 1; up to 5 years                                           1,310             1,342
     Greater than 5; up to 10 years                                          2,930             3,022
     Due after 10 years                                                      4,511             4,797
Asset - backed securities                                                      675               705
----------------------------------------------------------------------------------------------------
TOTAL FIXED-MATURITY SECURITIES                                       $      9,656      $     10,108
----------------------------------------------------------------------------------------------------

     Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties. Corporate requirements and investment strategies may result in the sale of investments before maturity.

b)   MORTGAGE LOANS

     Mortgage loans are reported at amortized cost, net of a provision for losses. The impaired mortgage loans and the related allowance for mortgage loan losses were as follows:


AS AT DECEMBER 31
($ millions)                                     2001            2000
-----------------------------------------------------------------------
IMPAIRED LOANS                                   $  79           $  80
-----------------------------------------------------------------------
Allowance, January 1                             $  51           $  57

Deductions                                          (1)             (6)
-----------------------------------------------------------------------
ALLOWANCE, DECEMBER 31                           $  50           $  51
-----------------------------------------------------------------------

c)   INVESTMENT INCOME

     Income by type of investment was as follows:


FOR THE YEARS ENDED DECEMBER 31
($ millions)                          2001          2000          1999
-----------------------------------------------------------------------
Fixed-maturity securities           $   698       $   727       $   726

Equity securities                        42            60            18

Mortgage loans                          128           126           149

Investment real estate                   81            95            71

Other investments                       200           184           195
-----------------------------------------------------------------------
Gross investment income               1,149         1,192         1,159

Investment expenses                     (34)          (57)          (38)
-----------------------------------------------------------------------
NET INVESTMENT INCOME               $ 1,115       $ 1,135       $ 1,121
-----------------------------------------------------------------------

    d)   SIGNIFICANT EQUITY INTERESTS


         ManUSA holds a 27.7% (2000 - 22.4%) indirect interest in Flex Leasing I, LLC and a 19.6% direct interest in Flex Leasing II, LLC. These investments are accounted for using the equity method whereby ManUSA would recognize its proportionate share of the respective investee's net income or loss. As at December 31, 2001, the sum of total assets for both these investees was $396 (2000 - $392), with total liabilities amounting to $295 (2000 - $288). For the year ended December 31, 2001, total net loss for both these investees amounted to $4 (2000 - net income of $1).


4.       COMPREHENSIVE INCOME

    a)   Total comprehensive income was as follows:


FOR THE YEARS ENDED DECEMBER 31
($ millions)                                                 2001        2000        1999
-----------------------------------------------------------------------------------------
NET INCOME                                                  $  41       $ 248       $ 293
-----------------------------------------------------------------------------------------

OTHER COMPREHENSIVE (LOSS) INCOME, NET OF INCOME TAX:
  Unrealized holding (losses) gains arising during the
  year                                                       (146)         69          (4)
    Foreign currency translation                              (13)         (3)          1
    Less:
   Reclassification adjustment for realized gains and
   losses included in net income                                3         (89)         18
-----------------------------------------------------------------------------------------
Other comprehensive (loss) income                            (162)        155         (21)
-----------------------------------------------------------------------------------------
COMPREHENSIVE (LOSS) INCOME                                 $(121)      $ 403       $ 272
=========================================================================================

         Other comprehensive (loss) income is reported net of tax (benefit) expense of ($81), $87, and $30 for 2001, 2000 and 1999, respectively.

         Accumulated other comprehensive income is comprised of the following:

AS AT DECEMBER 31
($ millions)                                 2001        2000
-------------------------------------------------------------
UNREALIZED GAINS :
     Beginning balance                      $ 290       $ 132
     Current period change                   (149)        158
-------------------------------------------------------------
     Ending balance                         $ 141       $ 290
-------------------------------------------------------------
FOREIGN CURRENCY:
     Beginning balance                      $  (7)      $  (4)
     Current period change                    (13)         (3)
-------------------------------------------------------------
     Ending balance                         $ (20)      $  (7)
-------------------------------------------------------------
ACCUMULATED OTHER COMPREHENSIVE INCOME      $ 121       $ 283
=============================================================

    b)   UNREALIZED GAINS (LOSSES) ON SECURITIES AVAILABLE-FOR-SALE

         Net unrealized gains (losses) on fixed-maturity and equity securities included in other comprehensive income were as follows:


AS AT DECEMBER 31
($ millions)                                                 2001        2000
------------------------------------------------------------------------------
Gross unrealized gains                                      $ 656       $ 648

Gross unrealized losses                                      (248)       (286)

DAC and other amounts required to satisfy policyholder
      liabilities                                            (191)         39

Deferred income taxes                                         (76)       (111)
------------------------------------------------------------------------------
NET UNREALIZED GAINS ON SECURITIES AVAILABLE-FOR-SALE       $ 141       $ 290
==============================================================================

5.       DEFERRED ACQUISITION COSTS

         The components of the change in DAC were as follows:


FOR THE YEARS ENDED DECEMBER 31
($ millions)                                         2001          2000
-----------------------------------------------------------------------
Balance, January 1                                $ 2,066       $ 1,631
Capitalization                                        538           590
Amortization                                         (277)         (180)
Effect of net unrealized gains on securities
       available-for-sale                             (25)           25
=======================================================================
BALANCE, DECEMBER 31                              $ 2,302       $ 2,066
=======================================================================

6.       INCOME TAXES

         The components of income tax (benefit) expense were as follows:


FOR THE YEARS ENDED DECEMBER 31
($ millions)                          2001        2000       1999
-----------------------------------------------------------------
Current (benefit) expense            $ (64)      $  56      $ (17)

Deferred expense                        60          34        194
-----------------------------------------------------------------
TOTAL (BENEFIT) EXPENSE              $  (4)      $  90      $ 177
=================================================================

         Income before federal income taxes differs from taxable income principally due to tax-exempt investment income; dividends received tax deductions, differences in the treatment of policy acquisition costs, and differences in reserves for policy and contract liabilities for tax and financial reporting purposes.

         The Company's deferred income tax asset (liability), which results from tax affecting the differences between financial statement values and tax values of assets and liabilities at each balance sheet date, relates to the following:

FOR THE YEARS ENDED DECEMBER 31
($ millions)                                                2001      2000      1999
------------------------------------------------------------------------------------
DEFERRED TAX ASSETS:

     Differences in computing policy reserves               $682      $630      $635

     Investments                                               1        --        --

     Policyholder dividends payable                           13        11         9

     Net capital loss                                         --         6        --

     Net operating loss                                       87        41        --

     Other deferred tax assets                                37        19        --
------------------------------------------------------------------------------------
Deferred tax assets                                         $820      $707      $644
------------------------------------------------------------------------------------
DEFERRED TAX LIABILITIES:

     Deferred acquisition costs                             $412      $340      $244

     Unrealized gains on securities available-for-sale       163       140       189

     Premiums receivable                                      16        13        14

     Investments                                             112        47        14

     Other deferred tax liabilities                           38        42        32
------------------------------------------------------------------------------------
Deferred tax liabilities                                    $741      $582      $493
------------------------------------------------------------------------------------
NET DEFERRED TAX ASSETS                                     $ 79      $125      $151
====================================================================================

         The Company files a consolidated federal income tax return for all its subsidiaries except for The Manufacturers Life Insurance Company of North America ("MNA") and The Manufacturers Life Insurance Company of New York ("MNY"). MNA and MNY file a separate consolidated federal income tax return. ManUSA and its subsidiaries file separate state income tax returns. The method of allocation among the companies is subject to a written tax sharing agreement under which the tax liability is allocated to each member on a pro rata basis based on the relationship that the member's tax liability (computed on a separate return basis) bears to the tax liability of the consolidated group. The tax charge to each of the respective companies will not be more than that which each company would have paid on a separate return basis. Settlements of taxes are made through an increase or reduction to the payable to parent, subsidiaries or affiliates. Such settlements occur on a periodic basis.

         At December 31, 2001, the Company has operating loss carry forwards of $249 that will begin to expire in 2011.

7.       NOTE PAYABLE

         On December 29, 1997, the Company issued a surplus debenture for $200 plus interest at 7.93% per annum to MIC. The surplus debenture matures on February 1, 2022. Except in the event of insolvency or wind-up of the Company, the instrument may not be redeemed by the Company during the period of five years from date of issue without the approval of the Office of the Superintendent of Financial Institutions of Canada. Interest accrued and expensed was $16 for each of 2001, 2000, and 1999. Interest paid was $16, $9, and $16 for 2001, 2000, and 1999, respectively.
8.       CAPITAL AND SURPLUS

         Capital Stock is comprised of the following:


AS AT DECEMBER 31
($ millions)                                           2001      2000
---------------------------------------------------------------------
AUTHORIZED:
     50,000,000 Preferred shares, Par value $1.00        --        --
     50,000,000 Common shares, Par value $1.00
---------------------------------------------------------------------
ISSUED AND OUTSTANDING:
     100,000 Preferred shares
     4,728,934 Common shares (2000 - 4,711,772 )          5         5
=====================================================================

         Pursuant to an agreement dated December 31, 2000, ManUSA purchased from MRL-LLC all of MRL-LLC's 21.6% interest in MWLH. In exchange, ManUSA transferred 167,268 of its common shares to MRL-LLC and forgave a promissory note owed by MRL-LLC amounting to $52 plus accrued interest. The result was a $22 addition to the Company's contributed surplus. As well, the agreement permitted the use of estimates in determining the value of shares exchanged until a final valuation of the respective companies was performed. This valuation was completed in 2001 resulting in an additional 17,162 shares transferred from ManUSA to MRL-LLC. There was no addition to the Company's contributed surplus.

         ManUSA and its life insurance subsidiaries are subject to statutory limitations on the payment of dividends. Dividend payments in excess of prescribed limits cannot be paid without the prior approval of U.S. insurance regulatory authorities.

         Net income (loss) and capital and surplus, as determined in accordance with statutory accounting principles for ManUSA and its life insurance subsidiaries were as follows:

FOR THE YEARS ENDED DECEMBER 31
($ millions)                                                       2001          2000          1999
---------------------------------------------------------------------------------------------------
THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.):
   Net income                                                   $    55       $   200       $   132
   Net capital and surplus                                        1,280         1,384         1,560
THE MANUFACTURERS LIFE INSURANCE COMPANY OF NORTH AMERICA:
   Net loss                                                     $  (117)      $   (59)      $    (3)
   Net capital and surplus                                          212           152           171
THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA:
   Net (loss) income                                            $   (20)      $   (19)      $     6
   Net capital and surplus                                          100           120           137
THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK:
   Net (loss) income                                            $   (26)      $    (3)      $     1
   Net capital and surplus                                           34            61            64
===================================================================================================

         In March 1998, the National Association of Insurance Commissioners adopted codified statutory accounting principles ("Codification") effective January 1, 2001. Codification changes prescribed statutory accounting practices and results in changes to the accounting practices that the Company's life insurance subsidiaries use to prepare their statutory-basis financial statements. The states of domicile of these subsidiaries adopted Codification as the prescribed basis of accounting on which insurers must report their statutory-basis results. The cumulative effect of changes in accounting principles adopted to conform to the requirements of Codification was reported as an increase to surplus in the statutory-basis financial statement of the respective life insurance subsidiaries. In total, statutory-basis surplus of the life insurance entities within the Company increased by $175.

         As a result of demutualization of MLI, an indirect parent, there are regulatory restrictions on the amounts of profit that can be transferred to shareholders. These restrictions generally take the form of a fixed percentage of the policyholder dividends. The transfers are governed by the terms of MLI's Plan of Demutualization.

9.       EMPLOYEE BENEFITS

    a)   EMPLOYEE RETIREMENT PLAN

         The Company sponsors a non-contributory pension plan entitled "The Manulife Financial U.S. Cash Balance Plan" ("the Plan"). Pension benefits are provided to participants of the Plan after three years of vesting service with the Company and are a function of the length of service together with final average earnings. The normal form of payment under the Plan is a life annuity, payable at the normal retirement age of 65, and is actuarially equivalent to the cash balance account. Various optional forms of payment are available including a lump sum. Early retirement benefits are actuarially equivalent to the cash balance account, but are subsidized for participants who were age 45 with 5 or more years vesting service with the Company as at July 1, 1998 and who terminate employment after attaining age 50 and have completed 10 years of service.

         Cash balance accounts are credited annually with contribution credits and semi-annually with interest credits. Future contribution credits under the Plan vary based on service. Interest credits are a function of the 1-year U.S. Treasury Bond rate plus 0.50%, but no less than 5.25% per year.

         Actuarial valuation of accumulated plan benefits are based on projected salaries, an assumed discount rate, and best estimates of investment yields on plan assets, mortality of participants, employee termination, and ages at retirement. Pension costs that relate to current service are funded as they accrue and are charged to earnings of the Company in the current period. Vested benefits are fully funded. Experience gains and losses are amortized into income of the Company over the estimated average remaining service lives of the participants. No contributions were made during the current or prior year because the Plan was subject to the full funding limitation under the Internal Revenue Code.

         The Company also sponsors an unfunded supplemental cash balance plan entitled "The Manulife Financial U.S. Supplemental Cash Balance Plan" ("the Supplemental Plan"). This non-qualified plan provides defined pension benefits in excess of limits imposed by law. The Internal Revenue Code does not restrict compensation nor does it limit benefits. Benefits under the Supplemental Plan are provided to participants who terminate after three years of service. The default form of payment under this plan is a lump sum, although participants may elect to receive payment in the form of an annuity provided that such an election is made within the time period prescribed in the Supplemental Plan. If an annuity form of payment is elected, the amount payable is equal to the actuarial equivalent of the participant's balance under the Supplemental Plan, using the factors and assumptions for determining immediate annuity amounts applicable to the participant under the Plan.

         Cash balance contribution credits vary by service, and interest credits are a function of the 1-year U.S. Treasury Bond rate plus 0.50%, but no less than 5.25% per year. The annual contribution credits are made in respect of the participant's compensation that is in excess of the limit in the Internal Revenue Code. Together, these contributions serve to restore to the participant the benefit that he / she would have been entitled to under the Plan's benefit formula but for the limitation in Internal Revenue Code.

         At December 31, 2001, the projected benefit obligation to the participants of both the Plan and the Supplemental Plan was $78, which was based on an assumed interest rate of 7.25%. The fair value of the Plan assets totaled $72.

      b) 401(k) PLAN

         The Company sponsors a defined contribution 401(k) Savings Plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Company contributed $1 for each of 2001, 2000, and 1999, respectively.

    c)   DEFERRED COMPENSATION PLAN

         The Company has deferred compensation incentive plans open to all branch managers and qualified agents. There are no stock option plans involving stock of ManUSA.

    d)   POSTRETIREMENT BENEFIT PLAN

         In addition to the retirement plans, the Company sponsors a postretirement benefit plan that provides retiree medical and life insurance benefits to those who have attained age 50 and have 10 or more years of service with the Company. This plan provides medical coverage for retirees and spouses under age 65. When the retirees or the covered spouses reach age 65, Medicare provides primary coverage and this plan provides secondary coverage. This plan is contributory with the amount of contribution based on the service of the employees as at the time of retirement. This plan provides the retiree with a life insurance benefit of 100% of the salary just prior to retirement. The amount is reduced to 65% on the first of January following retirement, and is further reduced to 30% at age 70.

         The Company accounts for its retiree benefit plan using the accrual method. At December 31, 2001, the benefit obligation of the postretirement benefit plan was $21, which was based on an assumed interest rate of 7.25%. This plan is unfunded.

    e) FINANCIAL INFORMATION REGARDING THE EMPLOYEE RETIREMENT PLAN AND THE POSTRETIREMENT BENEFIT PLAN

         Information applicable to the Employee Retirement Plan and the Postretirement Benefit Plan as estimated by a consulting actuary for the December 31 year-end is as follows:

                                                                          EMPLOYEE            POSTRETIREMENT
                                                                         RETIREMENT              BENEFIT
AS OF DECEMBER 31                                                           PLAN                   PLAN
                                                                       -------------------------------------
(in millions)                                                          2001       2000       2001       2000
------------------------------------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year                                $(74)      $(68)      $(18)      $(17)
Service cost                                                             (3)        (2)        (1)        (1)
Interest cost                                                            (5)        (5)        (1)        (1)
Amendments                                                               --         (1)        --         --
Actuarial gain (loss)                                                    (1)        (3)        (1)        --
Benefits paid                                                             5          5          1          1
------------------------------------------------------------------------------------------------------------
Benefits obligation at end of year                                     $(78)      $(74)      $(20)      $(18)
------------------------------------------------------------------------------------------------------------
CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year                         $ 81       $ 87       $ --       $ --
Actual return on plan assets                                             (6)        (2)        --         --
Employer contribution                                                     2          1          1          1
Benefits paid                                                            (5)        (5)        (1)        (1)
------------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year                               $ 72       $ 81       $ --       $ --
------------------------------------------------------------------------------------------------------------

Funded status                                                          $ (6)      $  7       $(21)      $(18)
Unrecognized transition asset                                            (6)        (9)        --         --
Unrecognized actuarial loss (gain)                                       30         16        (12)       (15)
Unrecognized prior service cost (recovery)                                3          3         --         --
------------------------------------------------------------------------------------------------------------
Net amount recognized                                                  $ 21       $ 17       $(33)      $(33)
------------------------------------------------------------------------------------------------------------

Amounts recognized in statement of financial position consist of:
   Prepaid benefit cost                                                $ 38       $ 34       $ --       $ --
   Accrued benefit liability                                            (22)       (21)       (33)       (33)
   Intangible asset                                                       1          1         --         --
   Accumulated other comprehensive income                                 4          4         --         --
------------------------------------------------------------------------------------------------------------
Net amount recognized                                                  $ 21       $ 18       $(33)      $(33)
------------------------------------------------------------------------------------------------------------

                                            EMPLOYEE                 POSTRETIREMENT
                                           RETIREMENT                    BENEFIT
                                              PLAN                        PLAN
                                       ----------------------------------------------
AS OF DECEMBER 31                      2001          2000          2001          2000
-------------------------------------------------------------------------------------
WEIGHTED AVERAGE ASSUMPTIONS
Discount rate                          7.25%         7.25%         7.25%         7.25%
Expected return on plan assets         9.00%         8.50%          n/a           n/a
Rate of compensation increase          5.00%         5.00%         5.00%         5.00%

         On December 31, 2001, the accrued postretirement benefit cost was $21. The postretirement benefit obligation for eligible active employees was $3. The amount of the postretirement benefit obligation for ineligible active employees was $6. For measurement purposes as of December 31, 2001, a 7.5% and 9.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2002 for pre-65 and post-65 coverages, respectively. These rates were assumed to decrease gradually to 5.0% in 2007 and 2011, respectively, and remain at that level thereafter.

                                                     EMPLOYEE         POSTRETIREMENT
                                                    RETIREMENT           BENEFIT
                                                       PLAN               PLAN
AS OF DECEMBER 31                                 ----------------------------------
(in millions)                                     2001      2000      2001      2000
------------------------------------------------------------------------------------
COMPONENTS OF NET PERIODIC (BENEFIT) COST FOR
   PLAN SPONSOR
Service cost                                       $ 3       $ 2       $ 1       $ 1
Interest cost                                        5         5         1         1
Expected return on plan assets                      (7)       (7)       --        --
Amortization of net transition obligation           (2)       (2)       --        --
Recognized actuarial loss (gain)                    --        --        (1)       (1)
------------------------------------------------------------------------------------
NET PERIODIC (BENEFIT) COST                        $(1)      $(2)      $ 1       $ 1
====================================================================================

         The projected benefit obligation in excess of plan assets, the accumulated benefit obligation in excess of plan assets, and the fair value of plan assets for the Supplemental Plan were $23, $22, and $0 respectively as of December 31, 2001 and $22, $21, and $0 respectively as of December 31, 2000.

         Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects on 2001 values:


                                                   1-PERCENTAGE-POINT    1-PERCENTAGE-POINT
(in millions)                                           INCREASE              DECREASE
-------------------------------------------------------------------------------------------
Effect on total of service and interest cost
components                                               $   --                $   --
Effect on postretirement benefit obligation              $    3                $   (2)
-------------------------------------------------------------------------------------------

10.      DERIVATIVE FINANCIAL INSTRUMENTS

         The Company uses a variety of off-balance sheet derivative financial instruments as part of its efforts to manage exposures to foreign currency, interest rate, and other market risks arising from its on-balance sheet financial instruments. These instruments include interest rate exchange agreements, cross currency swaps, and foreign currency forward contracts.

         The Company enters into interest rate exchange agreements to reduce and manage interest rate risk associated with outstanding non-U.S. dollar denominated debt. These instruments are regarded as fair value hedges.

         The Company uses cross currency swaps to reduce both foreign exchange and interest rate risk and to alter exposures arising from mismatches between assets and liabilities. Since the interest payments are in different currencies, there are no netting arrangements between counter-parties. These instruments are regarded as fair value hedges.

         The Company uses foreign currency forward contracts to hedge some of the foreign exchange risk, as it generates revenue and holds assets in U.S. dollars, but incurs a significant portion of its maintenance and acquisition expenses in Canadian dollars. A foreign currency forward contract obligates the Company to deliver a specified amount of currency on a future date at a specified exchange rate. The value of the foreign exchange forward contracts at any given point fluctuates according to the underlying level of exchange rate and interest rate differentials. These instruments are regarded as cash flow hedges.

         These instruments are designated and effective as hedges, as there is a high correlation between changes in market value of the derivative and the underlying hedged item at inception and over the life of the hedge.

         The Company's exposure to credit risk is the risk of loss from a counterparty failing to perform according to the terms of the contract. That exposure includes settlement risk (i.e., the risk that the counterparty defaults after the Company has delivered funds or securities under terms of the contract) that would result in a loss and replacement cost risk (i.e. the cost to replace the contract at current market rates should the counterparty default prior to the settlement date). To limit exposure associated with counterparty nonperformance on interest rate exchange agreements, the Company enters into master netting agreements with its counterparties.

         Outstanding derivative instruments with off-balance sheet risks are as follows:


                                     NOTIONAL OR CONTRACT
                                            AMOUNTS              CARRYING VALUE             FAIR VALUE
AS AT DECEMBER 31                           -------              --------------             ----------
($ millions)                           2001        2000        2001         2000         2001         2000
-----------------------------------------------------------------------------------------------------------
Interest rate & currency swaps &
floors                                $1,098      $1,008      $    2       $    5       $    2       $    5

Interest rate option written              22          22          (1)          --           (1)          --

Equity Contracts                          37          68          --           (1)          --           (1)

Currency forwards                        851       1,125         (10)           5          (10)           5
-----------------------------------------------------------------------------------------------------------
TOTAL DERIVATIVES                     $2,008      $2,223      $   (9)      $    9       $   (9)      $    9
===========================================================================================================

         Fair value of off-balance sheet derivative financial instruments reflect the estimated amounts that the Company would receive or pay to terminate the contract at the balance sheet date, including the current unrealized gains (losses) on the instruments. Fair values of the agreements were based on estimates obtained from the individual counter parties.

11.      FAIR VALUE OF FINANCIAL INSTRUMENTS

         The carrying values and the estimated fair values of the Company's financial instruments at December 31, 2001 were as follows:



($ millions)                                  CARRYING VALUE    FAIR VALUE
--------------------------------------------------------------------------
ASSETS:
   Fixed-maturity and equity securities          $10,953          $10,953
   Mortgage loans                                  1,675            1,783
   Policy loans                                    2,226            2,226
   Separate account assets                        30,217           30,217

LIABILITIES:
   Insurance investment contracts                $ 1,699          $ 1,698
   Derivative financial instruments                    9                9
   Separate account liabilities                   30,217           30,217
--------------------------------------------------------------------------


         The following methods and assumptions were used to estimate the fair values of the above financial instruments:

         FIXED-MATURITY AND EQUITY SECURITIES: Fair values of fixed-maturity and equity securities were based on quoted market prices where available. Where no quoted market price was available, fair values were estimated using values obtained from independent pricing services or, in the case of private placements, by discounting expected future cash flows using a current market rate applicable to yield, credit quality, and average life of the investments.

         MORTGAGE LOANS: Fair value of mortgage loans was estimated using discounted cash flows and took into account the contractual maturities and discount rates, which were based on current market rates for similar maturity ranges and adjusted for risk due to the property type.

         POLICY LOANS:  Carrying values approximate fair values.

         DERIVATIVE FINANCIAL INSTRUMENTS: Fair values of derivative financial instruments were based on estimates obtained from the individual counterparties.

         INSURANCE INVESTMENT CONTRACTS: Fair value of insurance investment contracts, which do not subject the Company to significant mortality or morbidity risks, was estimated using cash flows discounted at market rates.

         SEPARATE ACCOUNT ASSETS AND LIABILITIES: The carrying amounts in the balance sheet for separate account assets and liabilities approximate their fair value. Fair value was determined by applying the above outlined methodology to the relevant assets underlying the respective separate accounts.

12.      RELATED PARTY TRANSACTIONS

         The Company has formal service agreements with MFC, which can be terminated by either party upon two months notice. Under the various agreements, the Company will pay direct operating expenses incurred by MFC on behalf of the Company. Services provided under the agreements include legal, actuarial, investment, data processing, accounting and certain other administrative services. Costs incurred under the agreements were $216 in 2001. Prior to 2001, the agreements were with MLI. Costs incurred under these agreements were $243 and $194 for 2000 and 1999, respectively.

         MFC also provides a claims paying guarantee to certain U.S. policyholders.

         On September 23, 1997, the Company entered into a reinsurance agreement with Manulife Reinsurance Limited ("MRL"), an affiliated life insurance company domiciled in Bermuda, to reinsure a closed block of participating life insurance business. As there was limited transfer of mortality risk between the Company and MRL, the agreement was classified as financial reinsurance and given deposit-type accounting treatment. Title to the assets supporting this block of business was transferred to MRL under the terms of the agreement. Included in amounts due from affiliates is $506 (2000 - $568) representing the receivable from MRL for the transferred assets.

         The Company loaned $20 to MRL pursuant to a promissory note dated September 29, 2000. The loan is due on September 29, 2005 with interest calculated at 7.30% per annum, payable quarterly starting December 15, 2000.

         Pursuant to a promissory note dated June 12, 2000, the Company loaned $7 to MRL. Principal and accrued interest are payable on June 12, 2003. Interest on the loan calculated at 7.65% is payable semi-annually starting August 1, 2000.

         Pursuant to a grid promissory note and a credit agreement dated December 19, 2000, the Company received a loan of $250 ($375 Canadian) from an affiliate, Manulife Hungary Holdings KFT ("MHH"). The maturity date with respect to any advances is set at 365 days after the date of the advancement. Interest on the loan is calculated at the fluctuating rate to be equivalent to LIBOR plus 25 basis points and is payable quarterly starting March 28, 2001. The loan has been renewed until December 19, 2002. On August 7, 2001, the Company repaid $100 ($150 Canadian) of this loan.

         Pursuant to a grid promissory note and a credit agreement dated August 7, 2001, MNA received a loan of $100 ($150 Canadian) from MHH. The maturity date with respect to any advances is set at 365 days after the date of the advancement. Interest on the loan is calculated at the fluctuating rate to be equivalent to LIBOR plus 32.5 basis points and is payable quarterly starting December 28, 2001.

         Pursuant to a grid promissory note dated May 11, 2001, the Company loaned $20 to MRL. Principal and accrued interest are payable on May 11, 2006. Interest on the load is calculated at an annual rate of interest equal to LIBOR plus 60 basis points annually starting June 15, 2001.

13.      REINSURANCE

         In the normal course of business, the Company assumes and cedes reinsurance as a party to several reinsurance treaties with major unrelated insurance companies. The Company remains liable for amounts ceded in the event that reinsurers do not meet their obligations.

         The effects of reinsurance on premiums with unrelated insurance companies were as follows:

FOR THE YEARS ENDED DECEMBER 31
($ millions)                          2001        2000        1999
------------------------------------------------------------------
Direct premiums                      $ 969       $ 963       $ 976

Reinsurance assumed                     14          14          12

Reinsurance ceded                     (189)       (163)       (107)
------------------------------------------------------------------
TOTAL PREMIUMS                       $ 794       $ 814       $ 881
------------------------------------------------------------------

         Reinsurance recoveries on ceded reinsurance contracts were $204, $187, and $33 during 2001, 2000 and 1999, respectively.

14.      CONTINGENCIES & COMMITMENTS

         The Company and its subsidiaries are subject to legal actions arising in the ordinary course of business. These legal actions are not expected to have a material adverse effect on the consolidated financial position of the Company.

         During the year, the Company entered into an office ground lease agreement, which expires on September 20, 2096. The terms of the lease provide for adjustments in future periods with the minimum aggregate rental commitments for the next five years as follows: $0 for 2002 and 2003, and $2 for 2004 and thereafter. There was no other material operating leases in existence as at the end of 2001.

15.      SUBSEQUENT EVENT

         Effective on January 1, 2002, all of the operations of MRC and all of the operations of MNA were merged with and into the operations of ManUSA. On the same day, all of the inforce operations of MLA were transferred to the Company by way of an assumption reinsurance agreement and dividend declarations. As a result of this reorganization, products previously sold and administered under the name of MRC, MNA, and MLA are now offered and administered under the name of ManUSA. Under the new organizational structure, surplus of the Company would increase by approximately $369.

         Also on January 1, 2002, the operations of Manulife-Wood Logan Holding Co., Inc., Manulife Wood Logan, Inc., and Manulife Holding Corporation, all subsidiaries of ManUSA, were liquidated into the Company.

The Manufacturers Life Insurance Company (U.S.A.)
Separate Account A (formerly known as The Manufacturers
Life Insurance Company of America Separate Account Three)

Audited Financial Statements

Years ended December 31, 2001 and 2000 with Report of Independent Auditors

              The Manufacturers Life Insurance Company (U.S.A.)
           Separate Account A (formerly known as The Manufacturers
          Life Insurance Company of America Separate Account Three)

                          Audited Financial Statements

                     Years ended December 31, 2001 and 2000



                                    CONTENTS

Report of Independent Auditors...............................................  1

Audited Financial Statements

Statement of Assets and Contract Owners' Equity..............................  2
Statements of Operations and Changes in Contract Owners' Equity..............  4
Notes to Financial Statements...............................................  27

                         Report of Independent Auditors



To the Contract Owners of
The Manufacturers Life Insurance Company (U.S.A.)
    Separate Account A (formerly known as The Manufacturers
    Life Insurance Company of America Separate Account Three)

We have audited the accompanying statement of assets and contract owners' equity of The Manufacturers Life Insurance Company (U.S.A.) Separate Account A (formerly known as The Manufacturers Life Insurance Company of America Separate Account Three) as of December 31, 2001 and the related statements of operations and changes in contract owners' equity for each of the periods presented herein. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Manufacturers Life Insurance Company of America Separate Account Three at December 31, 2001, and the results of its operations and the changes in its contract owners' equity for each of the periods presented herein, in conformity with accounting principles generally accepted in the United States.

                                                           /s/ Ernst & Young LLP

Philadelphia, Pennsylvania
February 1, 2002

               The Manufacturers Life Insurance Company (U.S.A.)
            Separate Account A (formerly known as The Manufacturers
           Life Insurance Company of America Separate Account Three)

               Statement of Assets and Contract Owners' Equity

                              December 31, 2001


ASSETS
Investments at fair value:
    Sub-Accounts:
        Aggressive Growth Trust - 532,356 shares (cost $9,835,157)                            $ 7,037,748
        All Cap Growth Trust - 1,163,381 shares (cost $24,961,264)                             17,159,871
        All Cap Value Trust - 33,816 shares (cost $398,844)                                       426,415
        Balanced Trust - 2,280,977 shares (cost $39,858,805)                                   30,975,672
        Blue Chip Growth Trust - 2,282,080 shares (cost $43,520,512)                           36,125,334
        Capital Appreciation Trust - 33,502 shares (cost $298,031)                                299,845
        Capital Opportunities Trust - 33,938 shares (cost $356,890)                               363,137
        Core Value Trust - 4,174 shares (cost $46,738)                                             49,540
        Diversified Bond Trust - 626,887 shares (cost $6,515,635)                               6,638,730
        Dynamic Growth Trust - 415,250 shares (cost $2,945,188)                                 1,976,588
        Emerging Small Company Trust - 2,695,522 shares (cost $69,953,394)                     70,245,302
        Equity Income Trust - 2,083,938 shares (cost $33,288,979)                              31,529,986
        Equity Index Trust - 4,636,699 shares (cost $74,970,564)                               64,913,790
        Financial Services Trust - 27,015 shares (cost $306,789)                                  314,189
        Fundamental Value Trust - 174,799 shares (cost $2,044,734)                              2,050,391
        Global Bond Trust - 110,606 shares (cost $1,272,585)                                    1,269,754
        Global Equity Trust - 824,245 shares (cost $11,675,591)                                10,715,183
        Global Equity Select Trust - 1,073 shares (cost $11,678)                                   13,095
        Growth Trust - 1,043,823 shares (cost $22,146,475)                                     14,561,330
        Growth and Income Trust - 2,162,744 shares (cost $58,321,088)                          51,711,198
        Health Sciences Trust - 75,141 shares (cost $971,934)                                   1,017,414
        High Grade Bond Trust - 12,710 shares (cost $164,193)                                     158,625
        High Yield Trust - 624,660 shares (cost $6,570,619)                                     6,171,637
        Income and Value Trust - 816,935 shares (cost $9,088,622)                               8,275,552
        International Equity Select Trust - 969 shares (cost $11,429)                              11,647
        International Index Trust - 91,077 shares (cost $857,102)                                 775,973
        International Small Cap Trust - 394,972 shares (cost $4,452,287)                        4,463,179
        International Stock Trust - 2,325,427 shares (cost $24,585,263)                        22,300,841
        International Value Trust - 310,830 shares (cost $3,208,402)                            3,276,153
        Internet Technologies Trust - 218,501 shares (cost $1,333,582)                            828,119
        Investment Quality Bond Trust - 2,502,484 shares (cost $29,095,224)                    29,654,435
        Large Cap Growth Trust - 1,526,714 shares (cost $20,535,042)                           15,099,204
        Lifestyle Aggressive 1000 Trust - 513,652 shares (cost $6,402,873)                      5,311,159
        Lifestyle Balanced 640 Trust - 1,184,854 shares (cost $15,164,099)                     14,004,976
        Lifestyle Conservative 280 Trust - 34,821 shares (cost $446,446)                          450,589
        Lifestyle Growth 820 Trust - 2,307,669 shares (cost $29,916,023)                       25,961,272
        Lifestyle Moderate 460 Trust - 199,584 shares (cost $2,548,853)                         2,416,964

              The Manufacturers Life Insurance Company (U.S.A.)
           Separate Account A (formerly known as The Manufacturers
          Life Insurance Company of America Separate Account Three)

                 Statement of Assets and Contract Owners' Equity

                                December 31, 2001

ASSETS (CONTINUED)
Investments at fair value:
    Sub-Accounts:
        Mid Cap Growth Trust - 52,743 shares (cost $555,878)                               $    552,215
        Mid Cap Index Trust - 195,050 shares (cost $2,467,406)                                2,500,541
        Mid Cap Opportunities Trust - 55,599 shares (cost $536,731)                             588,792
        Mid Cap Stock Trust - 330,092 shares (cost $3,511,792)                                3,555,087
        Mid Cap Value Trust - 130,612 shares (cost $1,630,371)                                1,705,795
        Money Market Trust - 8,395,582 shares (cost $83,955,822)                             83,955,822
        Overseas Trust - 738,507 shares (cost $6,284,861)                                     6,321,622
        Pacific Rim Emerging Markets Trust - 1,142,903 shares (cost $8,151,386)               7,600,304
        Quantitative Equity Trust - 3,044,000 shares (cost $68,119,891)                      52,356,792
        Quantitative Mid Cap Trust - 22,937 shares (cost $223,237)                              233,954
        Real Estate Securities Trust - 1,527,185 shares (cost $23,871,452)                   23,701,906
        Science and Technology Trust - 1,685,974 shares (cost $40,385,596)                   21,631,041
        Select Growth Trust - 2,599 shares (cost $28,545)                                        30,872
        Small Cap Index Trust - 213,313 shares (cost $2,411,914)                              2,406,173
        Small Company Blend Trust - 363,471 shares (cost $3,820,492)                          3,990,916
        Small Company Value Trust - 426,133 shares (cost $5,521,216)                          5,880,631
        Small Mid Cap Trust - 1,906 shares (cost $20,977)                                        22,773
        Small Mid Cap Growth Trust - 612 shares (cost $6,755)                                     6,810
        Strategic Bond Trust - 548,490 shares (cost $5,936,756)                               5,890,786
        Strategic Growth Trust - 58,133 shares (cost $641,673)                                  640,623
        Strategic Opportunities Trust - 2,473,091 shares (cost $43,977,722)                  31,259,873
        Tactical Allocation Trust - 45,146 shares (cost $531,262)                               453,266
        Telecommunications Trust - 8,021 shares (cost $64,405)                                   63,603
        Total Return Trust - 520,519 shares (cost $7,159,981)                                 7,224,802
        Total Stock Market Index Trust - 231,803 shares (cost $2,327,017)                     2,269,349
        U.S. Government Securities Trust - 621,247 shares (cost $8,323,333)                   8,523,508
        U.S. Large Cap Value Trust - 899,112 shares (cost $11,515,723)                       11,337,798
        Utilities Trust - 10,013 shares (cost $108,179)                                          93,121
        Value Trust - 877,581 shares (cost $13,436,645)                                      14,453,761
        500 Index Trust - 1,376,837 shares (cost $14,220,359)                                13,506,774
                                                                                           ------------
Total assets                                                                               $801,314,147
                                                                                           ============
CONTRACT OWNERS' EQUITY
Variable life contracts                                                                    $801,314,147
                                                                                           ============

See accompanying notes.

               The Manufacturers Life Insurance Company (U.S.A.)
            Separate Account A (formerly known as The Manufacturers
           Life Insurance Company of America Separate Account Three)

         Statements of Operations and Changes in Contract Owners' Equity

                                                                              SUB-ACCOUNT
                                              ---------------------------------------------------------------------------
                                                   AGGRESSIVE GROWTH TRUST                     ALL CAP GROWTH TRUST
                                              ---------------------------------         ---------------------------------
                                               YEAR ENDED           YEAR ENDED           YEAR ENDED           YEAR ENDED
                                               DEC. 31/01           DEC. 31/00           DEC. 31/01           DEC. 31/00
                                              ------------         ------------         ------------         ------------
Income:
Net investment income during the year         $       --           $      --            $    998,403         $  1,203,584
Realized gain (loss) during the year              (276,574)             781,308             (510,682)           1,755,854
Unrealized appreciation (depreciation)
   during the year                              (1,883,802)          (1,388,722)          (5,318,988)          (5,835,143)
                                              ------------         ------------         ------------         ------------
Net increase (decrease) in assets from
   operations                                   (2,160,376)            (607,414)          (4,831,267)          (2,875,705)
                                              ------------         ------------         ------------         ------------
Changes from principal transactions:
    Transfer of net premiums                     2,281,980            2,881,144            3,956,889            5,299,576
    Transfer on terminations                      (523,329)            (306,391)          (1,517,045)          (1,097,397)
    Transfer on policy loans                       (10,538)             (53,389)             (29,837)            (261,519)
    Net interfund transfers                         45,823            3,030,368              628,230            3,919,834
                                              ------------         ------------         ------------         ------------
Net increase (decrease) in assets from
    principal transactions                       1,793,936            5,551,732            3,038,237            7,860,494
                                              ------------         ------------         ------------         ------------

Total increase (decrease) in assets               (366,440)           4,944,318           (1,793,030)           4,984,789

Assets beginning of year                         7,404,188            2,459,870           18,952,901           13,968,112
                                              ------------         ------------         ------------         ------------
Assets end of year                            $  7,037,748         $  7,404,188         $ 17,159,871         $ 18,952,901
                                              ============         ============         ============         ============

* Reflects the period from commencement of operations May 1, 2001 through December 31, 2001.

See accompanying notes.

                                                    SUB-ACCOUNT
---------------------------------------------------------------------------------------------------------------------
ALL CAP VALUE                                                                                        CAPITAL APPRECIATION
   TRUST                       BALANCED TRUST                        BLUE CHIP GROWTH TRUST                  TRUST
------------         ---------------------------------         ---------------------------------         ------------
PERIOD ENDED          YEAR ENDED           YEAR ENDED           YEAR ENDED           YEAR ENDED          PERIOD ENDED
DEC. 31/01*           DEC. 31/01           DEC. 31/00           DEC. 31/01           DEC. 31/00           DEC. 31/01*
------------         ------------         ------------         ------------         ------------         ------------
$         75         $    713,899         $  1,922,658         $  2,422,196         $  1,256,181         $       --
        (953)            (899,745)             720,883              (52,580)           1,099,991               (3,268)

      27,571           (3,301,218)          (6,253,446)          (7,668,299)          (3,834,145)               1,814
------------         ------------         ------------         ------------         ------------         ------------
      26,693           (3,487,064)          (3,609,905)          (5,298,683)          (1,477,973)              (1,454)
------------         ------------         ------------         ------------         ------------         ------------

      95,130            3,553,693            4,618,303            9,261,206           10,092,471              120,978
      (7,785)          (3,771,443)          (5,579,871)          (3,366,434)          (2,477,865)              (6,905)
        --                 16,306             (296,021)             (24,895)            (326,876)                --
     312,377             (910,650)          (4,910,092)             526,751            3,417,891              187,226
------------         ------------         ------------         ------------         ------------         ------------
     399,722           (1,112,094)          (6,167,681)           6,396,628           10,705,621              301,299
------------         ------------         ------------         ------------         ------------         ------------
     426,415           (4,599,158)          (9,777,586)           1,097,945            9,227,648              299,845

        --             35,574,830           45,352,416           35,027,389           25,799,741                 --
------------         ------------         ------------         ------------         ------------         ------------
$    426,415         $ 30,975,672         $ 35,574,830         $ 36,125,334         $ 35,027,389         $    299,845
============         ============         ============         ============         ============         ============

              The Manufacturers Life Insurance Company (U.S.A.)
           Separate Account A (formerly known as The Manufacturers
          Life Insurance Company of America Separate Account Three)

   Statements of Operations and Changes in Contract Owners' Equity (continued)

                                                                             SUB-ACCOUNT
                                              -----------------------------------------------------------------------
                                          CAPITAL OPPORTUNITIES   CORE VALUE
                                                 TRUST               TRUST               DIVERSIFIED BOND TRUST
                                              -----------------------------------------------------------------------
                                              PERIOD ENDED        PERIOD ENDED        YEAR ENDED           YEAR ENDED
                                              DEC. 31/01*         DEC. 31/01**        DEC. 31/01           DEC. 31/00
                                              -----------         -----------         -----------         -----------
Income:
Net investment income during the year         $      --           $       123         $   228,405         $   236,515
Realized gain (loss) during the year               (3,137)                 46             (51,790)            (34,002)
Unrealized appreciation (depreciation)
   during the year                                  6,247               2,802             124,248              45,990
                                              -----------         -----------         -----------         -----------
Net increase (decrease) in assets from
   operations                                       3,110               2,971             300,863             248,503
                                              -----------         -----------         -----------         -----------
Changes from principal transactions:
    Transfer of net premiums                      111,183               2,313           1,625,526             815,715
    Transfer on terminations                        2,937                (830)           (338,697)           (127,254)
    Transfer on policy loans                         --                  --               (18,695)            (39,836)
    Net interfund transfers                       245,907              45,086           1,805,608             623,649
                                              -----------         -----------         -----------         -----------
Net increase (decrease) in assets from
    principal transactions                        360,027              46,569           3,073,742           1,272,274
                                              -----------         -----------         -----------         -----------
Total increase (decrease) in assets               363,137              49,540           3,374,605           1,520,777

Assets beginning of year                             --                  --             3,264,125           1,743,348
                                              -----------         -----------         -----------         -----------
Assets end of year                            $   363,137         $    49,540         $ 6,638,730         $ 3,264,125
                                              ===========         ===========         ===========         ===========

* Reflects the period from commencement of operations May 1, 2001 through December 31, 2001.
** Reflects the period from commencement of operations July 16, 2001 through December 31, 2001.
*** Reflects the period from commencement of operations May 2, 2000 through December 31, 2000.

See accompanying notes.

                                                        SUB-ACCOUNT
---------------------------------------------------------------------------------------------------------------------------
                                                      EMERGING SMALL
        DYNAMIC GROWTH TRUST                          COMPANY TRUST                             EQUITY INCOME TRUST
---------------------------------------------------------------------------------------------------------------------------
  YEAR ENDED          PERIOD ENDED           YEAR ENDED            YEAR ENDED            YEAR ENDED            YEAR ENDED
  DEC. 31/01          DEC. 31/00***          DEC. 31/01            DEC. 31/00            DEC. 31/01            DEC. 31/00
-------------         -------------         -------------         -------------         -------------         -------------
$       2,669         $        --           $   2,989,181         $  10,861,111         $   3,013,469         $   2,760,281
     (362,746)              (34,245)              523,643             6,301,844               165,555               (80,630)

     (438,379)             (530,220)          (24,618,446)          (20,697,016)           (2,788,075)              150,879
-------------         -------------         -------------         -------------         -------------         -------------

     (798,456)             (564,465)          (21,105,622)           (3,534,061)              390,949             2,830,530
-------------         -------------         -------------         -------------         -------------         -------------

      690,350             1,038,582             8,226,969            10,324,298             4,698,752             3,349,523
     (127,695)             (116,055)           (7,911,365)          (11,469,437)           (2,328,113)           (1,273,761)
      (28,461)              (44,428)             (330,245)           (1,229,828)              (50,148)              (53,101)
      759,188             1,168,028            (2,344,218)           (2,950,927)            2,870,548              (900,697)
-------------         -------------         -------------         -------------         -------------         -------------

    1,293,382             2,046,127            (2,358,859)           (5,325,894)            5,191,039             1,121,964
-------------         -------------         -------------         -------------         -------------         -------------

      494,926             1,481,662           (23,464,481)           (8,859,955)            5,581,988             3,952,494

    1,481,662                  --              93,709,783           102,569,738            25,947,998            21,995,504
-------------         -------------         -------------         -------------         -------------         -------------
$   1,976,588         $   1,481,662         $  70,245,302         $  93,709,783         $  31,529,986         $  25,947,998
=============         =============         =============         =============         =============         =============

              The Manufacturers Life Insurance Company (U.S.A.)
           Separate Account A (formerly known as The Manufacturers
          Life Insurance Company of America Separate Account Three)

   Statements of Operations and Changes in Contract Owners' Equity (continued)

                                                                              SUB-ACCOUNT
                                              ---------------------------------------------------------------------------
                                                                                    FINANCIAL SERVICES       FUNDAMENTAL
                                                      EQUITY INDEX TRUST                   TRUST             VALUE TRUST
                                              ---------------------------------------------------------------------------
                                               YEAR ENDED           YEAR ENDED          PERIOD ENDED         PERIOD ENDED
                                               DEC. 31/01           DEC. 31/00           DEC. 31/01*          DEC. 31/01*
                                              ------------         ------------         ------------         ------------
Income:
Net investment income during the year         $  1,793,940         $    221,869         $         86         $       --
Realized gain (loss) during the year               319,126            2,696,756               (4,404)              (4,158)
Unrealized appreciation (depreciation)
   during the year                             (11,632,054)         (10,555,450)               7,400                5,656
                                              ------------         ------------         ------------         ------------
Net increase (decrease) in assets from
   operations                                   (9,518,988)          (7,636,825)               3,082                1,498
                                              ------------         ------------         ------------         ------------
Changes from principal transactions:

    Transfer of net premiums                    10,090,870           15,766,592               77,874              347,214
    Transfer on terminations                    (6,060,140)          (6,954,587)              (8,872)             (41,760)
    Transfer on policy loans                      (122,471)            (248,765)                (746)              (2,237)
    Net interfund transfers                     (3,841,934)          (1,523,237)             242,851            1,745,676
                                              ------------         ------------         ------------         ------------
Net increase (decrease) in assets from
    principal transactions                          66,325            7,040,003              311,107            2,048,893
                                              ------------         ------------         ------------         ------------
Total increase (decrease) in assets             (9,452,663)            (596,822)             314,189            2,050,391

Assets beginning of year                        74,366,453           74,963,275                 --                   --
                                              ------------         ------------         ------------         ------------
Assets end of year                            $ 64,913,790         $ 74,366,453         $    314,189         $  2,050,391
                                              ============         ============         ============         ============

* Reflects the period from commencement of operations May 1, 2001 through December 31, 2001.
** Reflects the period from commencement of operations July 16, 2001 through December 31, 2001.

See accompanying notes.

                                         SUB-ACCOUNT
------------------------------------------------------------------------------------------------
                                                                                   GLOBAL EQUITY
         GLOBAL BOND TRUST                       GLOBAL EQUITY TRUST                SELECT TRUST
------------------------------------------------------------------------------------------------
 YEAR ENDED           YEAR ENDED           YEAR ENDED           YEAR ENDED          PERIOD ENDED
 DEC. 31/01           DEC. 31/00           DEC. 31/01           DEC. 31/00          DEC. 31/01**
------------         ------------         ------------         ------------         ------------
$       --           $     18,358         $  1,777,032         $  1,026,287         $       --
      (3,942)              (7,326)          (1,809,979)            (631,106)                  32

       1,055                4,720           (1,826,021)             740,951                1,417
------------         ------------         ------------         ------------         ------------

      (2,887)              15,752           (1,858,968)           1,136,132                1,449
------------         ------------         ------------         ------------         ------------

     513,599              220,199            2,464,096            2,106,572                 --
     (75,372)             (33,905)          (1,351,234)            (515,552)                (343)
        (121)              (2,085)             (21,958)             (14,792)                --
     100,923              (39,466)             305,763            1,068,265               11,989
------------         ------------         ------------         ------------         ------------

     539,029              144,743            1,396,667            2,644,493               11,646
------------         ------------         ------------         ------------         ------------

     536,142              160,495             (462,301)           3,780,625               13,095

     733,612              573,117           11,177,484            7,396,859                 --
------------         ------------         ------------         ------------         ------------
$  1,269,754         $    733,612         $ 10,715,183         $ 11,177,484         $     13,095
============         ============         ============         ============         ============

              The Manufacturers Life Insurance Company (U.S.A.)
           Separate Account A (formerly known as The Manufacturers
          Life Insurance Company of America Separate Account Three)

   Statements of Operations and Changes in Contract Owners' Equity (continued)

                                                                              SUB-ACCOUNT
                                              ---------------------------------------------------------------------------
                                                         GROWTH TRUST                       GROWTH AND INCOME TRUST
                                              ---------------------------------         ---------------------------------
                                               YEAR ENDED           YEAR ENDED           YEAR ENDED           YEAR ENDED
                                               DEC. 31/01           DEC. 31/00           DEC. 31/01           DEC. 31/00
                                              ------------         ------------         ------------         ------------
Income:
Net investment income during the year         $       --           $  1,603,161         $  2,743,694         $  3,025,404
Realized gain (loss) during the year            (1,453,148)             695,686              551,538              985,560
Unrealized appreciation (depreciation)
   during the year                              (2,298,076)          (8,128,839)          (9,504,160)          (7,885,806)
                                              ------------         ------------         ------------         ------------
Net increase (decrease) in assets from
   operations                                   (3,751,224)          (5,829,992)          (6,208,928)          (3,874,842)
                                              ------------         ------------         ------------         ------------
Changes from principal transactions:

    Transfer of net premiums                     4,107,592            6,069,409            9,769,331           11,665,612
    Transfer on terminations                    (1,766,097)          (1,297,222)          (4,241,463)          (3,632,508)
    Transfer on policy loans                       (20,212)            (120,470)            (138,888)            (666,144)
    Net interfund transfers                       (491,472)           3,009,403               34,361            1,931,597
                                              ------------         ------------         ------------         ------------
Net increase (decrease) in assets from
    principal transactions                       1,829,811            7,661,120            5,423,341            9,298,557
                                              ------------         ------------         ------------         ------------

Total increase (decrease) in assets             (1,921,413)           1,831,128             (785,587)           5,423,715

Assets beginning of year                        16,482,743           14,651,615           52,496,785           47,073,070
                                              ------------         ------------         ------------         ------------
Assets end of year                            $ 14,561,330         $ 16,482,743         $ 51,711,198         $ 52,496,785
                                              ============         ============         ============         ============

* Reflects the period from commencement of operations May 1, 2001 through December 31, 2001.
** Reflects the period from commencement of operations July 16, 2001 through December 31, 2001.

See accompanying notes.

                                                  SUB-ACCOUNT
---------------------------------------------------------------------------------------------------------------
HEALTH SCIENCES      HIGH GRADE
   TRUST             BOND TRUST                 HIGH YIELD TRUST                    INCOME AND VALUE TRUST
---------------------------------------------------------------------------------------------------------------
PERIOD ENDED        PERIOD ENDED        YEAR ENDED          YEAR ENDED          YEAR ENDED           YEAR ENDED
DEC. 31/01*         DEC. 31/01**        DEC. 31/01          DEC. 31/00          DEC. 31/01           DEC. 31/00
-----------         -----------         -----------         -----------         -----------         -----------
$      --           $     5,145         $   499,808         $    14,646         $   315,493         $ 1,092,315

       (530)                 36            (929,040)            (62,640)           (145,567)            (16,392)

     45,481              (5,568)            126,462            (346,754)            (68,156)           (833,733)
-----------         -----------         -----------         -----------         -----------         -----------

     44,951                (387)           (302,770)           (394,748)            101,770             242,190
-----------         -----------         -----------         -----------         -----------         -----------

    328,733              85,889           1,141,776           1,336,937           1,711,255           1,131,379

     (7,534)             (3,708)           (337,768)           (275,933)           (688,096)           (459,846)
       (746)               --               (16,667)            (56,383)              3,689             (15,719)
    652,010              76,831           1,071,298             182,737           1,164,672             329,751
-----------         -----------         -----------         -----------         -----------         -----------

    972,463             159,012           1,858,639           1,187,358           2,191,520             985,565
-----------         -----------         -----------         -----------         -----------         -----------

  1,017,414             158,625           1,555,869             792,610           2,293,290           1,227,755

       --                  --             4,615,768           3,823,158           5,982,262           4,754,507
-----------         -----------         -----------         -----------         -----------         -----------
$ 1,017,414         $   158,625         $ 6,171,637         $ 4,615,768         $ 8,275,552         $ 5,982,262
===========         ===========         ===========         ===========         ===========         ===========

              The Manufacturers Life Insurance Company (U.S.A.)
           Separate Account A (formerly known as The Manufacturers
          Life Insurance Company of America Separate Account Three)

   Statements of Operations and Changes in Contract Owners' Equity (continued)

                                                                        SUB-ACCOUNT
                                                  -----------------------------------------------------
                                             INTERNATIONAL EQUITY
                                                 SELECT TRUST            INTERNATIONAL INDEX TRUST
                                                  -----------------------------------------------------
                                                 PERIOD ENDED          YEAR ENDED           PERIOD ENDED
                                                 DEC. 31/01**          DEC. 31/01           DEC. 31/00***
                                                  ---------             ---------             ---------
Income:
Net investment income during the year             $    --               $   8,893             $   2,220
Realized gain (loss) during the year                   --                 (29,221)                 (982)
Unrealized appreciation (depreciation)
   during the year                                      218               (74,519)               (6,610)
                                                  ---------             ---------             ---------
Net increase (decrease) in assets from
   operations                                           218               (94,847)               (5,372)
                                                  ---------             ---------             ---------
Changes from principal transactions:

    Transfer of net premiums                          1,388               494,384               125,117
    Transfer on terminations                            (91)              (40,269)               (5,611)
    Transfer on policy loans                           --                  (2,092)               (6,792)
    Net interfund transfers                          10,132               259,859                51,596
                                                  ---------             ---------             ---------
Net increase (decrease) in assets from
    principal transactions                           11,429               711,882               164,310
                                                  ---------             ---------             ---------

Total increase (decrease) in assets                  11,647               617,035               158,938

Assets beginning of year                               --                 158,938                  --
                                                  ---------             ---------             ---------
Assets end of year                                $  11,647             $ 775,973             $ 158,938
                                                  =========             =========             =========

** Reflects the period from commencement of operations July 16, 2001 through December 31, 2001.
*** Reflects the period from commencement of operations May 2, 2000 through December 31, 2000.

See accompanying notes.

                                                      SUB-ACCOUNT
---------------------------------------------------------------------------------------------------------------------
  INTERNATIONAL SMALL CAP TRUST               INTERNATIONAL STOCK TRUST                 INTERNATIONAL VALUE TRUST
---------------------------------         ---------------------------------         ---------------------------------
 YEAR ENDED           YEAR ENDED           YEAR ENDED           YEAR ENDED           YEAR ENDED           YEAR ENDED
 DEC. 31/01           DEC. 31/00           DEC. 31/01           DEC. 31/00           DEC. 31/01           DEC. 31/00
------------         ------------         ------------         ------------         ------------         ------------
$       --           $  1,275,987         $  1,090,518         $    141,854         $     54,398         $      4,865

  (3,288,079)            (941,463)          (7,216,325)           1,979,909             (210,611)             (24,646)

   1,314,459           (2,864,772)             365,926           (7,021,945)              34,326                 (339)
------------         ------------         ------------         ------------         ------------         ------------

  (1,973,620)          (2,530,248)          (5,759,881)          (4,900,182)            (121,887)             (20,120)
------------         ------------         ------------         ------------         ------------         ------------

   1,084,447            2,151,313            3,898,723            4,769,383              950,753              970,793
    (413,237)            (399,289)          (2,219,458)          (2,042,903)            (169,012)             (57,439)
     (14,848)            (227,364)               1,343             (319,996)                 577               (6,340)
    (844,387)           2,099,442             (282,829)             306,879            1,002,770              268,631
------------         ------------         ------------         ------------         ------------         ------------

    (188,025)           3,624,102            1,397,779            2,713,363            1,785,088            1,175,645
------------         ------------         ------------         ------------         ------------         ------------

  (2,161,645)           1,093,854           (4,362,102)          (2,186,819)           1,663,201            1,155,525

   6,624,824            5,530,970           26,662,943           28,849,762            1,612,952              457,427
------------         ------------         ------------         ------------         ------------         ------------
$  4,463,179         $  6,624,824         $ 22,300,841         $ 26,662,943         $  3,276,153         $  1,612,952
============         ============         ============         ============         ============         ============

              The Manufacturers Life Insurance Company (U.S.A.)
           Separate Account A (formerly known as The Manufacturers
          Life Insurance Company of America Separate Account Three)

   Statements of Operations and Changes in Contract Owners' Equity (continued)

                                                                             SUB-ACCOUNT
                                              ---------------------------------------------------------------------------
                                                   INTERNET TECHNOLOGIES                    INVESTMENT QUALITY BOND
                                                           TRUST                                      TRUST
                                              ---------------------------------         ---------------------------------
                                               YEAR ENDED          PERIOD ENDED          YEAR ENDED           YEAR ENDED
                                               DEC. 31/01          DEC. 31/00***         DEC. 31/01           DEC. 31/00
                                              ------------         ------------         ------------         ------------
Income:
Net investment income during the year         $       --           $       --           $  1,683,400         $  1,764,230
Realized gain (loss) during the year              (208,650)                (156)             (24,658)             (65,106)
Unrealized appreciation (depreciation)
   during the year                                 (88,889)            (416,574)             313,096              543,010
                                              ------------         ------------         ------------         ------------
Net increase (decrease) in assets from
   operations                                     (297,539)            (416,730)           1,971,838            2,242,134
                                              ------------         ------------         ------------         ------------
Changes from principal transactions:

    Transfer of net premiums                       546,771              613,893            3,770,528            3,717,837
    Transfer on terminations                       (79,753)             (49,773)          (3,002,758)          (2,138,923)
    Transfer on policy loans                       (24,220)              (4,746)              81,759             (183,365)
    Net interfund transfers                         38,743              501,473              266,094             (247,524)
                                              ------------         ------------         ------------         ------------
Net increase (decrease) in assets from
    principal transactions                         481,541            1,060,847            1,115,623            1,148,025
                                              ------------         ------------         ------------         ------------

Total increase (decrease) in assets                184,002              644,117            3,087,461            3,390,159

Assets beginning of year                           644,117                 --             26,566,974           23,176,815
                                              ------------         ------------         ------------         ------------
Assets end of year                            $    828,119         $    644,117         $ 29,654,435         $ 26,566,974
                                              ============         ============         ============         ============

*** Reflects the period from commencement of operations May 2, 2000 through December 31, 2000.

See accompanying notes.

                                                     SUB-ACCOUNT
---------------------------------------------------------------------------------------------------------------------
         LARGE CAP GROWTH                     LIFESTYLE AGGRESSIVE 1000                   LIFESTYLE BALANCED 640
              TRUST                                    TRUST                                      TRUST
---------------------------------         ---------------------------------         ---------------------------------
 YEAR ENDED           YEAR ENDED           YEAR ENDED           YEAR ENDED           YEAR ENDED           YEAR ENDED
 DEC. 31/01           DEC. 31/00           DEC. 31/01           DEC. 31/00           DEC. 31/01           DEC. 31/00
------------         ------------         ------------         ------------         ------------         ------------
$    543,947         $  1,441,638         $    388,350         $    216,326         $    840,004         $    569,650
    (336,972)              21,675             (133,768)              (9,437)             (20,180)              86,155

  (2,863,856)          (3,593,685)            (953,443)            (443,010)          (1,277,862)            (472,949)
  ----------           ----------             --------             --------           ----------             --------
  (2,656,881)          (2,130,372)            (698,861)            (236,121)            (458,038)             182,856
  ----------           ----------             --------             --------             --------              -------

   4,635,266            4,930,460            1,704,419            1,402,412            4,382,335            3,308,556
  (1,385,959)            (935,574)            (497,645)            (465,958)          (1,205,129)            (883,442)
     (28,148)            (149,564)             (10,477)              (1,220)             (34,338)            (122,975)
   1,438,904            4,710,968              162,573               (2,198)           1,404,753             (805,706)
   ---------            ---------              -------               -------           ---------             --------
   4,660,063            8,556,290            1,358,870              933,036            4,547,621            1,496,433
   ---------            ---------            ---------              -------            ---------            ---------
   2,003,182            6,425,918              660,009              696,915            4,089,583            1,679,289

  13,096,022            6,670,104            4,651,150            3,954,235            9,915,393            8,236,104
------------         ------------         ------------         ------------         ------------         ------------
$ 15,099,204         $ 13,096,022         $  5,311,159         $  4,651,150         $ 14,004,976         $  9,915,393
============         ============         ============         ============         ============         ============

              The Manufacturers Life Insurance Company (U.S.A.)
           Separate Account A (formerly known as The Manufacturers
          Life Insurance Company of America Separate Account Three)

   Statements of Operations and Changes in Contract Owners' Equity (continued)

                                                                              SUB-ACCOUNT
                                              ---------------------------------------------------------------------------
                                                 LIFESTYLE CONSERVATIVE 280                    LIFESTYLE GROWTH 820
                                                            TRUST                                     TRUST
                                              ---------------------------------         ---------------------------------
                                               YEAR ENDED           YEAR ENDED           YEAR ENDED           YEAR ENDED
                                               DEC. 31/01           DEC. 31/00           DEC. 31/01           DEC. 31/00
                                              ------------         ------------         ------------         ------------
Income:
Net investment income during the year         $      7,507         $     13,788         $  2,133,146         $  1,673,771
Realized gain (loss) during the year                (2,326)                (844)            (779,392)              79,771
Unrealized appreciation (depreciation)
   during the year                                   3,395                2,739           (3,528,898)          (2,474,203)
                                              ------------         ------------         ------------         ------------
Net increase (decrease) in assets from
   operations                                        8,576               15,683           (2,175,144)            (720,661)
                                              ------------         ------------         ------------         ------------
Changes from principal transactions:

    Transfer of net premiums                       374,546               30,443            7,605,366            5,916,596
    Transfer on terminations                       (27,728)              (9,144)          (4,069,271)          (2,038,161)
    Transfer on policy loans                          --                   --                256,322             (134,239)
    Net interfund transfers                       (127,414)              70,433              522,569              127,472
                                              ------------         ------------         ------------         ------------
Net increase (decrease) in assets from
    principal transactions                         219,404               91,732            4,314,986            3,871,668
                                              ------------         ------------         ------------         ------------

Total increase (decrease) in assets                227,980              107,415            2,139,842            3,151,007

Assets beginning of year                           222,609              115,194           23,821,430           20,670,423
                                              ------------         ------------         ------------         ------------
Assets end of year                            $    450,589         $    222,609         $ 25,961,272         $ 23,821,430
                                              ============         ============         ============         ============

* Reflects the period from commencement of operations May 1, 2001 through December 31, 2001.
*** Reflects the period from commencement of operations May 2, 2000 through December 31, 2000.

See accompanying notes.

                                                   SUB-ACCOUNT
---------------------------------------------------------------------------------------------------------------
    LIFESTYLE MODERATE 460                MID CAP                                           MID CAP OPPORTUNITIES
             TRUST                      GROWTH TRUST              MID CAP INDEX TRUST                 TRUST
---------------------------------------------------------------------------------------------------------------
 YEAR ENDED          YEAR ENDED         PERIOD ENDED        YEAR ENDED         PERIOD ENDED         PERIOD ENDED
 DEC. 31/01          DEC. 31/00         DEC. 31/01*         DEC. 31/01         DEC. 31/00***        DEC. 31/01*
-----------         -----------         -----------         -----------         -----------         -----------
$   110,107         $   164,841         $        --         $    15,781         $     9,975         $        --


    (36,040)             (8,201)             (7,118)            (80,613)              2,568              (1,753)

    (89,626)            (93,118)             (3,663)             38,888              (5,753)             52,061
-----------         -----------         -----------         -----------         -----------         -----------

    (15,559)             63,522             (10,781)            (25,944)              6,790              50,308
-----------         -----------         -----------         -----------         -----------         -----------

    828,356             499,839             141,446             563,684              62,405              62,205
   (146,711)           (278,844)            (10,451)            (70,740)            (18,904)             (6,427)
     68,632              (4,505)             (1,491)             (4,490)                 --                  --
     91,509              34,843             433,492           1,487,325             500,415             482,706
-----------         -----------         -----------         -----------         -----------         -----------

    841,786             251,333             562,996           1,975,779             543,916             538,484
-----------         -----------         -----------         -----------         -----------         -----------

    826,227             314,855             552,215           1,949,835             550,706             588,792

  1,590,737           1,275,882                  --             550,706                  --                  --
-----------         -----------         -----------         -----------         -----------         -----------
$ 2,416,964         $ 1,590,737         $   552,215         $ 2,500,541         $   550,706         $   588,792
===========         ===========         ===========         ===========         ===========         ===========

              The Manufacturers Life Insurance Company (U.S.A.)
           Separate Account A (formerly known as The Manufacturers
          Life Insurance Company of America Separate Account Three)

   Statements of Operations and Changes in Contract Owners' Equity (continued)

                                                                               SUB-ACCOUNT
                                           ------------------------------------------------------------------------------------
                                                                                 MID CAP
                                                 MID CAP STOCK TRUST           VALUE TRUST            MONEY MARKET TRUST
                                           ------------------------------------------------------------------------------------
                                            YEAR ENDED        YEAR ENDED       PERIOD ENDED       YEAR ENDED        YEAR ENDED
                                            DEC. 31/01        DEC. 31/00       DEC. 31/01*        DEC. 31/01        DEC. 31/00
                                           ------------      ------------      ------------      ------------      ------------
Income:
Net investment income during the year      $         --      $         --      $      3,568      $  2,437,207      $  2,837,122
Realized gain (loss) during the year           (182,164)            4,809              (203)               --                --
Unrealized appreciation (depreciation)
   during the year                              118,888           (82,824)           75,425                --                --
                                           ------------      ------------      ------------      ------------      ------------
Net increase (decrease) in assets from
   operations                                   (63,276)          (78,015)           78,790         2,437,207         2,837,122
                                           ------------      ------------      ------------      ------------      ------------
Changes from principal transactions:

    Transfer of net premiums                  1,002,409         1,209,637           258,014        65,123,257        60,929,701
    Transfer on terminations                   (187,920)          (70,213)          (26,156)      (10,140,660)       (7,374,966)
    Transfer on policy loans                    (10,150)           (1,970)               --        (3,343,393)         (602,642)
    Net interfund transfers                   1,070,600           497,797         1,395,147       (34,019,575)      (37,492,208)
                                           ------------      ------------      ------------      ------------      ------------
Net increase (decrease) in assets from
    principal transactions                    1,874,939         1,635,251         1,627,005        17,619,629        15,459,885
                                           ------------      ------------      ------------      ------------      ------------

Total increase (decrease) in assets           1,811,663         1,557,236         1,705,795        20,056,836        18,297,007

Assets beginning of year                      1,743,424           186,188                --        63,898,986        45,601,979
                                           ------------      ------------      ------------      ------------      ------------
Assets end of year                         $  3,555,087      $  1,743,424      $  1,705,795      $ 83,955,822      $ 63,898,986
                                           ============      ============      ============      ============      ============

* Reflects the period from commencement of operations May 1, 2001 through December 31, 2001.

See accompanying notes.

                                                    SUB-ACCOUNT
---------------------------------------------------------------------------------------------------------------------
                                                    PACIFIC RIM
          OVERSEAS TRUST                       EMERGING MARKETS TRUST                   QUANTITATIVE EQUITY TRUST
---------------------------------         ---------------------------------         ---------------------------------
 YEAR ENDED           YEAR ENDED           YEAR ENDED           YEAR ENDED           YEAR ENDED           YEAR ENDED
 DEC. 31/01           DEC. 31/00           DEC. 31/01           DEC. 31/00           DEC. 31/01           DEC. 31/00
------------         ------------         ------------         ------------         ------------         ------------
$    592,006         $    410,096         $     32,951         $     37,735         $  8,592,412         $  8,207,833
  (2,314,964)            (743,314)          (2,930,761)           1,142,246              160,429            3,373,479

     310,847             (806,861)           1,175,536           (3,893,747)         (24,331,381)          (7,729,114)
------------         ------------         ------------         ------------         ------------         ------------

  (1,412,111)          (1,140,079)          (1,722,274)          (2,713,766)         (15,578,540)           3,852,198
------------         ------------         ------------         ------------         ------------         ------------

   1,448,316            2,507,305            1,289,621            1,890,887            8,102,224            8,153,108
    (455,736)            (284,281)            (685,431)            (692,836)          (5,795,856)          (8,068,279)
     (34,360)            (199,359)             (12,847)             (93,909)            (608,974)            (437,721)
    (150,626)           1,670,197             (518,291)             349,025             (298,597)           1,180,710
------------         ------------         ------------         ------------         ------------         ------------

     807,594            3,693,862               73,052            1,453,167            1,398,797              827,818
------------         ------------         ------------         ------------         ------------         ------------

    (604,517)           2,553,783           (1,649,222)          (1,260,599)         (14,179,743)           4,680,016

   6,926,139            4,372,356            9,249,526           10,510,125           66,536,535           61,856,519
------------         ------------         ------------         ------------         ------------         ------------
$  6,321,622         $  6,926,139         $  7,600,304         $  9,249,526         $ 52,356,792         $ 66,536,535
============         ============         ============         ============         ============         ============

              The Manufacturers Life Insurance Company (U.S.A.)
           Separate Account A (formerly known as The Manufacturers
          Life Insurance Company of America Separate Account Three)

   Statements of Operations and Changes in Contract Owners' Equity (continued)

                                                                                SUB-ACCOUNT
                                           ------------------------------------------------------------------------------------
                                           QUANTITATIVE                                                   SCIENCE AND
                                           MID CAP TRUST      REAL ESTATE SECURITIES TRUST              TECHNOLOGY TRUST
                                           ------------------------------------------------------------------------------------
                                           PERIOD ENDED       YEAR ENDED        YEAR ENDED        YEAR ENDED        YEAR ENDED
                                           DEC. 31/01*        DEC. 31/01        DEC. 31/00        DEC. 31/01        DEC. 31/00
                                           ------------      ------------      ------------      ------------      ------------
Income:
Net investment income during the year      $         --      $    746,285      $    725,501      $  1,203,870      $    875,644
Realized gain (loss) during the year               (395)         (395,929)         (368,039)       (8,654,548)        4,226,679
Unrealized appreciation (depreciation)
   during the year                               10,718           290,049         4,345,939        (5,654,641)      (19,928,665)
                                          ------------      ------------      ------------      ------------      ------------

Net increase (decrease) in assets from
   operations                                    10,323           640,405         4,703,401       (13,105,319)      (14,826,342)
                                           ------------      ------------      ------------      ------------      ------------
Changes from principal transactions:

    Transfer of net premiums                    163,892         2,755,868         2,709,003         6,810,840        11,215,089
    Transfer on terminations                       (800)       (3,131,725)       (1,866,577)       (2,006,086)       (2,826,592)

    Transfer on policy loans                         --          (157,802)         (245,678)         (163,297)         (405,481)
    Net interfund transfers                      60,539            99,125          (847,081)          798,743         9,680,246
                                           ------------      ------------      ------------      ------------      ------------
Net increase (decrease) in assets from
    principal transactions                      223,631          (434,534)         (250,333)        5,440,200        17,663,262
                                           ------------      ------------      ------------      ------------      ------------

Total increase (decrease) in assets             233,954           205,871         4,453,068        (7,665,119)        2,836,920

Assets beginning of year                             --        23,496,035        19,042,967        29,296,160        26,459,240
                                           ------------      ------------      ------------      ------------      ------------
Assets end of year                         $    233,954      $ 23,701,906      $ 23,496,035      $ 21,631,041      $ 29,296,160
                                           ============      ============      ============      ============      ============

* Reflects the period from commencement of operations May 1, 2001 through December 31, 2001.
** Reflects the period from commencement of operations July 16, 2001 through December 31, 2001.
*** Reflects the period from commencement of operations May 2, 2000 through December 31, 2000.

See accompanying notes.

                                                         SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------------------------------
   SELECT                                                     SMALL COMPANY BLEND                   SMALL COMPANY VALUE
GROWTH TRUST            SMALL CAP INDEX TRUST                        TRUST                                 TRUST
-----------------------------------------------------------------------------------------------------------------------------
PERIOD ENDED       YEAR ENDED        PERIOD ENDED        YEAR ENDED         YEAR ENDED         YEAR ENDED         YEAR ENDED
DEC. 31/01**       DEC. 31/01        DEC. 31/00***       DEC. 31/01         DEC. 31/00         DEC. 31/01         DEC. 31/00
-----------        -----------        -----------        -----------        -----------        -----------        -----------
$        --        $    37,973        $     5,143        $    11,383        $   166,689        $     7,567        $     2,245
         34           (108,835)            (1,758)          (642,184)          (184,160)            24,674             93,029
      2,328              4,431            (10,171)           732,967           (603,705)           211,763             48,360
-----------        -----------        -----------        -----------        -----------        -----------        -----------

      2,362            (66,431)            (6,786)           102,166           (621,176)           244,004            143,634
-----------        -----------        -----------        -----------        -----------        -----------        -----------

         --            695,528             94,350            953,171          1,152,722          1,403,524            747,241
       (365)           (58,515)            (6,716)          (213,793)           (46,909)          (454,034)          (104,932)
         --             (2,104)            (3,396)            (3,343)           (27,509)           (89,164)            (9,018)
     28,875          1,682,151             78,092          1,358,981            954,977          1,656,901          1,241,872
-----------        -----------        -----------        -----------        -----------        -----------        -----------

     28,510          2,317,060            162,330          2,095,016          2,033,281          2,517,227          1,875,163
-----------        -----------        -----------        -----------        -----------        -----------        -----------

     30,872          2,250,629            155,544          2,197,182          1,412,105          2,761,231          2,018,797
         --            155,544                 --          1,793,734            381,629          3,119,400          1,100,603
-----------        -----------        -----------        -----------        -----------        -----------        -----------
$    30,872        $ 2,406,173        $   155,544        $ 3,990,916        $ 1,793,734        $ 5,880,631        $ 3,119,400
===========        ===========        ===========        ===========        ===========        ===========        ===========

              The Manufacturers Life Insurance Company (U.S.A.)
           Separate Account A (formerly known as The Manufacturers
          Life Insurance Company of America Separate Account Three)

   Statements of Operations and Changes in Contract Owners' Equity (continued)

                                                                                SUB-ACCOUNT
                                                ----------------------------------------------------------------------------
                                                 SMALL MID            SMALL MID CAP
                                                 CAP TRUST            GROWTH TRUST               STRATEGIC BOND TRUST
                                                ----------------------------------------------------------------------------
                                                PERIOD ENDED          PERIOD ENDED         YEAR ENDED             YEAR ENDED
                                                DEC. 31/01**          DEC. 31/01**         DEC. 31/01             DEC. 31/00
                                                -----------           -----------          -----------           -----------
Income:
Net investment income during the year           $         1           $        --          $   394,888           $   286,876
Realized gain (loss) during the year                     18                    --              (81,265)              (66,380)
Unrealized appreciation (depreciation)
   during the year                                    1,796                    55               15,518                61,320
                                                -----------           -----------          -----------           -----------
Net increase (decrease) in assets from
   operations                                         1,815                    55              329,141               281,816
                                                -----------           -----------          -----------           -----------
Changes from principal transactions:

    Transfer of net premiums                            925                    --            1,083,745             1,165,949
    Transfer on terminations                           (399)                   --             (553,860)             (235,557)
    Transfer on policy loans                             --                    --              (21,625)              (45,301)
    Net interfund transfers                          20,432                 6,755              100,755               304,387
                                                -----------           -----------          -----------           -----------

Net increase (decrease) in assets from
    principal transactions                           20,958                 6,755              609,015             1,189,478
                                                -----------           -----------          -----------           -----------

Total increase (decrease) in assets                  22,773                 6,810              938,156             1,471,294

Assets beginning of year                                 --                    --            4,952,630             3,481,336
                                                -----------           -----------          -----------           -----------
Assets end of year                              $    22,773           $     6,810          $ 5,890,786           $ 4,952,630
                                                ===========           ===========          ===========           ===========

* Reflects the period from commencement of operations May 1, 2001 through December 31, 2001.
** Reflects the period from commencement of operations July 16, 2001 through December 31, 2001.
*** Reflects the period from commencement of operations May 2, 2000 through December 31, 2000.

See accompanying notes.

                                                      SUB-ACCOUNT
---------------------------------------------------------------------------------------------------------------------
  STRATEGIC                STRATEGIC OPPORTUNITIES                     TACTICAL ALLOCATION           TELECOMMUNICATIONS
GROWTH TRUST                       TRUST                                     TRUST                          TRUST
------------         ---------------------------------         ---------------------------------         ------------
PERIOD ENDED          YEAR ENDED           YEAR ENDED           YEAR ENDED         PERIOD ENDED          PERIOD ENDED
DEC. 31/01*           DEC. 31/01           DEC. 31/00           DEC. 31/01         DEC. 31/00***          DEC. 31/01*
------------         ------------         ------------         ------------         ------------         ------------
$         --         $  4,829,644         $  4,905,140         $      3,024         $     11,333         $         --
      (6,143)            (939,512)            (440,187)              (7,137)                 (20)                (773)

      (1,050)          (9,296,726)          (6,852,403)             (53,200)             (24,796)                (802)
------------         ------------         ------------         ------------         ------------         ------------

      (7,193)          (5,406,594)          (2,387,450)             (57,313)             (13,483)              (1,575)
------------         ------------         ------------         ------------         ------------         ------------

     132,161            6,338,370            5,698,436              168,737              270,846               10,085
     (15,101)          (3,388,636)          (2,255,941)             (42,733)              (7,090)              (1,870)
          --             (108,983)            (210,773)              (5,586)              (3,393)                  --
     530,756              (32,555)             333,630               72,993               70,288               56,963
------------         ------------         ------------         ------------         ------------         ------------

     647,816            2,808,196            3,565,352              193,411              330,651               65,178
------------         ------------         ------------         ------------         ------------         ------------

     640,623           (2,598,398)           1,177,902              136,098              317,168               63,603
          --           33,858,271           32,680,369              317,168                   --                   --
------------         ------------         ------------         ------------         ------------         ------------
$    640,623         $ 31,259,873         $ 33,858,271         $    453,266         $    317,168         $     63,603
============         ============         ============         ============         ============         ============

              The Manufacturers Life Insurance Company (U.S.A.)
           Separate Account A (formerly known as The Manufacturers
          Life Insurance Company of America Separate Account Three)

   Statements of Operations and Changes in Contract Owners' Equity (continued)

                                                                                 SUB-ACCOUNT
                                                -----------------------------------------------------------------------------
                                                                                                       TOTAL STOCK
                                                       TOTAL RETURN TRUST                          MARKET INDEX TRUST
                                                ---------------------------------           ---------------------------------
                                                YEAR ENDED            YEAR ENDED            YEAR ENDED           PERIOD ENDED
                                                DEC. 31/01            DEC. 31/00            DEC. 31/01           DEC. 31/00***
                                                -----------           -----------           -----------           -----------
Income:
Net investment income during the year           $   151,288           $    29,836           $    17,140           $     2,748
Realized gain (loss) during the year                268,978                 6,187              (100,210)                 (239)
Unrealized appreciation (depreciation)
   during the year                                  (81,071)              145,527               (34,713)              (22,955)
                                                -----------           -----------           -----------           -----------
Net increase (decrease) in assets from
   operations                                       339,195               181,550              (117,783)              (20,446)
                                                -----------           -----------           -----------           -----------
Changes from principal transactions:

    Transfer of net premiums                      1,878,907               800,492               871,757               199,595
    Transfer on terminations                       (306,084)              (68,577)             (125,929)               (9,092)
    Transfer on policy loans                           (732)              (48,429)              (11,062)                   --
    Net interfund transfers                       2,952,686             1,016,257             1,358,533               123,776
                                                -----------           -----------           -----------           -----------
Net increase (decrease) in assets from
    principal transactions                        4,524,777             1,699,743             2,093,299               314,279
                                                -----------           -----------           -----------           -----------

Total increase (decrease) in assets               4,863,972             1,881,293             1,975,516               293,833

Assets beginning of year                          2,360,830               479,537               293,833                    --
                                                -----------           -----------           -----------           -----------
Assets end of year                              $ 7,224,802           $ 2,360,830           $ 2,269,349           $   293,833
                                                ===========           ===========           ===========           ===========

* Reflects the period from commencement of operations May 1, 2001 through December 31, 2001.
*** Reflects the period from commencement of operations May 2, 2000 through December 31, 2000.

See accompanying notes.

                                                          SUB-ACCOUNT
------------------------------------------------------------------------------------------------------------------------------
        U.S. GOVERNMENT                    U.S. LARGE CAP VALUE              UTILITIES
        SECURITIES TRUST                           TRUST                       TRUST                     VALUE TRUST
-------------------------------       -------------------------------       ------------       -------------------------------
 YEAR ENDED         YEAR ENDED         YEAR ENDED         YEAR ENDED        PERIOD ENDED        YEAR ENDED         YEAR ENDED
 DEC. 31/01         DEC. 31/00         DEC. 31/01         DEC. 31/00         DEC. 31/01*        DEC. 31/01         DEC. 31/00
------------       ------------       ------------       ------------       ------------       ------------       ------------
$    358,458       $    319,991       $     93,316       $     30,478       $        466       $    393,971       $         --
       6,248            (33,921)            22,912              2,018             (1,344)           245,518           (204,029)
      76,680            189,826           (309,297)            35,510            (15,058)          (370,126)         1,955,231
------------       ------------       ------------       ------------       ------------       ------------       ------------

     441,386            475,896           (193,069)            68,006            (15,936)           269,363          1,751,202
------------       ------------       ------------       ------------       ------------       ------------       ------------

   2,243,613          1,442,818          3,065,164          3,097,133             41,489          3,138,784          1,668,925
    (522,634)          (420,953)          (705,239)          (306,562)            (3,751)        (1,041,187)          (372,336)
     (29,512)             1,677             (5,200)            (6,546)                --           (100,503)          (118,965)
   1,043,244           (710,743)         1,630,192          2,799,989             71,319          3,077,899          1,097,532
------------       ------------       ------------       ------------       ------------       ------------       ------------

   2,734,711            312,799          3,984,917          5,584,014            109,057          5,074,993          2,275,156
------------       ------------       ------------       ------------       ------------       ------------       ------------

   3,176,097            788,695          3,791,848          5,652,020             93,121          5,344,356          4,026,358
   5,347,411          4,558,716          7,545,950          1,893,930                 --          9,109,405          5,083,047
------------       ------------       ------------       ------------       ------------       ------------       ------------
$  8,523,508       $  5,347,411       $ 11,337,798       $  7,545,950       $     93,121       $ 14,453,761       $  9,109,405
============       ============       ============       ============       ============       ============       ============

              The Manufacturers Life Insurance Company (U.S.A.)
           Separate Account A (formerly known as The Manufacturers
          Life Insurance Company of America Separate Account Three)

   Statements of Operations and Changes in Contract Owners' Equity (continued)

                                                        SUB-ACCOUNT
                                             ----------------------------------
                                                     500 INDEX TRUST                                 TOTAL
                                             ----------------------------------        ----------------------------------
                                              YEAR ENDED          PERIOD ENDED          YEAR ENDED           YEAR ENDED
                                              DEC. 31/01          DEC. 31/00***         DEC. 31/01           DEC. 31/00
                                             -------------        -------------        -------------        -------------
Income:
Net investment income during the year        $     102,526        $      11,246        $  44,389,613        $  51,387,171
Realized gain (loss) during the year              (372,741)             (16,940)         (33,338,270)          22,080,244
Unrealized appreciation (depreciation)
   during the year                                (439,691)            (273,894)        (115,320,231)        (115,641,365)
                                             -------------        -------------        -------------        -------------
Net increase (decrease) in assets from
   operations                                     (709,906)            (279,588)        (104,268,888)         (42,173,950)
                                             -------------        -------------        -------------        -------------
Changes from principal transactions:

    Transfer of net premiums                     6,226,392            3,899,444          211,514,608          214,068,040
    Transfer on terminations                      (643,218)            (203,952)         (78,331,448)         (70,163,910)
    Transfer on policy loans                        (7,178)             (18,727)          (5,224,156)          (7,067,602)
    Net interfund transfers                      3,290,126            1,953,381           (1,064,286)             275,952
                                             -------------        -------------        -------------        -------------
Net increase (decrease) in assets from
    principal transactions                       8,866,122            5,630,146          126,894,718          137,112,480
                                             -------------        -------------        -------------        -------------

Total increase (decrease) in assets              8,156,216            5,350,558           22,625,830           94,938,530

Assets beginning of year                         5,350,558                   --          778,688,317          683,749,787
                                             -------------        -------------        -------------        -------------
Assets end of year                           $  13,506,774        $   5,350,558        $ 801,314,147        $ 778,688,317
                                             =============        =============        =============        =============

*** Reflects the period from commencement of operations May 2, 2000 through December 31, 2000.

See accompanying notes.

              The Manufacturers Life Insurance Company (U.S.A.)
           Separate Account A (formerly known as The Manufacturers
          Life Insurance Company of America Separate Account Three)

                          Notes to Financial Statements

                                December 31, 2001

1. ORGANIZATION

The Manufacturers Life Insurance Company (U.S.A.) Separate Account A (formerly known as The Manufacturers Life Insurance Company of America Separate Account Three) (the Account) is a separate account established by The Manufacturers Life Insurance Company of America (the Company). The Account operates as a Unit Investment Trust under the Investment Company Act of 1940, as amended and has sixty-seven investment sub-accounts. Each investment sub-account invests solely in shares of a particular Manufacturers Investment Trust (Trust) portfolio. The Trust is an open-end management investment company, commonly known as a mutual fund, which is not offered to the public but sold only to insurance companies and their separate accounts as the underlying investment medium for variable contracts. The Account is a funding vehicle for allocation of net premiums under single premium variable life and variable universal life insurance contracts (the Contracts) issued by the Company. The Account was established by the Company, a life insurance company organized in 1983 under Michigan law. The Company is an indirect, wholly owned subsidiary of the Manufacturers Life Insurance Company (Manulife Financial), a Canadian life insurance company. The Trust is registered under the Investment Company Act of 1940 as an open-end management investment company.

The Company is required to maintain assets in the Account with a total fair value at least equal to the reserves and other liabilities relating to the variable benefits under all Contracts participating in the Account. These assets may not be charged with liabilities which arise from any other business the Company conducts. However, all obligations under the variable contracts are general corporate obligations of the Company.

Additional assets are held in the Company's general account to cover the contingency that the guaranteed minimum death benefit might exceed the death benefit which would have been payable in the absence of such guarantee.

As the result of portfolio changes, the following sub-accounts of the Account have been renamed as follows:

           PREVIOUS NAME                            NEW NAME                         EFFECTIVE DATE
           -------------                            --------                         --------------
        Mid Cap Blend Trust              Strategic Opportunities Trust                May 1, 2001
        Mid Cap Growth Trust                  All Cap Growth Trust                    May 2, 2000

              The Manufacturers Life Insurance Company (U.S.A.)
           Separate Account A (formerly known as The Manufacturers
          Life Insurance Company of America Separate Account Three)

                    Notes to Financial Statements (continued)

1. ORGANIZATION (CONTINUED)

The following sub-accounts of the Account were added as investment options for variable life insurance contract holders of the Company:

                                                    Commencement of
                                                   Operations of the
                                                      Sub-accounts
                                                   -----------------
All Cap Value Trust                                    May 1, 2001
Capital Appreciation Trust                             May 1, 2001
Capital Opportunities Trust                            May 1, 2001
Core Value Trust                                     July 16, 2001
Dynamic Growth Trust                                   May 2, 2000
Financial Services Trust                               May 1, 2001
Fundamental Value Trust                                May 1, 2001
Global Equity Select Trust                           July 16, 2001
Health Sciences Trust                                  May 1, 2001
High Grade Bond Trust                                July 16, 2001
International Equity Select Trust                    July 16, 2001
International Index Trust                              May 2, 2000
Internet Technologies Trust                            May 2, 2000
Mid Cap Growth Trust                                   May 1, 2001
Mid Cap Index Trust                                    May 2, 2000
Mid Cap Opportunities Trust                            May 1, 2001
Mid Cap Value Trust                                    May 1, 2001
Quantitative Mid Cap Trust                             May 1, 2001
Select Growth Trust                                  July 16, 2001
Small Cap Index Trust                                  May 2, 2000
Small Mid Cap Trust                                  July 16, 2001
Small Mid Cap Growth Trust                           July 16, 2001
Strategic Growth Trust                                 May 1, 2001
Tactical Allocation Trust                              May 2, 2000
Telecommunications Trust                               May 1, 2001
Total Stock Market Index Trust                         May 2, 2000
Utilities Trust                                        May 1, 2001
500 Index Trust                                        May 2, 2000

              The Manufacturers Life Insurance Company (U.S.A.)
           Separate Account A (formerly known as The Manufacturers
          Life Insurance Company of America Separate Account Three)

                    Notes to Financial Statements (continued)

2. SIGNIFICANT ACCOUNTING POLICIES

Investments of each sub-account are made in the portfolios of the Trust and are valued at the reported net asset values of such portfolios, which value their investment securities at fair value. Transactions are recorded on the trade date. Income from dividends is recorded on the ex-dividend date. Realized gains and losses on the sales of investments are computed on the basis of the identified cost of the investment sold.

In addition to the Account, a contract holder may also allocate funds to the Fixed Account, which is part of the Company's general account. Because of exemptive and exclusionary provisions, interests in the Fixed Account have not been registered under the Securities Act of 1933, and the Company's general account has not been registered as an investment company under the Investment Company Act of 1940.

The operations of the Account are included in the federal income tax return of the Company, which is taxed as a life insurance company under the provisions of the Internal Revenue Code (the Code). Under the current provisions of the Code, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited under the Contracts. Based on this, no charge is being made currently to the Account for federal income taxes. The Company will review periodically the status of such decision based on changes in the tax law. Such a charge may be made in future years for any federal income taxes that would be attributable to the Contract.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported herein. Actual results could differ from these estimates.

3. CONTRACT CHARGES

The Company deducts certain charges from gross premium before placing the remaining net premiums in the sub-account. In the event of a surrender, surrender charges may be made by the Company to cover sales expenses and administrative expenses associated with underwriting the policy issue. Each month a deduction consisting of an administrative charge, a charge for cost of insurance, a charge for mortality and expense risk and charges for supplementary benefits is deducted from the policy value.

              The Manufacturers Life Insurance Company (U.S.A.)
           Separate Account A (formerly known as The Manufacturers
          Life Insurance Company of America Separate Account Three)

                    Notes to Financial Statements (continued)

4. PURCHASES AND SALES

The cost of purchases and proceeds from sales of investments for the period ended December 31, 2001 were as follows:

                                               PURCHASES                SALES
                                             ------------           ------------
SUB-ACCOUNTS:
  Aggressive Growth Trust                    $  2,681,136           $    887,200
  All Cap Growth Trust                          7,266,712              3,230,071
  All Cap Value Trust                             454,817                 55,020
  Balanced Trust                                3,648,646              4,046,842
  Blue Chip Growth Trust                       12,120,297              3,301,472
  Capital Appreciation Trust                      316,209                 14,910
  Capital Opportunities Trust                     376,180                 16,154
  Core Value Trust                                 47,258                    566
  Diversified Bond Trust                        3,680,033                377,886
  Dynamic Growth Trust                          1,578,785                282,734
  Emerging Small Company Trust                  8,026,635              7,396,313
  Equity Income Trust                          10,963,854              2,759,345
  Equity Index Trust                            8,716,592              6,856,326
  Financial Services Trust                        374,872                 63,678
  Fundamental Value Trust                       2,069,941                 21,048
  Global Bond Trust                               634,623                 95,593
  Global Equity Trust                          12,640,379              9,466,681
  Global Equity Select Trust                       11,989                    342
  Growth Trust                                  4,664,906              2,835,095
  Growth & Income Trust                        10,764,545              2,597,509
  Health Sciences Trust                           991,784                 19,320
  High Grade Bond Trust                           167,307                  3,150
  High Yield Trust                              6,058,178              3,699,731
  Income and Value Trust                        3,030,660                523,647
  International Equity Select Trust                11,498                     69
  International Index Trust                       816,546                 95,771
  International Small Cap Trust                17,320,080             17,508,105
  International Stock Trust                    20,859,129             18,370,833
  International Value Trust                     7,314,612              5,475,127
  Internet Technologies Trust                     618,828                137,288
  Investment Quality Bond Trust                 6,872,691              4,073,667
  Large Cap Growth Trust                        6,088,912                884,902
  Lifestyle Aggressive 1000 Trust               2,106,322                359,102
  Lifestyle Balanced 640 Trust                  6,188,555                800,929
  Lifestyle Conservative 280 Trust                528,250                301,340
  Lifestyle Growth 820 Trust                    9,549,083              3,100,950
  Lifestyle Moderate 460 Trust                  1,242,353                290,460
  Mid Cap Growth Trust                            586,214                 23,217
  Mid Cap Index Trust                           3,418,427              1,426,866
  Mid Cap Opportunities Trust                     544,867                  6,383
  Mid Cap Stock Trust                           2,348,462                473,523
  Mid Cap Value Trust                           1,716,049                 85,475
  Money Market Trust                          119,942,122             99,885,286
  Overseas Trust                               25,659,528             24,259,928
  Pacific Rim Emerging Markets Trust            8,586,849              8,480,845
  Quantitative Equity Trust                    16,537,979              6,546,771

              The Manufacturers Life Insurance Company (U.S.A.)
           Separate Account A (formerly known as The Manufacturers
          Life Insurance Company of America Separate Account Three)

                    Notes to Financial Statements (continued)



4. PURCHASES AND SALES (CONTINUED)

                                                PURCHASES              SALES
                                              ------------          ------------
SUB-ACCOUNTS:
    Quantitative Mid Cap Trust                     225,091                 1,460
    Real Estate Securities Trust                 4,207,957             3,896,207
    Science & Technology Trust                  14,155,526             7,511,456
    Select Growth Trust                             28,752                   241
    Small Cap Index Trust                        4,256,591             1,901,557
    Small Company Blend Trust                    3,581,541             1,475,142
    Small Company Value Trust                    4,242,622             1,717,828
    Small Mid Cap Trust                             21,227                   268
    Small Mid Cap Growth Trust                       6,755                    --
    Strategic Bond Trust                         1,886,854               882,951
    Strategic Growth Trust                         682,838                35,021
    Strategic Opportunities Trust               10,656,061             3,018,221
    Tactical Allocation Trust                      231,107                34,673
    Telecommunications Trust                        66,501                 1,323
    Total Return Trust                           7,406,206             2,730,142
    Total Stock Market Index Trust               3,431,768             1,321,329
    U.S. Government Securities Trust             5,051,630             1,958,461
    U.S. Large Cap Value Trust                   4,751,246               673,013
    Utilities Trust                                116,995                 7,472
    Value Trust                                  8,440,039             2,971,074
    500 Index Trust                             10,605,619             1,636,971
                                              ------------          ------------
Total                                         $444,196,620          $272,833,181
                                              ============          ============

5. FINANCIAL HIGHLIGHTS

                                                                                                        FOR THE YEAR ENDED
                                               AT DECEMBER 31, 2001                                      DECEMBER 31, 2001
                                            ---------------------------------------------------------------------------------
                                                                                                      INVESTMENT
                                                                 UNIT              NET                  INCOME          TOTAL
                                              UNITS              VALUE            ASSETS                RATIO*         RETURN**
                                            ---------------------------------------------------------------------------------
SUB-ACCOUNTS:
    Aggressive Growth Trust                   457,854          $ 15.37          $ 7,037,748               --           -25.98%
    All Cap Growth Trust                      890,563            19.27           17,159,871               --           -23.77%
    All Cap Value Trust+                       33,810            12.61              426,415             0.04%             0.90%
    Balanced Trust                          1,289,838            24.01           30,975,672             2.19%          -10.20%
    Blue Chip Growth Trust                  1,766,660            20.45           36,125,334               --           -14.61%
    Capital Appreciation Trust+                27,016            11.10              299,845               --           -11.21%
    Capital Opportunities Trust+               33,938            10.70              363,137               --           -14.40%
    Core Value Trust++                          4,163            11.90               49,540               --            -4.81%
    Diversified Bond Trust                    429,951            15.44            6,638,730             5.48%             7.09%
    Dynamic Growth Trust                      414,500             4.77            1,976,588             0.17%          -40.24%
    Emerging Small Company Trust            1,260,898            55.71           70,245,302               --           -22.24%
    Equity Income Trust                     1,655,611            19.04           31,529,986             1.64%             1.29%
    Equity Index Trust                      3,430,166            18.92           64,913,790             1.03%          -12.26%
    Financial Services Trust+                  27,008            11.63              314,189             0.08%           -6.93%

              The Manufacturers Life Insurance Company (U.S.A.)
           Separate Account A (formerly known as The Manufacturers
          Life Insurance Company of America Separate Account Three)

                    Notes to Financial Statements (continued)



5. FINANCIAL HIGHLIGHTS (CONT'D)

                                                     ------------------------------------------------------------------------
                                                                                                       INVESTMENT
                                                                        UNIT            NET              INCOME         TOTAL
                                                       UNITS            VALUE          ASSETS            RATIO*        RETURN**
                                                     ------------------------------------------------------------------------
SUB-ACCOUNTS:
     Fundamental Value Trust+                          174,799          11.73         2,050,391             --          -6.16%
     Global Bond Trust                                  93,604          13.57         1,269,754             --           0.53%
     Global Equity Trust                               670,651          15.98        10,715,183           2.45%        -16.09%
     Global Equity Select Trust++                        1,073          12.20            13,095             --          -2.40%
     Growth Trust                                    1,000,241          14.56        14,561,330             --         -21.37%
     Growth and Income Trust                         2,674,526          19.33        51,711,198           0.41%        -11.28%
     Health Sciences Trust+                             75,141          13.54         1,017,414             --           8.32%
     High Grade Bond Trust++                            12,296          12.90           158,625           2.79%          3.21%
     High Yield Trust                                  466,497          13.23         6,171,637           9.19%         -5.47%
     Income and Value Trust                            503,442          16.44         8,275,552           2.68%          0.98%
     International Equity Select Trust++                   969          12.02            11,647             --          -3.84%
     International Index Trust                          88,736           8.74           775,973           1.22%        -22.41%
     International Small Cap Trust                     349,581          12.77         4,463,179             --         -31.10%
     International Stock Trust                       1,880,342          11.86        22,300,841           0.20%        -21.53%
     International Value Trust                         299,711          10.93         3,276,153           1.02%         -9.97%
     Internet Technologies Trust                       218,501           3.79           828,119             --         -46.09%
     Investment Quality Bond Trust                   1,740,743          17.04        29,654,435           5.47%          7.33%
     Large Cap Growth Trust                          1,103,220          13.69        15,099,204             --         -17.81%
     Lifestyle Aggressive 1000 Trust                   376,673          14.10         5,311,159           0.37%        -13.67%
     Lifestyle Balanced 640 Trust                      855,914          16.36        14,004,976           2.55%         -4.71%
     Lifestyle Conservative 280 Trust                   25,748          17.50           450,589           3.89%          3.30%
     Lifestyle Growth 820 Trust                      1,669,794          15.55        25,961,272           1.40%         -8.97%
     Lifestyle Moderate 460 Trust                      142,884          16.92         2,416,964           3.30%         -1.09%
     Mid Cap Growth Trust+                              52,743          10.47           552,215             --         -16.24%
     Mid Cap Index Trust                               189,985          13.16         2,500,541           0.85%         -1.73%
     Mid Cap Opportunities Trust+                       55,599          10.59           588,792             --         -15.28%
     Mid Cap Stock Trust                               330,092          10.77         3,555,087             --         -10.99%
     Mid Cap Value Trust+                              130,318          13.09         1,705,795           0.74%          4.72%
     Money Market Trust                              3,996,981          21.01        83,955,822           3.59%          3.59%
     Overseas Trust                                    519,934          12.16         6,321,622           0.27%        -21.10%
     Pacific Rim Emerging Markets Trust              1,041,091           7.30         7,600,304           0.41%        -18.58%
     Quantitative Equity Trust                       1,203,842          43.49        52,356,792           0.30%        -22.95%
     Quantitative Mid Cap Trust+                        22,937          10.20           233,954             --         -18.40%
     Real Estate Securities Trust                      603,342          39.28        23,701,906           3.75%          3.15%
     Science and Technology Trust                    1,388,634          15.58        21,631,041             --         -41.25%
     Select Growth Trust++                               2,599          11.88            30,872             --          -4.96%
     Small Cap Index Trust                             202,574          11.88         2,406,173           1.85%          1.41%
     Small Company Blend Trust                         316,717          12.60         3,990,916             --          -2.30%
     Small Company Value Trust                         565,676          10.40         5,880,631           0.17%          6.54%
     Small Mid Cap Trust++                               1,906          11.95            22,773           0.01%         -4.40%
     Small Mid Cap Growth Trust++                          612          11.13             6,810             --         -10.96%
     Strategic Bond Trust                              366,019          16.09         5,890,786           7.96%          6.25%
     Strategic Growth Trust+                            58,133          11.02           640,623             --         -11.84%
     Strategic Opportunities Trust                   2,079,350          15.03        31,259,873           0.50%        -15.25%

              The Manufacturers Life Insurance Company (U.S.A.)
           Separate Account A (formerly known as The Manufacturers
          Life Insurance Company of America Separate Account Three)

                    Notes to Financial Statements (continued)



5. FINANCIAL HIGHLIGHTS (CONT'D)

                                              ----------------------------------------------------------------------------
                                                                                                   INVESTMENT
                                                                  UNIT             NET               INCOME          TOTAL
                                                UNITS             VALUE           ASSETS             RATIO*         RETURN**
                                              ----------------------------------------------------------------------------
SUB-ACCOUNTS:
    Tactical Allocation Trust                    43,247           10.48            453,266            0.11%         -13.39%
    Telecommunications Trust+                     8,021            7.93             63,603              --          -36.56%
    Total Return Trust                          486,338           14.86          7,224,802            3.59%           8.28%
    Total Stock Market Index Trust              227,808            9.96          2,269,349            0.92%         -11.41%
    U.S. Government Securities Trust            602,920           14.14          8,523,508            4.75%           7.03%
    U.S. Large Cap Value Trust                  881,525           12.86         11,337,798            0.38%          -2.55%
    Utilities Trust+                              9,963            9.35             93,121            1.05%         -25.22%
    Value Trust                                 812,349           17.79         14,453,761            0.53%           3.42%
    500 Index Trust                           1,363,591            9.91         13,506,774            0.84%         -12.37%

     * These ratios represent the dividends, excluding distributions of capital gains, distributed by the Trust portfolio, net of management fees and expenses assessed by the fund manager, divided by the average net assets of respective Trust portfolio, which approximates the ratio of dividends, excluding distribution of capital gains, received by the sub-account of the Account, net of management fees and expenses assessed by the fund manager, divided by the average unit value. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reduction in the unit values. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends by the underlying Trust portfolio in which the sub-accounts invest.
     ** These ratios represent the total return for the period indicated, including changes in the value of the underlying Trust portfolio. There are no expenses of the Account that result in a direct reduction to unit values. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented. Investment options with a date notation indicate the effective date of that investment option in the separate account. The total return is calculated for the period indicated or from the effective date through the end of the reporting period.
     + Reflects the period from commencement of operations May 1, 2001 through December 31, 2001.
     ++ Reflects the period from commencement of operations July 16, 2001 through December 31, 2001.

6. RELATED PARTY TRANSACTIONS

ManEquity, Inc., a registered broker-dealer and indirect wholly owned subsidiary of Manulife Financial, acts as the principal underwriter of the Contracts pursuant to a Distribution Agreement with the Company. Registered representatives of either ManEquity, Inc. or other broker-dealers having distribution agreements with ManEquity, Inc. who are also authorized as variable life insurance agents under applicable state insurance laws sell the Contracts. Registered representatives are compensated on a commission basis.

              The Manufacturers Life Insurance Company (U.S.A.)
           Separate Account A (formerly known as The Manufacturers
          Life Insurance Company of America Separate Account Three)

                    Notes to Financial Statements (continued)



6. RELATED PARTY TRANSACTIONS (CONTINUED)

The Company has a formal service agreement with its affiliates, Manulife Financial and The Manufacturers Life Insurance Company (U.S.A.) ("Manulife U.S.A."), which can be terminated by either party upon two months notice. Under this Agreement, the Company pays for legal, actuarial, investment and certain other administrative services.

7. SUBSEQUENT EVENT

Effective January 1, 2002, the Company transferred all of its variable business to Manulife U.S.A. via an assumption reinsurance agreement. As a result, products originally sold and administered under the name of the Company will be offered and administered under the name of Manulife U.S.A. As such and effective January 1, 2002, the Account will be known as The Manufacturers Life Insurance Company U.S.A. Separate Account A.

Also, effective January 1, 2002, ManEquity, Inc. was merged into Manulife Financial Securities LLC. Manulife Financial Securities LLC, a subsidiary of Manulife U.S.A., will carry on the business of ManEquity, Inc.

THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
SEPARATE ACCOUNT A

Financial Statements

Three months ended March 31, 2002 (Unaudited) with December 31, 2001 comparative

                The Manufacturers Life Insurance Company (U.S.A.)
                               Separate Account A

                              Financial Statements

                  Three months ended March 31, 2002 (Unaudited)
                       with December 31, 2001 comparative


                                    CONTENTS

Financial Statements

Statement of Assets and Contract Owners' Equity.................................   1
Statements of Operations and Changes in Contract Owners' Equity.................   3
Notes to Financial Statements...................................................  26

                The Manufacturers Life Insurance Company (U.S.A.)
                               Separate Account A

                 Statement of Assets and Contract Owners' Equity

                           March 31, 2002 (Unaudited)



ASSETS
Investments at fair value:
  Sub-Accounts:
    Aggressive Growth Trust - 543,832 shares (cost $9,903,619)                            $ 7,222,087
    All Cap Growth Trust - 1,161,066 shares (cost $24,463,708)                             17,090,890
    All Cap Value Trust - 65,206 shares (cost $780,443)                                       818,992
    Balanced Trust - 2,121,484 shares (cost $36,924,270)                                   28,533,965
    Blue Chip Growth Trust - 2,359,237 shares (cost $44,628,562)                           36,874,875
    Capital Appreciation Trust - 56,391 shares (cost $493,396)                                490,599
    Capital Opportunities Trust - 40,276 shares (cost $420,611)                               426,523
    Core Value Trust - 4,624 shares (cost $52,300)                                             56,314
    Diversified Bond Trust - 1,057,382 shares (cost $11,096,996)                           11,155,385
    Dynamic Growth Trust - 436,174 shares (cost $2,819,598)                                 1,892,993
    Emerging Small Company Trust - 2,597,769 shares (cost $67,221,420)                     66,554,837
    Equity-Income Trust - 2,247,641 shares (cost $35,885,724)                              35,580,164
    Equity Index Trust - 4,782,410 shares (cost $76,945,257)                               67,097,211
    Financial Services Trust - 44,868 shares (cost $510,649)                                  521,812
    Fundamental Value Trust - 236,915 shares (cost $2,752,673)                              2,757,691
    Global Bond Trust - 118,398 shares (cost $1,361,640)                                    1,358,027
    Global Equity Trust - 826,068 shares (cost $10,610,637)                                10,838,017
    Global Equity Select Trust - 1,045 shares (cost $11,370)                                   12,938
    Growth Trust - 1,011,222 shares (cost $21,101,565)                                     13,530,144
    Growth & Income Trust - 2,170,734 shares (cost $58,709,899)                            51,251,025
    Health Sciences Trust - 99,541 shares (cost $1,282,968)                                 1,259,197
    High Grade Bond Trust - 13,797 shares (cost $177,669)                                     171,226
    High Yield Trust - 652,282 shares (cost $6,551,515)                                     6,314,093
    Income & Value Trust - 1,286,840 shares (cost $13,687,166)                             13,100,028
    International Equity Select Trust - 1,382 shares (cost $16,342)                            16,956
    International Index Trust - 106,526 shares (cost $975,920)                                912,930
    International Small Cap Trust - 456,605 shares (cost $5,136,800)                        5,365,110
    International Stock Trust - 2,361,955 shares (cost $21,951,071)                        22,863,722
    International Value Trust - 481,276 shares (cost $5,008,763)                            5,260,347
    Internet Technologies Trust - 190,901 shares (cost $890,939)                              635,702
    Investment Quality Bond Trust - 2,115,544 shares (cost $24,561,253)                    25,174,974
    Large Cap Growth Trust - 1,696,023 shares (cost $22,079,174)                           16,841,513
    Lifestyle Aggressive 1000 Trust - 528,515 shares (cost $6,499,453)                      5,538,840
    Lifestyle Balanced 640 Trust - 1,290,200 shares (cost $16,378,716)                     15,340,479
    Lifestyle Conservative 280 Trust - 45,804 shares (cost $589,383)                          595,451
    Lifestyle Growth 820 Trust - 2,471,620 shares (cost $31,627,503)                       28,003,457
    Lifestyle Moderate 460 Trust - 230,722 shares (cost $2,921,706)                         2,812,496

                The Manufacturers Life Insurance Company (U.S.A.)
                               Separate Account A

                 Statement of Assets and Contract Owners' Equity

                           March 31, 2002 (Unaudited)


ASSETS (CONTINUED)
Investments at fair value:
  Sub-Accounts:
    Mid Cap Growth Trust - 86,122 shares (cost $890,907)                                 $    874,141
    Mid Cap Index Trust - 209,638 shares (cost $2,638,834)                                  2,863,661
    Mid Cap Opportunities Trust - 76,720 shares (cost $754,209)                               788,684
    Mid Cap Stock Trust - 280,965 shares (cost $2,866,561)                                  3,042,854
    Mid Cap Value Trust - 220,774 shares (cost $2,797,225)                                  3,042,270
    Money Market Trust - 8,824,232 shares (cost $88,242,318)                               88,242,318
    Overseas Trust - 873,767 shares (cost $7,231,242)                                       7,610,514
    Pacific Rim Emerging Markets Trust - 1,151,021 shares (cost $7,819,625)                 8,287,348
    Quantitative Equity Trust - 2,927,983 shares (cost $65,766,631)                        49,277,954
    Quantitative Mid Cap Trust - 41,145 shares (cost $404,778)                                422,564
    Real Estate Securities Trust - 1,593,923 shares (cost $24,901,290)                     26,793,849
    Science and Technology Trust - 1,643,198 shares (cost $35,877,355)                     19,504,763
    Select Growth Trust - 3,030 shares (cost $33,805)                                          34,938
    Small Cap Index Trust - 226,122 shares (cost $2,512,342)                                2,647,887
    Small Company Blend Trust - 381,936 shares (cost $4,034,407)                            4,399,900
    Small Company Value Trust - 525,552 shares (cost $6,956,882)                            8,051,450
    Small-Mid Cap Trust - 2,104 shares (cost $23,479)                                          26,936
    Small-Mid Cap Growth Trust - 828 shares (cost $9,033)                                       8,326
    Strategic Bond Trust - 580,777 shares (cost $6,283,640)                                 6,365,320
    Strategic Growth Trust - 73,166 shares (cost $797,177)                                    771,901
    Strategic Opportunities Trust - 2,493,171 shares (cost $43,742,878)                    31,289,290
    Tactical Allocation Trust - 65,830 shares (cost $733,818)                                 660,274
    Telecommunications Trust - 31,130 shares (cost $195,925)                                  188,339
    Total Return Trust - 582,147 shares (cost $8,037,898)                                   8,132,595
    Total Stock Market Index Trust - 262,837 shares (cost $2,602,732)                       2,591,573
    U.S. Government Securities Trust - 696,765 shares (cost $9,383,489)                     9,594,454
    U.S. Large Cap Value Trust - 970,753 shares (cost $12,385,580)                         12,289,735
    Utilities Trust - 33,190 shares (cost $280,912)                                           291,741
    Value Trust - 937,054 shares (cost $14,523,431)                                        16,098,584
    500 Index Trust - 1,502,879 shares (cost $15,267,107)                                  14,758,276
                                                                                         ------------
Total assets                                                                             $833,223,449
                                                                                         ============

CONTRACT OWNERS' EQUITY
Variable life contracts                                                                  $833,223,449
                                                                                         ============


See accompanying notes.

                The Manufacturers Life Insurance Company (U.S.A.)
                               Separate Account A

   Statements of Operations and Changes in Contract Owners' Equity (Unaudited)



                                                                                    SUB-ACCOUNT
                                                      ---------------------------------------------------------------------------
                                                             AGGRESSIVE GROWTH                           ALL CAP GROWTH
                                                                   TRUST                                      TRUST
                                                      -------------------------------          ----------------------------------
                                                      PERIOD ENDED        YEAR ENDED           PERIOD ENDED           YEAR ENDED
                                                       MAR. 31/02         DEC. 31/01            MAR. 31/02            DEC. 31/01
                                                      ------------       ------------          ------------          ------------
         Income:
         Net investment income during the year        $          -       $          -          $          -          $    998,403
         Realized gain (loss) during the year              (82,292)          (276,574)             (478,171)             (510,682)
         Unrealized appreciation (depreciation)
          during the year                                  115,878         (1,883,802)              428,575            (5,318,988)
                                                      ------------       ------------          ------------          ------------
         Net increase (decrease) in assets from
          operations                                        33,586         (2,160,376)              (49,596)           (4,831,267)
                                                      ------------       ------------          ------------          ------------
         Changes from principal transactions:

          Transfer of net premiums                         349,090          2,281,980               621,823             3,956,889
          Transfer on terminations                        (120,687)          (523,329)             (316,047)           (1,517,045)
          Transfer on policy loans                          (8,277)           (10,538)              (19,335)              (29,837)
          Net interfund transfers                          (69,373)            45,823              (305,826)              628,230
                                                      ------------       ------------          ------------          ------------
         Net increase (decrease) in assets from
          principal transactions                           150,753          1,793,936               (19,385)            3,038,237
                                                      ------------       ------------          ------------          ------------
         Total increase (decrease) in assets               184,339           (366,440)              (68,981)           (1,793,030)

         Assets beginning of year                        7,037,748          7,404,188            17,159,871            18,952,901
                                                      ------------       ------------          ------------          ------------
         Assets end of year                           $  7,222,087       $  7,037,748          $ 17,090,890          $ 17,159,871
                                                      ============       ============          ============          ============


* Reflects the period from commencement of operations May 1, 2001 through December 31, 2001.

See accompanying notes.

                                                              SUB-ACCOUNT
    ------------------------------------------------------------------------------------------------------------------------------
            ALL CAP VALUE                                                  BLUE CHIP GROWTH               CAPITAL APPRECIATION
               TRUST                       BALANCED TRUST                       TRUST                            TRUST
    ------------------------------  -----------------------------     --------------------------       ---------------------------
    PERIOD ENDED      PERIOD ENDED  PERIOD ENDED      YEAR ENDED      PERIOD ENDED    YEAR ENDED       PERIOD ENDED   PERIOD ENDED
     MAR. 31/02       DEC. 31/01*    MAR. 31/02       DEC. 31/01       MAR. 31/02     DEC. 31/01        MAR. 31/02     DEC. 31/01*
    ------------      ------------  ------------      -----------     ------------   -----------       ------------   ------------
      $       -         $     75     $        -        $  713,899      $        -    $ 2,422,196         $      -       $      -
             21            (953)       (825,415)         (899,745)        (81,637)       (52,580)          (3,008)        (3,268)

         10,978           27,571         492,828       (3,301,218)       (358,510)    (7,668,299)          (4,611)         1,814
    ------------      ------------  ------------      -----------     ------------   -----------       ------------   ------------
         10,999           26,693       (332,587)       (3,487,064)       (440,147)    (5,298,683)          (7,619)        (1,454)
    ------------      ------------  ------------      -----------     ------------   -----------       ------------   ------------

        128,489           95,130      1,152,530         3,553,693       1,997,518      9,261,206           62,155        120,978
       (10,217)          (7,785)       (881,897)       (3,771,443)       (778,747)    (3,366,434)         (11,069)        (6,905)
        (2,586)                -       (140,052)           16,306         (50,780)       (24,895)               -              -
        265,892          312,377     (2,239,701)         (910,650)         21,697        526,751          147,287        187,226
    ------------      ------------  ------------      -----------     ------------   -----------       ------------   ------------
        381,578          399,722     (2,109,120)       (1,112,094)      1,189,688      6,396,628          198,373        301,299
    ------------      ------------  ------------      -----------     ------------   -----------       ------------   ------------
        392,577          426,415     (2,441,707)       (4,599,158)        749,541      1,097,945          190,754        299,845

        426,415                -     30,975,672        35,574,830      36,125,334     35,027,389          299,845              -
    ------------      ------------  ------------      -----------     ------------   -----------       ------------   ------------
      $ 818,992         $426,415    $28,533,965       $30,975,672     $36,874,875    $36,125,334         $490,599       $299,845
    ============      ============  ============      ===========     ============   ===========       ============   ============

                The Manufacturers Life Insurance Company (U.S.A.)
                               Separate Account A

   Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)


                                                                                  SUB-ACCOUNT
                                                      ---------------------------------------------------------------------
                                                           CAPITAL OPPORTUNITIES
                                                                   TRUST                            CORE VALUE TRUST
                                                      ------------------------------        -------------------------------
                                                      PERIOD ENDED       PERIOD ENDED       PERIOD ENDED       PERIOD ENDED
                                                       MAR. 31/02         DEC. 31/01*        MAR. 31/02        DEC. 31/01**
                                                      ------------       ------------       ------------       ------------
         Income:
         Net investment income during the year          $      --          $      --          $      --          $     123
         Realized gain (loss) during the year                (944)            (3,137)               227                 46
         Unrealized appreciation (depreciation)
          during the year                                    (335)             6,247              1,212              2,802
                                                        ---------          ---------          ---------          ---------
         Net increase (decrease) in assets from
          operations                                       (1,279)             3,110              1,439              2,971
                                                        ---------          ---------          ---------          ---------
         Changes from principal transactions:

          Transfer of net premiums                         21,687            111,183              7,237              2,313
          Transfer on terminations                         (6,121)             2,937             (2,319)              (830)
          Transfer on policy loans                             --                 --                 --                 --
          Net interfund transfers                          49,099            245,907                417             45,086
                                                        ---------          ---------          ---------          ---------
         Net increase (decrease) in assets from
          principal transactions                           64,665            360,027              5,335             46,569
                                                        ---------          ---------          ---------          ---------
         Total increase (decrease) in assets               63,386            363,137              6,774             49,540

         Assets beginning of year                         363,137                 --             49,540                 --
                                                        ---------          ---------          ---------          ---------
         Assets end of year                             $ 426,523          $ 363,137          $  56,314          $  49,540
                                                        =========          =========          =========          =========


* Reflects the period from commencement of operations May 1, 2001 through December 31, 2001.

** Reflects the period from commencement of operations July 16, 2001 through December 31, 2001.

See accompanying notes.

                                                SUB-ACCOUNT
-------------------------------------------------------------------------------------------------------------------
                                                                                              EMERGING
     DIVERSIFIED BOND TRUST                    DYNAMIC GROWTH TRUST                      SMALL COMPANY TRUST
--------------------------------        ----------------------------------       ----------------------------------
PERIOD ENDED         YEAR ENDED         PERIOD ENDED           YEAR ENDED        PERIOD ENDED           YEAR ENDED
 MAR. 31/02          DEC. 31/01          MAR. 31/02            DEC. 31/01         MAR. 31/02            DEC. 31/01
------------        ------------        ------------          ------------       ------------          ------------
$         --        $    228,405        $         --          $      2,669       $         --          $  2,989,181
      (4,588)            (51,790)           (215,547)             (362,746)          (337,333)              523,643

     (64,707)            124,248              41,995              (438,379)          (958,491)          (24,618,446)
------------        ------------        ------------          ------------       ------------          ------------
     (69,295)            300,863            (173,552)             (798,456)        (1,295,824)          (21,105,622)
------------        ------------        ------------          ------------       ------------          ------------

     417,308           1,625,526             123,080               690,350          1,721,455             8,226,969
    (123,378)           (338,697)            (36,219)             (127,695)        (2,109,448)           (7,911,365)
     (65,250)            (18,695)             (3,639)              (28,461)          (295,714)             (330,245)
   4,357,270           1,805,608               6,735               759,188         (1,710,934)           (2,344,218)
------------        ------------        ------------          ------------       ------------          ------------
   4,585,950           3,073,742              89,957             1,293,382         (2,394,641)           (2,358,859)
------------        ------------        ------------          ------------       ------------          ------------
   4,516,655           3,374,605             (83,595)              494,926         (3,690,465)          (23,464,481)

   6,638,730           3,264,125           1,976,588             1,481,662         70,245,302            93,709,783
------------        ------------        ------------          ------------       ------------          ------------
$ 11,155,385        $  6,638,730        $  1,892,993          $  1,976,588       $ 66,554,837          $ 70,245,302
------------        ------------        ------------          ------------       ------------          ------------
------------        ------------        ------------          ------------       ------------          ------------

           SUB-ACCOUNT
----------------------------------
         EQUITY-INCOME TRUST
----------------------------------
PERIOD ENDED           YEAR ENDED
 MAR. 31/02            DEC. 31/01
------------          ------------
$         --          $  3,013,469
      66,628               165,555

   1,453,433            (2,788,075)
------------          ------------
   1,520,061               390,949
------------          ------------

   1,022,779             4,698,752
    (496,511)           (2,328,113)
    (130,802)              (50,148)
   2,134,651             2,870,548
------------          ------------
   2,530,117             5,191,039
------------          ------------
   4,050,178             5,581,988

  31,529,986            25,947,998
------------          ------------
$ 35,580,164          $ 31,529,986
------------          ------------
------------          ------------

                The Manufacturers Life Insurance Company (U.S.A.)
                               Separate Account A

   Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)


                                                                                 SUB-ACCOUNT
                                                 ------------------------------------------------------------------------------
                                                                                                     FINANCIAL  SERVICES
                                                         EQUITY INDEX TRUST                                TRUST
                                                 ----------------------------------          ----------------------------------
                                                 PERIOD ENDED           YEAR ENDED           PERIOD ENDED          PERIOD ENDED
                                                  MAR. 31/02            DEC. 31/01            MAR. 31/02            DEC. 31/01*
                                                 ------------          ------------          ------------          ------------
Income:
Net investment income during the year            $          -          $  1,793,940          $          -          $         86
Realized gain (loss) during the year                  (24,473)              319,126                   (56)               (4,404)
Unrealized appreciation (depreciation)
  during the year                                     208,728           (11,632,054)                3,763                 7,400
                                                 ------------          ------------          ------------          ------------
Net increase (decrease) in assets from
  operations                                          184,255            (9,518,988)                3,707                 3,082
                                                 ------------          ------------          ------------          ------------
Changes from principal transactions:

  Transfer of net premiums                          2,403,085            10,090,870                37,368                77,874
  Transfer on terminations                         (1,085,527)           (6,060,140)               (9,549)               (8,872)
  Transfer on policy  loans                          (321,888)             (122,471)                 (470)                 (746)
  Net interfund transfers                           1,003,496            (3,841,934)              176,567               242,851
                                                 ------------          ------------          ------------          ------------
Net increase (decrease) in assets from
  principal transactions                            1,999,166                66,325               203,916               311,107
                                                 ------------          ------------          ------------          ------------
Total increase (decrease) in assets                 2,183,421            (9,452,663)              207,623               314,189

Assets beginning of year                           64,913,790            74,366,453               314,189                    --
                                                 ------------          ------------          ------------          ------------
Assets end of year                               $ 67,097,211          $ 64,913,790          $    521,812          $    314,189
                                                 ============          ============          ============          ============

* Reflects the period from commencement of operations May 1, 2001 through December 31, 2001.

** Reflects the period from commencement of operations July 16, 2001 through December 31, 2001.

See accompanying notes.

                                                         SUB-ACCOUNT
 ----------------------------------------------------------------------------------------------------------------------------
       FUNDAMENTAL VALUE                                                                            GLOBAL EQUITY SELECT
             TRUST                      GLOBAL  BOND  TRUST         GLOBAL  EQUITY  TRUST                  TRUST
 -----------------------------    ----------------------------   ---------------------------    -----------------------------
 PERIOD ENDED     PERIOD ENDED    PERIOD ENDED     YEAR ENDED    PERIOD ENDED    YEAR ENDED     PERIOD ENDED     PERIOD ENDED
  MAR. 31/02       DEC. 31/01*     MAR. 31/02      DEC. 31/01     MAR. 31/02     DEC. 31/01      MAR. 31/02      DEC. 31/01**
 ------------     ------------    ------------    ------------   ------------   ------------    ------------     ------------
 $          -     $          -    $          -    $          -   $          -   $  1,777,032    $          -     $          -
      (10,182)          (4,158)           (695)         (3,942)    (1,045,049)    (1,809,979)             32               32

         (638)           5,656            (783)          1,055      1,187,788     (1,826,021)            151            1,417
 ------------     ------------    ------------    ------------   ------------   ------------    ------------     ------------
      (10,820)           1,498          (1,478)         (2,887)       142,739     (1,858,968)            183            1,449
 ------------     ------------    ------------    ------------   ------------   ------------    ------------     ------------

      184,030          347,214          35,307         513,599        349,498      2,464,096              --               --
      (42,461)         (41,760)        (20,620)        (75,372)      (164,242)    (1,351,234)           (340)            (343)
       (1,430)          (2,237)             --            (121)        (3,442)       (21,958)             --               --
      577,981        1,745,676          75,064         100,923       (201,719)       305,763              --           11,989
 ------------     ------------    ------------    ------------   ------------   ------------    ------------     ------------
      718,120        2,048,893          89,751         539,029        (19,905)     1,396,667            (340)          11,646
 ------------     ------------    ------------    ------------   ------------   ------------    ------------     ------------
      707,300        2,050,391          88,273         536,142        122,834       (462,301)           (157)          13,095
    2,050,391               --       1,269,754         733,612     10,715,183     11,177,484          13,095               --
 ------------     ------------    ------------    ------------   ------------   ------------    ------------     ------------
 $  2,757,691     $  2,050,391    $  1,358,027    $  1,269,754   $ 10,838,017   $ 10,715,183    $     12,938     $     13,095
 ============     ============    ============    ============   ============   ============    ============     ============

                The Manufacturers Life Insurance Company (U.S.A.)
                               Separate Account A

   Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)


                                                                                 SUB-ACCOUNT
                                                ------------------------------------------------------------------------------
                                                                                                     GROWTH & INCOME
                                                           GROWTH TRUST                                   TRUST
                                                ---------------------------------           ----------------------------------
                                                PERIOD ENDED           YEAR ENDED           PERIOD ENDED           YEAR ENDED
                                                 MAR. 31/02            DEC. 31/01            MAR. 31/02            DEC. 31/01
                                                ------------          ------------          ------------          ------------
 Income:
 Net investment income during the year          $          -          $          -          $          -          $  2,743,694
 Realized gain (loss) during the year               (621,115)           (1,453,148)              211,538               551,538
 Unrealized appreciation (depreciation)
  during the year                                     13,725            (2,298,076)             (848,984)           (9,504,160)
                                                ------------          ------------          ------------          ------------
 Net increase (decrease) in assets from
  operations                                        (607,390)           (3,751,224)             (637,446)           (6,208,928)
                                                ------------          ------------          ------------          ------------
 Changes from principal transactions:

  Transfer of net premiums                           839,733             4,107,592             2,064,730             9,769,331
  Transfer on terminations                          (358,014)           (1,766,097)             (940,747)           (4,241,463)
  Transfer on policy loans                           (54,872)              (20,212)             (139,818)             (138,888)
  Net interfund transfers                           (850,643)             (491,472)             (806,892)               34,361
                                                ------------          ------------          ------------          ------------
 Net increase (decrease) in assets from
  principal transactions                            (423,796)            1,829,811               177,273             5,423,341
                                                ------------          ------------          ------------          ------------
 Total increase (decrease) in assets              (1,031,186)           (1,921,413)             (460,173)             (785,587)

 Assets beginning of year                         14,561,330            16,482,743            51,711,198            52,496,785
                                                ------------          ------------          ------------          ------------
 Assets end of year                             $ 13,530,144          $ 14,561,330          $ 51,251,025          $ 51,711,198
                                                ============          ============          ============          ============

* Reflects the period from commencement of operations May 1, 2001 through December 31, 2001.

** Reflects the period from commencement of operations July 16, 2001 through December 31, 2001.

See accompanying notes.

                                                       SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------------------------
       HEALTH SCIENCES                HIGH GRADE BOND                                              INCOME & VALUE
            TRUST                         TRUST                      HIGH YIELD TRUST                  TRUST
----------------------------   ---------------------------   ----------------------------   ---------------------------
PERIOD ENDED    PERIOD ENDED   PERIOD ENDED   PERIOD ENDED   PERIOD ENDED     YEAR ENDED    PERIOD ENDED    YEAR ENDED
 MAR. 31/02      DEC. 31/01*    MAR. 31/02    DEC. 31/01**    MAR. 31/02      DEC. 31/01     MAR. 31/02     DEC. 31/01
------------    ------------   ------------   ------------   ------------    ------------   ------------   ------------
$          -    $          -   $          -   $      5,145   $          -    $    499,808   $          -   $    315,493
         (73)           (530)          (198)            36       (281,118)       (929,040)       (10,534)      (145,567)

     (69,252)         45,481           (876)        (5,568)       161,559         126,462        225,932        (68,156)
------------    ------------   ------------   ------------   ------------    ------------   ------------   ------------
     (69,325)         44,951         (1,074)          (387)      (119,559)       (302,770)       215,398        101,770
------------    ------------   ------------   ------------   ------------    ------------   ------------   ------------

      70,407         328,733         22,629         85,889        544,176       1,141,776        491,452      1,711,255
     (17,673)         (7,534)        (8,954)        (3,708)       (94,774)       (337,768)      (151,314)      (688,096)
      (2,505)           (746)            --             --             53         (16,667)           831          3,689
     260,879         652,010             --         76,831       (187,440)      1,071,298      4,268,109      1,164,672
------------    ------------   ------------   ------------   ------------    ------------   ------------   ------------
     311,108         972,463         13,675        159,012        262,015       1,858,639      4,609,078      2,191,520
------------    ------------   ------------   ------------   ------------    ------------   ------------   ------------
     241,783       1,017,414         12,601        158,625        142,456       1,555,869      4,824,476      2,293,290

   1,017,414              --        158,625             --      6,171,637       4,615,768      8,275,552      5,982,262
------------    ------------   ------------   ------------   ------------    ------------   ------------   ------------
$  1,259,197    $  1,017,414   $    171,226   $    158,625   $  6,314,093    $  6,171,637   $ 13,100,028   $  8,275,552
============    ============   ============   ============   ============    ============   ============   ============

                The Manufacturers Life Insurance Company (U.S.A.)
                               Separate Account A

   Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)


                                                                   SUB-ACCOUNT
                                           -----------------------------------------------------------
                                               INTERNATIONAL EQUITY            INTERNATIONAL INDEX
                                                   SELECT TRUST                        TRUST
                                           -----------------------------------------------------------
                                           PERIOD ENDED    PERIOD ENDED    PERIOD ENDED     YEAR ENDED
                                            MAR. 31/02     DEC. 31/01**     MAR. 31/02      DEC. 31/01
                                           -----------------------------------------------------------
Income:
Net investment income during the year       $      --       $      --       $      --       $   8,893
Realized gain (loss) during the year               22              --          (3,718)        (29,221)
Unrealized appreciation (depreciation)
   during the year                                396             218          18,139         (74,519)
                                           -----------------------------------------------------------
Net increase (decrease) in assets from
   operations                                     418             218          14,421         (94,847)
                                           -----------------------------------------------------------

Changes from principal transactions:
    Transfer of net premiums                    5,190           1,388          69,712         494,384
Transfer on terminations                         (855)            (91)        (16,503)        (40,269)
Transfer on policy loans                           --              --              93          (2,092)
    Net interfund transfers                       556          10,132          69,234         259,859
                                           -----------------------------------------------------------
Net increase (decrease) in assets from
    principal transactions                      4,891          11,429         122,536         711,882
                                           -----------------------------------------------------------

Total increase (decrease) in assets             5,309          11,647         136,957         617,035

Assets beginning of year                       11,647              --         775,973         158,938
                                           -----------------------------------------------------------
Assets end of year                          $  16,956       $  11,647       $ 912,930       $ 775,973
                                           ===========================================================


** Reflects the period from commencement of operations July 16, 2001 through December 31, 2001.

See accompanying notes.

                                                     SUB-ACCOUNT
---------------------------------------------------------------------------------------------------------------------
   INTERNATIONAL SMALL           INTERNATIONAL STOCK           INTERNATIONAL VALUE           INTERNET TECHNOLOGIES
        CAP TRUST                       TRUST                         TRUST                          TRUST
---------------------------------------------------------------------------------------------------------------------
PERIOD ENDED    YEAR ENDED    PERIOD ENDED    YEAR ENDED    PERIOD ENDED    YEAR ENDED    PERIOD ENDED    YEAR ENDED
 MAR. 31/02     DEC. 31/01     MAR. 31/02     DEC. 31/01     MAR. 31/02     DEC. 31/01     MAR. 31/02     DEC. 31/01
---------------------------------------------------------------------------------------------------------------------

$        --    $        --    $        --    $ 1,090,518    $        --    $    54,398    $        --    $        --
     49,780     (3,288,079)    (2,885,323)    (7,216,325)        55,382       (210,611)      (352,881)      (208,650)

    217,418      1,314,459      3,197,073        365,926        183,833         34,326        250,226        (88,889)
---------------------------------------------------------------------------------------------------------------------

    267,198     (1,973,620)       311,750     (5,759,881)       239,215       (121,887)      (102,655)      (297,539)
---------------------------------------------------------------------------------------------------------------------


    181,631      1,084,447        716,458      3,898,723        321,439        950,753         47,127        546,771
    (78,127)      (413,237)      (464,002)    (2,219,458)       (52,011)      (169,012)       (15,664)       (79,753)
       (739)       (14,848)       (11,754)         1,343            189            577         (1,927)       (24,220)
    531,968       (844,387)        10,429       (282,829)     1,475,362      1,002,770       (119,298)        38,743
---------------------------------------------------------------------------------------------------------------------

    634,733       (188,025)       251,131      1,397,779      1,744,979      1,785,088        (89,762)       481,541
---------------------------------------------------------------------------------------------------------------------

    901,931     (2,161,645)       562,881     (4,362,102)     1,984,194      1,663,201       (192,417)       184,002

  4,463,179      6,624,824     22,300,841     26,662,943      3,276,153      1,612,952        828,119        644,117
---------------------------------------------------------------------------------------------------------------------
$ 5,365,110    $ 4,463,179    $22,863,722    $22,300,841    $ 5,260,347    $ 3,276,153    $   635,702    $   828,119
=====================================================================================================================

                The Manufacturers Life Insurance Company (U.S.A.)
                               Separate Account A

   Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)


                                                                   SUB-ACCOUNT
                                           ----------------------------------------------------------
                                             INVESTMENT QUALITY BOND           LARGE CAP GROWTH
                                                      TRUST                         TRUST
                                           ----------------------------------------------------------
                                            PERIOD ENDED    YEAR ENDED    PERIOD ENDED    YEAR ENDED
                                             MAR. 31/02     DEC. 31/01     MAR. 31/02     DEC. 31/01
                                           ----------------------------------------------------------
Income:
Net investment income during the year       $        --    $ 1,683,400    $        --    $   543,947
Realized gain (loss) during the year            124,632        (24,658)      (118,762)      (336,972)
Unrealized appreciation (depreciation)
   during the year                               54,510        313,096        198,177     (2,863,856)
                                           ----------------------------------------------------------
Net increase (decrease) in assets from
   operations                                   179,142      1,971,838         79,415     (2,656,881)
                                           ----------------------------------------------------------

Changes from principal transactions:
    Transfer of net premiums                    697,125      3,770,528        785,841      4,635,266
    Transfer on terminations                   (594,449)    (3,002,758)      (400,534)    (1,385,959)
    Transfer on policy loans                   (238,708)        81,759         (7,412)       (28,148)
    Net interfund transfers                  (4,522,571)       266,094      1,284,999      1,438,904
                                           ----------------------------------------------------------
Net increase (decrease) in assets from
    principal transactions                   (4,658,603)     1,115,623      1,662,894      4,660,063
                                           ----------------------------------------------------------

Total increase (decrease) in assets          (4,479,461)     3,087,461      1,742,309      2,003,182

Assets beginning of year                     29,654,435     26,566,974     15,099,204     13,096,022
                                           ----------------------------------------------------------
Assets end of year                          $25,174,974    $29,654,435    $16,841,513    $15,099,204
                                           ==========================================================



See accompanying notes.

                                                      SUB-ACCOUNT
---------------------------------------------------------------------------------------------------------------------
LIFESTYLE AGGRESSIVE 1000       LIFESTYLE BALANCED 640      LIFESTYLE CONSERVATIVE 280       LIFESTYLE GROWTH 820
         TRUST                          TRUST                         TRUST                          TRUST
---------------------------------------------------------------------------------------------------------------------
PERIOD ENDED    YEAR ENDED    PERIOD ENDED    YEAR ENDED    PERIOD ENDED    YEAR ENDED    PERIOD ENDED    YEAR ENDED
 MAR. 31/02     DEC. 31/01     MAR. 31/02     DEC. 31/01     MAR. 31/02     DEC. 31/01     MAR. 31/02     DEC. 31/01
---------------------------------------------------------------------------------------------------------------------

$        --    $   388,350    $        --    $   840,004    $       312    $     7,507    $        --    $ 2,133,146
    (57,079)      (133,768)       (33,295)       (20,180)             5         (2,326)      (113,216)      (779,392)

    131,101       (953,443)       120,885     (1,277,862)         1,926          3,395        330,705     (3,528,898)
---------------------------------------------------------------------------------------------------------------------

     74,022       (698,861)        87,590       (458,038)         2,243          8,576        217,489     (2,175,144)
---------------------------------------------------------------------------------------------------------------------


    306,151      1,704,419      1,347,526      4,382,335         35,619        374,546      1,357,762      7,605,366
   (156,385)      (497,645)      (338,483)    (1,205,129)       (11,645)       (27,728)      (639,155)    (4,069,271)
      1,314        (10,477)       (19,002)       (34,338)        (7,864)            --         84,070        256,322
      2,579        162,573        257,872      1,404,753        126,509       (127,414)     1,022,019        522,569
---------------------------------------------------------------------------------------------------------------------

    153,659      1,358,870      1,247,913      4,547,621        142,619        219,404      1,824,696      4,314,986
---------------------------------------------------------------------------------------------------------------------

    227,681        660,009      1,335,503      4,089,583        144,862        227,980      2,042,185      2,139,842

  5,311,159      4,651,150     14,004,976      9,915,393        450,589        222,609     25,961,272     23,821,430
---------------------------------------------------------------------------------------------------------------------
$ 5,538,840    $ 5,311,159    $15,340,479    $14,004,976    $   595,451    $   450,589    $28,003,457    $25,961,272
=====================================================================================================================

                The Manufacturers Life Insurance Company (U.S.A.)
                               Separate Account A

   Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)


                                                                      SUB-ACCOUNT
                                           -------------------------------------------------------------------
                                               LIFESTYLE MODERATE 460                 MID CAP GROWTH
                                                       TRUST                                 TRUST
                                           -------------------------------------------------------------------
                                            PERIOD ENDED       YEAR ENDED       PERIOD ENDED      PERIOD ENDED
                                             MAR. 31/02        DEC. 31/01        MAR. 31/02        DEC. 31/01*
                                           -------------------------------------------------------------------
Income:
Net investment income during the year       $       808       $   110,107       $        --       $        --
Realized gain (loss) during the year             (5,073)          (36,040)             (773)           (7,118)
Unrealized appreciation (depreciation)
   during the year                               22,679           (89,626)          (13,103)           (3,663)
                                           -------------------------------------------------------------------
Net increase (decrease) in assets from
   operations                                    18,414           (15,559)          (13,876)          (10,781)
                                           -------------------------------------------------------------------

Changes from principal transactions:
    Transfer of net premiums                    231,769           828,356           155,917           141,446
    Transfer on terminations                    (59,066)         (146,711)          (15,155)          (10,451)
    Transfer on policy loans                        (30)           68,632              (901)           (1,491)
Net interfund transfers                         204,445            91,509           195,941           433,492
                                           -------------------------------------------------------------------
Net increase (decrease) in assets from
principal transactions                          377,118           841,786           335,802           562,996
                                           -------------------------------------------------------------------

Total increase (decrease) in assets             395,532           826,227           321,926           552,215

Assets beginning of year                      2,416,964         1,590,737           552,215                --
                                           -------------------------------------------------------------------
Assets end of year                          $ 2,812,496       $ 2,416,964       $   874,141       $   552,215
                                           ===================================================================

* Reflects the period from commencement of operations May 1, 2001 through December 31, 2001.


See accompanying notes.

                                                     SUB-ACCOUNT
---------------------------------------------------------------------------------------------------------------------
       MID CAP INDEX            MID CAP OPPORTUNITIES             MID CAP STOCK                 MID CAP VALUE
           TRUST                        TRUST                         TRUST                         TRUST
---------------------------------------------------------------------------------------------------------------------
PERIOD ENDED    YEAR ENDED    PERIOD ENDED   PERIOD ENDED   PERIOD ENDED    YEAR ENDED    PERIOD ENDED   PERIOD ENDED
 MAR. 31/02     DEC. 31/01     MAR. 31/02     DEC. 31/01*    MAR. 31/02     DEC. 31/01     MAR. 31/02     DEC. 31/01*
---------------------------------------------------------------------------------------------------------------------

$        --    $    15,781    $        --    $        --    $        --    $        --    $        --    $     3,568
    (35,917)       (80,613)         3,790         (1,753)      (155,276)      (182,164)            68           (203)

    191,692         38,888        (17,585)        52,061        132,999        118,888        169,620         75,425
---------------------------------------------------------------------------------------------------------------------

    155,775        (25,944)       (13,795)        50,308        (22,277)       (63,276)       169,688         78,790
---------------------------------------------------------------------------------------------------------------------


    139,486        563,684        100,939         62,205        137,099      1,002,409        200,541        258,014
    (61,899)       (70,740)        (9,008)        (6,427)       (67,590)      (187,920)       (37,623)       (26,156)
        186         (4,490)        (2,588)            --          1,366        (10,150)        (2,595)            --
    129,572      1,487,325        124,344        482,706       (560,831)     1,070,600      1,006,464      1,395,147
---------------------------------------------------------------------------------------------------------------------

    207,345      1,975,779        213,687        538,484       (489,956)     1,874,939      1,166,787      1,627,005
---------------------------------------------------------------------------------------------------------------------

    363,120      1,949,835        199,892        588,792       (512,233)     1,811,663      1,336,475      1,705,795

  2,500,541        550,706        588,792             --      3,555,087      1,743,424      1,705,795             --
---------------------------------------------------------------------------------------------------------------------
$ 2,863,661    $ 2,500,541    $   788,684    $   588,792    $ 3,042,854    $ 3,555,087    $ 3,042,270    $ 1,705,795
=====================================================================================================================

                The Manufacturers Life Insurance Company (U.S.A.)
                               Separate Account A

   Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)


                                                                    SUB-ACCOUNT
                                           --------------------------------------------------------------
                                                    MONEY MARKET
                                                        TRUST                      OVERSEAS TRUST
                                           --------------------------------------------------------------
                                            PERIOD ENDED     YEAR ENDED     PERIOD ENDED     YEAR ENDED
                                             MAR. 31/02      DEC. 31/01      MAR. 31/02      DEC. 31/01
                                           --------------------------------------------------------------
Income:
Net investment income during the year       $    254,833    $  2,437,207    $         --    $    592,006
Realized gain (loss) during the year                  --              --        (139,138)     (2,314,964)
Unrealized appreciation (depreciation)
   during the year                                    --              --         342,511         310,847
                                           --------------------------------------------------------------
Net increase (decrease) in assets from
   operations                                    254,833       2,437,207         203,373      (1,412,111)
                                           --------------------------------------------------------------

Changes from principal transactions:
    Transfer of net premiums                  21,498,089      65,123,257         186,244       1,448,316
    Transfer on terminations                  (2,423,816)    (10,140,660)       (109,370)       (455,736)
    Transfer on policy loans                  (1,233,116)     (3,343,393)         (3,160)        (34,360)
    Net interfund transfers                  (13,809,494)    (34,019,575)      1,011,805        (150,626)
                                           --------------------------------------------------------------
Net increase (decrease) in assets from
    principal transactions                     4,031,663      17,619,629       1,085,519         807,594
                                           --------------------------------------------------------------

Total increase (decrease) in assets            4,286,496      20,056,836       1,288,892        (604,517)

Assets beginning of year                      83,955,822      63,898,986       6,321,622       6,926,139
                                           --------------------------------------------------------------
Assets end of year                          $ 88,242,318    $ 83,955,822    $  7,610,514    $  6,321,622
                                           ==============================================================


* Reflects the period from commencement of operations May 1, 2001 through December 31, 2001.

See accompanying notes.

                                                         SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------------------------------
        PACIFIC RIM                 QUANTITATIVE EQUITY             QUANTITATIVE MID CAP           REAL ESTATE SECURITIES
   EMERGING MARKETS TRUST                 TRUST                            TRUST                           TRUST
-----------------------------------------------------------------------------------------------------------------------------
PERIOD ENDED     YEAR ENDED     PERIOD ENDED     YEAR ENDED     PERIOD ENDED    PERIOD ENDED    PERIOD ENDED     YEAR ENDED
 MAR. 31/02      DEC. 31/01      MAR. 31/02      DEC. 31/01      MAR. 31/02      DEC. 31/01*     MAR. 31/02      DEC. 31/01
-----------------------------------------------------------------------------------------------------------------------------

$         --    $     32,951    $         --    $  8,592,412    $         --    $         --    $         --    $    746,285
    (407,349)     (2,930,761)       (467,498)        160,429             461            (395)        (20,469)       (395,929)

   1,018,805       1,175,536        (725,578)    (24,331,381)          7,068          10,718       2,062,105         290,049
-----------------------------------------------------------------------------------------------------------------------------

     611,456      (1,722,274)     (1,193,076)    (15,578,540)          7,529          10,323       2,041,636         640,405
-----------------------------------------------------------------------------------------------------------------------------


     264,325       1,289,621       1,457,790       8,102,224          44,637         163,892         749,075       2,755,868
    (143,718)       (685,431)     (1,212,221)     (5,795,856)         (7,930)           (800)       (626,355)     (3,131,725)
       3,684         (12,847)       (265,867)       (608,974)         (2,586)             --        (131,843)       (157,802)
     (48,703)       (518,291)     (1,865,464)       (298,597)        146,960          60,539       1,059,430          99,125
-----------------------------------------------------------------------------------------------------------------------------

      75,588          73,052      (1,885,762)      1,398,797         181,081         223,631       1,050,307        (434,534)
-----------------------------------------------------------------------------------------------------------------------------

     687,044      (1,649,222)     (3,078,838)    (14,179,743)        188,610         233,954       3,091,943         205,871

   7,600,304       9,249,526      52,356,792      66,536,535         233,954              --      23,701,906      23,496,035
-----------------------------------------------------------------------------------------------------------------------------
$  8,287,348    $  7,600,304    $ 49,277,954    $ 52,356,792    $    422,564    $    233,954    $ 26,793,849    $ 23,701,906
=============================================================================================================================

                The Manufacturers Life Insurance Company (U.S.A.)
                               Separate Account A

   Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)


                                                                          SUB-ACCOUNT
                                           -----------------------------------------------------------------------
                                                SCIENCE AND TECHNOLOGY
                                                        TRUST                           SELECT GROWTH TRUST
                                           -----------------------------------------------------------------------
                                            PERIOD ENDED        YEAR ENDED        PERIOD ENDED       PERIOD ENDED
                                             MAR. 31/02         DEC. 31/01         MAR. 31/02        DEC. 31/01**
                                           -----------------------------------------------------------------------
Income:
Net investment income during the year       $         --       $  1,203,870       $         --       $         --
Realized gain (loss) during the year          (3,984,095)        (8,654,548)               207                 34
Unrealized appreciation (depreciation)
   during the year                             2,381,962         (5,654,641)            (1,195)             2,328
                                           -----------------------------------------------------------------------
Net increase (decrease) in assets from
   operations                                 (1,602,133)       (13,105,319)              (988)             2,362
                                           -----------------------------------------------------------------------

Changes from principal transactions:
    Transfer of net premiums                   1,265,988          6,810,840              6,192                 --
    Transfer on terminations                    (460,783)        (2,006,086)            (1,555)              (365)
    Transfer on policy loans                     (22,730)          (163,297)                --                 --
    Net interfund transfers                   (1,306,620)           798,743                417             28,875
                                           -----------------------------------------------------------------------
Net increase (decrease) in assets from
    principal transactions                      (524,145)         5,440,200              5,054             28,510
                                           -----------------------------------------------------------------------

Total increase (decrease) in assets           (2,126,278)        (7,665,119)             4,066             30,872

Assets beginning of year                      21,631,041         29,296,160             30,872                 --
                                           -----------------------------------------------------------------------
Assets end of year                          $ 19,504,763       $ 21,631,041       $     34,938       $     30,872
                                           =======================================================================


** Reflects the period from commencement of operations July 16, 2001 through December 31, 2001.

See accompanying notes.

                                                           SUB-ACCOUNT
---------------------------------------------------------------------------------------------------------------------
                                  SMALL COMPANY BLEND          SMALL COMPANY VALUE
  SMALL CAP INDEX TRUST                 TRUST                         TRUST                   SMALL-MID CAP TRUST
---------------------------------------------------------------------------------------------------------------------
PERIOD ENDED    YEAR ENDED    PERIOD ENDED    YEAR ENDED    PERIOD ENDED    YEAR ENDED    PERIOD ENDED   PERIOD ENDED
 MAR. 31/02     DEC. 31/01     MAR. 31/02     DEC. 31/01     MAR. 31/02     DEC. 31/01     MAR. 31/02    DEC. 31/01**
---------------------------------------------------------------------------------------------------------------------

$        --    $    37,973    $        --    $    11,383    $        --    $     7,567    $        --    $         1
    (63,822)      (108,835)       (51,270)      (642,184)         4,092         24,674            134             18

    141,285          4,431        195,068        732,967        735,153        211,763          1,661          1,796
---------------------------------------------------------------------------------------------------------------------

     77,463        (66,431)       143,798        102,166        739,245        244,004          1,795          1,815
---------------------------------------------------------------------------------------------------------------------


    113,538        695,528        133,323        953,171        333,233      1,403,524          3,163            925
    (38,868)       (58,515)       (58,147)      (213,793)      (140,949)      (454,034)        (1,018)          (399)
     (2,487)        (2,104)        (3,521)        (3,343)        (6,212)       (89,164)            --             --
     92,068      1,682,151        193,531      1,358,981      1,245,502      1,656,901            223         20,432
---------------------------------------------------------------------------------------------------------------------

    164,251      2,317,060        265,186      2,095,016      1,431,574      2,517,227          2,368         20,958
---------------------------------------------------------------------------------------------------------------------

    241,714      2,250,629        408,984      2,197,182      2,170,819      2,761,231          4,163         22,773

  2,406,173        155,544      3,990,916      1,793,734      5,880,631      3,119,400         22,773             --
---------------------------------------------------------------------------------------------------------------------
$ 2,647,887    $ 2,406,173    $ 4,399,900    $ 3,990,916    $ 8,051,450    $ 5,880,631    $    26,936    $    22,773
=====================================================================================================================

                The Manufacturers Life Insurance Company (U.S.A.)
                               Separate Account A

   Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)


                                                                    SUB-ACCOUNT
                                            -----------------------------------------------------------
                                               SMALL-MID CAP GROWTH
                                                      TRUST                    STRATEGIC BOND TRUST
                                            -----------------------------------------------------------
                                            PERIOD ENDED   PERIOD ENDED     PERIOD ENDED    YEAR ENDED
                                             MAR. 31/02    DEC. 31/01**      MAR. 31/02     DEC. 31/01
                                            -----------------------------------------------------------
Income:
Net investment income during the year       $        --    $        --      $        --    $   394,888
Realized gain (loss) during the year                (35)            --           (5,287)       (81,265)
Unrealized appreciation (depreciation)
   during the year                                 (762)            55          127,649         15,518
                                            -----------------------------------------------------------
Net increase (decrease) in assets from
   operations                                      (797)            55          122,362        329,141
                                            -----------------------------------------------------------

Changes from principal transactions:
    Transfer of net premiums                      2,611             --          261,658      1,083,745
    Transfer on terminations                       (493)            --         (114,679)      (553,860)
    Transfer on policy loans                         --             --           (6,964)       (21,625)
    Net interfund transfers                         195          6,755          212,157        100,755
                                            -----------------------------------------------------------
Net increase (decrease) in assets from
    principal transactions                        2,313          6,755          352,172        609,015
                                            -----------------------------------------------------------

Total increase (decrease) in assets               1,516          6,810          474,534        938,156

Assets beginning of year                          6,810             --        5,890,786      4,952,630
                                            -----------------------------------------------------------
Assets end of year                          $     8,326    $     6,810      $ 6,365,320    $ 5,890,786
                                            ===========================================================

 * Reflects the period from commencement of operations May 1, 2001 through December 31, 2001.
** Reflects the period from commencement of operations July 16, 2001 through December 31, 2001.

See accompanying notes.

                                                            SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------------------------------
                                  STRATEGIC OPPORTUNITIES          TACTICAL ALLOCATION              TELECOMMUNICATIONS
   STRATEGIC GROWTH TRUST                  TRUST                          TRUST                             TRUST
-----------------------------------------------------------------------------------------------------------------------------
PERIOD ENDED    PERIOD ENDED    PERIOD ENDED     YEAR ENDED     PERIOD ENDED     YEAR ENDED     PERIOD ENDED    PERIOD ENDED
 MAR. 31/02      DEC. 31/01*     MAR. 31/02      DEC. 31/01      MAR. 31/02      DEC. 31/01      MAR. 31/02      DEC. 31/01*
-----------------------------------------------------------------------------------------------------------------------------

$         --    $         --    $         --    $  4,829,644    $         --    $      3,024    $         --    $         --
      (2,114)         (6,143)       (492,328)       (939,512)         (6,038)         (7,137)        (12,547)           (773)

     (24,226)         (1,050)        264,262      (9,296,726)          4,453         (53,200)         (6,783)           (802)
-----------------------------------------------------------------------------------------------------------------------------

     (26,340)         (7,193)       (228,066)     (5,406,594)         (1,585)        (57,313)        (19,330)         (1,575)
-----------------------------------------------------------------------------------------------------------------------------


      32,069         132,161       1,081,356       6,338,370          72,305         168,737          68,940          10,085
     (14,110)        (15,101)       (544,519)     (3,388,636)        (12,450)        (42,733)         (5,433)         (1,870)
          --              --         (38,348)       (108,983)           (114)         (5,586)         (2,556)             --
     139,659         530,756        (241,006)        (32,555)        148,852          72,993          83,115          56,963
-----------------------------------------------------------------------------------------------------------------------------

     157,618         647,816         257,483       2,808,196         208,593         193,411         144,066          65,178
-----------------------------------------------------------------------------------------------------------------------------

     131,278         640,623          29,417      (2,598,398)        207,008         136,098         124,736          63,603

     640,623              --      31,259,873      33,858,271         453,266         317,168          63,603              --
-----------------------------------------------------------------------------------------------------------------------------
$    771,901    $    640,623    $ 31,289,290    $ 31,259,873    $    660,274    $    453,266    $    188,339    $     63,603
=============================================================================================================================

                The Manufacturers Life Insurance Company (U.S.A.)
                               Separate Account A

   Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)


                                                                       SUB-ACCOUNT
                                           -------------------------------------------------------------------
                                                                                       TOTAL STOCK MARKET
                                                  TOTAL RETURN TRUST                      INDEX TRUST
                                           -------------------------------------------------------------------
                                            PERIOD ENDED       YEAR ENDED       PERIOD ENDED       YEAR ENDED
                                             MAR. 31/02        DEC. 31/01        MAR. 31/02        DEC. 31/01
                                           -------------------------------------------------------------------
Income:
Net investment income during the year       $        --       $   151,288       $        --       $    17,140
Realized gain (loss) during the year             14,034           268,978           (27,772)         (100,210)
Unrealized appreciation (depreciation)
   during the year                               29,876           (81,071)           46,509           (34,713)
                                           -------------------------------------------------------------------
Net increase (decrease) in assets from
   operations                                    43,910           339,195            18,737          (117,783)
                                           -------------------------------------------------------------------

Changes from principal transactions:
    Transfer of net premiums                    405,690         1,878,907           183,435           871,757
    Transfer on terminations                   (187,149)         (306,084)          (33,161)         (125,929)
    Transfer on policy loans                     (9,922)             (732)           (2,404)          (11,062)
    Net interfund transfers                     655,264         2,952,686           155,617         1,358,533
                                           -------------------------------------------------------------------
Net increase (decrease) in assets from
    principal transactions                      863,883         4,524,777           303,487         2,093,299
                                           -------------------------------------------------------------------

Total increase (decrease) in assets             907,793         4,863,972           322,224         1,975,516

Assets beginning of year                      7,224,802         2,360,830         2,269,349           293,833
                                           -------------------------------------------------------------------
Assets end of year                          $ 8,132,595       $ 7,224,802       $ 2,591,573       $ 2,269,349
                                           ===================================================================


* Reflects the period from commencement of operations May 1, 2001 through December 31, 2001.

See accompanying notes.

                                                         SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------------------------------
     U.S. GOVERNMENT               U.S. LARGE CAP VALUE
     SECURITIES TRUST                      TRUST                      UTILITIES TRUST                   VALUE TRUST
-----------------------------------------------------------------------------------------------------------------------------
PERIOD ENDED     YEAR ENDED     PERIOD ENDED     YEAR ENDED     PERIOD ENDED    PERIOD ENDED    PERIOD ENDED     YEAR ENDED
 MAR. 31/02      DEC. 31/01      MAR. 31/02      DEC. 31/01      MAR. 31/02      DEC. 31/01*     MAR. 31/02      DEC. 31/01
-----------------------------------------------------------------------------------------------------------------------------

$         --    $    358,458    $         --    $     93,316    $         --    $        466    $         --    $    393,971
      15,099           6,248           2,534          22,912         (21,104)         (1,344)        110,578         245,518

      10,791          76,680          82,080        (309,297)         25,888         (15,058)        558,037        (370,126)
-----------------------------------------------------------------------------------------------------------------------------

      25,890         441,386          84,614        (193,069)          4,784         (15,936)        668,615         269,363
-----------------------------------------------------------------------------------------------------------------------------


     689,518       2,243,613         705,799       3,065,164          61,444          41,489         669,880       3,138,784
    (298,769)       (522,634)       (263,742)       (705,239)         (4,402)         (3,751)       (305,337)     (1,041,187)
     (19,168)        (29,512)        (11,266)         (5,200)         (2,595)             --         (35,751)       (100,503)
     673,475       1,043,244         436,532       1,630,192         139,389          71,319         647,416       3,077,899
-----------------------------------------------------------------------------------------------------------------------------

   1,045,056       2,734,711         867,323       3,984,917         193,836         109,057         976,208       5,074,993
-----------------------------------------------------------------------------------------------------------------------------

   1,070,946       3,176,097         951,937       3,791,848         198,620          93,121       1,644,823       5,344,356

   8,523,508       5,347,411      11,337,798       7,545,950          93,121              --      14,453,761       9,109,405
-----------------------------------------------------------------------------------------------------------------------------
$  9,594,454    $  8,523,508    $ 12,289,735    $ 11,337,798    $    291,741    $     93,121    $ 16,098,584    $ 14,453,761
=============================================================================================================================

                The Manufacturers Life Insurance Company (U.S.A.)
                               Separate Account A

   Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)


                                                                        SUB-ACCOUNT
                                            -----------------------------------------------------------------
                                                   500 INDEX TRUST                        TOTAL
                                            -----------------------------------------------------------------
                                             PERIOD ENDED      YEAR ENDED      PERIOD ENDED      YEAR ENDED
                                              MAR. 31/02       DEC. 31/01       MAR. 31/02       DEC. 31/01
                                            -----------------------------------------------------------------
Income:
Net investment income during the year       $          --    $     102,526    $     255,953    $  44,389,613
Realized gain (loss) during the year             (176,955)        (372,741)     (13,002,298)     (33,338,270)
Unrealized appreciation (depreciation)
   during the year                                204,755         (439,691)      14,711,423     (115,320,231)
                                            -----------------------------------------------------------------
Net increase (decrease) in assets from
   operations                                      27,800         (709,906)       1,965,078     (104,268,888)
                                            -----------------------------------------------------------------

Changes from principal transactions:
    Transfer of net premiums                      984,342        6,226,392       52,779,542      211,514,608
    Transfer on terminations                     (241,424)        (643,218)     (18,055,427)     (78,331,448)
    Transfer on policy loans                      (65,081)          (7,178)      (3,308,285)      (5,224,156)
    Net interfund transfers                       545,865        3,290,126       (1,471,606)      (1,064,286)
                                            -----------------------------------------------------------------
Net increase (decrease) in assets from
    principal transactions                      1,223,702        8,866,122       29,944,224      126,894,718
                                            -----------------------------------------------------------------

Total increase (decrease) in assets             1,251,502        8,156,216       31,909,302       22,625,830

Assets beginning of year                       13,506,774        5,350,558      801,314,147      778,688,317
                                            -----------------------------------------------------------------
Assets end of year                          $  14,758,276    $  13,506,774    $ 833,223,449    $ 801,314,147
                                            =================================================================

                The Manufacturers Life Insurance Company (U.S.A.)
                               Separate Account A

                          Notes to Financial Statements

                           March 31, 2002 (Unaudited)

1.       ORGANIZATION

The Manufacturers Life Insurance Company of America Separate Account A (the "Account") is a separate account established by The Manufacturers Life Insurance Company (U.S.A.) ("ManUSA" or the "Company"). The Account operates as a Unit Investment Trust under the Investment Company Act of 1940, as amended (the "Act") and has sixty-seven investment sub-accounts. Each investment sub-account invests solely in shares of a particular Manufacturers Investment Trust (the "Trust") portfolio. The Trust is registered under the Act as an open-end management investment company, commonly known as a mutual fund, which does not transact with the general public. Instead, the Trust deals exclusively with insurance companies by providing the investment medium for variable contracts structured as separate accounts. The Account is a funding vehicle for the allocation of net premiums under single premium variable life and variable universal life insurance contracts (the "Contracts") issued by the Company.

ManUSA is a stock life insurance company incorporated under the laws of Michigan in 1979. It is an indirect wholly owned subsidiary of Manulife Financial Corporation ("MFC"), a Canadian-based publicly traded stock life insurance company. Prior to 2002, the Account was sponsored by The Manufacturers Life Insurance Company of America. Effective January 1, 2002 and via an assumption reinsurance agreement, the administration and sponsorship of the Account was transferred to ManUSA.

The Company is required to maintain assets in the Account with a total fair value at least equal to the reserves and other liabilities relating to the variable benefits under all Contracts participating in the Account. These assets may not be charged with liabilities which arise from any other business the Company conducts. However, all obligations under the variable contracts are general corporate obligations of the Company.

Additional assets are held in the Company's general account to cover the contingency that the guaranteed minimum death benefit might exceed the death benefit which would have been payable in the absence of such guarantee.

As the result of portfolio changes, the following sub-accounts of the Account have been renamed as follows:

           PREVIOUS NAME                            NEW NAME                        EFFECTIVE DATE
           -------------                            --------                        --------------
        Mid Cap Blend Trust              Strategic Opportunities Trust                May 1, 2001

                The Manufacturers Life Insurance Company (U.S.A.)
                               Separate Account A

                    Notes to Financial Statements (continued)

1.       ORGANIZATION (CONTINUED)

The following sub-accounts of the Account were added as investment options for variable life insurance contract holders of the Company:

                                                                   Commencement of
                                                                  Operations of the
                                                                     Sub-accounts
                                                                     ------------
All Cap Value Trust                                                  May 1, 2001
Capital Appreciation Trust                                           May 1, 2001
Capital Opportunities Trust                                          May 1, 2001
Core Value Trust                                                    July 16, 2001
Financial Services Trust                                             May 1, 2001
Fundamental Value Trust                                              May 1, 2001
Global Equity Select Trust                                          July 16, 2001
Health Sciences Trust                                                May 1, 2001
High Grade Bond Trust                                               July 16, 2001
International Equity Select Trust                                   July 16, 2001
Mid Cap Growth Trust                                                 May 1, 2001
Mid Cap Opportunities Trust                                          May 1, 2001
Mid Cap Value Trust                                                  May 1, 2001
Quantitative Mid Cap Trust                                           May 1, 2001
Select Growth Trust                                                 July 16, 2001
Small-Mid Cap Trust                                                 July 16, 2001
Small-Mid Cap Growth Trust                                          July 16, 2001
Strategic Growth Trust                                               May 1, 2001
Telecommunications Trust                                             May 1, 2001
Utilities Trust                                                      May 1, 2001

2.       SIGNIFICANT ACCOUNTING POLICIES

Investments of each sub-account are made in the portfolios of the Trust and are valued at the reported net asset values of such portfolios, which value their investment securities at fair value. Transactions are recorded on the trade date. Income from dividends is recorded on the ex-dividend date. Realized gains and losses on the sales of investments are computed on the basis of the identified cost of the investment sold.

In addition to the Account, a contract holder may also allocate funds to the Fixed Account, which is part of the Company's general account. Because of exemptive and exclusionary provisions, interests in the Fixed Account have not been registered under the Securities Act of 1933, and the Company's general account has not been registered as an investment company under the Investment Company Act of 1940.

                The Manufacturers Life Insurance Company (U.S.A.)
                               Separate Account A

                    Notes to Financial Statements (continued)

2.       SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The operations of the Account are included in the federal income tax return of the Company, which is taxed as a life insurance company under the provisions of the Internal Revenue Code (the Code). Under the current provisions of the Code, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited under the Contracts. Based on this, no charge is being made currently to the Account for federal income taxes. The Company will review periodically the status of such decision based on changes in the tax law. Such a charge may be made in future years for any federal income taxes that would be attributable to the Contract.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported herein. Actual results could differ from these estimates.

3.       CONTRACT CHARGES

The Company deducts certain charges from gross premium before placing the remaining net premiums in the sub-account. In the event of a surrender, surrender charges may be made by the Company to cover sales expenses and administrative expenses associated with underwriting the policy issue. Each month a deduction consisting of an administrative charge, a charge for cost of insurance, a charge for mortality and expense risk and charges for supplementary benefits is deducted from the policy value.

4.       PURCHASES AND SALES

The cost of purchases and proceeds from sales of investments for the period ended March 31, 2002 were as follows:

                                                                PURCHASES       SALES
                                                               ------------------------
SUB-ACCOUNTS:
    Aggressive Growth Trust                                    $  346,364     $ 195,610
    All Cap Growth Trust                                          863,410       882,794
    All Cap Value Trust                                           383,997         2,419
    Balanced Trust                                                473,170     2,582,290
    Blue Chip Growth Trust                                      1,844,327       654,640
    Capital Appreciation Trust                                    211,888        13,515
    Capital Opportunities Trust                                    68,758         4,092
    Core Value Trust                                                7,642         2,307
    Diversified Bond Trust                                      4,736,097       150,148
    Dynamic Growth Trust                                          215,580       125,623
    Emerging Small Company Trust                                  848,170     3,242,811
    Equity-Income Trust                                         3,563,978     1,033,861
    Equity Index Trust                                          3,231,894     1,232,728

                The Manufacturers Life Insurance Company (U.S.A.)
                               Separate Account A

                    Notes to Financial Statements (continued)

4.       PURCHASES AND SALES (CONTINUED)

                                                                  PURCHASES      SALES
                                                                -------------------------
SUB-ACCOUNTS:
    Financial Services Trust                                    $  204,929     $    1,013
    Fundamental Value Trust                                        771,147         53,027
    Global Bond Trust                                              116,661         26,910
    Global Equity Trust                                          4,325,682      4,345,587
    Global Equity Select Trust                                          -             340
    Growth Trust                                                   563,240        987,035
    Growth & Income Trust                                        1,661,012      1,483,739
    Health Sciences Trust                                          312,089            981
    High Grade Bond Trust                                           20,550          6,876
    High Yield Trust                                             1,466,301      1,204,286
    Income &Value Trust                                          4,641,958         32,880
    International Equity Select Trust                                5,714            822
    International Index Trust                                      133,657         11,120
    International Small Cap Trust                                9,921,048      9,286,316
    International Stock Trust                                   10,919,772     10,668,641
    International Value Trust                                    8,139,738      6,394,759
    Internet Technologies Trust                                     45,572        135,334
    Investment Quality Bond Trust                                1,260,730      5,919,333
    Large Cap Growth Trust                                       1,885,030        222,136
    Lifestyle Aggressive 1000 Trust                                302,746        149,087
    Lifestyle Balanced 640 Trust                                 1,618,805        370,892
    Lifestyle Conservative 280 Trust                               152,390          9,458
    Lifestyle Growth 820 Trust                                   2,303,560        478,864
    Lifestyle Moderate 460 Trust                                   415,973         38,047
    Mid Cap Growth Trust                                           339,288          3,486
    Mid Cap Index Trust                                            688,741        481,397
    Mid Cap Opportunities Trust                                    288,681         74,993
    Mid Cap Stock Trust                                            201,270        691,225
    Mid Cap Value Trust                                          1,174,622          7,835
    Money Market Trust                                          54,951,639     50,665,143
    Overseas Trust                                              11,549,487     10,463,969
    Pacific Rim Emerging Markets Trust                           2,579,282      2,503,694
    Quantitative Equity Trust                                    1,250,080      3,135,842
    Quantitative Mid Cap Trust                                     186,552          5,471
    Real Estate Securities Trust                                 1,339,143        288,836
    Science and Technology Trust                                 1,916,292      2,440,437
    Select Growth Trust                                              6,575          1,521
    Small Cap Index Trust                                          844,264        680,014
    Small Company Blend Trust                                    1,143,386        878,201
    Small Company Value Trust                                    1,476,038         44,464
    Small-Mid Cap Trust                                              3,385          1,018
    Small-Mid Cap Growth Trust                                       2,763            449
    Strategic Bond Trust                                           424,228         72,056
    Strategic Growth Trust                                         169,624         12,007
    Strategic Opportunities Trust                                  935,931        678,447
    Tactical Allocation Trust                                      228,536         19,942
    Telecommunications Trust                                       188,746         44,680
    Total Return Trust                                           1,281,604        417,721
    Total Stock Market Index Trust                                 509,675        206,187

                The Manufacturers Life Insurance Company (U.S.A.)
                               Separate Account A

                    Notes to Financial Statements (continued)

4.       PURCHASES AND SALES (CONTINUED)

                                                                        PURCHASES       SALES
                                                                       --------------------------
         SUB-ACCOUNTS:
             U.S. Government Securities Trust                          $  1,371,149       326,092
             U.S. Large Cap Value Trust                                   1,091,745       224,422
             Utilities Trust                                                261,538        67,701
             Value Trust                                                  1,829,207       852,999
             500 Index Trust                                              2,070,376       846,673
                                                                       ------------  ------------
                                                                       $158,287,426  $128,087,243
                                                                       ============  ============

5.       FINANCIAL HIGHLIGHTS

                                                                            FOR THE PERIOD ENDED
                                      AT MARCH 31, 2002                     MARCH 31, 2002
                                      -------------------------------------------------------------
                                                                            INVESTMENT
                                                     UNIT            NET      INCOME        TOTAL
                                        UNITS       VALUE          ASSETS      RATIO*      RETURN**
                                      -------------------------------------------------------------
SUB-ACCOUNTS:
    Aggressive Growth Trust             467,724     $15.44       $7,222,087      -           0.45%
    All Cap Growth Trust                888,791      19.23       17,090,890      -          -0.20%
    All Cap Value Trust                  65,195      12.56          818,992      -          -0.40%
    Balanced Trust                    1,199,643      23.78       28,533,965      -          -0.96%
    Blue Chip Growth Trust            1,826,387      20.19       36,874,875      -          -1.26%
    Capital Appreciation Trust           45,473      10.79          490,599      -          -2.79%
    Capital Opportunities Trust          40,276      10.59          426,523      -          -1.03%
    Core Value Trust                      4,612      12.21           56,314      -           2.61%
    Diversified Bond Trust              725,206      15.38       11,155,385      -          -0.38%
    Dynamic Growth Trust                435,388       4.35        1,892,993      -          -8.82%
    Emerging Small Company Trust      1,215,173      54.77       66,554,837      -          -1.69%
    Equity-Income Trust               1,785,664      19.93       35,580,164      -           4.63%
    Equity Index Trust                3,537,966      18.96       67,097,211      -           0.21%
    Financial Services Trust             44,855      11.63          521,812      -           0.00%
    Fundamental Value Trust             236,915      11.64        2,757,691      -          -0.77%
    Global Bond Trust                   100,199      13.55        1,358,027      -           0.09%
    Global Equity Trust                 672,135      16.13       10,838,017      -           0.92%
    Global Equity Select Trust            1,045      12.38           12,938      -           1.48%
    Growth Trust                        968,999      13.96       13,530,144      -          -4.09%
    Growth & Income Trust             2,684,406      19.09       51,251,025      -          -1.25%
    Health Sciences Trust                99,541      12.65        1,259,197      -          -6.57%
    High Grade Bond Trust                13,347      12.83          171,226      -          -0.56%
    High Yield Trust                    487,126      12.96        6,314,093      -          -2.02%
    Income & Value Trust                793,013      16.52       13,100,028      -           0.49%
    International Equity Select Trust     1,382      12.27           16,956      -           2.08%
    International Index Trust           103,788       8.80          912,930      -           0.59%
    International Small Cap Trust       404,132      13.28        5,365,110      -           3.98%
    International Stock Trust         1,909,877      11.97       22,863,722      -           0.94%
    International Value Trust           464,060      11.34        5,260,347      -           3.70%
    Internet Technologies Trust         190,901       3.33          635,702      -         -12.14%
    Investment Quality Bond Trust     1,471,590      17.11       25,174,974      -           0.42%

                The Manufacturers Life Insurance Company (U.S.A.)
                               Separate Account A

                    Notes to Financial Statements (continued)

5.       FINANCIAL HIGHLIGHTS (CONTINUED)

                                                                                  FOR THE PERIOD ENDED
                                            AT MARCH 31, 2002                     MARCH 31, 2002
                                            ------------------------------------------------------------
                                                                                  INVESTMENT
                                                           UNIT           NET       INCOME        TOTAL
                                              UNITS       VALUE          ASSETS      RATIO*      RETURN**
                                            ------------------------------------------------------------
SUB-ACCOUNTS:
    Large Cap Growth Trust                  1,225,563     $13.74      $16,841,513      -           0.40%
    Lifestyle Aggressive 1000 Trust           387,573      14.29        5,538,840      -           1.35%
    Lifestyle Balanced 640 Trust              932,017      16.46       15,340,479      -           0.59%
    Lifestyle Conservative 280 Trust           33,847      17.59          595,451    0.25%         0.53%
    Lifestyle Growth 820 Trust              1,788,422      15.66       28,003,457      -           0.71%
    Lifestyle Moderate 460 Trust              165,124      17.03        2,812,496    0.13          0.69%
    Mid Cap Growth Trust                       86,122      10.15          874,141      -          -3.06%
    Mid Cap Index Trust                       204,194      14.02        2,863,661      -           6.55%
    Mid Cap Opportunities Trust                76,720      10.28          788,684      -          -2.93%
    Mid Cap Stock Trust                       280,965      10.83        3,042,854      -           0.56%
    Mid Cap Value Trust                       220,276      13.81        3,042,270      -           5.51%
    Money Market Trust                      4,188,044      21.07       88,242,318    1.26          0.31%
    Overseas Trust                            615,167      12.37        7,610,514      -           1.75%
    Pacific Rim Emerging Markets Trust      1,048,486       7.90        8,287,348      -           8.27%
    Quantitative Equity Trust               1,157,961      42.56       49,277,954      -          -2.15%
    Quantitative Mid Cap Trust                 41,145      10.27          422,564      -           0.69%
    Real Estate Securities Trust              629,708      42.55       26,793,849      -           8.31%
    Science and Technology Trust            1,353,400      14.41       19,504,763      -          -7.48%
    Select Growth Trust                         3,030      11.53           34,938      -          -2.95%
    Small Cap Index Trust                     214,737      12.33        2,647,887      -           3.81%
    Small Company Blend Trust                 332,805      13.22        4,399,900      -           4.92%
    Small Company Value Trust                 697,651      11.54        8,051,450      -          11.01%
    Small-Mid Cap Trust                         2,104      12.80           26,936      -           7.11%
    Small-Mid Cap Growth Trust                    828      10.05            8,326      -          -9.70%
    Strategic Bond Trust                      387,564      16.42        6,365,320      -           2.05%
    Strategic Growth Trust                     73,166      10.55          771,901      -          -4.26%
    Strategic Opportunities Trust           2,096,232      14.93       31,289,290      -          -0.71%
    Tactical Allocation Trust                  63,062      10.47          660,274      -          -0.10%
    Telecommunications Trust                   31,130       6.05          188,339      -         -23.71%
    Total Return Trust                        543,919      14.95        8,132,595      -           0.65%
    Total Stock Market Index Trust            258,308      10.03        2,591,573      -           0.72%
    U.S. Government Securities Trust          676,210      14.19        9,594,454      -           0.36%
    U.S. Large Cap Value Trust                951,766      12.91       12,289,735      -           0.40%
    Utilities Trust                            33,024       8.83          291,741      -          -5.38%
    Value Trust                               867,405      18.56       16,098,584      -           4.31%
    500 Index Trust                         1,488,421       9.92       14,758,276      -           0.10%


* These ratios represent the dividends, excluding distributions of capital gains, distributed by the Trust portfolio, net of management fees and expenses assessed by the fund manager, divided by the average net assets of respective Trust portfolio, which approximates the ratio of dividends, excluding distribution of capital gains, received by the sub-account of the Account, net of management fees and expenses assessed by the fund manager, divided by the average unit value. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reduction of the unit values. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends by the underlying Trust portfolio in which the sub-accounts invest.

                The Manufacturers Life Insurance Company (U.S.A.)
                               Separate Account A

                    Notes to Financial Statements (continued)

5.       FINANCIAL HIGHLIGHTS (CONTINUED)

** These ratios represent the total return for the period indicated, including changes in the value of the underlying Trust portfolio. There are no expenses of the Account that result in a direct reduction to unit values. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented. Investment options with a date notation indicate the effective date of that investment option in the separate account. The total return is calculated for the period indicated or from the effective date through the end of the reporting period.

                                                                                    FOR THE YEAR ENDED
                                            AT DECEMBER 31, 2001                    DECEMBER 31, 2001
                                            --------------------------------------------------------------
                                                                                    INVESTMENT
                                                             UNIT           NET       INCOME       TOTAL
                                              UNITS         VALUE          ASSETS      RATIO*     RETURN**
                                            --------------------------------------------------------------
SUB-ACCOUNTS:
    Aggressive Growth Trust                   457,854       $15.37       $7,037,748      -        -25.98%
    All Cap Growth Trust                      890,563        19.27       17,159,871      -        -23.77%
    All Cap Value Trust+                       33,810        12.61          426,415    0.04%        0.90%
    Balanced Trust                          1,289,838        24.01       30,975,672    2.19%      -10.20%
    Blue Chip Growth Trust                  1,766,660        20.45       36,125,334      -        -14.61%
    Capital Appreciation Trust+                27,016        11.10          299,845      -        -11.21%
    Capital Opportunities Trust+               33,938        10.70          363,137      -        -14.40%
    Core Value Trust++                          4,163        11.90           49,540      -         -4.81%
    Diversified Bond Trust                    429,951        15.44        6,638,730    5.48%        7.09%
    Dynamic Growth Trust                      414,500         4.77        1,976,588    0.17%      -40.24%
    Emerging Small Company Trust            1,260,898        55.71       70,245,302      -        -22.24%
    Equity-Income Trust                     1,655,611        19.04       31,529,986    1.64%        1.29%
    Equity Index Trust                      3,430,166        18.92       64,913,790    1.03%      -12.26%
    Financial Services Trust+                  27,008        11.63          314,189    0.08%       -6.93%
    Fundamental Value Trust+                  174,799        11.73        2,050,391      -         -6.16%
    Global Bond Trust                          93,604        13.57        1,269,754      -          0.53%
    Global Equity Trust                       670,651        15.98       10,715,183    2.45%      -16.09%
    Global Equity Select Trust++                1,073        12.20           13,095      -         -2.40%
    Growth Trust                            1,000,241        14.56       14,561,330      -        -21.37%
    Growth & Income Trust                   2,674,526        19.33       51,711,198    0.41%      -11.28%
    Health Sciences Trust+                     75,141        13.54        1,017,414      -          8.32%
    High Grade Bond Trust++                    12,296        12.90          158,625    2.79%        3.21%
    High Yield Trust                          466,497        13.23        6,171,637    9.19%       -5.47%
    Income & Value Trust                      503,442        16.44        8,275,552    2.68%        0.98%
    International Equity Select Trust++           969        12.02           11,647      -         -3.84%
    International Index Trust                  88,736         8.74          775,973    1.22%      -22.41%
    International Small Cap Trust             349,581        12.77        4,463,179      -        -31.10%
    International Stock Trust               1,880,342        11.86       22,300,841    0.20%      -21.53%
    International Value Trust                 299,711        10.93        3,276,153    1.02%       -9.97%
    Internet Technologies Trust               218,501         3.79          828,119      -        -46.09%
    Investment Quality Bond Trust           1,740,743        17.04       29,654,435    5.47%        7.33%

                The Manufacturers Life Insurance Company (U.S.A.)
                               Separate Account A

                    Notes to Financial Statements (continued)

5.       FINANCIAL HIGHLIGHTS (CONTINUED)

                                                                                             FOR THE YEAR ENDED
                                          AT DECEMBER 31, 2001                               DECEMBER 31, 2001
                                          --------------------------------------------------------------------------
                                                                                             INVESTMENT
                                                              UNIT             NET             INCOME        TOTAL
                                            UNITS            VALUE           ASSETS            RATIO*       RETURN**
                                          --------------------------------------------------------------------------
SUB-ACCOUNTS:
Large Cap Growth Trust                    1,103,220        $ 13.69        $15,099,204             --         -17.81%
Lifestyle Aggressive 1000 Trust             376,673          14.10          5,311,159           0.37%        -13.67%
Lifestyle Balanced 640 Trust                855,914          16.36         14,004,976           2.55%         -4.71%
Lifestyle Conservative 280 Trust             25,748          17.50            450,589           3.89%          3.30%
Lifestyle Growth 820 Trust                1,669,794          15.55         25,961,272           1.40%         -8.97%
Lifestyle Moderate 460 Trust                142,884          16.92          2,416,964           3.30%         -1.09%
Mid Cap Growth Trust+                        52,743          10.47            552,215             --         -16.24%
Mid Cap Index Trust                         189,985          13.16          2,500,541           0.85%         -1.73%
Mid Cap Opportunities Trust+                 55,599          10.59            588,792             --         -15.28%
Mid Cap Stock Trust                         330,092          10.77          3,555,087             --         -10.99%
Mid Cap Value Trust+                        130,318          13.09          1,705,795           0.74%          4.72%
Money Market Trust                        3,996,981          21.01         83,955,822           3.59%          3.59%
Overseas Trust                              519,934          12.16          6,321,622           0.27%        -21.10%
Pacific Rim Emerging Markets Trust        1,041,091           7.30          7,600,304           0.41%        -18.58%
Quantitative Equity Trust                 1,203,842          43.49         52,356,792           0.30%        -22.95%
Quantitative Mid Cap Trust+                  22,937          10.20            233,954             --         -18.40%
Real Estate Securities Trust                603,342          39.28         23,701,906           3.75%          3.15%
Science and Technology Trust              1,388,634          15.58         21,631,041             --         -41.25%
Select Growth Trust++                         2,599          11.88             30,872             --          -4.96%
Small Cap Index Trust                       202,574          11.88          2,406,173           1.85%          1.41%
Small Company Blend Trust                   316,717          12.60          3,990,916             --          -2.30%
Small Company Value Trust                   565,676          10.40          5,880,631           0.17%          6.54%
Small-Mid Cap Trust++                         1,906          11.95             22,773           0.01%         -4.40%
Small-Mid Cap Growth Trust++                    612          11.13              6,810             --         -10.96%
Strategic Bond Trust                        366,019          16.09          5,890,786           7.96%          6.25%
Strategic Growth Trust+                      58,133          11.02            640,623             --         -11.84%
Strategic Opportunities Trust             2,079,350          15.03         31,259,873           0.50%        -15.25%
Tactical Allocation Trust                    43,247          10.48            453,266           0.11%        -13.39%
Telecommunications Trust+                     8,021           7.93             63,603             --         -36.56%
Total Return Trust                          486,338          14.86          7,224,802           3.59%          8.28%
Total Stock Market Index Trust              227,808           9.96          2,269,349           0.92%        -11.41%
U.S. Government Securities Trust            602,920          14.14          8,523,508           4.75%          7.03%
U.S. Large Cap Value Trust                  881,525          12.86         11,337,798           0.38%         -2.55%
Utilities Trust+                              9,963           9.35             93,121           1.05%        -25.22%
Value Trust                                 812,349          17.79         14,453,761           0.53%          3.42%
500 Index Trust                           1,363,591           9.91         13,506,774           0.84%        -12.37%

                The Manufacturers Life Insurance Company (U.S.A.)
                               Separate Account A

                    Notes to Financial Statements (continued)

5.       FINANCIAL HIGHLIGHTS (CONTINUED)


* These ratios represent the dividends, excluding distributions of capital gains, distributed by the Trust portfolio, net of management fees and expenses assessed by the fund manager, divided by the average net assets of respective Trust portfolio, which approximates the ratio of dividends, excluding distribution of capital gains, received by the sub-account of the Account, net of management fees and expenses assessed by the fund manager, divided by the average unit value. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reduction in the unit values. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends by the underlying Trust portfolio in which the sub-accounts invest.

** These ratios represent the total return for the period indicated, including changes in the value of the underlying Trust portfolio. There are no expenses of the Account that result in a direct reduction to unit values. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented. Investment options with a date notation indicate the effective date of that investment option in the separate account. The total return is calculated for the period indicated or from the effective date through the end of the reporting period.

+ Reflects the period from commencement of operations May 1, 2001 through December 31, 2001.

++ Reflects the period from commencement of operations July 16, 2001 through December 31, 2001.

6.       RELATED PARTY TRANSACTIONS

Manulife Financial Securities LLC, a registered broker-dealer and indirect wholly owned subsidiary of Manulife Financial, acts as the principal underwriter of the Contracts pursuant to a Distribution Agreement with the Company. Registered representatives of either Manulife Financial Securities LLC or other broker-dealers having distribution agreements with Manulife Financial Securities LLC who are also authorized as variable life insurance agents under applicable state insurance laws sell the Contracts. Registered representatives are compensated on a commission basis.

The Company has a formal service agreement with its affiliate, MFC, which can be terminated by either party upon two months notice. Under this Agreement, the Company pays for legal, actuarial, investment and certain other administrative services.

                                    PART II

                               OTHER INFORMATION

                           PART II. OTHER INFORMATION

Representation of Insurer Pursuant to Section 26 of the Investment Company Act of 1940

         The Manufacturers Life Insurance Company (U.S.A.) hereby represents that the fees and charges deducted under the policies issued pursuant to this registration statement in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

CONTENTS OF REGISTRATION STATEMENT
This registration statement comprises the following papers and documents:

The facing sheet;
Cross-Reference Sheet;
The Prospectus, consisting of 192 pages;
Representation of Insurer Pursuant to Section 26 of the Investment
Company Act of 1940
The signatures;
Written consents of the following persons:
        A. Ernst & Young LLP - FILED HEREWITH
        B. Opinion and Consent of Actuary - FILED HEREWITH
        C. Opinion and Consent of James D. Gallagher, Attorney - FILED HEREWITH

The following exhibits are filed as part of this Registration Statement:

1. Copies of all exhibits required by paragraph A of the instructions as to exhibits in Form N-8B-2 are set forth below under designations based on such instructions:

     A(1) Resolutions of Board of Directors of The Manufacturers Life Insurance Company (U.S.A.) establishing Separate Account A. - Incorporated by Reference to Exhibit A(1) to the registration statement on Form S-6, file number 333-71134 filed on January 2, 2002 (the "Pre-Effective Amendment")

     A(3)(a)(i)   Form of Distribution Agreement. Incorporated by Reference to
                  Exhibit A(3)(a)(i) to the registration statement on Form S-6, file number 333-66303 filed October 29,1998 (the "SVUL
                  Registration Statement").

     A(3)(a)(ii)  Form of Amendment to Distribution Agreement. Incorporated by
                  reference to Exhibit A(3)(a)(ii) to the SVUL Registration Statement.

     A(3)(a)(iii) Form of Amendment to Distribution Agreement. Incorporated by
                  reference to Exhibit A(3)(a)(iii) to the SVUL Registration Statement.

     A(3)(b)(i)   Form of broker-dealer agreement. Incorporated by Reference to
                  Exhibit A(3)(B)(i) to the registration statement on Form S-6, file number 333-71134 filed October 5, 2001 (the "ACCUMULATOR
                  Registration Statement").

     A(5)(a) Form of Flexible Premium Variable Life Insurance Policy - FILED HEREWITH

     A(6)(a) Restated Articles of Redomestication of The Manufacturers Life Insurance Company (U.S.A.) - Incorporated by reference to Exhibit A(6) to the registration statement filed July 20, 2000 (File No. 333-41814) (the "Initial Registration Statement").

     A(6)(b) By-Laws of The Manufacturers Life Insurance Company (U.S.A.) - Incorporated by reference to Exhibit A(6)(b) to the Initial Registration Statement.

     A(8)(a)(i)   Form of Service Agreement between The Manufacturers Life
                  Insurance Company and The Manufacturers Life Insurance Company of America dated June 1, 1988. Incorporated by reference to Exhibit A(8)(a)(i) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.

     A(8)(a)(ii)  Form of Amendment to Service Agreement between The
                  Manufacturers Life Insurance Company and The Manufacturers Life Insurance Company of America dated December 31, 1992. Incorporated by reference to Exhibit A(8)(a)(ii) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.

     A(8)(a)(iii) Form of Amendment to Service Agreement between The
                  Manufacturers Life Insurance Company and The Manufacturers Life Insurance Company of America dated May 31, 1993. Incorporated by reference to Exhibit A(8)(a)(iii) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.

     A(8)(a)(iv)  Form of Amendment to Service Agreement between The
                  Manufacturers Life Insurance Company and The Manufacturers Life Insurance Company of America dated June 30, 1993. Incorporated by reference to Exhibit A(8)(a)(iv) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.

     A(8)(a)(v)   Form of Amendment to Service Agreement between The
                  Manufacturers Life Insurance Company and The Manufacturers
                  Life Insurance Company of America dated December 31, 1996.
                  Incorporated by reference to Exhibit A(8)(a)(v) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.

     A(8)(a)(vi)  Form of Amendment to Service Agreement between The
                  Manufacturers Life Insurance Company and The Manufacturers Life Insurance Company of America dated May 31, 1998. Incorporated by reference to Exhibit A(8)(a)(vi) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.

     A(8)(a)(vii) Form of Amendment to Service Agreement between The
                  Manufacturers Life Insurance Company and The Manufacturers Life Insurance Company of America dated December 31, 1998. Incorporated by reference to Exhibit A(8)(a)(vii) to post-effective amendment No. 11 to the registration statement on Form N-4, file number 33-57018 filed March 1, 1999.

     A(8)(b) Form of Stoploss Reinsurance Agreement. Incorporated by reference to Exhibit A(8)(b) to the SVUL Registration Statement.

     A(8)(c)(i)   Form of Service Agreement. Incorporated by reference to
                  Exhibit A(8)(c)(i) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.

     A(8)(c)(ii)  Form of Amendment to Service Agreement. Incorporated by
                  reference to Exhibit A(8)(c)(ii) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293 filed August 28, 1998.

     A(10)(a)(i)  Form of Application for Flexible Premium Variable Life
                  Insurance Policy. Incorporated by reference to Exhibit A(10) to post effective amendment no. 7 to the registration statement on Form S-6, file number 33-52310, filed April 26, 1996.

     A(10)(a)(ii) Form of Rider for Flexible Premium Variable Life Insurance
                  Policy Incorporated by reference to Exhibit A(10(a)(ii) to post effective amendment no. 1 to the registration statement on Form S-6, file number 333-69719, filed February 25, 2000.

     A(10)(b) Form of Application Supplement for Flexible Premium Variable Life Insurance Policy. Incorporated by reference to Exhibit A(10)(a) to post effective amendment no. 9 to the registration statement on Form S-6, file number 33-52310, filed December 23, 1996.

     A(10)(c) Form of Assumption Reinsurance Agreement with The Manufacturers Life Insurance Company (U.S.A.) and The Manufacturers Life Insurance Company of America - Incorporated by reference to exhibit A(10)(c) to the ACCUMULATOR Registration Statement.

2. Consents of the following:
        A. Opinion and consent of James D. Gallagher, Esq., Secretary and General Counsel of The Manufacturers Life Insurance Company (U.S.A.)
           - FILED HEREWITH
        B. Opinion and consent of Naveed Irshad, Pricing Actuary, of The Manufacturers Life Insurance Company (U.S.A.) - FILED HEREWITH
        C. Consent of Ernst & Young LLP (Philadelphia, Pennsylvania) - FILED HEREWITH

3. No financial statements are omitted from the prospectus pursuant to instruction 1(b) or (c) of Part I.

4. Not applicable.

6. Memorandum Regarding Issuance, Face Amount Increase, Redemption and Transfer Procedures for the Policies - FILED HEREWITH

7. Powers of Attorney
    (i) (Robert A. Cook, John DesPrez III, Geoffrey Guy, James O'Malley, Joseph J. Pietroski, Rex Schlaybaugh) incorporated by reference to exhibit 7 to initial registration statement on Form S-6, file number 333-41814 filed July 20, 2000 on behalf of The Manufacturers Life Insurance Company (U.S.A.).
    (ii) Powers of Attorney (John Ostler). Incorporated by reference to exhibit 7 to the ACCUMULATOR Registration Statement.
    (iii) Powers of Attorney (Jim Boyle, John Lyon). Incorporated by reference to exhibit 7 to the ACCUMULATOR Registration Statement.
    (iv)  Power of Attorney (Steve Mannik) - Incorporated by reference to exhibit 7 (iv) to the initial registration statement on Form S-6, file number 333-85284 filed April 1, 2002.

8. Undertakings

Article XII of the Restated Articles of Redomestication of The Manufacturers Life Insurance Company (U.S.A.) provides as follows:

No director of this Corporation shall be personally liable to the Corporation or its shareholders or policyholders for monetary damages for breach of the director's fiduciary duty, provided that the foregoing shall not eliminate or limit the liability of a director for any of the following:

     i) a breach of the director's duty or loyalty to the Corporation or its shareholders or policyholders;
     ii) acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law;
     iii) a violation of Sections 5036, 5276 or 5280 of the Michigan Insurance Code, being MCLA 500.5036, 500.5276 and 500.5280;
     iv) a transaction from which the director derived an improper personal benefit; or
     v) an act or omission occurring on or before the date of filing of these Articles of Incorporation.

If the Michigan Insurance Code is hereafter amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Corporation, in addition to the limitation on personal liability contained herein, shall be eliminated or limited to the fullest extent permitted by the Michigan Insurance Code as so amended. No amendment or repeal of this
Article XII shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to the effective date of any such amendment or repeal.

Notwithstanding the foregoing, Registrant hereby makes the following undertaking pursuant to Rule 484 under the Securities Act of 1933:

         Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  EXHIBIT INDEX


Item No.        Description


A(5)(a)         Form of Flexible Premium Variable Life Insurance Policy

6. Memorandum Regarding Issuance, Face Amount Increase, Redemption and Transfer Procedures for the Policies

Consents of the following:

     A. Opinion and consent of James D. Gallagher, Esq., Secretary and General Counsel of The Manufacturers Life Insurance Company (U.S.A.)
     B. Opinion and consent of Naveed Irshad, Pricing Actuary, of The Manufacturers Life Insurance Company (U.S.A.)
     C.   Consent of Ernst & Young LLP (Philadelphia, Pennsylvania)

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant has caused this Pre-Effective Amendment to its Registration Statement to be signed on its behalf in the City of Boston, Massachusetts, on this 25th day of June, 2002.

SEPARATE ACCOUNT A OF
THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
(Registrant)

By: THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
     (Depositor)


By: /s/ John D. DesPrez III
    -----------------------
     John D. DesPrez III
     President

         Pursuant to the requirements of the Securities Act of 1933, the Depositor has duly caused this Pre-Effective Amendment to its Registration Statement to be signed by the undersigned on the 25th day of June, 2002 in the City of Boston, Massachusetts.

THE MANUFACTURERS LIFE
INSURANCE COMPANY (U.S.A.)


By: /s/ John D. DesPrez III
    -----------------------
     John D. DesPrez III
     President

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment to the Registration Statement has been signed by the following persons in the capacities indicated on this 25th day of June, 2002.

Signature                               Title
---------                               -----


/s/John D. DesPrez III                  Chairman and President
----------------------                  (Principal Executive Officer)
John D. DesPrez  III


*___________________                    Executive Vice President and
John Ostler                             (Chief Financial Officer)


*___________________                    Director
James Boyle


*___________________                    Director
Robert A. Cook


*___________________                    Director
Geoffrey Guy

*___________________                    Director
James O'Malley


*___________________                    Director
Steve Mannik


*___________________                    Director

John Lyon

*___________________                    Director
Rex Schlaybaugh, Jr.


*/s/James D. Gallagher
----------------------
JAMES D. GALLAGHER
Pursuant to Power of Attorney

                                  EXHIBIT INDEX


Item No.        Description


A(5)(a)         Form of Flexible Premium Variable Life Insurance Policy

6. Memorandum Regarding Issuance, Face Amount Increase, Redemption and Transfer Procedures for the Policies

Consents of the following:

     A. Opinion and consent of James D. Gallagher, Esq., Secretary and General Counsel of The Manufacturers Life Insurance Company (U.S.A.)
     B. Opinion and consent of Naveed Irshad, Pricing Actuary, of The Manufacturers Life Insurance Company (U.S.A.)
     C.   Consent of Ernst & Young LLP (Philadelphia, Pennsylvania)